FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Enersis S.A.

TABLE OF CONTENTS

The following are English translations of documents made publicly available to shareholders or holders of American Depositary Shares of Enersis S.A. (the “Company”) in connection with the proposed capital increase by the Company in which Endesa S.A., the Company’s controlling shareholder, would subscribe for additional shares with a non-monetary contribution of equity interests in a portfolio of companies, and the other shareholders would subscribe for additional shares with cash.

Item

1.                  Translation of Opinion of Director Pablo Yrarrázaval V. dated October 30, 2012

2.                  Translation of Opinion of Director Andrea Brentan dated October 30, 2012

3.                  Translation of Opinion of Director Rafael Miranda R. dated October 30, 2012

4.                  Translation of Directors’ Committee Report dated October 29, 2012

5.                  Translation of Opinion of Director Leonidas Vial E. dated October 30, 2012

6.                  Translation of Opinion of Director Hernan Somerville S. dated October 31, 2012

7.                  Translation of Opinion of Director Eugenio Tironi B. dated October 30, 2012

8.                  Translation of Opinion of Director  Rafael Fernández M. dated October 30, 2012

9.                  Translation of Independent Appraisal Report of IM Trust Asesorías Financieras S.A. dated October 24, 2012

10.              Translation of Expert Appraisal Report of Eduardo Walker H. dated July 23, 2012

11.              Translation of Independent Appraisal Report of Claro y Asociados Ltda. dated
October 24, 2012

DISCLAIMMER: THE ENGLISH VERSION OF THIS OPINION  WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY MR. PABLO YRARRAZAVAL.

Santiago, October 30, 2012

Shareholders of Enersis S.A.,

SANTIAGO

Ref.: Pronouncement on the related

parties transaction among  - capital increase of Enersis S.A.

Dear Sir,

As Director and Chairman of the Board of Directors of Enersis S.A. ("Enersis"), a publicly held limited liability stock company registered as No 175/1983 of the Securities Register of the Superintendence of Securities and Insurance ("SVS"), and in compliance with dispositions set by the Chilean Companies Act 18,046  ("LSA"), Article 147, numeral 5), I issue my pronouncement with respect to the convenience of the Proposed Transaction in terms of its best interest to Enersis, according to how it is defined below.

l. Background

On June 18, 2012, the majority shareholder of the Company, Endesa, S.A., through its subsidiary Endesa Latinoamérica S.A. (both companies "Endesa" unless otherwise stated), sent me a letter, as chairman of the Board of Directors of Enersis, proposing a capital increase of Enersis, to be subscribed, both in money and other non-monetary assets representing the total participations that Endesa Spain owns through Endesa (the “Contributed Assets”) in South America, other than Enersis.

Therefore, the “Proposed Transaction”, with respect to which I pronounce myself through this document, consist in a capital increase of Enersis in which Endesa would subscribe its proportion of the new shares to be issued by contributing its total shares of a new company to be established according to the laws of Spain, that would be called “Cono Sur”, and whose only assets would be its total participations, and would be free of liabilities. The other shareholders (or their assignees), if they decide, would  subscribe their proportion of the new shares by paying pro rata in cash.

On August 3, 2012, through the Official Letter No 18,684, the Superintendence of Securities and insurance ("SVS") considered the Proposed Transaction, in spite of being a capital increase, to be a related party transaction and ordered that the Board of Directors of Enersis give strict compliance not only to the provisions of Articles 15 and 67 of the LSA, which regulate capital increases payable with assets other than money, but also comply with the provisions of Title XVI of the LSA.

On August 6, 2012, the Board of Directors of Enersis agreed to submit the Proposed Transaction to the approval procedures established in Title XVI of the LSA.

II. Pronouncement on the relationship to the controlling shareholder

I declare that I am a Director and Chairman of Enersis since July 26, 2002 and that I was appointed Director with the votes of the majority shareholder at the ´Shareholders’ Meeting that appointed the current Board of Directors, which was held on April 22, 2010.  Additionally, I declare that these votes were decisive to be elected as a director.  I also declare that during the Board of Directors’ meeting of April 23, 2012, I was appointed Chairman of the Board of Directors, being elected previously at the Shareholders Meeting held on April 22, 2010.

I declare that I have interest in the Proposed Transaction according to the interpretation performed by the SVS in its Official Letter No 21001 of August 29,2012, in its section III.l, which made applicable to the Transaction that resolved by the Superintendence on April 18, 2012 in its Offitial Letter No 9914 to the company Enjoy S.A.

Such declaration of interest was repeated formally to the Company in the Board of Directors’ meeting of September 5, 2012.

With respect to Endesa, a wholly-owned company by Endesa S.A (Endesa Spain), I was member of the Board of Directors of the latter by virtue of the resolutions adopted by the Universal Extraordinary General Shareholders’ Meeting that was held on October 10, 2006.  On June 27, 2008, I resigned as a consequence of the reduction of such Board of Directors to three members.  Similarly, since June 17, 2004, I form part of the Latin American Executive Committee, and to this day still hold an advisor position to such committee.

I also declare that I am directly and indirectly a shareholder of Enersis S.A.

Other than the aforementioned, I have no relationship with the counterparts nor have interest in the Operation.

III. General Considerations

According to LSA, I must give my opinion with respect to the Proposed Transaction, in the terms and conditions presented by the majority shareholder.  This proposal, a unique and indivisible package to be contributed by the majority shareholder in a capital increase in which the minority shareholders must subscribe on a pro rata basis with contributions in money.

In my opinion, the Proposed Transaction should consider the following questions:

1.       If these assets, all together in Cono Sur, were for sale by a third party, would they be interesting for Enersis? That is, whether the price is adequate or not, or who is the owner of the assets.

2.       If the response to this first question is affirmative, and considering the Proposed Transaction, the question to be asked is, what should be the price to be paid for Cono Sur?

3.       Considering the incorporation of Cono Sur interesting for Enersis and having determined an appropriate price, then one must wonder what implications the way Endesa has proposed to do this, namely through a capital increase for an amount equivalent to 1/60.62% times the value at which Cono Sur is contributed and in which the other shareholders contribute money.

The transaction under analysis has two particular characteristics:

(i)                  not all shareholders contribute with the same assets

(ii)                the contribution in money may reach a significant amount

These two particular characteristics therefore make necessary to formulate the following two questions:

a.       What effect would for Enersis raise this amount of money ?

b.      How do you compare the contribution made by Endesa to the contribution that may be made by the other shareholders of Enersis?  For the reasons outlined below, this part of the question should be responded as part of the analysis of the value of the contribution of Cono Sur.

III.1. Contribution of the Proposed Transaction to the Best Interest of Enersis

1.       Enersis is currently a leading company in generation and distribution of electricity in South America, with a strong presence in Argentina, Brazil, Chile, Colombia, and Peru.

2.       South America is one of the regions with greater socio-economic and demographic dynamism. However, it is also a region that still presents a low per capita electricity consumption rate.  Therefore, it is likely that the countries in which Enersis currently operates present a high growth potential.

3.       The companies whose participations Endesa offers to contribute to Enersis, are companies with high growth potential and low risk, considering that they are businesses that Enersis already knows and, in their great majority, are managed by Enersis.  Therefore, they are assets in which Enersis would have an interest in increasing its participation, such is the case of Emgesa, Codensa, Endesa Brazil, Ampla, Coelce, Cien, Cachoeira Dourada, Fortaleza, Edegel, Edelnor, Edesur, Cemsa, San Isidro or to acquire; as in the case of Piura, Dock Sud and Yacylec, without regard to who divests, since they are a set of assets that Enersis also would be interested in purchasing from a non-related third party.

4.       Additionally, the purchase of Cono Sur represents an opportunity for Enersis to improve its current situation, from a corporate point of view.  In effect, the current structure presents major opportunities for improvement, which I mention below:

a.       Enersis performs 100% of the effort, but only obtains part of the results.  For example, in 2011 only 43% of the consolidated net income was received by its shareholders, although it consolidated 100% of the debt; and

b.      The existence of multiple subsidiaries with third party participations gives rise to a significant minority interest, which makes financial analysis of Enersis difficult, and leading market analysts to eventually apply higher discounts to the value of our Company.

5.       The acquisition of Cono Sur would constitute an important step in the simplification of the current ownership structure.  Additionally, considering that this is a package that includes all the shares that Endesa has in the region, Enersis would achieve substantial change through one transaction, which is reasonable to expect will have a positive impact from the day the operation is materialized.

6.       The contribution of the assets in Emgesa and Codensa should clearly and finally allow consolidating such companies; option that is currently possible exclusively due to a shareholders agreement in which Endesa grants Endesa Chile and Enersis, respectively, the political control of such companies.  This grant may be unilaterally revoked with a notice with 3 years in advance, which would imply that Enersis would have to cease to consolidate approximately USD 1,000 million of EBITDA.

7.       The Proposed Transaction consolidates Enersis as the only investment vehicle of Endesa and Enel S.p.A., in the region, with the exception of Enel Green Power involved in non-conventional renewable energy investments, thus eliminating potential conflicts of interest that could arise in the future.

Based on all the aforementioned, my opinion is that the Proposed Transaction is of interest to Enersis and contributes to their best interest, given that is in line with its strategic focus.

III.2. The Proposed Operation meets price, terms and conditions to those prevailing in the market

Then the following question must be answered. Which should be the price of Cono Sur?

In this regard, it should be noted that this particular operation is without precedent in the market or comparable operations, therefore to refer to “market prices” becomes particularly complex.  For this reason, the Board of Directors of Enersis determined to hire the independent valuator IM Trust Asesorias Financieras S.A. (“IM Trust”) to determine the value that meets the "conditions that prevail in the market at the time of the Transaction."  The Directors Committee also determined hiring an independent valuator, Claro y Asociados Limitada (“Claro y Asociados"), with the same purpose.

What is relevant to the Proposed Transaction, from the “market price” perspective, seems to be (i) the value at which the shares are contribute and, (ii) how the value of Cono Sur that Endesa contributes compares to the amount that the other shareholders contribute in money, thus should be determined if all shareholders had the option to subscribe under equal conditions.

The criteria followed by both independent valuators is to estimate the market value of Cono Sur linking it to the market capitalization of Enersis, to the extent that they even express the market value of Cono Sur as a percentage of the market capitalization of Enersis.

Therefore, it seems reasonable to me to consider the estimates made by the independent valuators appointed be the Board of Directors of Enersis, IM Trust, and by the Directors’ Committee of Enersis, Claro y Asociados.

.

The reports of IM Trust and Claro y Asociados, both issued on October 24, are available to the shareholders and the general public on the Enersis’ website, and I highly recommend shareholders to read these reports in detail.  Additionally, the report by the expert appraiser Eduardo Walker dated July 23, 2012, also contributes in establishing the value of Cono Sur.

III.2.a. Estimate of the value of Cono Sur performed by the expert appraiser Eduardo Walker

The valuation of Cono Sur made by the expert appraiser Eduardo Walker was based on the discounted cash flow method of each of the cContributed Assets.  Using this method, he determined a value of USD 4,862 million as the economic value of the equity of Cono Sur.  Mr. Walker was asked an expert appraisal of the value of the Cono Sur, without this necessarily representing a market value.  It is also worth mentioning that the value of the assets is very similar to those assigned by other valuators.

III.2.b. Estimate of the value of Cono Sur performed by IM Trust

Briefly, IM Trust estimates the market value of Cono Sur by applying a “discount” to the value resulting from the addition of the value of the shares estimated based on the discounted cash flow method (DCF).  The “discount” applied is obtained by comparing the market capitalization of Enersis at a certain time with the value of Enersis estimated using the DCF method, both performed under similar conditions.

According to IM Trust, the value of Cono Sur should be (a) the value of the Contributed Assets using the DCF method estimated to be USD 4,709 million (midpoint between the range from USD 4,591 million to USD 4,826 million), minus (b) a “discount" that is determined by comparing (i) the stock market value of Enersis, calculated before the capital increase, using the stock price at which the capital increase is subscribed, to (ii) the value of Enersis according to the DCF method, value that IM Trust estimates to be USD 14,836 million, which was determined using the same parameters as the USD 4,709 million estimate for Cono Sur.

Since, as of the date of such report, the subscribing price of the capital increase was unknown, IMTrust states that the market value of Cono Sur, in the framework of the Proposed Transaction, should be the equivalent of a 30.9 % to 32.5 % participation in Enersis.

Using the closing price per share of Enersis the day before the report, that is, at October 23, 2012 (CLP 162.2), IM Trust concludes that the market value of Cono Sur would fall between USD 3,445 million and USD 3,621 million.  Also, IM Trust sets a range from USD 3,972 million and USD 4,176 million for the price of Enersis of CLP 187 that reflects the market value before the capital increase announcement.

Finally, and only as a reference, IM Trust reports two additional values:

•         The valuation of Cono Sur “by multiples of comparable companies”, which IM Trust estimates to be USD 4,165 million.

•         The valuation of Cono Sur "by market consensus ", which IM Trust estimates at USD 3,827 million.

III.2.c. Estimate of the value of Cono Sur performed by Claro y Asociados

Claro y Asociados estimates the market value of Cono Sur by using two alternative methods:

1.       A first method similar to that used by IM Trust which consists in applying to the value obtained by the DCF of Cono Sur a “ discount” that is obtained by comparing the stock market capitalization value of Enersis to the value of Enersis estimated using the DCF method.

The value estimated by Claro y Asociados for Cono Sur would be USD 3,870 million.

2.       A second method, which consists in applying the multiple of EV/EBITDA of Enersis to the aggregate value of the EBlTDAs that would be contributed.

The value that Claro y Asociados estimates for Cono Sur according to this method would be USD 3,912 million.

As in the case of IM Trust, Claro y Asociados links the value of Cono Sur to the market capitalization value of Enersis, expressed as a percentage of the latter, obtaining a range that goes from 34.97 % to 35.35 % of the market capitalization value of Enersis.

Therefore, for Claro y Asociados, the value of Cono Sur on October 22, 2012 would be located within the range of USD 3,870 million and USD 3,912 million.

Based on this information, I believe the following regarding the market value of Cono Sur:

1.    The three reports received by the Board of Directors show consistency in terms of the value of Cono Sur obtained by discounting cash flow projections of the companies.  The maximum difference between the values does not exceed 5% (USD 4,627 million and USD 4,862 million).

2.    In order to adjust to market value, both independent valuators take the approach of setting a valuation that is, in relative terms, the valorization of Enersis, agreeing that the best comparison to Cono Sur is Enersis.

3.       It is necessary to define the market value of Enersis in order to define the market value that best represents Cono Sur.

4.       A regular market practice is to take the price of the stock the day before the announcement as a reference for the capital increase.  The closing price of Enersis on July 25 was CLP 187 per share.

5.       Based on this information the market value of Cono Sur would settle, as is included in the report of IMTrust, at USD 4,074 million.  This value would be in my opinion the fair value for the transaction.

6.       The market has adjusted the value of Enersis during these last few weeks reducing it price.  This adjustment is influenced by the capital increase announcement and therefore is a reference in terms of minimum values of Enersis.  The day prior to the publication of the reports, the price of the stock was CLP 162 per share.  Based on this price, the market value of Cono Sur would be USD 3.533 million.  This amount would represent the lower limit of the transaction.

7.       Claro y Asociados report stands the market value of Cono Sur at USD 3,870 million which is within the range of the figures proposed earlier.

8.       In order to validate the values proposed the valuators performed a valuation by comparable multiples.  In both cases, the results averaged USD 4,170 million, which are very close to the value of Cono Sur that I consider here.

9.       In conclusion, the range of the market value of Cono Sur should be between USD 3,533 million and USD 4,074 million.

10.   Although the range of values presented is constructed from different quotations for Enersis, the range is defined on the basis of absolute monetary values that do not depend on the future prices of the stock, avoiding the possibility of an undefined transaction and eliminating uncertainty that could complicate the decision making process of shareholders.

III.3. Use of proceeds obtained through the capital increase

As Enersis has informed, the money that it raised through the proposed capital increase would be used mainly towards three objectives:

1.       Increase the participation of Enersis in its subsidiaries by purchasing the shareholdings of third parties in such companies;

2.       Inorganic expansion by purchasing companies and electricity assets in the region; and

3.       Organic expansion by financing new capacity investment projects, mainly in generation, in various subsidiaries of Enersis.

Notwithstanding the foregoing, personally, I would like to mention the following considerations:

1.       Enersis has important growth opportunities, and more importantly, the technical and professional resources to, first of all, properly evaluate them and then implement them;

2.       To have the resources today significantly reduces the implementation risk of these initiatives, and, in my opinion, increases its probability of success;

3.       Even more, experience proves that the best opportunities to develop new investments, being acquisitions or new developments, occur in a restrictive financial context;

4.       Now, with regard to how much cash is necessary or sufficient in this context, it seems to me that, given the variety and the size of the opportunities, if they become a reality within a short period of time, this could mean that the funds raised could even be insufficient.  As, for example, how IM Trust includes in its report, just increasing the participation of Enersis in those companies which trade in the stock market, could imply an investment from USD 1,764 million and USD 1,898 million;

5.       According to the Valuations aforementioned and under the conditions just described, both valuators agree that the operation is accretive.

6.       It is difficult to estimate how much and when the money will be invested, considering that the three alternatives of use of proceeds mentioned do not depend on factors that Enersis controls (willingness to sell, market conditions, competition from other potential buyers, environmental approvals, etc.), that could lead to a temporary cash balance, with a financial cost.  Although the Company´s “track” record, allows assuming a proper management of the resources received; and

7.       However, for me, this possible effect represents lower risk than to resign to grow inorganically more quickly than would be possible by simply reinvesting the profits of each year.

In summary, I believe the proposed structure, by raising today an amount of money equivalent to

0.65 of the value of the contribution of Cono Sur (obtained by calculating 39.38/60.62, which corresponde to maintain the current shareholding proportions) significantly reduces the risk of obtaining reasonable cost financing in the future.  This, considering the current condition of the international financial markets that present clear signs of volatility, in my opinion is very positive for Enersis.

Now then, this does not imply ignoring that maintaining excess cash for a very long time becomes a “burden” for Enersis in terms of return, as investors will continue to demand returns on their total asset portfolio that exceed the returns of investing cash in safe financial instruments, which becomes particularly troublesome in a low interest rate environment like today.

IV. Directors’ Committee Report

The Directors Committee, in its extraordinary meeting held on October 29, 2012, confirms that the Proposed Operation “contributes to the best interest”.

When the value of Cono Sur was informed, the three members did not agree, but they place the range from a minimum of USD 3,452 million to a maximum of USD 3,935 million.  These figures are all related to the market values of Enersis and the exchange rate prevailing at the day of the valuation.

With respect to the use of proceeds, although they acknowledge it is not a matter that depends exclusively on Enersis, the solid “track record” of the Company to execute expansion plans and the existence of opportunities in the region, could lead to think that it will have the ability to find and develop investment and growth opportunities.”

With regard to the other terms and conditions requested by the Directors’ Committee, I agree that they are matters which should be covered and governed in the documentation where the transaction is formalized:

a)      Representations and warranties for Piura, Yacylec, and Central Dock Sud, to be common in this type of operations;

b)      Commitment from the controller with respect to Enersis being the only investment vehicle, except for Enel Green Power; and

c)       Commitment to hold Enersis free from any potential tax contingencies related to the structure of the operation.

V. Conclusions

As a conclusion, in my opinion:

1.       The Proposed Transaction has an strategic sense, as it allows increasing the participation of Enersis in businesses and countries in which the Company has interest to continue to grow;

2.       Considering that the contributed assets are currently known and managed by Enersis, being able to incorporate them at market price is an opportunity for the Company;

3.       The Proposed Transaction consolidates Enersis as the only investment vehicle of Endesa and Enel S.P.A. for the region (except Enel Green Power) and Enersis would rightfully, without the need of a shareholders agreement, consolidate all their assets in South America;

4.       The price of the Proposed Transaction considered at a market price, should range between USD 3,533 million and USD 4,074 million; and

5.       Enersis has important growth opportunities and, more importantly, the technical and professional resources to, first, properly evaluate them and then implement them, although it is difficult to estimate when and how much may be invested.  The "track" record of the Company allows trusting that the resources that would be received would be managed properly.

Based on the above, I think the Proposed Transaction contributes to Enersis’ best interest.

Sincerely,

Pablo Yrarrazaval V. Chariman of the Board of Directors Enersis S.A.

DISCLAIMMER: THE ENGLISH VERSION OF THIS OPINION WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY MR. ANDREA BRENTAN.

Santiago, October 30, 2012

Enersis S.A. Shareholders,

Ref.: Pronouncement on Enersis S.A. Capital Increase

I have the pleasure to deliver my personal pronouncement, as Director of the publicly-held limited liability stock company Enersis S.A (Enersis or the Company, indistinctly), based in Chile and registered in the Superintendence of Securities and Insurance (SVS) with the No 175/1983 with respect to the ongoing capital increase of Enersis S.A. (the Transaction) under the following terms and considerations:

I.        BACKGROUND INFORMATION

1.                   On June 18, 2012, the controlling shareholder of the Company, Endesa, S.A., through its subsidiary Endesa Latinoamérica, S.A. (both companies "Endesa" unless otherwise stated), sent a letter to the president of the Board of Enersis, by means of which a capital increase of the Company was proposed. This capital increase would be performed, according to the letter just mentioned and other information sent later by Endesa directly and through its subsidiary Endesa Latinoamérica, S.A., within the following terms:

(i)        Endesa may contribute to Enersis the total capital of a company named Cono Sur Participaciones, S.L. ("Cono Sur"), free from liabilities and whose only assets would be the total amount of shareholdings the Endesa Group holds in South America and which are different from those held by Enersis, directly or indirectly. These shareholdings are described in detail in Annex 1 to this document.

(ii)      The other shareholders of Enersis may participate in the capital increase by paying their prorated proportion in cash.

2.                   On August 3, 2012 the SVS conducted an administrative interpretation by means of Offitial Letter No18,684, according to which it considered, in particular and ad-hoc terms, that the ongoing capital increase governed by articles 15 and 67 of the Corporations Law must be complemented by the rules included in Title XVI of the Chilean Companies Act (“LSA” in its Spanish acronym). Consequently, and to support such complementation, the SVS considered that the Transaction should be treated as an operation among related parties, identifying the related parties, under such interpretation, to be Endesa and Enersis.

3.                   On August 9, 2012, by agreement 69/12 the Board of Directors of Enersis resolved voluntarily submitting to this administrative interpretation for the purpose of continuing with the ongoing Transaction and avoid the possible adverse consequences to the Company that could follow due to its temporary interruption, although the Board disagreed with the source and substance of that interpretation, as the corresponding board meeting record shows, and particularly in the response issued by the Board to Offitial Letter No18,684 of the SVS.

4.                   Title XVI of the LSA states in Article 147 No 5 that every board member of a publicly-held limited liability stock company, that is involved in a transaction among related parties must issue an opinion with respect to the convenience, in terms of social interest, of the Transaction and then make it available to shareholders. Such Title XVI was administratively interpreted by the SVS in order to associate to Articles 15 and 67 of LSA by Offitial Letter No21001 of August 29, 2012, and therefore the Board of Directors of Enersis resolved following this interpretation voluntarily, and coherent with what was stated in the second paragraph above.

II.      STATEMENTS ON THE DIRECTOR OF ENERSIS STATUS AND HIS RELATIONSHIP TO THE CONTROLLING SHAREHOLDER

1.                   I declare I am a member of the Board of Directors of Enersis since July 28, 2009 and that during the shareholders meeting that was held on April 22, 2010, I was appointed director with the votes of the controlling shareholder Endesa Latinoamérica, S.A. I also state that these votes were decisive to be elected as a director.

2.                   I state that I was elected director of Enersis at the shareholders’ meeting that was held on April 22, 2010 and I was appointed Vice Chairman of such body at the Board meeting held on April 23, of that same year.

3.                   I declare that I have interest in the operation in accordance with the administrative interpretation made by the SVS in section III.l of Offitial Letter No 21,001 of August 29, 2012,  which made what the Superintendence had resolved on April 18, 2012 in Offitial Letter No 9,914 to the company Enjoy S.A. applicable to the Transaction.

4.                   Such declaration of interest was repeated formally to the Company in the September 5th, 2012 Board meeting.

5.                   I also state that I hold the position of CEO in Endesa, S.A. since June 30, 2009.

6.                   I declare owning 100 (one hundred) shares of Endesa, S.A and I have no shares or securities issued by Enersis.

III.      RELATIONSHIP BETWEEN THE ACTIONS TAKEN BY THE DIRECTORS AND THE RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS WHICH AFFECT THE ANALYSIS OF THIS OPERATION

The proposed capital increase transaction has resulted from a complete and thorough process carried out by the board of directors of the company. As a member of such Board I can attest to the dedication and diligence that has been observed in order to comply with the legal rules governing the transaction and with the administrative interpretations that the Superintendence of Securities and Insurance has performed on the subject, constantly maintaining not only the purpose to comply, but also what is considered best in terms of social interest. Therefore, I can report, as exemplary, on the following activities that have been undertaken at the initiative of the directors of the company and that have developed both within and outside of a legally constituted meeting.

The search for an independent valuator in order to comply with the dispositions of Article 147 of the Chilean Companies Act began during the board meeting of Enersis that was held on August 31, 2012.

Within this context, Enersis contacted the companies IM Trust and Claro y Asociados, specialists in strategic and financial consulting services, for them to independently evaluate the capital increase in Enersis proposed by Endesa.

The Board of Enersis appointed IM Trust as independent expert valuator of the transaction.

Similarly, the Directors Committee unanimously appointed Claro y Asociados Ltda. as independent valuator of the transaction, for the same purpose.

Management Presentations was held on September 12 and 13 of 2012, opportunities in which the local chief executive officers presented the main drivers and the respective projections of the business to the independent valuators.

A presentation on regulatory issues of both electricity generation and distribution was held on September 12, 2012, in order to clarify any doubts that the independent valuators could have about the business. Afterwards, an electronic information system was implemented where the questions asked by the independent valuators and the answers given by the company were recorded. Both valuators had access to all questions and answers presented.

On September 20, 2012, Enersis made a presentation on energy management and energy processing by the company, explaining, for this purpose, the
Company´s commercial policy.

A meeting with the independent valuators was held on September 27, 2012, to explain the composition of the margins of each business line and the cash flow indexation, among other relevant subjects.

Several meetings with the independent valuators was held on October 4, 2012, when they were informed and relevant subjects related to economic, financial, tax, legal and accounting aspects were analyzed.

On October 8, 2012, an informative meeting with independent valuators and management of the company took place, opportunity in which questions were raised about the business of the Group´s companies in Chile, Colombia, Brazil and Peru.

On October 11, 2012, a coordination meeting attended by valuators, Board members and management took place to learn about the state of progress of the appraisals, information received and new requirements for information requested by the external appraisers.

It should be noted that the Board ordered the permanent and continuous remission of all the information relating to the transaction this statement refers to, to the Directors’ Committee, for that corporate body to examine the history of the transaction and issue the report required by Article 50 bis of the Chilean Companies Act.

The directors met with the independent valuator IM Trust on the 20th and 27th of September of 2012, the 4th, 11th, 17th, and 19th of October of 2012, in order to inform them on the progress of their report and any information they were lacking or additional requirements.  The directors asked IM Trust questions that they considered and resolved.

This past October 24, 2012, the Directors’ Committee received the report from the independent valuator Claro y Asociados, and that same day, the Board received IM Trust’s report.

IV.   CONVINIENCE OF THE OPERATION FOR THE BEST INTEREST

1.       Background Information

1.1 Enersis today

Enersis is a multinational electricity company, with a portfolio of diversified assets in five Latin-American countries, which maintains a permanent and embedded presence in the region.

The rootedness in the countries and communities where it operates and its capacity to respond to the energy needs of the countries and their citizens make Enersis a reference in the region:

•         The main private electricity generation operator in the region, 14,832 MW of installed capacity as of December 31, 2011 (58% hydroelectric, 37% combined cycle and fuel gas, 4% coal, 1% wind farm) and 56.9 TWh of electricity generated in 2011.

•         The main electricity distribution operator in the region, 13.7 million customers as of December 31, 2011and 69.6 TWh of electricity distributed in 2011.

•         A key player in the regional interconnection, by participating in the interconnection between Argentina and Brazil (CIEN), with a line 1,000 kilometers long and 2,100 MW of capacity.

•         A player in the gas business in Chile, by participating in the Liquefied Natural Gas (GNL) Import Terminal in Quintero, and also in the Atacama and Tal Tal gas pipelines to supply the generation power plants with the same name and the Electrogas pipeline (San Bernardo-Quillota and extension to Quintero) needed to operate the San Isidro power plant with gas.

•         Enersis employs 10,884 employees directly as of December 31, 2011, and during that year had a monthly average of 8,000 outsourced workers.

1.2 International expansion

To become what it is today, Enersis developed a successful international expansion plan that began in 1992 through successive inorganic growth operations and also through organic growth.

1.2.1 Inorganic growth

In terms of inorganic growth, Enersis has successfully purchased controlling share assets and minority shareholdings within the entire Latin-American region proving its ability to successfully accomplish acquisitions creating value. The main purchase processes in which Enersis has participated are detailed in Annex (II).

All these operations involved the purchase of more than 11,000 MW and 6.7 million customers. Through them Enersis has transformed its profile laying the foundations for the multinational company it is today.

1.2.2 Creation of value: synergies and efficiencies

Enersis has also proven its ability to create value finding synergies and new efficiencies, transforming the companies purchased in modern and efficient companies. Some relevant examples are mentioned in Annex (III).

The capacity to extract synergies and efficiencies from the operations to make the companies more profitable forms part of the core of Enersis management and it is not an objective that it pursues not only after an asset acquisition process. Enersis is one of the most efficient companies in the region as shown by various benchmarks performed thanks to the management standards it applies leveraging its economies of scale and the unification of key functions.

In recent years Enersis has benefitted from a new cycle of improvement in efficiency and operational excellence by leveraging its membership to the Enel group, multinational present in 40 countries.  Through the exchange of best practices and joint purchases and successive synergy and efficiency plans, Enersis has achieved recurring annual savings of approximately EUR 200 million.

1.2.3 Organic growth

In terms of organic growth, Enersis has been able to grow at a rate greater than the high growth economies in which it operates, also proving its ability in this form of growth:

•         In generation, Enersis has been able to install more than 4,000 MW in different expansion projects.

•         In distribution, Enersis has also experienced successful organic growth, being able to grow at a higher rate than the already high growth rate of its concession areas. To this day, Enersis has electrified practically its entire concessions and as of December 31, 2011 has 11,512 km of high-voltage lines, 152,033 km of medium voltage lines, and 138,921 km of low voltage lines. The installed capacity of substations was 35,660 MVA.

•         The expansion of distribution lines and sub transmission lines also creates value to shareholders. The regulatory frameworks establish clear signals to foster the development and investment in new networks and its efficient management assures investment returns that create value.

•         The returns recognized by regulation are attractive, the tariff revisions are based on technical and objective criteria, and conflict resolution mechanisms exist. All this, coupled with the search for excellence in operations to capture efficiencies, which are also shared with customers make distribution a solid and profitable business for shareholders.

The main organic growth projects that Enersis has developed are detailed in Annex (IV).

Both organic and inorganic growth has led Enersis to:

•         go from a USD 94 million EBITDA in 1991 to USD 4,399 million in 2011

•         go from one million customers in Chile to almost 14 million in five countries within the same period

•         increase distribution sales from de 5 to 70 TWh

•         go from no presence at all in generation to 14.8 GW of  installed capacity

1.3 Current Corporate structure and potential improvements

In this successful international expansion and value creation process, Enersis was accompanied by Endesa first as a partner and later as controlling shareholder. This explains why today Endesa participates directly as shareholder of several of Enersis Group companies. This leads to opportunities of improvement and optimization today:

1.3.1 Control through temporary agreements:

•         Enersis control of some companies in which it has a minority interest, such as Codensa and Emgesa in Colombia, is possible due to political rights assignment agreements with Endesa, which can be terminated unilaterally by Endesa.

•         Enersis and Endesa also have a "Strategic Alliance" agreement that is renewed quarterly and unilaterally by Endesa, whereby the parties agreed to a formula designed to make joint investments in the electricity and in the gas distribution businesses in certain regions of America.

•         On the other hand, Enersis manages, through agreements with Endesa, assets in which Enersis has no ownership share.  (DockSud and Empresa Eléctrica de Piura EEPSA).

1.3.2 Double management and development vehicle in Latin-America:

•         Within the current corporate structure of the controlling shareholder there are two management and development vehicle for the region, Enersis and Endesa. This situation introduces certain uncertainty as to the future perspectives of Enersis as it has been mentioned as a risk factor on the company’s 20-F form.

•         Also, the complexity of the current structure leads to a certain lack of visibility of cash flows which impacts  the understanding of the business, and therefore, the adequate valuation of the stock.

1.3.3 Imbalance between management effort and consolidated figures (EBITDA, debt, net income):

•         There is currently an imbalance between management effort, debt consolidation, EBITDA and net profit of Enersis, because although Enersis consolidates 100% of the debt and of EBITDA, it accounts for only 43% of net income.

1.4 Considerations on growth in the region

In spite of the challenging global macroeconomic environment after the financial crisis, Latin America has continued to grow, and in terms of future perspectives of growth, according to the latest October 2012 World Economic Outlook report , after Asia, the continent will be the fastest growing area in the world.

Source: IMF

Within this positive scenario, the countries in which Enersis stand out for their past and expected growth rate, generally higher than the average in the Latin-American region.

Gross Domestric Product by country	2009	2010	2011	2012	2013
Argentina	0.9	9.2	8.9	2.6	3.1
Brazil	-0.2	7.5	2.7	1.5	4.0
Colombia	0.8	4.3	5.9	4.3	4.4
Chile	-1.5	5.2	5.9	5.0	4.4
Peru	0.9	8.8	6.9	6.0	5.8

Source: FMI

Economic and demographic growth in the region and the electricity consumption per capita increase that will come along with its development translates into expectations of high electricity demand and significant investment needed.  According to the 2011 World Economic Outlook report Latin-America will require investing a total of USD 718,000 million in the industry from 2011 to 2035, USD 404,000 million in generation, USD 94,000 million in transmission and USD 220,000 million in distribution.

In the light of its position and having developed the capabilities to create value through organic and inorganic growth, Enersis must be prepared to continue capturing the projected growth in the region.

2.       Benefits of the proposed transaction

Considering the elements discussed in the previous chapter, the transaction would generate Enersis and all its shareholders the benefits that will be presented in the following paragraphs.

2.1 Advantages that derive from transferring assets of Cono Sur to Enersis

•         The acquisition of the shareholdings of Cono Sur is a unique opportunity to acquire assets in the region without increasing operational risk or the need of additional managerial resources, considering that Enersis currently already manages the assets contributed by Endesa through this transaction, and therefore has a deep understanding of the markets in which they operate, the quality of the assets, their competitive position, their operational, economic and financial condition.

•         The assets contributed by Endesa improve the diversification of Enersis present portfolio, increasing its exposure to markets with greater potential, particularly Brazil and Colombia.  Consequently, the balance of the EBITDA of Enersis, adjusted to ownership will increase. If Chile represented 46% of total EBITDA in 2011 and Brazil 36% and Colombia 10%, with the capital increase, Chile would represent 33%, Brazil 39% and Colombia 17%.

•         When acquiring assets, a due diligence is normally performed. In spite of the detail of a normal due diligence, some risks remain, considering it is almost impossible to know 100% of a company in such a short period of time.  In this case, the learning process about the business is guaranteed by the years of directly managing the business, which is what makes this transaction the best possible acquisition.

2.2 Improvements and optimizations of the current corporate structure

2.2.1 Putting an end to double management and development vehicle in Latin-American

•         With the contribution of Endesa Spain’s shareholdings to Enersis, it becomes the only investment vehicle of Endesa Spain in the region.

2.2.2 Granting definite control

•         Uncertainty related to the renewal of the Strategic Alliance is eliminated, increasing alignment of Enersis and Endesa Spain´s interests in the region.

•         The transaction allows transforming into definitive the political rights grant (temporary and unilaterally modifiable by Endesa Spain) that Enersis has of Codensa and Emgesa.

2.2.3 Reducing the imbalance between management effort and consolidated figures (EBITDA, debt, net income)

•         Enersis will increase its economic interest in 12 companies, 9 of which it already controls and operates and receives the goodwill of the contribution, leading to a significant reduction in the difference between current consolidated EBITDA (100%) and Enersis share of net income (43%). Considering 2011 data, the contribution of participations would allow:

i.       increasing net profit of Enersis in roughly 356 ThUSD which assumes increasing Enersis’ share of net income from 43% to 63%.

ii.      Enersis to receive 237 ThUSD in dividends that before would be distributed to Endesa, which, ceteris paribus, represents a 52% increase in dividends received Enersis en 2011.

2.2.4 Corporate simplification and increased visibility of flows

•         The contribution of Endesa assets to Enersis allows simplifying the current corporate structure, eliminating the dispersion of the shareholdings in different vehicles. After the transaction, the visibility of the flows coming from such assets and the understanding of the business, particularly by the financial community, will allow a better understanding and possibly a greater valuation of Enersis’ stock.

•         Annex (V) shows the valuations that some financial institutions perform with respect to the assets contributed, where the dispersion among valuations can be observed.

•         Along with this valuation of Enersis, this capital increase creates additional value because it transforms the company, from a holding company, into a parent and, therefore should reduce the implicit discount that the market applies to holding companies today. A simplified structure minimizes any potential discount caused by considering Enersis a holding; it generates synergies/efficiencies and will add clarity to the corporate structure.

•         There would also be a simplification of the companies governance, which would contribute to the efficiency and speed of the decision making process and in some cases would optimize the organizational structure allowing to increase focus of management on growth. The following may be mentioned as examples:

•         Emgesa, Codensa, EEPSA, Dock Sud and Cemsa, where the shareholdings contributed would allow consolidating Enersis’ control, without requiring the support of third parties.

•         Endesa Brasil and Edesur, where the shareholdings contributed would allow appointing at least one additional board member, strengthening corporate governance of Enersis.

•         Also, this transaction will make it easier for Enersis to make future corporate structure simplifications leading to more efficient cost and organizational structures that will allow continuing to increase visibility in the market, with the benefits that such implies.

2.3 Capture regional growth

2.3.1. Increase in financial muscle to capture growth

•         The structure of the proposed transaction allows Enersis to grow significantly in its current asset base and increase control of its subsidiaries, but at the same time, to obtain resources to finance its growth.  In fact, the acquisition of the shareholdings does not imply a cash outflow, but on the contrary, implies raising new resources that will remain in Enersis and would allow facing a new cycle of growth and creation of value.

•         Therefore, the transaction assures the company the financial muscle before beginning to invest, avoiding consequently the refinancing risk in the current volatile market and difficult debt access environment

•         Having this additional financial capacity, Enersis may also, if necessary, move quickly to close any “opportunistic” operation.

•         Into the future, Enersis will benefit from the dividend increase received from the shareholdings contributed by Endesa.

2.3.2 Higher position in the financial market

•         The transaction will significantly improve the liquidity of the stock, increasing floating capital in around 50%-60% (depending on the subscription %) which could lead to an increase in the number of shares traded daily on the Chilean Stock Exchange as well as ADRs on the New York Stock Exchange

•         Enersis will increase its weight in the IPSA index, which could lead to an increase in the demand for the stock, since Enersis would be positioned as the second largest firm in terms of market capitalization in the Santiago Exchange, and number one in terms of weight in the index.

2.3.3 Optimum use of resources for growth

•         The proceeds raised with this transaction will be used to grow in three major areas:

1.       Acquisition of minority shareholdings in companies controlled by Enersis.

2.       Taking advantage of M&A opportunities that derive from the consolidation of the markets in which Enersis operates.

3.       Organic development in generation and distribution expansion projects.

2.3.3. A Organic development with expansion projects:

•         The need of new generation capacity in the countries in which we operate is very significant. Therefore, estimates indicate that during the following ten years, 62 GW of new capacity will be needed in Brazil, 9 GW in Chile, 7 GW in Colombia and 9 GW in Peru.

•         The Enersis Group, through Endesa Chile, has a great portfolio of projects in different stages of development.  Enersis is carrying out projects for a total of 11,400 MW, of which 2,319 MW are in the basic engineering stage, 4,322 MW are in the feasibility stage, 3,384 MW are in the pre-feasibility stage and 1,376 MW are in the conceptual development stage. Of these, 2,307 MW already have environmental approval.  The projects are details in Annex (VI)

•         The experience of the Enersis Group in the development and construction of Greenfield projects, with more than 4,000 MW built during the last fifteen years, and the engineering, promotion and management of project capabilities developed support the future development of this portfolio and the creation of value for shareholders.

•         Not only has the initial development of these projects contributed to the guaranteed continuity of each country’s electricity system supply, but it has also created value for the shareholder. This creation of value is ensured by the internal capacities developed in engineering, the thoroughness of studies prior to developing investments, the selection of efficient and competitive projects based on their profitability, and the rigor with which each operation is executed and controlled.

•         In terms of distribution, the presence of Enersis in five of the major metropolitan areas of the region (Buenos Aires, Bogota, Lima, Rio de Janeiro, and Santiago) is beneficial due to the demographic tendency of high population concentration in the large urbanizations. This factor, along with the progressive increase of electricity consumption per capita that is still far from the OCDE nations, suggests a higher need for investments in new customer connections, low voltage networks, substations, and sub transmission networks that allow an extension in range and maximize the capacity of networks. The regulations in countries where we operate promote this investment with recognized and attractive profitability, excluding the particular case of Argentina due to its ongoing development of a new regulatory framework.

•         In this aspect, the development of concessions Enersis has been a part of maintains a rhythm of growth that has been sustained throughout the last years, which translates into:

o   An increase of 400,000 new customers a year

o   2.4 TWh increase of energy distributed annually

o   An increase in network capacity by 1,207 MVA a year

o   The development of 6,450 km of distribution lines of high, medium and low voltage a year

•         In the future, this growth rate is expected to continue or even intensify, as well as maintaining a stable and favorable regulatory framework, as far as the economies and companies where Enersis is present do so as well.

Due to the previously mentioned, Enersis has the experience and capacity to capture the organic growth that Latin America will undergo, and create value through the investments that are to be executed in generation as well as in distribution.

2.3.3. B Acquisition of other minority interests in companies controlled by Enersis

After the capital increase takes place, several minority interests of the companies controlled by Enersis will be owned by third parties. It would be very beneficial for Enersis to acquire these shareholdings for the following reasons, which are in line with those described in paragraphs 2.1 and 2.2.

•         They do not increase Enersis risk profile:

o   The acquisition of minority interests implies an opportunity to acquire assets in the region without increasing the industry risk profile or the need of additional management resources, given that Enersis currently already manages the assets and therefore has a deep understanding of the markets in which they operate, the assets quality, their competitive position, and their operational, economic and financial condition.

•         They reduce the imbalance between management effort and consolidated figures (EBITDA, debt, net income):

o   Through these operations, Enersis will increase its economic interest in companies which it already controls and operates, leading to a significant reduction in the difference between consolidated EBITDA and Enersis’ share of net income.

o   This also will allow improving access to the flows generated by the operations of its subsidiaries without increasing debt to distribute dividends outside the scope of consolidation.

•         They simplify the corporate structure even more:

o   These operations allow Enersis to continue simplifying the corporate structure even more, reducing the dispersion of the shareholdings in different vehicles, and therefore increasing the visibility of the flows coming from such assets and the understanding of the business by outsiders, improving analyst’s valuation of Enersis’ stock.

Given the nature of these transactions, it is not possible or convenient for Enersis to disclose details on which specific operations there is interest in, considering that it constitutes strategic information that could harm social interest. It is not possible to disclose an implementation timetable that would not compromise the creation of value of these transactions either.

2.3.3. C Taking advantage of M&A opportunities that derive from the consolidation of the markets in which Enersis operates

Inorganic growth and the creation of value by increasing efficiency in the companies acquired has historically been a source of growth for Enersis.

There are currently a great number of merger and acquisition transactions in the electricity markets in which Enersis operates. Participation in these consolidation processes of the industry is an opportunity, for a company with Enersis’ position and experience, to create value.

Given the nature of these transactions, it is not possible or convenient for Enersis to disclose details on which specific operations there is interest in, considering that it constitutes strategic information that could harm social interest. It is not possible to disclose an implementation timetable that would not compromise the creation of value of these transactions either. In any case, it is reasonable to expect that there will be several opportunities in the market in the near future that Enersis can take advantage of. Some of them are mentioned below as examples.

•         Expected consolidation of the industry in Brazil in the short term:

•         The maturity of the distribution sector in the country makes scale synergies more important in order to maximize returns and Enersis has the advantage of owning significant assets both in the South/Southeast (Ampla) as in the North/Northeast (Coelce), that have proven to be particularly effective in reducing losses, integrating, and increasing efficiency.

•         More than 64 distribution companies and the government have announced their interest in the consolidation of the industry.

•         There are several inefficient assets with serious economic difficulties that need operational and financial restructuring, a process in which Enersis has extensive experience with excellent results.

•         Enersis’ competitors have been very active in the consolidation process: among others, CPFL has consolidated in the renewables sector in Brazil, Iberdrola acquired Elektro and Cemig has made acquisitions in transmission and in the distribution company Light.

•        The Colombian government is expected to continue with its privatization plan of electricity companies:

•         The government has been privatizing some of their regional distributors, such as the acquisition of Empresa Eléctrica de Cundinamarca by a consortium in which Codensa participates, the acquisition of distributors Santander and Norte Santander by EPM and the acquisition of Empresa de Energía de Boyacá by the investment fund Brookfield Asset Management.

•         The government has announced its intention to privatize additional regional distribution companies and some generators state owned, although they have still not disclosed a specific timetable.

•         The privatization processes of distributors Meta, Quindío, Nariño, Cauca, Huila and Caquetá and the generator Gecelca are expected to begin in 2013.

•        There may also be opportunities in privatization processes in Peru:

•         Only the distributors of Lima and Ica are currently in private hands, as the result of privatization processes carried out in the nineties. The rest of the distribution companies are still owned by the state. The government has expressed the potential of incorporating a private partner in order to achieve more efficient operations.

•         The intention to sell an important interest in generation has also been announced.

3 Conclusions:

3.1 Best interest of the transaction

In the light of background information and the benefits exposed and based on available information to date, I state that, to the effect of article 147 of the LSA, I think that the Transaction in terms of both, the contribution of Endesa shareholdings, and in terms of the contribution in money of other shareholders of Enersis, is attractive from a strategic, business, and operational point of view and is very convenient in terms of Enersis’ best interest.

Naturally, the economic terms of the transaction must be correct, as argued later in this document.

3.2 Use of proceeds

In the light of background information and the benefits exposed and based on available information to date, I state that, to the effect of article 147 of the LSA, my opinion is that:

                                I.            There are specific opportunities for Enersis to acquire minority interests, creating value for its shareholders.  The size of these operations could use a significant part of the proceeds raised through the capital increase.

                              II.            Enersis may take advantage of these M&A opportunities offered by the electricity industry in the region.

These opportunities, all together, adding organic development opportunities, allow using the proceeds raised through the capital increase in an optimum manner, creating value for shareholders.

Additionally, Enersis will be provided with the economic resources before the transactions are executed, representing a particularly relevant aspect considering current financial markets conditions.

Part of the cash, which will be minimized in amount and time, may not be used.  This inconvenience is definitely lower than the undoubted greater advantages that the structure of the transaction offers in terms of growth for the company.

The long and successful experience of Enersis in carrying out growth operations represents a guarantee in terms of optimum use of funds.

V.     Economic terms of the transaction – Market conditions

Three valuations have been received on the value of Cono Sur, that is summarized below.

V.l.1 Report of expert appraiser Mr. Eduardo Walker H.

Mr. Walker, as expert appraiser, was commissioned to perform a valuation of the shares that Endesa could contribute to the Transaction.  His report, dated July 23, 2012, estimates the total value of such shareholdings to be USD 4,862 million.

The general method used by the Expert appraiser in his valuation of the assets of Endesa consisted in the sum of the parts.  A DCF valuation of each company was calculated and then contrasted to market multiples.

Mr. Walker had access, among other information, to financial statements, projections of fundamental variables estimated by Enersis and by the companies being valued, detail of assets and liabilities with related parties, summary of the Company´s main contracts with third parties and current industry regulatory frameworks.

The main considerations of Mr. Walker’s analysis to highlight are:

•         Discount rate: the expert appraiser was conservative, using parameters, such as the 20 year US Treasury bond as the risk free rate; instead of the 10 year term frequently used by the financial community, due to its maximum liquidity- which implies an upward bias, and therefore a negative effect on the outcome of his valuation.

•         Pipeline of projects: they were not included in the value of the projects that are currently in the development phase.

•         The value of the tax advantage of the losses of holding companies was not included in the valuation: although the negative cash flows of the holding companies were taken into consideration, the positive tax effect of those cash flows was not considered in the valuation.

•         Perpetuity values: the expert appraiser has been conservative.  In most cases such perpetuity is considered not to increase in real terms (with the exception of Ampla and Coelce, in which a real growth rate of 0.5% was established).

•         Multiples determined by the valuations:  Once the present value of the future cash flows of each company was obtained, the expert appraiser calculates the multiples that allow comparing his valuations to market values of other comparable companies.  In general, the multiples of the companies valued are within the ranges for the comparable companies.

In summary, according to my understanding, the valuation report of the expert appraiser is based on a thorough analysis of the operations of each company considered, delving into each and every one of the assumptions underlying the projections and contrasting its coherence in the context of its corresponding market. The valuations have been performed with a conservative prism, not only with respect to the restrictive adjustments included in the projections of flows, but also in the calculation of the respective discount rates, the perpetuity values, by not considering the value of the projects in the pipeline and by not considering the tax advantage of the losses of a holding company.

V.1.2 Report of Independent Valuator appointed by the Board of Directors: IM Trust

IM TRUST ASESORÍAS FINANCIERAS S.A. was commissioned in order to independently and appropriately evaluate the transaction proposed by Endesa in Enersis.  Its report, dated October 24, 2012, includes, among other things:

•         The calculation of the value of Enersis and also of Cono Sur using the DCF method,

•         Converting the value calculated to market conditions

IM Trust had access to the same information mentioned previously when referring to the expert appraiser Walker.  Additionally, a virtual data room was placed at their disposition, where the questions asked by the valuators (IMTrust and Claro y Asociados) were answered.

First of all, IMTrust used the discounted cash flow method (DCF) for its valuation of Enersis and Cono Sur.  Also, on the basis of public information and the opinions of independent analysts, the valuations calculated were compared, in terms of magnitude, to market conditions and the value of companies from similar industries, using multiples of comparable companies.

The main considerations of the DCF valuation are:

•         Discount rate: uses parameters that assume an upward bias and, therefore a negative effect on the outcome of their valuation, such as the 20 year US Treasury bond as the risk free rate; instead of the 10 year term frequently used by the financial community, due to its maximum liquidity.

•         Cash flows: the projections disclosed by Enersis for the valuation were conservatively adjusted by the application of IMTrust criteria.  In distribution, the regulated electricity price of every country is adjusted due to the revision of the regulator WACC negatively affecting the profit of the activity.

•           Perpetuity values: IMTrust’s estimate of the perpetuity is conservative, due to the application of normalized cash, the use of a zero growth rate in real terms and the strict limitation of concession periods without exception.

•         Pipeline projects: also presents conservative elements.  It assigns no value to the expansion of the business, including only the projects under construction, and assigning zero value to the 11,400 MW that Enersis currently has in different stages of development.

•         Value of the Argentine option: even though IM Trust considers the discussion of a new regulatory framework as announced by Argentine authorities in August 2012, it adopts a completely conservative position by including a value of zero to all shareholdings in this country, assigning therefore zero probability to the normalization of the regulation in this country.

•         Control and synergies premium: IM Trust also adopts a conservative position because it considers that the transaction does, by no means, imply a change in control or management of assets, and therefore has assigned no value to the Control and synergies premium.

•         Provisions: The valuation has been discounted due to the estimate of higher legal contingencies provisions than the amount provisioned by the Company.

•         Value from having only one corporate vehicle: it does not consider any value due to having only one management and development vehicle in South America.

•         Value of not going through with the transaction: it does not consider the value of the possible consequences of not going forward with the transaction.

•         The increase in value due to the increase in the stock’s liquidity, explained previously is not considered.

•         Acquisition of minority interests: although it is stated that Enersis may purchase minority interests creating value, this value is not considered in the valuation.

Applying the DCF method, the value of Cono Sur calculated is USD 4,709 million, while the multiples of comparable companies analysis provides a result of USD 4,165 million.

The value obtained using market consensus analysis is USD 3,827 million.

Methodology and results to determine if the proposed transaction adjusts in terms of price and conditions to those prevailing in the market

The methodology considers the assumption that the market value of Cono Sur must be consistent, in relative terms, with the market value of Enersis.  For this reason, it concludes that Cono Sur represents between 30.9% and 32.5% of the value of Enersis.

Considerations about this matter will be developed later in this document.

Summary of the use of proceeds analysis

Also, with respect to the use of resources, IMTrust applies a conservative prism.

It recognizes the use of the money contribution of the capital increase to acquire the following minority shareholdings that would imply value creation:

•         Acquisition of minority interests in Coelce (41.1%), Edegel (37.5%), Edelnor (24.3%) and Endesa Chile (5.0%)

•         Assumes a 75% probability of success equally to all

As a result, the amount estimated to be used to purchase minority shareholdings falls between USD 1,764 million and USD 1,898 million, which represents an important part of the cash that would be raise through the capital increase.

It assumes that the balance of cash, not used to purchase minority interests, is maintained in cash and invested at a 1% annual rate before taxes.  This is because, although it admits the possibility of acquisition opportunities showing up in the short term, it is not considered. Financing organic projects is not considered either.

.

Summary of the accretion and dilution exercise

The outcome of this accretion and dilution exercise is observed to be neutral in 2013 and accretive in 2014 y 2015.

Sensitivity analysis is performed with respect to the price per share of the capital increase and the value of Cono Sur shareholdings.

The accretion and dilution analysis is presented and performed by using a methodology that is standardly used in the market.

In summary, according to my understanding, the report of IMTrust reflects a solid and deep analysis of the companies involved. The valuations performed, in general, have a conservative bias.

With respect to the exchange ratio between Cono Sur and Enersis, comments will be presented later in this document.

Although proceeds are only used to purchase minority interests, the transaction is accretive in 2014 and 2015 in terms of net profit per share of Enersis.

Finally, the strategic sense of the transaction, which in general produces positive effects on Enersis, is acknowledged, and concludes that the transaction would contribute to the best interest of the Company and its shareholders if carried out at market conditions.

V.1.3 Report of Independent Valuator appointed by the Directors’ Committee: Claro y Asociados

Claro y Asociados Ltda was unanimously appointed as valuator, in order to independently and appropriately evaluate the transaction proposed by Endesa in Enersis.  Their report, presented on October 24, 2012, includes among other things:

•         A combined valuation including the DCF method, comparable multiples and Cono Sur transactions.

•         Converting the value calculated to market conditions

Claro y Asociados had access to the same information mentioned previously when referring to IMTrust, including the virtual data room.

First of all, Claro y Asociados used the discounted cash flow method (DCF) to perform its valuation of Enersis and Cono Sur, obtaining a USD  4,627 million value for Cono Sur.

The main criteria of the valuation to highlight of the analysis performed by Claro y Asociados are:

•         Discount rate: as compared to the other valuators, and to what is most frequently used in this type of analysis, they use the discount rate of local currencies rather than converting the cash flows to USD based on the expected values of the exchange rate to discount of the WACC in USD.  The parameters used are based on a 20 year risk free rate (except in Chile), which introduces a conservative result.

•         Perpetuity values: A perpetuity assuming a 3% growth rate is considered for Codensa, and 2% for Ampla and Coelce.  Taking our long term inflation projections of these countries into account, 3.3% and 4.1% respectively, implies a 30 bps negative growth rate in real terms for Codensa and 210 bps for Ampla and Coelce, a hypothesis unprecedented and extremely conservative.

•         Value of the Argentine option: the position adopted by Claro y Asociados with respect to the shareholdings in Argentina are even more conservative than the position adopted by IMTrust, resulting in a USD 12 million negative aggregate value, therefore assigning a zero probability to the normalization of the  regulatory framework of the country.

•         Control and synergies premium: adopts a conservative position, considering that the transaction by no means implies a change in control or management of assets, and therefore has assigned no value to the control and synergies premium.

•         Increase the liquidity of the stock: adopts a conservative position by not assigning a value to the increase in the liquidity of the Enersis’ shares.

Polynomial formula: the valuation performed by Claro y Asociados is composed by weighting the results of three valuation methodologies, DCF, stock market multiples, (which obtains a USD 4,179 million value for Cono Sur)  and multiples of comparable transactions (which obtains a USD 4,914 million value for Cono Sur), applying an 80%, 15% and 5% weight, respectively.  The value of Cono Sur calculated by applying this method is USD  4,579 million.

Methodology and results to determine if the proposed transaction adjusts in terms of price and conditions to those prevailing in the market

Claro y Asociados considers that Enersis represents the best benchmark for the valuation of the Contributed Assest and therefore considers that the fair price determination is a relation in terms of an exchange value between Enersis and the shareholdings.

According to Claro y Asociados, Cono Sur represents:

•         34.97% of Enersis calculated as a relation of the DCF of Enersis and Cono Sur

•         35.35% of Enersis, calculating Cono Sur with the EV/EBITDA multiple of Enersis applied to the EBITDA of Cono Sur.

Considerations on this matter will be presented later in this document.

Summary of the use of proceeds analysis

Claro y Asociados indicates that the M&A investment opportunities, purchase of minority interests and advanced stage Greenfield projects may reach a value that is consistent with the amount of the capital increase and that Enersis has the capability to manage them.

Impact of the transaction: methodology and results of the accretion and dilution exercise

The capital increase transaction, by itself, adds less value than the USD 4,245 million value of Cono Sur.

The potential accretion and dilution impact of the use of proceeds buying minorities and M&A operations will depend on the timing and pricing in which the operations take place.

In summary, according to my understanding, the analysis of Claro y Asociados, based on comprehensive and thorough information they have had access to, offers a solid result, in terms of the DCF, although in general, it stands on conservative assumptions.

In terms of its references to an exchange ratio between Cono Sur and Enersis, it will be discussed later in the document.

Finally, it concludes that the transaction strategically makes sense for Enersis and in general should produce positive effects on the Company and would contribute to the best interest of Enersis and its shareholders, if carried out at market conditions.

V.1.4. Directors’ Committee report

According to my understanding, the Directors’ Committee report identifies some important positive aspects of the transaction and that I definitely agree with:

•         With respect to the shareholdings to be contributed by Endesa, it identifies it as a good opportunity because:

o   It relates to companies that Enersis already knows and has managed for a long time.

o   It would consolidate the political rights currently granted on a temporary basis.

o   It would transform Enersis in the only investment vehicle in the region.

o   It would allow Enersis to receive benefits from the first day in which the contribution is materialized.

o   It would increase the economic interest of Enersis in the assets in which the Company already participates, which already manages and consolidates.

o   It would allow reducing the “holding discount” effect.

o   All these results would be achieved through only one transaction.

•         There are, currently, numerous strategic investment opportunities in the region, representing significant amounts in the short and long term.

•         The availability of cash as a result of the capital increase will allow:

•         the acquisition of the minority interests in the companies that Enersis already consolidates, which will be positive for Enersis due to the reasons discussed previously.

•         the strategic acquisitions that the region offers, in which Enersis has a broad and successful track record

•         financing Enersis’ organic development projects

The Committee, in its report, also highlights the possibility of, temporarily, not using the cash raised through the capital increase.  This aspect has been discussed throughout this document: this inconvenience is definitely lower than the greater advantages that the transactions structure offers in terms of growth for the Company.

Aspects highlighted individually by directors:

•         A possible discount on the value of Cono Sur.  Several arguments have been discussed in this document about the possibility of having a premium on the value of Cono Sur, and not a discount.

•         The invalidity of Mr. Walker’s appraisal valuation.  The other two directors insisted on the validity of Mr. Walker’s appraisal valuation, considering that there has not been any argument presented that would establish that Mr. Walkers appraisal report is invalid.  I agree with the validity of Mr. Walker appraisal report.

•         The acquisition of minority interests in companies that Enersis already consolidates would not be strategic.  Several arguments have been discussed in this document against such opinion.

•         The M&A operations could take place without the capital increase.  The Directors’ Committee report itself established that t is an advantage to have resources available to continue Enersis growth process.

.

The Directors Committee, in their report , also make some recommendations:

•         Sole investment vehicle in the region: we recommend its formalization.  I think the formalization of Enersis being the only management  and conventional energy project developer in the region (excepting EGP) is correct, in due time.

•         Reps and Warranties referring to companies in which Enersis currently has no stake.  I understand this concern, but it is also necessary to keep in mind that they are companies that have been managed by Enersis for many years.

•         Tax contingencies caused by the transaction:  I understand this issue in general and must be analysis with depth and detail.

•         65% conditionality:  in general it is a well-known topic because it is covered by Enersis bylaws.  In due time, the final terms of this conditionality must be disclosed.

•         Lack of information about price fixing mechanism:  as the report itself states, it is a matter that must be resolved by the shareholders.

V.2 Considerations about the exchange ratio

The expert appraiser, Walker, was commissioned to perform a valuation of Cono Sur, while the valuators, IMTrust and Claro y Asociados were to, also, pronounce themselves about the market conditions that would make the value of the money contribution parallel to the contribution in assets.  From this point of view, both valuators refer to the possibility of using an exchange ratio between Enersis and Cono Sur.

The use of an exchange ratio as the method to determine the amount of the capital increase, that is, to fix the value of the assets of Cono Sur as a percentage of the total value of Enersis, presents a series of inconveniences that make it not advisable:

•         Indetermination of the amount of the capital increase:  the determination of a fixed number of shares would leave the final value of the assets in the hands of the market and therefore also the final amount of the capital increase.  This would imply that the minority shareholders will not know the amount of cash they need to invest in order to subscribe their portion of the capital increase and therefore avoid dilution

•         Discrimination: given that the contribution in assets is made by only one shareholder, and the corresponding number of shares to receive in exchange is fixed, the indetermination just mentioned only affects the shareholders that will contribute in cash, and therefore not to all shareholders alike

•         Minimum price: this type of transaction would be subject to potential speculative stock market moves that could put downward pressure to the price of Enersis.

•         Market conditions: the transaction must be carried out at market conditions.  When it is said that the transaction must be carried out under market conditions, refers to the value of the transaction carried out in the market under normal conditions that could pick up value creation levers and factors not considered in the stock market price, and not literally referring to the specific price of the stock at a specific moment in time that could be affected by many exogenous factors.

•         Valuation:  in a scenario of a significant Enersis stock price increase, the final contribution of assets could lead the value of the final contribution in assets exceed the ranges established by valuators, which would go against the spirit of the evaluation process.  Additionally, it would make the transaction appear to be imbalances for those shareholders that subscribe in cash since they would be forced to increase their investment if they decided to exercise their preemptive right to subscribe.

•         Legal complexity: The formulation of a shareholders meeting summon and the dynamics of the approval process during the meeting would be extremely complex considering that a transaction with these characteristics has not occurred before.  Its legal admittance would not be assured.

Due to all the above, the use of an exchange ratio must be discarded and the implementation of a procedure to fixed an absolute value for the assets to be contributed by Endesa and for the calculation of the amount of the capital increase is advisable.

Although the use of an exchange ratio due to the inconveniences previously mentioned are not advisable, it is appropriate to think in terms of the relation between the values of Cono Sur and Enersis, as it is developed later in this document.

Finally, even though I recommend not using an exchange ratio, the proportion between the value of Cono Sur and the value of Enersis proposed by IM Trust and –although to a lower extent by- the proposal of Claro y Asociados, seems sub estimated:  such exchange ratio dies not consider the creation of value, in the short, medium and long term that the transaction implies and that would modify that percentage.

V.3 Adjustment of the DCF valuations to market conditions

•         The Discounted Cash Flow (DCF) with conservative criteria such as those described by theevaluators in their reports place the value of Cono Sur within a range from USD 4,627 y 4,862 million.

•         When incorporating these shareholdings, you could be willing to pay up to the value resulting from the DCF calculated with conservative criteria and guarantee the shareholder a minimum retribution equal to the required cost of capital.

•         The DCF figures are supported by transactions carried out by comparable companies, as shown in the report of Claro y Asociados.  With these considerations, the value of Cono Sur would reach USD 4,900 million.

•         The market price is frequently used as the lower limit price of a transaction, and therefore most operations are carried out at a price in between the DCF and the market value (recent acquisitions in Chile paid premiums of up to 50% above the market price).

•         Both valuators relate the market value of Cono Sur to the value of Enersis and estimate a proportion of 31.7% and 35.2%.  This percentage, called the exchange ratio, is used to calculate the value of Cono Sur according to different price quotes of Enersis.  Both reports are serious and independent and therefore consider appropriate to calculate the average of both (33.4%).

•         The matter now is to determine which date or dates for the price quote of Enersis are appropriate for this transaction and that better represent the market value:

o   Future moment when capital increase takes place

o   Today

o   The moment of the announcement, a non-distorted  price

o   A combination

•         This is a high impact matter, considering that the price of Enersis has fluctuated significantly since the announcement of the transaction.

•         In my opinion, using a future value would leave the transaction open, undetermined and could lead to discrimination among shareholders.  I therefore discard this alternative.

•         Take the price as of today as the only reference would not be convenient:

o   The value is currently affected by the capital increase announcement.  Since the announcement, the price of the stock declined 13% while the IPSA fell only 1%.

o   The standard practice adopted by companies in acquisition operations is to consider the price the day before the respective operation.

•         Due to all this, in my opinion, the range of the value, at market conditions, for this transaction should be identified the following way:

o   The lower limit is obtained by using the current price of Enersis as a reference (163.8 Ch$/share)  and

o   The upper limit should be obtained using the market price of Enersis the day before the announcement (187 Ch$/share).  This last price is a good reference because it is not affected by the capital increase and is similar to the average value over the past 12 months before the announcement.

This leads to a range going from USD 3,709 to 4,235 million.

•         The values within the established range (USD 3,709-4,235 million), I consider represent the best market reference for the price of Cono Sur.  The independent valuators determined a USD 4,172 million value of Cono Sur by Multiples (financial ratios observed in comparable companies that trade in the stock exchange).

•         The mid-point of the range that I consider adequate (USD 3,972 million) implies a 16% discount compared to the DCF value, giving Enersis shareholders the assurance that they will receive a return sufficiently attractive above the cost of capital.

Andrea Brentan

Annex I

Corporate shareholdings that Endesa owns in South America and that will be contributed through the capital increase:

Company	Shareholding
Argentina
Edesur	6.23%
Inversora Dock Sud	57.14%
Yacylec	22.22%
Cemsa	55.00%
Brazil
Endesa Brasil	28.48%
Ampla Investimentos	7.70%
Ampla Energía	7.70%
Chile
San Isidro	4.38%
Colombia
Emgesa	21.60%
Codensa	26.66%
Peru
Distrilima	34.83%
Cabo Blanco	80.00%
Generalima	100.00%

Annex II

Main Acquisition processes in which Enersis has successfully participated:

•         Acquisition, in a consortium, of 60% of  Empresa de Distribución Eléctrica de Lima Norte S.A., Edelnor (Peru, 1994). The distribution company Edechancay was also acquired and was later absorbed by the first.

•         Acquisition, in a consortium, of 60% of  the generation company Edegel (Peru, 1995).

•         Acquisition, in a consortium, of 70.26% of the shares of the distribution company previously called Companhia de Electricidade do Río de Janeiro S.A., Cerj, whose current legal name is Ampla Energía e Servicos S.A. (Brazil, 1996).

•         Acquisition of 99.9% of Central Hidroeléctrica de Betania (Colombia,l996).

•         Acquisition of 78.9% of the generation company Centrais Elétricas Cachoeira Dourada (Brazil,1997).

•         Acquisition, in a consortium, of 48.5% of the distribution company of Bogota, Codensa, and an additional 5.5% of Empresa Energía de Bogotá (Colombia, 1997).

•         Acquisition, in a consortium, of 48.5% of the generation company of Bogota, Emgesa, and an additional 5.5% of Empresa Energía de Bogotá (Colombia, 1997).

•         Acquisition, in a consortium, of 89% of the distribution company Companhia Energética de Ceará S.A., Coelce (Brazil, 1998).

•         The Group was awarded the electric interconnection project between Argentina and Brazil (1998).

•         Increase in the stake of Endesa Chile from 17.2% to 25.28%, that later become a subsidiary of Enersis (Chile, 1996).  Later, an additional 35% was acquired reaching a total 60% of ownership (Chile, 1999).

•         Acquisition of an additional 18.5% ownership share of Ampla, exercising an option that Endesa had given Enersis and Chilectra, by mans of which Enersis reached a direct and indirect 57.4% ownership share of Ampla (Brazil, 2000).

•         Acquisition of the generation company Termocartagena (Colombia, 2006).

•         Merger of generation companies Edegel and Etevensa, the latter owned by Endesa. Through this operation, Enersis also consolidates the assets of the latter adding thermal generation assets to a portfolio predominantly hydroelectric  (Peru, 2006).

•         Acquisition of 82.34% ownership share of distribution company Empresa de Energía de Cundinamarca (Colombia, 2009).

•         Endesa Chile’s acquisition of an additional 29.35% of its Peruvian subsidiary, Edegel, increasing its direct and indirect ownership share to 62.46% (2009). The package was purchased from Endesa Latin-American.

•         Acquisition of an additional 24% of its Peruvian subsidiary, Edelnor, increasing its direct and indirect ownership share to 57.53% (2009). The package purchased was owned by Endesa Latinoamerica.

•         Acquisition, in a consortium, of 60% of the generation company, Central Costanera, currently Endesa Costanera and 51% of the distributor of the southern part of Buenos Aires, Edesur, in 1992, 59% of the generation company Hidroeléctrica El Chocón in 1993, and an additional 39% of Edesur in 1995, becoming the controlling shareholder, and another additional 10% of Edesur in 2001 (Argentina).

Annex III

Examples of real cases that prove the ability to create value through synergies and new efficiencies transforming the acquired companies in modern and efficient companies.

•         Taking control of the Peruvian distribution company, Edelnor, required transforming the company: During the first years managed by Enersis, losses were reduced from 18.8% in 1994 to 9.8% in 1999, the interruptions were reduced 63% in terms of frequency and 80% in time length and the EBITDA/Revenues ratio went from 5% to 28%.

•         In Brazil, taking control of the distributor Ampla was also a historic event. From 1996 to 2001, losses were reduced from 29.3% to 22.7%, interruptions were reduced 43% in terms of frequency and 56% in time length and the EBITDA/Revenues ratio went from -23% to +38%.

•         Similarly, the Colombian distribution company experienced an amazing transformation after taking over control: losses were reduced from 18.8% in 1998 to 10.2% in 2003, the frequency and duration of interruptions fell  86% and 48% respectively and EBITDA went from representing 27% of revenues to 33%.

•         Outstanding improvements have been achieved in the availability of power plants as well, for example , in Chile, they went from 89% before takeover of Endesa Chile by Enersis to 96% by the end of 2011 and the capacity rebooting of  Celta, Cartagena and Guavio, in Chile and Colombia, allowed obtaining an additional 140 MW of capacity.

•         The stakes in the Peruvian subsidiaries Edegel and Edelnor that were acquired from Endesa in 2009 have significantly increased its value. The current market value of the USD 375 million and USD 128 million investment required to purchase 29.35% of the generator and 24% of the distributor is USD 568 million and USD 267 million respectively.

•         The distribution business of our Argentina company Edesur also presented a successful performance after being acquired by Enersis:  losses were reduced from 20.9% in 1993 to 9.9% in 1998, and the quality indexes improved substantially with a 58% reduction in frequency interruptions and 78% in duration. In financial terms, the EBITDA/Revenues ratio increased 10 times during that period, going from 3% to 33%. An d in generation, rebooting the capacity of Endesa Costanera’s steam turbines carried out from 1992 to 1996 allowed capacity to increase from 350 to 1.138 MW.

Annex IV

a.       Generation projects developed by Enersis

o   Expansion of Santa Rosa with a new 123 MW gas turbine in Peru, which began operations in 1996.

o   GasAtacama, 780 MW combined cycle in Chile that began operations from 1999 to 2002. The Enersis Group has 50% share of

o   Yanango and Chimay, hydroelectric plants with  194MW of installed capacity in Peru which began operations in 2000.

o   Tal Tal, 245 MW thermal gas power plant in Chile that began operations in the year 2000.

o   Expansion of Endesa Costanera in Argentina, taking advantage of the steam turbines to install a 320 MW combined cycle (+223 MW) which began operations in 1997 and the installation of a second 851 MW combined cycle that began operations in 1998.

o   Ralco, 690 MW hydroelectric power plant in Chile that began operations in 2004 contributing 10% of the electricity of the Central Interconnected System.

o   Central Térmica Fortaleza, 322 MW combined cycle, in Brazil, began operations in 2003, with the capacity to serve one third of the State of Ceará.

o   San Isidro II,399 MW combined cycle, in Chile, began operations in open cycle in 2007 and as a fuel oil combined cycle in 2008, and as a gas combined cycle in 2009

o   TG Quintero, 257 MW open cycle gas power plant in Chile, began operations in 2009.

o   200 MW expansion of Santa Rosa (total 429 MW in open cycle), in Peru, began operations in 2009.

o   .

o   Palmucho, 32 MW hydroelectric plant in Chile, began operations in 2007.

o   Canela, 18 MW wind farm in Chile, began operations in 2007. First of its kind to inject electricity into the Central Interconnected System

o   Ojos de Agua, 9 MW mini hydroelectric plant  in  Chile, began operations in 2008.

o   Canela II, 60 MW wind farm in Chile, began operations in 2009.

o   Bocamina II, 370 MW coal thermal power plant in Chile, commercial operations began this past October 20.

o   400 MW Quimbo Hydroelectric power plant in Colombia currently under construction.

o   Additionally, Enersis was critical in the promotion of the construction of the Quintero LNG regasification terminal, participating with a 20% share, that is fundamental to the supply of gas to the central region of the country and that supplies fuel to the San Isidro II power plant and to the TG Quintero power plant, among other installations. The terminal began its fast track operations in 2010, reaching a total processing capacity of 9.6 million m3 per day by the beginning of year 2011

b. Main distribution projects developed by Enersis

o   During the last 10 years Chilectra has increased its customer base in 350.000 and its electricity distribution in 4.1 TWh which has required increasing its lines 1,975 kilometers.

o   In Brazil, Ampla and Coelce have added 2.3 million customers and

o   7 TWh of electricity distributed within the same period adding 75,985 kilometers of  lines.

o   In Colombia, Codensa has increased its customer base in 645.000 and its electricity distribution in 3.9 TWh which has increased its lines 5.112 kilometers.

o   In Peru, Edelnor has increased its customer base in 277.000 and its electricity distribution in 2.9 TWh which has required increasing its lines 4.902 kilometers.

o   Finally, in Argentina, Edesur has added 292.000 customers and 4.2 TWh of electricity distributed needing to add 1.083 kilometers of lines.

Annex V

The valuation of some analyst of some of the assets contributed, showing the great dispersion among certain valuations.

USD million		Jul – 30	Jul – 30	Jul – 27	Jul – 27	Jul – 26
Company	ELA (%)	GS	LV	Sant	BoA	Citi
Dock Sud	40.0%
Fortaleza	28.5%	587		665	527	1,059
Cachoeira	28.4%	1,267	1,883	1,419	1,418	1,778
CIEN	28.5%	502		1,162	579	603
Ampla	21.1%	1,745	1,016	1,519	1,408	2,204
Coelce	15.2%	1,846	2,373	1,510	1,463	2,111
San Isidro	4.4%				576
Pangue	4.4%				710
Emgesa	21.6%	4,008	3,854	4,827	5,155	3,942
Codensa	26.7%	5,070	3,568	3,318	3,263	4,050
Edelnor	18.0%	907	1,068	1,194	1,068	746
Piura	96.5%				79	266

Annex VI:

Enersis’ portfolio of generation projects

o In Chile:

•         826 MW in conceptual development

•         1,343 MW in pre-feasibility  (120 MW with environmental approval)

•         1,133 MW in pre-feasibility  (8 MW with environmental approval)

•         2,140 MW in basic engineering (1,641 MW with environmental approvals)

o In Colombia:

•         409 MW in pre-feasibility

•         623 MW in feasibility

o In Peru:

•         50 MW in conceptual development

•         1,220 MW in pre-feasibility

•         157 MW in feasibility

•         188 MW in basic engineering (with environmental approvals)

o In Brazil:

•         500 MW in conceptual development

•         412 MW in pre-feasibility  (350 MW with environmental approvals)

•         2,409 MW in feasibility

DISCLAIMMER: THE ENGLISH VERSION OF THIS OPINION WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY MR. RAFAEL MIRANDA.

Madrid, October 30, 2012

Mr. Pablo Yrarrázaval V.

Chairman of the Board of Directors of Enersis S.A.

Santiago

Ref:  Pronouncement on Capital Increase of Enersis S.A.

Dear Sir,

I am pleased to send you my individual pronouncement, as director of the publicly held limited liability stock company Enersis S.A. (“Enersis” or the “Company”), domiciled in Santiago, Chile and registered with the Superinrtendence of Securities and Insurance (“SVS”) under No.175/1983, in relation to the ongoing capital increase of Enersis (the “Operation”) on the following terms and conditions:

I.        BACKGROUND

1.      On June 18, 2012, the controlling shareholder in Enersis, the Spanish company Endesa, S.A. (“Endesa Spain”), through its subsidiary Endesa Latinoamérica S.A., sent a letter to you proposing a capital increase of Enersis which, in general terms, would be structured as follows:

(i)                 Endesa Spain could contribute to Enersis the whole issued capital of a Spanish company called Cono Sur Participaciones S.L. (“Cono Sur”), free of liabilities and whose only assets would be all the company participations that the Endesa Spain Group has in South America and which are separate from those held by Enersis directly or indirectly.

(ii)                Enersis’ shareholders could participate in the capital increase by paying pro rata in cash .

2.      On August 3, 2012, the SVS, by its Official Letter 18,684, considered that the capital increase proposed for Enersis, governed by articles 15 and 67 of the Chilean Companies Act 18,046 (“LSA”, in its Spanish acronym), should be complemented by the regulations contained in Chapter XVI of the LSA.  The SVS considered the Operation had to be treated as an operation between related parties in which, under this interpretation, the parties contracting would be Endesa Spain and Enersis.

3.      On August 6, 2012, the Board of Directors of Enersis, despite disagreeing with the interpretation of the SVS, resolved to submit voluntarily to this interpretation in order to proceed with the Operation already on course and avoid the adverse consequences to Enersis from its temporary interruption.

4.      Article 147 No.5 of the LSA states that each director of a publicly held limited liability stock company should give their opinion on a transaction between related parties with respect to the convenience to the best interest of the Operation, which should be made available to the shareholders.

II.      DECLARATIONS ON POSITION OF A DIRECTOR OF ENERSIS S.A. AND THE RELATIONSHIP WITH THE PARENT COMPANY

1.      I declare that I have been a director of Enersis since April 30, 1999 and vice-chairman of this Company from July 29, 1999 to July 29, 2009.  At the Company’s Ordinary Shareholders’ Meeting held on April 22, 2010, which renewed the whole of the Board of Directors, I was appointed director with the votes of the controlling shareholder Endesa Latinoamérica S.A.  I also declare that these votes were determinant in being elected director.

2.      I declare that I have been, from July 1987 to February 1997, the General Director of Endesa Spain and from this latter date until June 30, 2009, the Chief Executive Officer of that company, upon which date my professional relationship as an executive of the company terminated.

I am currently president of the foundation of Endesa Spain and I am also a shareholder of Endesa Spain.

3.      I declare therefore that I have an interest in the Operation in accordance with the interpretation made by the SVS through its Official Letter 21,001 of August 29, 2012, in its section III.1, which makes applicable to the Operation  that resolved by the SVS in its Official Letter 9,914 of April 18, 2012 addressed to the company Enjoy S.A..

4.      Such declaration of interest was repeated formally at the company’s Board of Directors meeting of September 5, 2012.

III.    ACTIONS TAKEN BY THE DIRECTORS AND RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS THAT AFFECT THE ANALYSIS OF THIS OPERATION

I confirm that the Board of Directors of the Company has acted at all times with dedication and due diligence, in accord with the importance of the operation submitted for the approval of Enersis’ shareholders .

The Board of Directors has carried out all the pertinent actions, has held all the necessary meetings and has adopted all the resolutions established under the legislation that rule the Operation, as well as the instructions and interpretations of the SVS, not only to comply with them but to do what is necessary in favor of the best corporate interest.

In particular, it has instructed the management to give the greatest transparency and diligence to the independent valuators so they could make their analysis in the most efficient possible way.  It also gave instructions with respect to the sending of the information necessary to the Directors’ Committee so that corporate body could issue its prescriptive report.

IV.   DECLARATIONS ABOUT THE RECEIVED REPORTS

I have analyzed the three independent reports made available to the directors and the shareholders: the two requested by the Board of Directors directly, the appraisal of Mr. Walker, and the report of the independent valuator IM Trust, and that of the independent valuator appointed by the Director’s Committee, Claro y Asociados.

I have also analyzed the report issued by the Directors’ Committee.

IV.1        General characteristics of the reports of the expert appraisal and valuators

I consider that, although with some nuances, they all have some common general characteristics, as follows:

1.       Capacity and independence

I consider that the expert appraisal and the two valuing firms have a proven capacity for performing the work entrusted, and that they have accredited their independence sufficiently.

2.       Available information

They all had broad access to all the details of the Operation, as well as to all sources of information both of Enersis and of the companies subject to valuation, provided to them through a data room created for the purpose, of all the information available and requested.  For example, among other things, they had access to the financial statements, projections of fundamental variables, details of assets and liabilities with related parties, summary of the principal contracts of the companies with third parties and information on current sector regulations.

The expert appraisal and the two valuators, according to their own information and criteria, made revisions of the data and the projections made by Enersis and its companies in their analysis, as well as modifications to the assumptions used by them. All these modifications have been made by applying conservative criteria which, had it not been used, would have resulted in a higher valuation of the assets.

3.       General methodology used

The expert appraisal produces a report that establishes the economic value of the contribution to Enersis.  The two valuators, with various nuances and denominations, cover the market value of Conosur, the use of proceeds of the cash contribution and the strategic sense of the proposed operation.  They also include some reflections and calculations of the impact of the proposed operation on the results of Enersis.

Market valuation of Conosur

The general method employed by the three in calculating the market value of Conosur is the traditional one and reflects practices generally accepted in the market by valuing according to the discounted cash flows (DCF) of each of the companies or participations of Conosur, each establishing different particularities.

In the three cases, in one way or another, other additional methods, also generally accepted, have been taken into consideration.  For example, the expert appraisal calculates some multiples that permit the comparison of his valuations with the market values of other companies.  IM Trust, on the other hand, values Conosur  in terms related to the DCF value of Enersis, making later tests of consistency with respect to the values obtained by multiples of comparable companies and also taking into account the market consensus and opinions of financial analysts.

In the case of Claro y Asociados, it weights the DCF valuation (80%) with the valuation by market multiples of other companies of similar characteristics (15%) and a valuation by multiples of recent comparable transactions (5%).

As is well known, the results of the valuation are largely determined by the assumptions made with respect to cash flows, how the discount rate  (WACC)  to be applied is calculated, how terminal values are determined, whether other sources of value are taken into account, e.g. expansion projects of both an organic and inorganic character (M&A), possible tax advantages, etc.

Both the appraisal of Mr. Walker and the reports of the independent valuators IM Trust and Claro y Asociados have generally applied conservative criteria, in general reasonable for this type of study, but which had they not been applied would have resulted in a higher valuation of the assets analyzed.

Use of proceeds of the cash contribution

In a general way, both the expert and the two independent valuators consider that following this Operation, Enersis will have ample growth opportunities for the use of its financial capacity.

However, for the purposes of the market valuation, none of the valuators considers as an additional source of value either the organic development projects or the M&A opportunities.

Only IM Trust considers as a possible source of value the purchase of minority shares in Coelce, Edegel, Edelnor and Endesa Chile, subject to the established criteria for price, probability of success and contribution to the earnings of Enersis are reasonable. Regarding the use of proceeds of the cash remaining contribution, it assumes that the balance not used in the purchase of minorities is held in cash, earning 1% annually before tax, which appears a very conservative criterion.

On the other hand, Claro y Asociados states that the information revised accredits potential projects whose amount is consistent with the size of the amount in cash of the capital increase.  However, it mentions that the borrowing capacity would end up being under-utilized temporarily and also identifies uncertainty of price and term in the execution of the M&A opportunities and purchase of minority shares.

Strategic sense of the proposed operation

The two independent valuators, IM Trust and Claro y Asociados, state that the proposed operation has strategic sense for Enersis and would produce positive effects for the Company.

They also indicate that assuming  that the strategic, economic and the established equivalences are substantially respected or, put another way, carried out on fair exchange terms, acquiring determined declared commitments by the parent company, the Operation would contribute to the best interest of Enersis and be positive for all its shareholders.

IV.2                       Conclusions of the reports

Having looked at the general characteristics of the reports analyzed, I now proceed to analyze the conclusions of the three reports, giving my opinion based on those matters I consider relevant.

IV.2.1    Conclusions of the appraisal of Mr. Eduardo Walker H.

Mr. Walker makes his appraisal report with the sole purpose of establishing an economic value of the contribution to Enersis of the assets of Conosur.

He establishes that the total value of the contributions as of December 31, 2011 is USD 4,742 million. Updating the figure as of June 30, 2012, he establishes that the total economic value of the contributions is USD 4,862 million.

I consider that the appraisal of Mr. Walker has been done rigorously and with the due methodology, that he makes assumptions with conservative criteria that can be considered as prudent and acceptable for this type of analysis and that the economic value assigned to the contributions is a reference value to be considered.  However, given the limitations of the scope of his analysis, it is coherent to admit that that reference value has a lower weight than any other analysis that has been made with a broader objective and scope.

IV.2.2    Conclusions of the report of the independent valuator appointed by the Board of Directors: IM Trust

                 IM Trust makes a report with a broader objective and scope with respect to the proposed operation, which has the following elements:

-          An analysis of the effects and potential impact for Enersis, i.e. if it contributes to the best interest and if it meets in price, terms and conditions those prevailing in the market.

-          An analysis that includes an estimate of the range of market value of the Contributed Assets, a comparison of the contribution of assets by some shareholders and the contributions in cash by others, and an analysis of the destination and use of the proceeds of the cash contributions of the shareholders other than those contributing the participations.

The conclusions of IM Trust’s report establish, as already mentioned, the strategic sense of the Operation and its contribution to the best interest of Enersis and of its shareholders, provided determined strategic, economic and of equivalence aspects are respected.  Therefore, the truly relevant to analyze here are the rest of the conclusions referring to aspects of value and the use of the proceeds.

Regarding the value, IM Trust estimates that the market value of the contribution of Conosur within the proposed Operation is equivalent to a participation in Enersis which is in a range of 30.9% to 32.5% of its market capitalization, calculated prior to the capital increase, using the share price at which it is subscribed.

        The DCF valuation of Conosur and of Enersis that determines the mid point of the exchange relationship is USD 4,709 million and USD 14,836 million, respectively.

        On October 23, 2012, the date of issue of the report, the market value of Conosur would be between USD 3,445 million and USD 3,621 million.

        In its conclusions, IM Trust considers that, given that there are no relevant synergies in the combination of Enersis and the participations, it is unjustifiable to pay premiums or values above their market value to absorb/acquire the participations grouped in Conosur.

         Regarding the use of the proceeds, and as already said, the analysis does not include the organic development projects and acquisition M&A opportunities, but does consider, assuming that part of the cash is invested in purchases of minority shares amounting to between USD 1,764 million and USD 1,898 million and the remainder held in cash earning 1% before tax, the operation is around neutral in 2013 and accretive in 2014 and 2015 in terms of earnings per share of Enersis.

         Regarding the value assigned by IM Trust, I consider that the methodology used should be considered as a “relative or equivalence method” and which is, in this case, acceptable for the two reasons set out in its report, which are that Enersis is the best comparison with Conosur and that the absorption of Conosur is paid with Enersis shares.

        The assumptions made for calculating the DCF are even more conservative than in the case of the appraisal and while some may be arguable, I believe they are prudent and acceptable for an analysis of these characteristics.

        However, I do not think an exchange ratio alone can be accepted for setting the amount of the capital increase as it could produce damage to one or the other party depending on the timing and could be subject to potential speculative movements in the Enersis share price by traders.

        I do believe that the relative relationship or exchange ratio can serve to value Conosur if it is established what the equitable market or fair value is for carrying out the capital increase.

        Regarding the assignment made by IM Trust to the use of the proceeds, I consider that provided the purchase of minority shares is made at a suitable price, it will generate value for Enersis.  I also believe that there are organic projects in the pipeline sufficiently developed by Enersis that could be considered as a source of additional value and that, not having considered it, it should be noted that they are a source of value that will be shared by all the shareholders.

        With respect to inorganic development, in which there will undoubtedly be opportunities, the uncertainty related to its start-up, the criterion established by the valuators, is acceptable.

IV.2.3    Conclusions of the report of the independent valuator appointed by the Directors’ Committee: Claro y Asociados

As in the case of the valuator appointed by the Board of Directors, Claro y Asociados makes a report with a broader objective and scope with respect to the proposed Operation, concentrating on its effects and potential impact, attending the perspective of the Company and its shareholders, and responding to the question of how to compare the contribution of assets by some shareholders with the cash contribution of other shareholders, which implies a pronouncement on possible risks of dilution.

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The conclusions of the report of Claro y Asociados, as in the previous case and as said in point IV.1 , establish that the transaction is a strategic opportunity, always provided it includes a strong agreement between Enersis and Endesa Spain that guarantees it.  The report also considers that it would be positive for all the shareholders if it is made on fair exchange terms and important commitments are made like the non-distribution of extraordinary dividends or other forms of distribution to the majority shareholder.  As in the earlier case, it is therefore important now to analyze the conclusions that refer to aspects of value and the use of the proceeds.

Regarding the value, Claro y Asociados defines two alternative methods for determining the value of the contributes assetes in order to eliminate the risk of dilution; I consider the first of these alternatives to be the more important.  This values Enersis by the DCF method with the weightings described in point IV.1, and determines the differential with respect to its market capitalization, to then value the contributed assets by DCF with weightings using comparable parameters and applying the differential of Enersis with respect to the market to obtain the fair price.

By applying this method, the result shows a DCF for Enersis of USD 13,231 million which, compared to the market capitalization of USD 11,065 million on October 22, 2012, shows an implicit differential with the market of 19.58% (the “Discount”).   The DCF of the contributed assets is USD 4,627 million which, by applying the “Discount”, provides a result of USD 3,870 million.

The valuator thus considers that the value of the contributed assets is around USD3,870 million, which, measured as a percentage of the market capitalization of Enersis, is 34.97%.

Claro y Asociados emphasizes that the definition of the number and price of the shares is fundamental for carrying out the Operation and could affect the relationship of exchange terms.

Regarding the use of the proceeds, it concludes that there are potential projects whose amount is consistent with the amount of the capital increase, but warns that the borrowing capacity would end up being under-utilized temporarily and identifies uncertainty of price and term in the execution of M&A opportunities and purchases of minority shares, although it recognizes that the management of Enersis states having the capacity to manage demanding investment plans.

Regarding the value assigned by Claro y Asociados which, as in the previous case, uses a “relative or equivalence method”, and, while not explaining why, weights the DCF by that defined in the report, I consider that the methodology is acceptable for the same reason that the valuator itself establishes in its study by stating that Enersis is the best benchmark for valuing the contributed assets, despite its heavy concentration of Chilean assets and other differences.

For the same reasons described in the previous case, I consider that en exchange ratio alone cannot be accepted for setting the amount of the capital increase.  The valuator itself seems to warn about this when it says that the definition of the number and price of the shares is a fundamental matter.

If it were established what the equitable or fair value of Enersis is for making the capital increase, then the exchange ratio could serve.

Regarding the use of the proceeds, I coincide with the valuator that there are potential projects whose amount is consistent with the size of the Operation and also that Enersis has accredited its capacity to manage those existing investment plans, which undoubtedly reduces the risk of under-utilized borrowing capacity.

IV.4                       Conclusions of the Report of the Directors’ Committee

        The Directors’ Committee issued its report On October 29, 2012 in which it presents its collective pronouncement and the individual opinions of some of its members in relation to the described Operation.  I analyze below its conclusions, giving my opinion based on those matters I consider relevant.

I coincide with the Committee in its statement that it would be positive for Enersis to carry out the Operation from a strategic and business point of view, provided it is done at a suitable transfer price, terms and conditions and therefore that the proposed Operation does contribute to the best interest. I generally share in all the reasons given.

It also appears reasonable that at the time of setting the market price and other terms and conditions, the opinion of independent experts should be taken as a reference and in particular those used by the Board of Directors and the Directors’ Committee which have perfectly accredited their capacity and independence.  I do not agree with the opinion of Mr. Fernandez, repeatedly stated throughout the report, that the discount to be applied to Conosur should be greater than that which the market applies to Enersis and this basically for the same reasons that I admit that no premium should be conceded to Conosur by the Operation.  As I see it, the conservative assumptions that have been used in the calculations suppose a source of potential revaluation that in itself supposes an implicit premium that will be shared by all the shareholders.

Regarding the values assigned by the Committee members, I share the conclusion of the independent valuators of linking the market value of Conosur to the market value of Enersis, and the fact that the ratio should be 1:1 and thus with no discount being applied.  Regarding the concrete values established, I return to that which I argued in the corresponding chapter of this report where I established what I consider to be the market value of the contributed assets.

I accept the criteria of the Committee with certain minor differences, so I refer to the terms and conditions other than price.

Regarding the use of the proceeds, and as I have said in analyzing the conclusions of the independent valuators in this respect, I consider that there are numerous opportunities in the future, through the purchase of participations in companies which Enersis already consolidates, strategic acquisitions in the region and the development of new projects that Enersis is going to be able to take on, given its proven experience and capacity in this field.

In line with Mr. Hernan Somerville, I consider having a healthy and comfortable financial structure, managed efficiently, can result in benefits rather than risks.

V.                  DECLARATION ABOUT THE CONVENIENCE OF THE OPERATION FOR THE BEST INTEREST

Taking into account all the above information, my own knowledge of Enersis and business in the region, and the previously-made analyses, I consider that the Operation proposed by Endesa Latinoamérica S.A. is a clear strategic opportunity for Enersis and have clear positive effects for it.

        I also declare, for the sole purpose of article 147 of the LSA, that the Operation described, made on the correct economic terms of the transaction and those later defined, is an Operation that is very convenient for the best interest of Enersis, apart from the high strategic and operative exchange it has.

        The fundamental reasons supporting these statements are as follows:

•         It is a unique opportunity to acquire assets in the region without increasing the operational risk or the need for additional management resources, as Enersis already manages the assets to be contributed by Endesa Latinoamérica S.A.

•         The diversification is further improved of the present portfolio of Enersis, increasing its presence in the markets of greatest potential, particularly Brazil and Colombia.

•         Enersis will become the only investment vehicle of Endesa Spain and Enel in the region (with the exception of Enel Green Power).

•         It finally transforms the advantageous assignment of policy rights made in the past, thus eliminating the uncertainty of the renewal of the Strategic Alliance.

•         It increases the net income of Enersis by around USD 356 million which implies an increase from 43% to 63% in attributable earnings.

•         It will provide dividends to Enersis of around USD 237 million, an increase of 52% over those received in 2011.

•         It permits the simplification of the present corporate structure, increasing the visibility of the cash flows of the contributed assets and understanding of the businesses from the outside, which is expected to result in a higher valuation of the shares of Enersis.

•         The Operation will significantly improve the liquidity of the share, increasing the capital float by around 50%-60% (depending on the percentage of subscription), which could result in an increase in the shares traded on the Stock Exchange in Chile and the ADRs on the New York Stock Exchange.

•         The proceeds of the Operation plus its leverage capacity could be used to grow in three principal pillars: organic growth with expansion projects in generation and distribution, the acquisition of other minority shares in controlled companies, and taking advantage of M&A opportunities deriving from the consolidation of the region’s markets.

VI.   MARKET PRICE

As has been established through the report, it is essential to determine what is the “market price” at which the Operation should be carried out, defined as a range of value that we consider balanced, reasonable and equitable.

Without any doubt, and given the valuation provided for us by the independent valuators, we should consider its criteria at the moment of establishing the “range of value”.

I believe that the following concepts should be taken into account in establishing what should be the fair market price:

•         Setting of the price of the Enersis share linked to a period of time sufficient to reflect a fair stable price.  I consider that that period could be the average quotation of Enersis over the last six months.

For establishing a range of value, I consider the establishment of one of the limits as the average of the six months up to yesterday, which implies a value of Ch$ 172/share, and the other limit the average of the six-month period prior to the day foreseen for the announcement of the Operation, which suggests a value of Ch$ 189/share.

•         The second element is to choose a methodology or exchange ratio.  In this case, I consider the most acceptable to be that of the independent valuator appointed by the Board of Directors, IM Trust.  This is based on two fundamental reasons: firstly, due to the explicit conservative criteria applied in the calculation of the DCF, which I think is reasonable and acceptable in this kind of calculation and permits the thought that there is a potential of revaluation, or upside, that would benefit all shareholders, and secondly, because the calculation resulting from contrasting multiples is more coherent.   Based on this, we would apply to Enersis’ capitalization, calculated at the previously-described prices, a percentage of 30.9% for the lower limit and 32.5% for the upper limit, to establish the market value of the contribution of Conosur.

The range of market value of the contribution of Conosur that I consider to be balanced would be between USD 3,600 million and USD 4,138 million.

Use of the proceeds

I consider that the proven experience of Enersis in managing growth plans and its accredited capacity to manage challenging investment plans ensures that the proceeds obtained from the Operation will be used efficiently and create value, taking advantage of the three pillars of growth at this time:

•         Acquisition of other minority shares in companies controlled by Enersis.

•         Organic development with expansion projects in generation and distribution.

•         Taking advantage of M&A opportunities following the consolidation of the markets where Enersis operates.

The acquisition of minority shares has been a constant practice in the history of Enersis. Made at the right price, it has a clear strategic match and is a source of generation of value, as this does not increase the risk profile of Enersis, increases its economic interest in companies it already controls and operates, and also helps to further simplify the corporate structure, this simplification being most evident in the markets, and resolves a historic problem of penalty of the value of Enersis due to the lack of clarity in its corporate structure.

Enersis is a clear example of a company that has known-how to take advantage of organic growth with expansion projects in its markets.  There is today in both the generation and distribution businesses  a large number of projects under development in very different stages, which I have no doubt that a company like Enersis with “sufficient fire power”, which is going to give to this Operation, would take advantage of it.

As a result of this Operation, Enersis is going to be able to develop a growth strategy based on M&A opportunities that follow from the consolidation taking place in the region.  Although it is very difficult to complete projects and opportunities at this moment, the history of Enersis in this field should not be forgotten, the construction of Enersis itself was an exercise in inorganic growth with a great creation of value, and also its capacity shown in the past to handle these processes.

In this process, present market players are opportunist buyers who base their creation of value on the acquisition at a good price and benefit from the great financial capacity they have (European and American investment funds).

Having a healthy financial capacity can therefore be a very important differentiating plus in being successful in this process.

Other terms and conditions

With respect to the terms and conditions other than price, I think it fair to assume with certain adjustments those set out by the Committee in its report, i.e. that the contribution of Conosur should be regulated through contracts between Enersis and Endesa Spain that contemplate the following elements:

•         Declarations and warranties normal for company acquisitions, with respect to companies in which Enersis has no current shareholding, i.e. Piura, Yacylec and Central Dock Sud, and an indemnity in the event that such declarations and warranties prove to be incorrect, taking into account that being companies managed by Enersis, it knows them very well.

•         Express commitment that Enersis be the only investment vehicle in South America of Endesa Spain and Enel in conventional energies (except for Enel Green Power).

•         Commitment to hold Enersis free from possible tax contingencies deriving from the structure of the Operation, following an in-depth study.

•         Clarification of the mechanism of conditionality of the capital increase.

VII.  CONCLUSIONS

•         The Board of Directors of Enersis has worked at all times with the dedication and due diligence in complying with the legislation that governs the Operation, as well as the instructions or interpretations of the SVS , doing so always in favor of the best interest of the Company and its shareholders.

•           For the analysis of the Operation, the appraisal of the expert, Mr. Walker, and the reports of the independent valuators IM Trust and Claro y Asociados, the latter appointed by the Directors’ Committee, have been made available, as well as the report of the Directors´ Committee itself.

•         In my loyal understanding, the Operation proposed by Endesa Latinoamérica presents a clear strategic opportunity for Enersis, promising clear positive effects for it.

I also consider that the described Operation carried out in the correct economic terms of the Operation is a very convenient opportunity for the best interest of Enersis.

•         The range of market value of the contribution of Conosur that I consider to be balanced is between USD 3,600 million and USD 4,138 million.

•         I consider that Enersis has innumerable opportunities for the use of the proceeds, creating value for its shareholders, and that the risk of maintaining an inefficient financial structure is minimal.

•         Regarding the establishment of terms and conditions other than price, I believe it reasonable to accept with certain adjustments those set out in the report of the Directors’ Committee.

Rafael Miranda Director of Enersis ID No. 48.070.966-7

DISCLAIMMER: THE ENGLISH VERSION OF THIS REPORT  WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY THE DIRECTORS’ COMMITTEE.

Santiago, October 29, 2012

Mr. Pablo Yrarrázaval V.

Chairman of the Board of Directors

Enersis S.A.

SANTIAGO

Ref.: Pronouncement on capital increase Enersis S.A.

Dear Sir,

In accordance with article 50 bis of the Chilean Companies Act 18,046 (“LSA”, in its Spanish acronym), and in the name of the Directors’ Committee (“Committee”) of Enersis S.A. (“Enersis”) consisting of Hernán Somerville S., Leonidas Vial E. and Rafael Fernández M., we hereby report to you with respect to the proposed capital increase of Endesa, S.A (“Endesa Spain”).

I.               Introduction.

On June 18, 2012, by letter addressed to the chairman of Enersis Board of Directors, the controller of Enersis, Endesa Spain, proposed a transaction implying a capital increase of Enersis with a defined structure and requested that this be submitted to an Extraordinary Shareholders Meeting.  This capital increase would be carried out along the following terms:  Endesa Spain would participate of the capital increase contributing all the capital of a Spanish company called Cono Sur Participaciones S.L. (“Cono Sur”) whose assets would be all the corporate participations of the Endesa Spain Group in South America.  The other shareholders of Enersis could take part in the capital increase by paying pro rata in cash.  A transaction of this kind could be structured in different ways but the proposal has been presented as a specific transaction, not subject to modifications, on which this Committee will pronounce on the transaction on the terms that have been presented, even though making an individual analysis of its different components, , while examining it in depth.

On August 3, 2012, the Superintendence of Securities and Insurance (“SVS”), by its Official Letter 18,684, considered that the capital increase of Enersis, in the terms stated in the previous paragraph, should comply with the regulations set out in Chapter XVI of the LSA.

This interpretation requires that the Committee, in compliance with the mandate established in article 50 bis of the LSA, should issue a report that examines “the background information related to the operations referred to in Chapter XVI”.

Note: At the request of the Committee member, Mr. Rafael Fernández M., it is acknowledged that in his opinion, the proposed transaction always should be subject to the regulations of Chapter XVI and has made this known to the Directors’ Committee and the Board of Directors at various meetings and through different communications.

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By letters dated August 8 and 28, 2012, addressed to the chairman of the Board of Directors, Endesa Spain confirmed its interest in proceeding with the proposed capital increase and ratified its request to call a Shareholders Meeting of Enersis in order for it to consider this transaction.

II.             Characteristics of the operation.

According to information supplied by Endesa Spain, the direct or indirect participations it would contribute are in different companies in Argentina, Brazil, Chile, Colombia and Peru, a detail of which is added to this report as Appendix 1.

Regarding the terms and conditions of the proposed operation, these would be the following:

-         Endesa Spain would contribute to Enersis all the capital of a Spanish company called Cono Sur, free of liabilities and whose only assets would be all the corporate participations that Endesa Spain has in South America and which are different to those which Enersis has directly or indirectly.

-         The other shareholders of Enersis may only participate in the capital increase by paying pro rata in cash .

III.           Information Revised by the Directors' Committee.

In addition to the letters from Endesa Spain mentioned above, the Committee took into account the following reports:

1.      Expert appraisal report dated July 23, 2012 issued by Mr. Eduardo Walker H.

2.      Report of independent  dated October 24, 2012 issued by IM Trust Asesorías Financieras S.A. (hereinafter “IM Trust”).

3.      Report of independent valuators dated October 24, 2012 issued by Claro y Asociados Limitada (hereinafter "IM TRUST").

In the opinion of this Committee, both the expert appraiser Mr. Walker and the independent valuators IM Trust and CyA have the due independence and have received the information and reasonable times for carrying out their tasks, being their reports available to all the shareholders.

It is acknowledged that despite referring to the same proposed transaction, the nature of the employment of the expert appraiser Mr. Walker and of the independent valuators IM Trust and CyA is different. In the case of Mr. Walker it is an "expert appraisal" in accordance with article 15 of the LSA, a regulation that does not establish a specific valuation criteria. In the cases of IM Trust and CyA, these are reports of "independent valuators" in the terms of article 147 of the LSA, a regulation that establishes that in their report, independent valuators should inform shareholders with respect to the conditions of the transaction (specifically whether its object is to contribute to the best interest and whether it meets price, terms and conditions similar to those prevailing in the market at the time of their approval), their effects and their potential impact on the Company, as well as pronounce on the matters that the Directors' Committee or its members have expressly requested to be evaluated.

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Note: At the request of the Committee member, Mr. Rafael Fernández M., it is acknowledged that in his opinion, given the conditions in which it was requested, carried out and issued, the expert appraisal report of Mr. Walker and its conclusions lack validity.  This was noted in the board minutes of August and October when the relevance of that appraisal was debated.  Mr Walker, in his letter dated October 18 responding to a consultation, stated that "it is important to bear mind that this question (that made to him) is not necessarily identical to the question of whether such capital contribution is convenient for the shareholders of Enersis, which I understand is something that the new valuators are attempting.", thus ratifying the position of the director Rafael Fernández M. with respect to the report.

With respect to this export appraisal report concerning an estimation of non-monetary contributions, prepared by Mr. Eduardo Walker, dated July 23, Mrs. Hernán Somerville S. and Leonidas Vial E. insisted on the relevance of the expert appraisal report for the following reasons: (i) The appraisal by Mr. Walker had been requested unanimously by the Board of Directors of Enersis as being a highly-regarded professional with great experience in the matter, he performed his duties with complete independence of the Board of Directors and with total professionalism, abiding by the conditions usually applied in cases of this kind; (ii) Nothing in the expert appraisal indicates obsolescence, since there has been no substantial change or of magnitude in the market assumptions or the daily business of the companies referred to in the expert appraisal report; and (iii) It is inappropriate to declare the obsolescence of the appraisal for supposed market reactions, which should not be confused with fluctuations in public opinion.  They therefore believe that the report remains relevant since there are currently no reasons that justify its updating.  It should be added that valuations obtained by appraisers using the same methodology are similar.

a.    Expert Appraisal   Report Prepared by Eduardo Walker H.

On July 23, 2012, the expert appraiser issued the report which values the companies that Endesa Spain would contribute to the capital increase at that date, in USD 4,862 million.

The methodology used by the expert appraiser consisted of a valuation by sum of the parts of the businesses of the participations to be contributed, according to the discounted cash-flow method.  The economic equity value of each productive company was determined by deducting from the value of the discounted cash flows, including a terminal value, the economic value of the debt, net of cash and contingencies.

b.    Report of the Independent Valuators IMTrust.

On October 24, 2012, the independent valuator IMTrust, appointed by the Board of Directors of Enersis, issued a report for estimating the market value of the companies to be contributed by Endesa Spain, stating that such contribution is equivalent to a participation in Enersis in the range of 30.9% to 32.5% of its market capitalization, calculated prior to the capital increase, using the share price of the subscription, percentages which on Tuesday, October 23, 2012, were the equivalent of USD 3,445 million and USD 3,621 million respectively.

The method used consisted of calculating the discounted cash flows of the participations to be contributed by Endesa Spain and of Enersis, obtaining amounts of USD 4,709 million and USD 14,836 million respectively.  With this, it was concluded that the value of the shareholdings to be contributed is in the range of 30.9% to 32.5% of the value of Enersis.

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c. Report of Independent Valuator Claro y Asociados.

On October 24, 2012, the independent valuator  Claro y Asociados, appointed by the Directors’ Committee of Enersis, issued a report for valuing the participations to be contributed by Endesa Spain in the range of USD 3,870 million and USD 3,912 million.

This firm used two methods in reaching this range of values: (i) the first consisted of calculating the discounted cash flows of the participations to be contributed by Endesa Spain and of Enersis, obtaining amounts of USD 4,627 million and USD 13,231 million respectively.  The discounted cash-flow valuation of Enersis was then compared with its market capitalization on October 22 and a discount of 19.58% was obtained.  This same discount rate was applied to the value of the participations to be contributed, concluding that the market referential value was USD 3,870 million. (ii) the second consisted of calculating the value of the contribution based on the multiple EV1 /EBITDA2  of Enersis and applying this to the sum of the proportional EBITDAs to be contributed, obtaining a value of USD 3,912 million.

Finally, CyA states that presenting these amounts as percentages of the market capitalization of Enersis results in a range of 34.97% to 35.35%.

IV.             Pronouncement.

As stated above, article 147 of the LSA established the criteria for approving a transaction with a related party, this being that the transaction contributes to the best interest and meets in price, terms and conditions those that prevail in the market at the time of their approval.

We refer now to both points.

We repeat that the acquisition of the participations of Endesa Spain could be structured in different ways. However, in this report we refer only to the capital increase proposal received from Endesa Spain, as it has been presented as the one option, not subject to modifications.  Therefore, even though making an individual analysis of its different components, this Committee will pronounce on the transaction on the terms that have been presented, while examining it in depth.

a.       Contribution to the best interests.

This Committee believes that for Enersis it would be positive from a strategic and business point of view to acquire the participations that Endesa Spain proposes to contribute, subject to this being done at a suitable transfer price, terms and conditions, a point we will refer to in the following section. We therefore believe that the proposed transaction does contribute to the best interests insofar as the contribution of the participations is concerned.

The Committee points out that for the proposed transaction to contribute to the best interest it has to provide for the creation of value and that the conditions and terms are equitable to all the shareholders, as well as matching the strategic and business interests as mentioned above.

1 EV: Enterprise Value

2EBITDA: Earnings before interest, taxes, depreciation and amortization

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We mention below the principal reasons why we believe that the proposed transaction contributes to the best interest of Enersis, from a strategic and business perspective:

                        i.      All the participations with a significant value within the assets contributed, except Piura (EEPSA), Yacylec and Central Dock Sud, relate to assets (i) in which Enersis already has a participation, (ii) that Enersis already manages from an operating point of view, and (iii) that Enersis already consolidates in its financial statements. Piura is a thermal-generating unit in Peru which would permit Enersis to increase its presence in that market.

                      ii.      The contribution of the assets in the Colombian companies would permit Enersis to ensure their control and consolidation, possible today through a shareholders' agreement in which Endesa Spain cedes its controller rights to Enersis, which currently consolidates Codensa and Emgesa under an assignment made by Endesa Internacional, today Endesa Latinoamérica, S.A. ("ELA"), in favor of Enersis and Endesa Chile respectively, at no cost, of the right to appoint the majority of the directors of those companies, an assignment made for an indefinite period subject however to ELA being able to terminate the assignment unilaterally by giving prior notice to Enersis or Endesa Chile, as the case may be, at least three years prior to the desired termination date.  The Colombian companies represented 25% of Enersis' EBITDA in 2011.

                     iii.      The fact that Endesa Spain and Enel S.p.A have no direct participation in South America (except for Enel Green Power) would consolidate Enersis as the only investment vehicle for the region.  This point seems to us of particular relevance as it eliminates potential conflicts of interest between Enersis and its parent, which best permits facing growth opportunities in South America.  This of course assumes that such commitment is formalized in a way to ensure its effectiveness.

                    iv.      The contribution of the participations has the advantage that Enersis begins to receive benefits as soon as the contribution is made.

                      v.      Enersis manages the vast majority of these assets but only receives part of the earnings.  In 2011, just 43% of the earnings reported corresponded to the shareholders of Enersis and the remaining 57% corresponded to other shareholders.  If this transaction were carried out, part of the earnings generated by the subsidiaries would reach Enersis directly, reducing the portion that is not currently received by Enersis.  This is particularly relevant in the development of future projects as, by Enersis increasing its participation today in these companies, it could capture a larger part of the potential creation of value associated with the execution of projects in portfolio.

                    vi.      From an ownership structure point of view, Enersis currently has minority interests in many of its subsidiaries which gives rise to complexity when analyzing it financially, both from a credit and a market valuation perspective.  The proposed transaction would permit a one-time increase in the proportional participation of Enersis in these companies, thus significantly reducing the minority interest, which we believe is positive for Enersis.

                   vii.      The decrease in the minority interest could reduce the potential holding discount that the market might be applying to Enersis.

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                 viii.      The proposed transaction would permit the achievement of this result, on a large scale, in one operation, comparing favorably with having to carry out multiple separate smaller transactions.

b.      Market price and other terms and conditions.

Given that, as mentioned in the previous section, the acquisition of the contributed assets would have positive effects for Enersis from a strategic point of view, the "market price" criteria appears sufficient to justify the transaction.

Benchmark market prices generally correspond either to the take-over of companies that are not controlled or consolidated, or the purchase of financial minority shares in exchange-listed companies.

On the other hand, in this transaction,  in which various assets of different kinds are acquired in just one operation, it is difficult to determine what the "market price" is if we take the same above-mentioned parameters.  It therefore seems prudent to consider the opinion of independent expert valuators, which qualification we believe both IM Trust and CyA meet.

We agree with the criteria of the reports of both valuators of linking the value or market price of the non-monetary contribution of Endesa Spain to the market capitalization of Enersis, as there is a relatively similar business between Enersis and the combination of the contributed assets, thus making Enersis itself a good basis for comparison with respect to Cono Sur.

Note: At the request of the Committee member, Mr. Rafael Fernández M., it is acknowledged that in his opinion, the discount to apply to Cono Sur should be greater than the discount applied by the market to Enersis, since the latter has control or jointly control over all the significant companies in which it participates while in Cono Sur all the assets are non-controller with the exception of Piura, Dock Sud and Cemsa.

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                        i.      Price

The following is a summary of the estimated values or market prices made by IM Trust and CyA.

	Date	Value	Methodology
IM Trust	October 24, 2012	30.9% to 32.5% of the value of Enersis (USD 3,445 M to USD 3,621 M)

Range of values resulting from the calculation of the discounted cash flow of Cono Sur adjusted for the relation between the market value of Enersis on October 23, 2012 and the discounted cash flow of Enersis calculated in a similar way.

Claro & Asociados	October 24, 2012	34.97% to 35.35% of the value of Enersis (USD 3,870 M to USD 3,912 M)

Range of values whose floor is determined through a discounted cash flow of Cono Sur adjusted for the relation between the market value of Enersis on October 23, 2012 and the discounted cash flow of Enersis calculated in a similar way. Its ceiling is calculated through the EV/EBITDA multiple of Enersis applied to the EBITDA that Cono Sur would contribute.

In addition, to contrast the values reached by the independent  valuators, the following two tables are presented with valuations published by market analysts of reputable local and international stockbroker firms, both before the announcement of the transaction and afterwards.

-         Reports of analysts prior to the announcement of the capital increase:

-

Broker	Credit Suisse	IM Trust	Santander	G. Sachs	Citi
Reporting Date	02/16/2011	02/28/2012	04/09/2012	05/04/2012	07/05/2012	AVERAGE
Endesa Brasil
Ampla	2,339	1,345	1,516	1,745	2,204	1,830
Fortaleza	856	866	665	587	1,059	807
Cachoeira	1,055	1,067	1,419	1,267	1,778	1,317
Cien		620	1,160	502	603	721
Coelce	1,963	1,334	1,057	1,846	2,111	1,662
Edesur	138	(207)	110	(367)	(115)	(88)
Emgesa	4,278	5,523	4,828	4,008	3,942	4,516
Codensa	4,756	4,405	3,315	5,070	4,050	4,319
Edelnor	1,324	1,344	1,193	907	746	1,103
Piura (EEPSA)
Others
TOTAL ADJUSTED BY PARTICIPATION	3,773	3,809	3,551	3,676	3,822	3,726

Does not include reports of Morgan Stanley of July 11, 2012 or of JPMorgan of April 28, 2011 as the first does not make a sum of the parts and the second contains few companies of Cono Sur.

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-         Reports of analysts after the announcement of the capital increase:

Broker Reporting Date	Citi 09/27/2012	Citi 07/26/2012	BofA 07/27/2012	Credit Suisse 07/26/2012	Itau 09/06/2012	Santander 08/02/2012	AVERAGE
Endesa Brasil				45		43	44
Ampla	2,161	2,204	1,408	1,857	2,726	1,519	1,979
Fortaleza	871	1,059	527	594	549	665	711
Cachoeira	1,249	1,778	1,418	1,708	1,581	1,419	1,525
Cien	310	603	579	532	494	1,162	613
Coelce	2,417	2,111	1,463	2,208	3,240	1,510	2,158
Edesur	(307)	(115)	117	257	0	110	10
Emgesa	4,907	3,942	5,155	6,684		4,827	5,103
Codensa	4,205	4,050	3,263	5,154	3,532	3,318	3,920
Edelnor	758	746	1,068	1,401	928	1,194	1,016
Piura (EEPSA)	266						266
Others	164		92				128
TOTAL ADJUSTED BY PARTICIPATION	4,233	3,822	3,511	4,618		3,622	3,961

Does not include the report of Itaú in the total average as there is no valuation of Emgesa, thus altering the value of Cono Sur significantly.

There is no agreement between the members of the Directors’ Committee with respect to what should be the value or range of market values for the non-monetary contribution of Endesa Spain.  We therefore transcribe below the individual opinions of each of the Director’s Committee members:

All the Committee members share the conclusion of both independent valuators with reference to linking the market value of Cono Sur to the market value of Enersis. The difference therefore does not apply to the methodology but as to whether such link or ratio should be 1:1 or to whether the value of Cono Sur should have an additional discount with respect to the market value of Enersis, and what should be the share price of Enersis to be taken into account for translating this ratio into an amount of money.

For the Committee members Mrs. Leonidas Vial and Hernán Somerville, the ratio should be 1:1 as the independent valuators sustain, i.e. the same discount rate should be applied to Cono Sur that the market applies to Enersis.

On the other hand, the Committee member Mr. Rafael Fernández believes that to determine the market value of Cono Sur, a greater discount should be applied than that the market applies to Enersis as it concerns non-controller assets in the case of Cono Sur while Enersis controls or jointly controls all its investments, as explained above.

For the Committee member Mr. Leonidas Vial, the market value of the contributed assets should be between USD 3,555 million and USD 3,700 million, a range corresponding to 32.5% of Enersis, using a closing market share price of Ch$ 164.8 per share and an exchange rate of Ch$482/USD, plus/less 2%, a range that should be adjusted according to the variation in Enersis’ share price and future exchange rates, considering that Enersis’ market share price, due to its high liquidity, is representative of the “market value” of Enersis at all times.

For the Committee member Mr. Hernán Somerville, the market value of Cono Sur should be the mid point between 30.9% and 32.5%, i.e. 31.7% of the market value of Enersis.  With respect to what market price of Enersis to use for expressing these percentages in an amount of money, Mr. Somerville considered a price range between Ch$ 164.8 per share (being the closing share price of Enersis as of the date of this report) and Ch$ 183.3 per share (being the closing share price of Enersis prior to the announcement of the transaction, i.e. Ch$ 187 per share, less 2%), which gives a range of value for Cono Sur between USD 3,538 million and USD 3,935 million, using an exchange rate of Ch$482/USD.  Mr Somerville notes that, given that the share price that determines the floor of the range was fixed as a function of the share price of Enersis as of the date of this report, this price should be adjusted according to the variation in the Enersis share price and the future exchange rate, as previously explained.

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For the Committee member Mr. Rafael Fernández M., given the control that Enersis has over its investments, Enersis’ shares should have a lower discount rate with respect to their estimated value according to the discounted cash flow of Cono Sur since the latter has mainly non-controller assets (see “Value of Control” of Aswath Damodaram). An empirical reference of this observation is the price gap between shares with voting rights and those without or with restricted rights (the case of series A and B shares in various Chilean companies), as well as the premium gap over the market value paid when a public offering is made to acquire minority shares (minority “buy-ins”) versus the premium paid when the offer is made to control the company. In his opinion, in this case in particular, a gap of around 10% should be sufficient to compensate this difference.

Consistent with the above, given the participations in Codensa and Emgesa (which represent 61.5% of the value of Cono Sur according to the estimates of the independent valuators), these would give Enersis complete control and it would appropriate to recognize a premium for their control.  However, as this in fact it is a jointly control (these shares alone do not permit control Codensa or Emgesa) and this jointly control is today assigned to Enersis in the terms described above, the premium for control corresponding to these investments should be lower than would be the case without these considerations.  Mr. Fernández believes that it should recognized just a half of a premium for full control.

According to the above, in the opinion of Mr. Fernández, the discount of 10% previously referred should be reduced by 3 percentage points (10% x 50% x 61.5%). You then arrive at a total discount of 7% to be applied to Cono Sur with respect to the equity value of Enersis measured according to the market.

Mr. Fernández believes that the estimated market price of Cono Sur should be such that its contribution to Enersis generates creation of value for all the company’s shareholders.

Thus, taking as reference Enersis’ share price on October 23, 2012 (the date taken by the independent valuators) and the estimated value of the independent valuators (average of both), the resulting amount after applying the additional discount of 7% would be USD 3,452 million, considering the same exchange rate as that used by the independent valuators (Ch$475.7/USD). In the opinion of Mr. Fernández, this should be the maximum price that could be recognized by Endesa Spain for their contribution of Cono Sur.

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The following shows the estimated results according to the different methodologies:

Figures in USD million	IM Trust	CyA	E. Walker
DCF	4,709	4,627	4,862
Comparable company multiples	4,165	4,179
Comparable transaction multiples		4,914
Market analyst consensus	3,827
Valuation at Ch$162 per share[3]	3,533	3,891
Valuation at Ch$187 per share	4,074	4,491[4]

Source: Respective reports. Note: values in estimated USD according to exchange rate of each report

                      ii.      Other terms and conditions

Regarding the terms and conditions other than price, this Committee notes that, in order to adjust the terms and conditions prevailing in the market, the contribution of Cono Sur should be governed by one or more contracts between Enersis and Endesa Spain that contemplate at least the following elements:

a)      Usual declarations and warranties for company acquisition transactions with respect to those companies in which Enersis has no current shareholding, e.g. Piura, Yacylec and Central Dock Sud, and an indemnity should such declarations and warranties prove to be incorrect.

b)      An express commitment by Endesa Spain and Enel that Enersis is going to be the sole investment vehicle in South America of both companies in conventional energies, with the exception of that which Enel already has through its subsidiary Enel Green Power.

c)       A commitment to maintain Enersis free from all possible taxation contingencies deriving from the structure of the transaction.

In addition, the Committee notes that, while a possible mechanism of conditionality of the capital increase has been considered (such as the share subscription not resulting in Endesa Spain exceeding its limit of 65% as established in the Company’s bylaws), the final terms of such conditionality are not known at this time.

Neither are two important elements known as of this date like the mechanism for setting the subscription price of the new shares to be issued and potential discounts, if any, to be applied in determining such price, matters that should be resolved by the shareholders at the respective meeting.

c.      Use of funds

This point is especially difficult to analyze as it requires anticipating future events that do not depend on Enersis.  However, the following can be estimated based on currently available information:

3 Reference used by Mr. Rafael Fernandez: The average of both is USD 3,712 million

4 Value implicit in the report of CyA

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                        i.      Enersis has investment opportunities of a strategic nature of significant amounts in the short and long terms.  For reasons of confidentiality and precisely to protect the best interest, these have to remain confidential.

                      ii.      Each of these growth opportunities has to be analyzed and approved by the Board of Directors of Enersis, in detail, on their own merits and at the time the investment is made, approving just those believed to be beneficial to the Company. There is a risk that these will not be carried out.

                     iii.      Over and above determining whether there are sufficient potential investments today, it seems relevant to analyze what would be the impact for Enersis of maintaining a higher-than-expected cash surplus over time.

The three uses of proceeds identified by Endesa Spain in its presentations warrant the following comments:

                    i.          Purchase of shares in companies which Enersis already consolidates

-          Having additional funds would enable Enersis to start a systematic process of buying these shares which, if carried out on satisfactory economic terms, would be a positive contribution for Enersis for the reasons mentioned above.

-          However, the size and timing of these investments depends on the willingness to sell of those currently holding such shares, so there is no certainty that these can be carried out.

-          IM Trust believes that the use of proceeds associated with purchase of shares in subsidiaries of Enersis could be between USD 1,764 million and USD 1,898 million.

Note: At the request of the Committee member Mr. Rafael Fernández M., it is acknowledged that he assigns no strategic value to the purchase of minority shares in companies which Enersis already consolidates.

                   ii.          Strategic acquisitions in the region

-          Due to its size, geographical diversification and composition of its asset base, Enersis is in a privileged position to be an important player in a process of regional consolidation of the electricity industry, which has been very active in recent times, with operations like CPFL in renewable energies in Brazil, Iberdrola in the purchase of Elektro for over USD 5 billion, and others.

-          As in the case of the purchase of shares, the magnitude and timing of these operations depend on factors that Enersis does not control, so there is no certainty that these will be carried out, at least over a defined time horizon.

-          In the current financial context, having funds to quickly take advantage of strategic opportunities is a competitive advantage.  Betting on when to make a significant acquisition without the available resources (or those obtainable at reasonable cost) carries an important risk.

Note: At the request of the Committee member Mr. Rafael Fernández M., it is acknowledged that he believes that new acquisitions is not a specific attribute of the proposed transaction as Enersis can always carry out this type of transaction.

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                 iii.          Development of new projects

-          As the new projects are developed in the subsidiaries and not directly by Enersis, the use of proceeds of an Enersis capital increase associated with new projects assumes that Enersis passes these funds to the respective subsidiary, whether as a capital contribution or inter-company loans.  Both alternatives seem viable to us.

-          In this context, also to be considered are not only the projects to be developed but the capital structure of each of the subsidiaries that are going to carry out these projects and their possible sources of funds.

-          Considering its subsidiaries, Enersis currently has an ample pipeline of investment projects in different stages of development, which include not only those that have been announced.  However, we are unaware of any unsatisfied financing need.

Note: At the request of the Committee member Mr. Hernán Somerville, it is acknowledged that he considers that having the resources in advance reduces the risk of future financing.

The following can therefore be concluded with respect to the in money contribution that the proposed capital increase implies:

-          It is difficult to determine a priori the amount and timing in which the proceeds of the capital increase might be used as this depends on the willingness to sell of third parties and the economic terms on which such negotiations are concluded.

-          Nevertheless, it is reasonable to conclude that Enersis could use an important part of the new funds generated in the purchase of shares in companies in which Enersis already participates.

-          There is no certainty that all the funds generated are going to be invested in the short or medium term, with the risk that Enersis might remain with excess cash for a time.

-          As the money would be invested temporarily in low-risk negotiable instruments, this implies that the return on these resources will be lower than the average that Enersis obtains on its operating assets.  This would change the capital structure of Enersis, generating a de-leveraging that would make the Company’s debt/equity structure inefficient.

Note: At the request of the Committee member Mr. Hernán Somerville S., it is acknowledged that having fresh funds today, while this could affect the returns of Enersis in the short term, significantly reduces the risk in carrying out an expansion plan as proposed (acquisition of minority shares and inorganic growth), as there would be the certainty of being able to finance such plan without dependence on external factors like new financial crises, credit restrictions or even the financial position of the parent company, without affecting the distribution of dividends to shareholders.

-          The reports of both independent valuators include estimates of the impact on Enersis, in terms of earnings per share, using different assumptions both of the number of shares issued and the amount and timing of the new resources obtained, of maintaining excess cash.  In IM Trust’s report, pages 61 and 62, as well as pages 58 and 59 of CyA’s report, a detailed analysis is made of the impact of potential excess cash.

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-          As can be appreciated from these estimates, the maintenance of excess cash without its investment in assets that generate a return in line with the present average return of Enersis brings the risk of a reduction in earnings per share of Enersis.

-          On the other hand, the timely investment of these resources can lead to an increase in earnings per share of Enersis.

-          The proposed operating structure is an important variable.  The situation of shareholders might improve or worsen according to its shape.  An excessive de-leveraging of Enersis should be avoided, making the Company’s debt/equity structure inefficient.

Note: At the request of the Committee member Mr. Hernán Somerville, it is acknowledged that both valuators, taking into account the same assumptions of the evaluation of Cono Sur, state that the purchase of minority shares in itself makes the operation accretive. In addition, Enersis has also shown its capacity to make investments for obtaining the corresponding returns.

d.     Conclusions

We reiterate that mentioned above in that a transaction of this kind could be structured in different ways but the capital increase proposal received from Endesa Spain has been presented as a whole and not subject to modifications.  Therefore, even though making an individual analysis of its different components, this Committee will pronounce on the transaction on the terms that have been presented, while examining it in depth.

Having said this, it is concluded that:

-          In the opinion of this Directors’ Committee, it would be positive for Enersis from a strategic and business point of view to acquire the assets that Endesa Spain proposes to contribute, subject to this being done at an appropriate transfer price, terms and conditions.

Note: At the request of the Committee member Mr. Rafael Fernández M., it is acknowledged that with respect to whether it is in the best interests of all the shareholders, the public controversy that has been generated by the announcement of this transaction is a clear sign that there is a large group of minority shareholders that consider that they do not benefit neither from the value of the originally-proposed transaction nor its structure.

Regarding the note of Mr. Rafael Fernández M, the Committee members Mr. Hernán Somerville and Mr. Leonidas Vial believe that his opinion is mistaken in stating that there has been no proposed price.  The expert appraisal report of Mr. Walker contemplates an independent valuators and not a price. Enersis’ Board of Directors has not proposed any price as the calling of a meeting made unanimously by the directors shows an implicit range whose ceiling was an expert appraisal report.  This range was included in the calling of the meeting in order that shareholders could properly define the price of the capital increase.

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-          Regarding the value of the contribution of Cono Sur, given the specific nature of the proposed transaction, it seems reasonable to consider the different sources that have estimated a range of value or market price for the shares and among these especially the estimate of range of value or market price based on the value of the market capitalization of Enersis, made by the independent valuators chosen by the Board and by the Directors’ Committee as these were selected as such for their independence and have access to detailed information about Cono Sur.

-          In the opinion of the Committee member Mr. Hernán Somerville, the range of values on market conditions should be situated approximately between USD 3,538 million and USD 3,935 million.  In the opinion of the Committee member Mr. Leonidas Vial, the range of values on market conditions should be situated approximately between USD 3,555 million and USD 3,700 million.  Finally, in the opinion of the Committee member Mr. Rafael Fernandez M., the range of values on market conditions should be situated below USD 3,452 million.  It should be noted that these values refer to market prices of Enersis which are obtained from certain share prices and exchange rates.

Director	Price of Enersis	Minimum	Maximum
	In Chilean pesos	USD M	USD M

Mr. Hernán Somerville S.	164.8 - 183.3	3,539	3,935
	170 - 183.3	3,650	3,935

Mr. Leonidas Vial E.	164.8	3,555	3,700
	170	3,668	3,817

Mr. Rafael Fernández M.	162	-	3,452
	170	-	3,622

-          Regarding the in cash contribution and its possible use, it is difficult to pronounce on this point today as these effects are going to depend finally on identified investment opportunities being carried out, which do not exclusively depend on Enersis, or on new opportunities arising.  However, the Company’s solid track record in carrying out its expansion plans and the existence of opportunities in the region could lead one to think that it will be able to find and carry out investment opportunities and expansion.

-          What can be concluded with respect to this last point, in a scenario of possible credit restrictions, is that having the resources for taking advantage of the opportunities that may arise is a competitive advantage that can increase the probability of success of an investment plan.  This benefit should be weighed against the cost to Enersis of the negative “carry” associated with this cash during the time it remains un-invested, and the opportunity cost for the minority shareholders of Enersis.

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-          Finally, this transaction consolidates Enersis as the investment vehicle of Endesa Spain and Enel S.p.A for the region (except for Enel Green Power).  This supposes that this commitment should be formalized in order to ensure its effectiveness over the long term.

-          For these reasons, the incorporation of the participations does contribute to the best interest.

Hernán Somerville Senn ID No. 4.132.185-7 Chairman of the Directors´Committee	Leonidas Vial Echeverría ID No. 5.719.922-9 Financial Expert	Rafael Fernández Morandé ID No. 6.429.250-1

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Appendix 1: Summarized description of the assets to be contributed

Argentina

a.       Edesur

Edesur is the second largest distribution company in Argentina in terms of energy purchases, after Edenor, an unrelated company.  Edesur operates in a concession area of 3,309 square kilometers and distributes electricity in the center-south part of the metropolitan area of the greater Buenos Aires.  It provides services to the principal business district of Buenos Aires and various residential areas of the south of the city.  As of December 31, 2011, Edesur distributed energy to 2.4 million customers. Residential, commercial, industrial and other customers, mainly public and municipal, represented 42%, 26%, 8% and 24% respectively of Edesur’s total energy sales.

b.      Yacylec

The Yacylec transmission system comprises:

-          Three 500 kV transmission lines, each 4 km in length, from the Yacyretá hydroelectric power plant to the "Rincón de Santa María” transformer station.

-          "Rincón de Santa María” transformer station of 500 kV in the province of Corrientes

-          500 kV transmission line, 269 km in length, from the "Rincón de Santa María" transformer station to the "Resistencia” transformer station.  Expansion of the "Resistencia" transformer station in the province of Chaco

-          Communications system

c.       Cemsa

The principal business of Endesa CEMSA is the wholesale purchase and sale of electricity produced by third parties and consumed by third parties, including the import and export of electricity and the trading of royalties, plus the provision of related services, all acting for its own account and/or mandated and/or on behalf of third parties and/or associated with third parties; trading in natural gas and/or its transportation, including the import and export of natural gas and the trading of royalties and natural gas, all acting for its own account and/or on behalf of third parties and/or associated with third parties, and trading of fuel oil.

Endesa CEMSA has signed agreements with Argentine electricity power plants as a back-up to its supply contracts. The generating power plants that back up the electricity supply contracts of Endesa CEMSA are: Central Costanera S.A., Central Térmica Dock Sud S.A., Centrales Térmicas del Noroeste Argentino and Hidroeléctrica El Chocón S.A.

d.      Dock Sud

In the generation business, Endesa Spain has a controlling interest of 69.99 % in Central Dock Sud, an installation that has two groups with a combined capacity of 870 MW.

Central Dock Sud has 4 gas turbines and a steam turbine.  The combination of two of the gas turbines and the steam turbine make up a combined cycle.

The investments in the Central Dock Sud project were made mainly prior to 2001 when the combined cycle started operating, designed to supply the electricity needs of the Argentine electricity grid and to use any potential idle capacity for export to neighboring countries.

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Brazil

a.      Ampla

This is the second largest electricity distribution company in the state of Río de Janeiro in terms of number of customers and annual energy sales.  Ampla is mainly dedicated to the distribution of electricity to 66 municipalities in the state and serves 2.6 million customers in a concession area of 32,615 square kilometers, with an estimated population of 8 million.  As of December 2011, residential, commercial, industrial and other customers represented 38%, 18%, 12% and 32% respectively of the total sales of Ampla, of 10,223 GWh.

b.      Coelce

Coelce is the only electricity distributor in the state of Ceará, in the north-east of Brazil.  As of the close of December 2011, it serves 3.2 million customers in a concession area of 148,825 square kilometers.  Coelce’s sales in 2011 were 8,970 GWh.  At the end of 2011, residential, commercial, industrial and other customers represented 34%, 19%, 14% and 33% respectively of Coelce’s total energy sales.

c.       Endesa Brasil

Endesa Brasil was formed in 2005 to administer all the generation, transmission and distribution assets that Endesa Latinoamérica, a subsidiary of Endesa Spain, had, together with Enersis, Endesa Chile and Chilectra, in Brazil.

d.      Fortaleza

Located in the municipality of Caucaia, 50 kilometers from the capital of the state of Ceará, Fortaleza is a 322 MW combined-cycle plant which uses natural gas, with a generating capacity for meeting a third of the energy requirements of Ceará, with a population of 8.2 million.

e.      Cachoeira

Located in the state of Goias, 240 kilometers to the south of Goiania, Cachoeira is a hydro run-of-the-river plant using the flows from the Paranaiba river, with 10 generating units totaling 665 MW of installed capacity.  Cachoeira started operations in 1997.

f.       Cien

Compañía de Interconexión Energética S.A. (CIEN) is a Brazilian energy transmission company.  It has two frequency conversion stations, Garabi I and Garabi II, which convert in both directions the frequencies of Brazil (60 Hertz) and Argentina (50 Hertz), and the transmission lines.  On the Argentine side, they are managed by two subsidiaries: Compañía de Transmisión del Mercosur S.A. (CTM) and Transportadora de Energía S.A. (TESA), in which Cien is a 99.99% shareholder.  The interconnection system consists of two transmission lines with a total length of 1,000 kilometers, and the Garabi conversion station.

Chile

a.      San Isidro

This company, initially wholly-owned by Endesa Chile, was incorporated in Chile in 1996 to build and operate a 379 MW combined-cycle thermal plant in Quillota, in the Valparaíso region.  The plant began its commercial operations in 1998.  A 220 kV transmission line of 9 kilometers was built to connect this thermal plant to the SIC (the Chilean central interconnected electric system).  This transmission system is managed by Transmisora Eléctrica de Quillota Ltda (Transquilota) in which San Isidro has a 50% interest. The merger of Pangue into San Isidro resulted in a percentage of its ownership being held indirectly by Endesa Spain.

17

b.      Pangue

Pangue is located in the Biobío region, 100 km to the east of Los Angeles.  Its installed capacity of 467 MW is reservoir hydroelectric, using the flows of the Biobío river.  Enersis has a 57% interest.

The company’s net energy generation in 2011 was 1,713 GWh and its energy sales were 1,798 GWh.

Pangue was merged into San Isidro in the first half of 2012.

Colombia

a.      Codensa

Codensa is a Colombian electricity distribution company with a concession area of 18,217 square kilometers in Bogotá and another 96 municipalities in the department of Cundinamarca, Tolima and Boyacá, serving approximately 2.6 million customers.

b.      Emgesa

Emgesa has an installed generating capacity of 2,914 MW of which 85% are hydroelectric power plants and the remaining to thermoelectric power plants.  In September 2007 Central Hidroeléctrica Betania ESP and Emgesa S.A. ESP were merged into Betania, adopting the name of Emgesa S.A. ESP.

c.       Empresa de Energía de Cundinamarca S.A (EEC)

This is a company dedicated to the trading and distribution of energy in the department of Cundinamarca.  It has a customer base of 247 thousand with sales of 622 GWh in 2011

Peru

a.      Edelnor

This is a Peruvian distribution company which operates in a concession area of 2,440 square kilometers.  It has an exclusive concession to distribute electricity in the northern part of the Lima metropolitan area, covering the departments of Huaral, Huaura, Barranca and Oyón, and an adjoining province in Callao.  It was distributing electricity to around 1.1 million customers at the end of 2011.

b.      Piura

Empresa Eléctrica de Piura (Eepsa), with 133 MW, is an electricity-generating company with two thermal plants, Malacas and Malacas 2, located in the province of Talara-Piura, which operates with local natural gas.

Piura is working on the construction of an open-cycle thermal power plant of 200 MW, called Reserva Fría.  It is expected to be ready for generation in March 2013.

18

DISCLAIMMER: THE ENGLISH VERSION OF THIS OPINION WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY MR. LEONIDAS VIAL.

Santiago, October 30, 2012

To the Shareholders

Enersis S.A.

SANTIAGO

Ref: Pronouncement on the Capital Increase of Enersis S.A.

Dear Sir,

In accordance with article 50 bis of the Chilean Companies Act 18,046 (“LSA”, in its Spanish acronym), I hereby report on the proposed capital increase of Endesa, S.A. (“Endesa Spain”).

As a member of the Directors’ Committee of Enersis, I prepared and signed the report dated October 29, 2012 that the Committee issued in relation to the proposed operation, and which is available to shareholders on the company’s website.

As the matters and content of this Committee report substantially coincide with the matters and content of the pronouncement to be made in my position as director, I shall follow a similar scheme to that followed in the Committee report.

I.        Declarations on the position of director of Enersis S.A. and relationship with the controller:

1.      I declare that I have been a director of Enersis S.A. since April 22, 2010, on which date the company’s ordinary shareholders meeting was held on which renewed the whole of the Board of Directors.  I was appointed director with the votes of the controlling shareholder Endesa Latinoamérica S.A.  I also declare that these votes were determinant for being elected director.

2.      I declare that I have an interest in the Operation according to the interpretation of the Superintendence of Securities and Insurance (“SVS”) in its Official Letter 21,001 of August 29, 2012, section III.1., which makes applicable to the Operation the SVS resolution in Letter 9,914 of April 18, 2012 addressed to the company Enjoy S.A.  Such declaration of interest was formally reiterated to the Company at its board meeting held on September 5, 2012.

3.      I declare being a direct/indirect shareholder of Enersis S.A. and Endesa Chile S.A..

II.      Introduction

On June 18, 2012, by a letter addressed to the chairman of the Board of Directors of Enersis, the controller of Enersis, Endesa Spain, proposed an operation which implied a capital increase of Enersis with a defined structure and requested that it be submitted to an Extraordinary Shareholders Meeting.  This capital increase would be carried out in the following terms: Endesa Spain would participate in the capital increase with the contribution of all the issued capital of a Spanish company called Cono Sur Participaciones S.L. (“Cono Sur”) whose assets would be all the participations that the Endesa Spain Group has in South America.  The other shareholders of Enersis could participate in the capital increase by paying pro rata in cash .  An operation of this kind could be structured in several ways but the proposal has been presented as a specific transaction, not subject to modifications, , on which this Committee will pronounce on the operation on the terms that have been presented, even though making an individual analysis of its different components, while examining it in depth.

On August 3, 2012, the SVS, by its Official Letter 18,684, considered that the capital increase of Enersis in the terms stated in the previous paragraph should comply with the regulations set out in Chapter XVI of the LSA..

By letters dated August 8 and 28, 2012, addressed to the chairman of the Board of Directors, Endesa Spain confirmed its interest in proceeding with the proposed capital increase and ratified its request for an Extraordinary Shareholders Meeting of Enersis in order for it to consider this transaction..

III.    Characteristics of the operation

According to information provided by Endesa Spain, the direct or indirect participations it would contribute are in different companies in Argentina, Brazil, Chile, Colombia and Peru, a detail of which is added as Appendix 1 to the Committee’s report.

With respect to the terms and conditions of the proposed operation, I subscribe to that stated in the Committee’s report.

IV.   Information Revised by the Directors’ Committee

In addition to the letters from Endesa Spain mentioned above, I have taken into account the following reports:

1.      Expert appraisal report dated July 23, 2012 of the expert appraiser Mr. Eduardo Walker H.

2.      Independent valuator report dated October 24, 2012 of IM Trust Asesorías Financieras S.A. (hereinafter “IM Trust”).

3.      Independent valuator report dated October 24, 2012 of Claro y Asociados Limitada (hereinafter “CyA”).

In my opinion, both the expert appraiser Mr. Walker and the independent valuators IM Trust and CyA have the  due independence and  have receive the information and a reasonable times for carrying out their task, being their reports available to all the shareholders.

As indicated in the Committee’s report, despite referring to the same proposed operation, the nature of the tasks of the expert appraiser Mr. Walker and of the independent valuators IM Trust and CyA is different.  In the case of Mr. Walker, he  is an “expert appraisal” in accordance with article 15 of the LSA, which does not set any specific valuation criteria.  In the case of IM Trust and CyA, these are reports of “independent valuators” in terms of article 147 of the LSA, a regulation stating that such a report should inform shareholders about the conditions of the operation (specifically whether it contributes to the best interest and whether it meets the price, terms and conditions prevailing in the market at the time of its approval), its effects and potential impact for the company, and to pronounce on the points that the Directors’ Committee and its members have expressly requested to be evaluated.

a.      Expert Appraisal Report Prepared by Eduardo Walker H.

On July 23, 2012, the expert appraiser issued the report which values the companies that Endesa Spain would contribute to the capital increase at that date, in USD 4,862 million.

The methodology used by the expert appraiser consisted of a valuation by sum of the parts of the businesses or the participations to be contributed, according to the discounted cash flow method.  The economic equity value of each productive company was determined by deducting the discounted cash flows from the value, including a terminal value, the economic value of the debt, net of cash and contingencies.

b.      Report of the Independent Valuators IM Trust

On October 24, 2012, the independent valuator IM Trust, appointed by the Board of Directors of Enersis, issued a report that estimates the market value of the companies to be contributed by Endesa Spain, stating that such contribution is equivalent to a participation in Enersis in the range of between 30.9% and 32.5% of its market capitalization, calculated prior to the capital increase, using the share price of the subscription, which percentage on Tuesday October 23 were the equivalent of USD 3,445 million and USD 3,621 million.

The methodology used consisted of calculating a discounted cash flow of the participations to be contributed by Endesa Spain and of Enersis, obtaining values of USD 4,709 million and USD 14,836 million respectively.  With this, it was  concluded that the value of the participations to be contributed is in the range of 30.9% to 32.5% of the value of Enersis.

c.       Report of the Independent Appraiser Claro y Asociados

On October 24, 2012, the independent valuator Claro y Asociados, appointed by the Directors’ Committee of Enersis, issued a report that values the participations to be contributed by Endesa Spain in the range of USD 3,870 million to USD 3,912 million.

This firm used two methodologies to arrive at this range of values: (i) the first consisted of calculating a discounted cash flow of the participations to be contributed by Endesa Spain and of Enersis, obtaining values of USD 4,627 million and USD 13,231 million respectively.  The discounted cash flow valuation of Enersis was then compared with its market capitalization on October 22 and a discount of 19.58% was obtained.  This same discount rate was applied to the value of the participations to be contributed, concluding that the reference market value was USD 3,870 million; (ii) the second consisted of calculating the value of the contribution based on the multiple EV1/EBITDA2of Enersis and applying the same multiple to the sum of the proportional EBITDAs to be contributed, obtaining a value of USD 3,912 million.

Finally CyA states that presenting these values as percentages of the market capitalization of Enersis results in a range of 34.97% and 35.35%.

V.     Pronouncement

As stated above, article 147 of the LSA establishes the criteria for approving an operation with a related party is that it contributes to the best interest and meets in terms of price, terms and conditions those prevailing in the market at the time of their approval.

I now refer to both points.

The acquisition of the participations of Endesa Spain could have been structured in several ways.  However, in this report I shall refer only to the capital increase proposal received from Endesa Spain as it has been presented as the one option, not subject to modifications.  Therefore, even though making an individual analysis of its different components, I will pronounce on the operation on the terms that have been presented, while examining it in depth.

a.      Contribution to the best interest

I believe that for Enersis it would be positive from a strategic and business point of view to acquire the participations that Endesa Spain proposes to contribute, subject to this being done at a suitable transfer price, terms and conditions, a point I will refer to in the following section.  I therefore believe that the proposed transaction does contribute to the best interests insofar as the contribution of the participations is concerned.

For the proposed transaction to contribute to the best interest it has to provide for the creation of value and that the conditions and terms are equitable to all the shareholders, as well as matching the strategic and business interests as mentioned above.

I mention below the principal reasons why I believe that the proposed transaction contributes to the best interest of Enersis, from a strategic and business perspective:

i.                    All the participations with a significant value within the assets contributed, except Piura (EEPSA), Yacylec and Central Dock Sud, relate to assets (i) in which Enersis already has a participation, (ii) that Enersis already manages from an operating point of view, and (iii) that Enersis already consolidates in its financial statements.  Piura is a thermal-generating unit in Peru which would permit Enersis to increase its presence in that market.

ii.                   The contribution of the assets in the Colombian companies would also permit Enersis to ensure their control and consolidation, possible today through a shareholders’ agreement in which Endesa Spain cedes its controller rights to Enersis, which currently consolidates Codensa and Emgesa under an assignment made by Endesa Internacional, today Endesa Latinoamérica, S.A. (“ELA”), in favor of Enersis and Endesa Chile respectively, at no cost, of the right to appoint the majority of the directors of those companies, an assignment made for an indefinite period subject however to ELA being able to terminate the assignment unilaterally by giving prior notice to Enersis or Endesa Chile, as the case may be, at least three years prior to the desired termination date.  The Colombian companies represented 25% of the Enersis’ EBITDA in 2011.

1EV (enterprise value): value of the company

2EBITDA: Earnings before interest, taxes, depreciation & amortization

iii.                 The fact that neither Endesa Spain and Enel S.p.A have no direct participation in South America (except for Enel Green Power) would consolidate Enersis as the only investment vehicle for the region.  This point seems to me of particular relevance as it eliminates potential conflicts of interest between Enersis and its parent, which best permits facing growth opportunities in South America.  This of course assumes that such commitment is formalized in a way to ensure its effectiveness.

iv.                 The contribution of the participations has the advantage that Enersis begins to receive benefits as soon as the contribution is made.

v.                  Enersis manages the vast majority of these assets but only receives part of the earnings.  In 2011, just 43% of the earnings reported corresponded to the shareholders of Enersis and the remaining 57% corresponded to other shareholders.  If this transaction were carried out, part of the earnings generated by the subsidiaries would reach Enersis directly, reducing the portion that is not currently received by Enersis.  This is particularly relevant in the development of future projects as, by Enersis increasing its participation today in these companies, it could capture a larger part of the potential creation of value associated with the execution of projects in portfolio.

vi.                 From an ownership structure point of view, Enersis currently has minority interests in many of its subsidiaries which gives rise to complexity when analyzing it financially, both from a credit and a market valuation perspective.  The proposed transaction would permit a one-time increase in the proportional participation of Enersis in these companies, thus significantly reducing the minority interest, which we believe is positive for Enersis.

vii.               The reduction in the minority interest could reduce the potential “group” discount that the market might be applying to Enersis.

viii.              The proposed transaction would permit the achievement of this result, on a large scale, in one operation, comparing favorably with having to carry out multiple separate smaller transactions.

b.      Market price and other terms and conditions.

Given that, as mentioned in the previous section, the acquisition of the participations would have positive effects for Enersis from a strategic point of view, the “market price” criteria appear sufficient to justify the transaction.

Benchmark market prices generally correspond either to the take-over of companies that are not controlled or consolidated, or the purchase of financial minority holdings in exchange-listed companies.

On the other hand, in this transaction, in which various assets of different kinds are acquired in just one operation, it is difficult to determine what the “market price” is if we take the same above-mentioned parameters.  It therefore seems prudent to consider the opinion of independent expert appraisers, which qualification we believe both IM Trust and CyA meet.

I agree with the criteria of the reports of both valuators of linking the value or market price of the non-monetary contribution of Endesa Spain to the market capitalization of Enersis, as there is a relatively similar business between Enersis and the combination of the contributed assets, thus making Enersis itself a good basis for comparison with respect to Cono Sur.

i.        Price

The following is a summary of the estimated values or market prices made by IM Trust and CyA.

	Date	Value	Methodology
IM Trust	October 24, 2012	30.9% to 32.5% of the value of Enersis (USD 3,445 M to USD 3,621 M)

Range of values resulting from the calculation of the discounted cash flow of Cono Sur adjusted for the relation between the market value of Enersis on October 23, 2012 and the discounted cash flow of Enersis calculated in a similar way.

Claro & Asociados	October 24, 2012	34.97% to 35.35% of the value of Enersis (USD 3,870 M to USD 3,912 M)

Range of values whose floor is determined through a discounted cash flow of Cono Sur adjusted for the relation between the market value of Enersis as of October 23, 2012 and the discounted cash flow of Enersis calculated in a similar way. Its ceiling is calculated through the EV/EBITDA multiple of Enersis applied to the EBITDA that Cono Sur would contribute.

In addition, to contrast the values reached by the independent valuators, the following two tables are inserted with valuations published by market analysts of reputable local and international stockbroker firms, both before the announcement of the transaction and afterwards.

Reports of analysts prior to the announcement of the capital increase:

Broker	Credit Suisse	IM Trust	Santander	G. Sachs	Citi
Reporting Date	02/16/2011	02/28/2012	04/09/2012	05/04/2012	07/05/2012	AVERAGE
Endesa Brasil
Ampla	2,339	1,345	1,516	1,745	2,204	1,830
Fortaleza	856	866	665	587	1,059	807
Cachoeira	1,055	1,067	1,419	1,267	1,778	1,317
Cien		620	1,160	502	603	721
Coelce	1,963	1,334	1,057	1,846	2,111	1,662
Edesur	138	(207)	110	(367)	(115)	(88)
Emgesa	4,278	5,523	4,828	4,008	3,942	4,516
Codensa	4,756	4,405	3,315	5,070	4,050	4,319
Edelnor	1,324	1,344	1,193	907	746	1,103
Piura (EEPSA)
Others
TOTAL ADJUSTED BY PARTICIPATION	3,773	3,809	3,551	3,676	3,822	3,726

Does not include reports of Morgan Stanley of July 11, 2012 or of JPMorgan of April 28, 2011 as the first does not make a sum of the parts and the second contains very few companies of Cono Sur.

Reports of analysts after the announcement of the capital increase:

Broker	Citi	Citi	BofA	Credit Suisse	Itau	Santander
Reporting Date	09/27/2012	07/26/2012	07/27/2012	07/26/2012	09/06/2012	08/02/2012	AVERAGE
Endesa Brasil				45		43	44
Ampla	2,161	2,204	1,408	1,857	2,726	1,519	1,979
Fortaleza	871	1,059	527	594	549	665	711
Cachoeira	1,249	1,778	1,418	1,708	1,581	1,419	1,525
Cien	310	603	579	532	494	1,162	613
Coelce	2,417	2,111	1,463	2,208	3,240	1,510	2,158
Edesur	(307)	(115)	117	257	0	110	10
Emgesa	4,907	3,942	5,155	6,684		4,827	5,103
Codensa	4,205	4,050	3,263	5,154	3,532	3,318	3,920
Edelnor	758	746	1,068	1,401	928	1,194	1,016
Piura (EEPSA)	266						266
Others	164		92				128
TOTAL ADJUSTED BY PARTICIPATION	4,233	3,822	3,511	4,618		3,622	3,961

Does not include the report of Itaú in the total average as there is no valuation of Emgesa, thus altering the value of Cono Sur significantly.

I share the conclusion of both independent valuators with reference to linking the market value of Cono Sur to the market value of Enersis.  The difference therefore does not refer to the methodology but as to whether such link or ratio should be 1:1 or to whether the value of Cono Sur should have an additional discount with respect to the market value of Enersis, and what should be the share price of Enersis to be taken into account for translating this ratio into an amount of money.

In my opinion, the ratio should be 1:1 as the independent valuators sustain, i.e. the same discount rate should be applied to Cono Sur that the market applies to Enersis.

I believe that the market value of the contributed assets should be between USD 3,555 million and USD 3,700 million, a range corresponding to 32.5% of Enersis, using a closing market share price of Ch$ 164.8 per share and an exchange rate of Ch$482/USD, plus/less 2%, a range that should be adjusted according to the variation in the Enersis’ share price and future exchange rates, considering that the Enersis’ market share price, due to its high liquidity, is representative of the “market value” of Enersis at all times.

The following shows the estimated results according to the different methodologies:

Figures USD million	IM Trust	CyA	E. Walker
DCF	4,709	4,627	4,862
Comparable company multiples	4,165	4,179
Comparable transaction multiples		4,914
Market analyst consensus	3,827
Valuation at Ch$162/share[3]	3,533	3,891
Valuation at Ch$187/share	4,074	4,491[4]

Source: Respective reports. Note: values in estimated USD according to exchange rate of each report

ii.       Other terms and conditions

Regarding the terms and conditions other than price, I note that, in order to adjust to terms and conditions prevailing in the market, the contribution of Cono Sur should be governed by one or more contracts between Enersis and Endesa Spain that contemplate at least the following elements:

a)      Usual declarations and warranties for company acquisition transactions with respect to those companies in which Enersis has no current shareholding, e.g. Piura, Yacylec and Central Dock Sud, and an indemnity should such declarations and warranties prove to be incorrect.

b)     An express commitment by Endesa Spain and Enel that Enersis is going to be the sole investment vehicle in South America of both companies in conventional energies, with the exception of that which Enel already has through its subsidiary Enel Green Power.

c)      A commitment to maintain Enersis free from all possible taxation contingencies deriving from the structure of the transaction.

In addition, I should point out that, while a possible mechanism of conditionality of the capital increase has been considered (such as the share subscription not resulting in Endesa Spain exceeding its limit of 65% as established in the Company’s bylaws), the final terms of such conditionality are not known at this time.

Neither are two important elements known as of this date like the mechanism for setting the subscription price of the new shares to be issued and potential discounts, if any, to be applied in determining such price, matters that should be resolved by the shareholders at the respective meeting.

4 Value implicit in the report of CyA

c.       Use of funds

-         It is difficult to determine a priori the amount and timing in which the proceeds of the capital increase might be used as this depends on the willingness to sell of third parties and the economic terms on which such negotiations are concluded.

-         Nevertheless, it is reasonable to conclude that Enersis could use an important part of the new funds generated in the purchase of shares in companies in which Enersis already participates.

-         There is no certainty that all the funds generated are going to be invested in the short or medium term, with the risk that Enersis might remain with excess cash for a time.

-         As the money would be invested temporarily in low-risk negotiable instruments, this implies that the return on these resources will be lower than the average that Enersis obtains on its operating assets.  This would change the capital structure of Enersis, generating a de-leveraging that would make the Company’s debt/equity structure inefficient.

-         The reports of both independent valuators, include estimates of the impact on Enersis, in terms of earnings per share, using different assumptions both of the number of shares issued and the amount and timing of the new resources obtained, state that maintaining excess cash produces uncertain results.

-         As can be appreciated from these estimates, the maintenance of excess cash without its investment in assets that generate a return in line with the present average return of Enersis brings the risk of a reduction in earnings per share of Enersis.

-         On the other hand, the timely investment of these resources can lead to an increase in earnings per share of Enersis.

-         The proposed operating structure is an important variable. The situation of shareholders might improve or worsen according to its shape.  An excessive de-leveraging of Enersis should be avoided, making the Company’s debt/equity structure inefficient.

d.      Conclusions

I reiterate that mentioned above in that a transaction of this kind could be structured in a more efficient way but the capital increase proposal received from Endesa Spain has been presented as a whole and not subject to modifications.  Therefore, even though making an individual analysis of its different components, this director will pronounce on the transaction on the terms that have been presented.

Having said this, I conclude that:

1.      In my opinion, it would be positive for Enersis from a strategic and business point of view to acquire the assets that Endesa Spain proposes to contribute, subject to this being done at an appropriate transfer price, terms and conditions.

2.      Regarding the value of the contribution of Cono Sur, given the specific nature of the proposed transaction, it seems reasonable to consider the different sources that have estimated a range of value or market price for the shares and among these especially the estimate of range of value or market price based on the value of the market capitalization of Enersis, made by the independent valuators chosen by the Board and by the Directors’ Committee as these were selected as such for their independence and have access to detailed information about Cono Sur.

3.      In my opinion, the market value of the assets should be between USD 3,555 million and USD 3.700 million, a range that corresponds to 32.5% of Enersis using the share price at the close of the market of Ch$ 164.8 per share and an exchange rate of Ch$482/USD, plus/less 2%, a range of value that should be adjusted according to the variation in Enersis’ share price and the future exchange rate, considering that the market price of the Enersis share, due to its high liquidity, is representative of the “market value” of Enersis at alle times.

4.      Regarding the in cash contribution and its possible use, it is difficult to pronounce on this point today as these effects are going to depend finally on identified investment opportunities being carried out, which do not exclusively depend on Enersis, or on new opportunities arising.  However, the Company’s solid track record in carrying out its expansion plans and the existence of opportunities in the region could lead one to think that it will be able to find and carry out investment opportunities and expansion.

5.      What can be concluded with respect to this last point, in a scenario of possible credit restrictions, is that having the resources for taking advantage of the opportunities that may arise is a competitive advantage that can increase the probability of success of an investment plan.  This benefit should be weighed against the cost to Enersis of the negative “carry” associated with this cash during the time it remains un-invested.

6.      Finally, this transaction consolidates Enersis as the investment vehicle of Endesa Spain and Enel S.p.A for the region (except for Enel Green Power). This supposes that this commitment should be formalized in order to ensure its effectiveness over the long term.

7.      For these reasons, the incorporation of the participations does contribute to the best interest.

Leonidas Vial E. ID No. 5.719.922-9 Director

DISCLAIMMER: THE ENGLISH VERSION OF THIS OPINION WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY MR. HERNAN SOMERVILLE.

Santiago, October 31, 2012

To the Shareholders of Enersis S.A.

SANTIAGO

Ref: Pronouncement on the Capital Increase of Enersis S.A.

Dear Sir,

I hereby give my individual pronouncement as a director of the publicly held limited liability stock company Enersis S.A. (“Enersis” or the “Company”), which corporate purpose are investments, domiciled in the Republic of Chile and registered with the Superintendence of Securities and Insurance (“SVS”) under No.17/1983, in relation to the capital increase of Enersis (the “Operation“) under the following terms and conditions:

I.        Background

1.      On June 18, 2012, the controller of the Company, Endesa S.A  (Endesa Spain) sent a letter to the chairman of the Board of Directors of Enersis, proposing a capital increase.  This capital increase would be carried out, according to the letter and other information sent later by the controller, on the following terms:

(i)                 Endesa, S.A. would contribute to Enersis S.A. all the capital of a Spanish company called Conosur Participaciones, S.L. (“Conosur”) with no liabilities and whose only assets would be all the participations that the Endesa Spain Group has in South America and which are other than those held by Enersis, directly or indirectly.  These participations are detailed in Appendix 1 to this document.

(ii)                The shareholders of Enersis may participate in the capital increase by paying pro rata in cash .

2.      On August 3, 2012, the SVS made an interpretation by its Official Letter 18,684, which considered with particular scope and ad hoc that the Enersis capital increase governed by articles 15 and 67 of the LSA should be complemented by the regulations contained in Chapter XVI of the LSA. Consequently and in order to support such complementation, the SVS considered that the Operation should be treated as one between related parties, in which the related parties involved are Endesa Spain and Enersis.

3.      By letters dated August 8 and 28, 2012, addressed to the chairman of the Board of Directors, Endesa Spain confirmed its interest in proceeding with the proposed capital increase and ratified its request for an Extraordinary Shareholders Meeting of Enersis in order to it to approve the Operation.

4.      On August 6, 2012 and by resolution 68/12 of the Board of Directors of Enersis it was agreed to submit voluntarily to the interpretation contained in the SVS Official Letter 18,684 in order to proceed with the Operation and avoid adverse consequences caused by an interruption to the process, despite disagreeing with the procedure and substance of that interpretation, as is recorded in the corresponding memo and particularly in the reply made by the Board of Directors to the letter.

5.      Article 147 No.5 of Chapter XVI of the LSA states that all directors of an publicly held limited liability stock company involved in a transaction between related parties should give their opinion with respect to the convenience for the best interest of such transaction and make this available to the shareholders.  This Chapter XVI was interpreted by the SVS to harmonize it with articles 15 and 67 of the LSA through Official Letter 21,001 of August 29, 2012.  The Board of Directors of Enersis therefore voluntarily resolved to follow this interpretation, coherent with that stated in paragraphs 2 and 4 above.

II.      DECLARATIONS ON THE POSITION OF DIRECTOR OF ENERSIS S.A AND RELATIONSHIP WITH THE CONTROLLER

1.      I declare that I am a director of Enersis S.A. re-elected on April 22, 2010, and I was appointed director with the votes of the majority shareholder Endesa Latinoamérica S.A.  I also declare that these votes were determinant for being elected director.

2.      I declare that I was appointed as chairman of the Directors’ Committee by the Board of Directors on April 23, 2010.

3.      I declare that I have an interest in the Operation in accordance with the interpretation made by the SVS in its Official Letter 21,001 of August 29, 2012, section III.1., which makes applicable to the Operation that resolved by the SVS in its Official Letter 9,914 of April 18, 2012 addressed to the company Enjoy S.A.

4.      Such declaration of interest was reiterated formally at the Company’s Board of Directors meeting of September 5, 2012.

5.      I declare that I am the holder of 2,500,000 shares in Enersis through the company Inversiones Santa Verónica Limitada, tax No. 79.880.230-5.

III.    DECLARATIONS ON THE REPORTS RECEIVED

Apart from the letters from Endesa Spain mentioned above, I have taken into account the following reports:

1.      Expert appraisal report dated July 23, 2012 of the expert Eduardo Walker H.

2.      Independent valuator report dated October 24, 2012 of IM Trust Asesorías Financieras S.A. (“IM Trust”).

3.      Independent valuator report dated October 24, 2012 of Claro y Asociados Limitada (“CyA”).

I consider that both the expert appraisal Mr. Walker and the independent valuators IM Trust and CyA are duly independent, have had access to the information and a reasonable time to perform their task, being their reports available to all the shareholders.

Despite referring to the same proposed operation, the nature of the tasks of the expert appraiser Mr. Walker and of the independent valuators IM Trust and CyA is different.  In the case of Mr. Walker this is an “expert appraisal”, in accordance with article 15 of the LSA, which does not set any specific valuation criteria.  In the case of IM Trust and CyA, these are reports of “independent valuators” in terms of article 147 of the LSA, a regulation stating that such a report should inform shareholders about the conditions of the operation (specifically whether it contributes to the best interest and whether it meets price, terms and conditions similar to those prevailing in the market at the time of its approval), its effects and potential impact for the company, and to pronounce on the points that the Directors’ Committee and its members have expressly requested to be evaluated.

III.1.       Expert report prepared by Eduardo Walker H.

On July 23, 2012, the expert appraiser issued his report in which he values the companies that Endesa Spain would contribute to the capital increase at that date at USD  4,862 million.

The methodology used by the expert appraiser consisted of a valuation by sum of the parts of the businesses or the assets to be contributed, according to the discounted cash flow method.  The economic value of each productive company was determined by deducting the discounted cash flows from the value, including the terminal value, the economic value of the debt, net of cash and contingencies.  The results obtained were validated through a comparison of the EV1/EBITDA2  ratios.

This methodology is in line with that commonly used by financial sector analysts, with reasonable discount rates and assumption within those that might be expected.

The value of the discounted cash flow obtained by the expert appraiser Mr. Walker is in line with those obtained by the other valuators. However, a valuation through cash flows does not necessarily imply that it represent the market value due to the discount at which companies are traded with respect to this methodology.

III.2        Report of the independent valuator appointed by the Board of Directors: IM Trust

On October 24, 2012, the independent valuator IM Trust, appointed by the Board of Directors of Enersis, issued a report estimating the market value of the companies that Endesa Spain would contribute, stating that such contribution is equivalent to a participation in Enersis in the range of between 30.9% and 32.5% of its market capitalization, calculated prior to the capital increase, using the share price at which it is subscribed, which percentage on October 24 were the equivalent of USD 3,445 million and USD 3,621 million.

1 EV (enterprise value): value of the company

2 EBITDA: Earnings before interest, taxes, depreciation & amortization

The methodology used consisted of calculating a discounted cash flow of the assets to be contributed by Endesa Spain and Enersis, obtaining values of USD 4,709 million and USD 14,836 million respectively.  It therefore concluded that the value of the participations to be contributed is in the range of 30.9% to 32.5% of the value of Enersis.

III.3.       Report of the independent valuator appointed by the Directors’ Committee: Claro y Asociados

On October 24, 2012, the independent valuator Claro y Asociados, appointed by the Directors’ Committee of Enersis, issued a report that values the assets that Endesa Spain would contribute in the range of USD 3,870 million to USD 3,912 million.

This firm used two methodologies to arrive at this range: (i) the first consisted of calculating a discounted cash flow of the assets to be contributed by Endesa Spain and Enersis, obtaining values of USD 4,627 million and USD 13,231 million respectively.  The discounted cash flow value of Enersis was then compared with a market capitalization on October 22 and a discount of 19.58% was obtained.  This same discount was applied to the value of the assets to be contributed, concluding that the reference market value was USD 3,870 million; (ii) the second consisted of calculating the value of the contribution based on the multiple EV3/EBITDA4 of Enersis and applying the same multiple to the sum of the proportional EBITDAs to be contributed, obtaining a value of USD 3,912 million.

Finally CyA states that if these values are shown as percentages of the market capitalization of Enersis, a range of between 34.97% and 35.35% is obtained.

III.4.       Report of the Directors’ Committee

As I belong to the Directors’ Committee, my opinion is already included in its report.

IV.                DECLARATION ON THE CONVENIENCE OF THE OPERATION IN THE BEST INTEREST

As stated above, article 147 of the LSA states that the criteria for approving a transaction between related parties is that it contributes to the best interest and meets in price, terms and conditions those prevailing in the market at the time of its approval.

The acquisition of the participations of Endesa Spain could have been structured differently.  However, I will only refer in this report to the capital increase proposal received from Endesa Spain as it has been presented as the one option, not subject to modifications.

IV.1.      Contribution to the best interest

3 EV (enterprise value): value of the company

4 EBITDA: Earnings before interest, taxes, depreciation & amortization

In the light of the above and with the information available at this time, I declare for the purposes of article 147 of the LSA that for Enersis it would be positive from a strategic and business point of view to acquire the assets that Endesa Spain proposes to contribute, subject to this being done at a suitable transfer price, terms and conditions, a point I will refer to in the following section.  I therefore believe that the proposed transaction does contribute to the best interests insofar as the contribution of the participations is concerned.

I pass now to detail the principal reasons why I believe that the proposed transaction contributes to the best interest of Enersis, from a strategic and business perspective:

i.                    All the participations with a significant value within the contributed assets, except Piura (EEPSA), Yacylec and Central Dock Sud, relate to assets (i) in which Enersis already has a participation, (ii) that Enersis already manages from an operating point of view, and (iii) that Enersis already consolidates in its financial statements.  Piura is a thermal-generating unit in Peru which would permit Enersis to increase its presence in that market.  The situation is a little more complex in the case of Central Dock Sud, not because of the type of assets, as they are good-quality thermal generation units, but due to the present situation in Argentina. However, this should be reflected in the transfer price and not in the willingness to take a participation in this asset as, over and above the present situation, in the long term a company like Enersis, which aspires to being a regional leader in the energy industry, it should have a presence in Argentina, and in this context the assets of Central Dock Sud are important.

ii.                   The contribution of the assets in the Colombian companies would also permit Enersis to ensure their control and consolidation, possible today through a shareholders’ agreement in which Endesa Spain cedes its controller rights to Enersis, which  currently consolidates Codensa and Emgesa under an assignment made by Endesa Internacional, today Endesa Latinoamérica, S.A. (“ELA”), in favor of Enersis and Endesa Chile respectively, at no cost, of the right to appoint the majority of the directors of those companies, an assignment made for an indefinite period subject however to ELA being able to terminate the assignment unilaterally by giving prior notice to Enersis or Endesa Chile, as the case may be, at least three years prior to the desired termination date. The Colombian companies represented 25% of the Enersis’ EBITDA in 2011.

iii.                 The fact that neither Endesa Spain nor Enel S.p.A has any direct participation in South America (except for Enel Green Power) would consolidate Enersis as the only investment vehicle for the region. This point seems to me of particular relevance as it eliminates potential conflicts of interest between Enersis and its parent, which best permits facing growth opportunities in South America. This of course assumes that such commitment is formalized in a way to ensure its effectiveness.

iv.                 The contribution of the participations has the advantage that Enersis begins to receive benefits as soon as the contribution is made.

v.                  The cash resources that Enersis would receive would enable it to take advantage of market opportunities and maintain its leadership position in South America without any significant increase in its debt level.

vi.                 Enersis manages the vast majority of these assets but only receives part of the earnings. In 2011, just 43% of the earnings reported corresponded to the shareholders of Enersis and the remaining 57% corresponded to other shareholders. If this transaction were carried out, part of the earnings generated by the subsidiaries would reach Enersis directly, reducing the portion that is not currently received by Enersis. This is particularly relevant in the development of future projects as, by Enersis increasing its participation today in these companies, it could capture a larger part of the potential creation of value associated with the execution of projects in portfolio.

vii.               From an ownership structure point of view, Enersis currently has minority interests in many of its subsidiaries which give rise to complexity when analyzing it financially, both from a credit and a market valuation perspective. The proposed transaction would permit a one-time increase in the proportional participation of Enersis in these companies, thus significantly reducing the minority interest, which we believe is positive for Enersis.

viii.              The decrease in the minority interest could reduce the potential “group” discount that the market might be applying to Enersis.

ix.                 The proposed transaction would permit the achievement of this result, on a large scale, in one operation, comparing favorably with having to carry out multiple separate smaller transactions.

IV.2.              Market price and other terms and conditions

Given that, as mentioned in the previous section, the acquisition of the contributed assets would have positive effects for Enersis from a strategic point of view, the “market price” criteria appear sufficient to justify the transaction. Benchmark market prices generally correspond either to the take-over of companies that are not controlled or consolidated, or the purchase of financial minority shares in exchange-listed companies.

In this transaction, on the other hand, in which various assets of different kinds are acquired in just one operation, it is difficult to determine what the “market price” is if we take the same above-mentioned parameters.  It therefore seems prudent to consider the opinion of independent expert valuators, which qualification we believe both IM Trust and CyA meet.

I agree with the criteria of the reports of both valuators of linking the value or market price of the non-monetary contribution of Endesa Spain to the market capitalization of Enersis, as there is a relatively similar business between Enersis and the combination of the contributed assets, thus making Enersis itself a good basis for comparison with respect to Conosur.

It should be pointed out that it will be the duty of the shareholders at the respective extraordinary meeting to agree whether their pretensions are within the range set by the valuators.

The following is a summary of the estimated values or market prices made by IM Trust and CyA.

	Date	Value	Methodology
IM Trust	October 24, 2012	30.9% to 32.5% of the value of Enersis (USD 3,445 M to USD 3,621 M5)

Range of values resulting from the calculation of the discounted cash flow of Cono Sur adjusted for the relation between the market value of Enersis on October 23, 2012 and the discounted cash flow of Enersis calculated in a similar way.

Claro & Asociados	October 24, 2012	34.97% to 35.35% of the value of Enersis (USD 3,870 M to USD 3,912 M 6)

Range of values whose floor is determined through a discounted cash flow of Cono Sur adjusted for the relation between the market value of Enersis on October 23, 2012 and the discounted cash flow of Enersis calculated in a similar way. Its ceiling is calculated through the EV/EBITDA multiple of Enersis applied to the EBITDA that Cono Sur would contribute.

In addition, to contrast the values reached by the independent valuators, the following two tables are presented with valuations published by market analysts of reputable local and international stockbroker firms, both before the announcement of the transaction and afterwards.

Reports of analysts prior to the announcement of the capital increase:

Broker	Credit Suisse	IM Trust	Santander	G. Sachs	Citi
Reporting Date	02/16/2011	02/28/2012	04/09/2012	05/04/2012	07/05/2012	AVERAGE
Endesa Brasil
Ampla	2,339	1,345	1,516	1,745	2,204	1,830
Fortaleza	856	866	665	587	1,059	807
Cachoeira	1,055	1,067	1,419	1,267	1,778	1,317
Cien		620	1,160	502	603	721
Coelce	1,963	1,334	1,057	1,846	2,111	1,662
Edesur	138	(207)	110	(367)	(115)	(88)
Emgesa	4,278	5,523	4,828	4,008	3,942	4,516
Codensa	4,756	4,405	3,315	5,070	4,050	4,319
Edelnor	1,324	1,344	1,193	907	746	1,103
Piura (EEPSA)
Others
TOTAL ADJUSTED BY PARTICIPATION	3,773	3,809	3,551	3,676	3,822	3,726

Does not include reports of Morgan Stanley of July 11, 2012 or of JPMorgan of April 28, 2011 as the first does not make a sum of the parts and the second contains few companies of Cono Sur.

5 Reference value as of October 23, 2012

6Reference value as of October 23, 2012

Reports of analysts after the announcement of the capital increase:

Broker	Citi	Citi	BofA	Credit Suisse	Itau	Santander	Larraín Vial
Reporting Date	09/27/2012	07/26/2012	07/27/2012	07/26/2012	09/06/2012	08/02/2012	07/30/2012	AVERAGE
Endesa Brasil				45		43		44
Ampla	2.161	2.204	1.408	1.857	2.726	1.519	214	1.727
Fortaleza	871	1.059	527	594	549	665		711
Cachoeira	1.249	1.778	1.418	1.708	1.581	1.419	534	1.384
Cien	310	603	579	532	494	1.162		613
Coelce	2.417	2.111	1.463	2.208	3.240	1.510	361	1.902
Edesur	(307)	(115)	117	257	0	110	(25)	5
Emgesa	4.907	3.942	5.155	6.684		4.827	833	4.391
Codensa	4.205	4.050	3.263	5.154	3.532	3.318	951	3.496
Edelnor	758	746	1.068	1.401	928	1.194	192	898
Piura (EEPSA)	266							266
Others	164		92				564	273
TOTAL ADJUSTED BY PARTICIPATION	4.233	3.822	3.511	4.618		3.622	3.624	3.905

i.        Price

I share the conclusion of both independent valuators with reference to linking the market value of Conosur to the market value of Enersis, where the ratio should be 1:1, i.e.  The same discount should be applied to Conosur to that which the market applies to Enersis.

The market value of Conosur should be the midpoint between 30.9% and 32.5%, i.e. 31.7% of the market value of Enersis. Regarding what Enersis share market price to use to express these percentages in an amount of money, I consider a range of between Ch$ 164.8 per share (the closing price on the date of this report) and Ch$ 183.3 per share (the share price prior to the announcement of the Operation, i.e. Ch$ 187 per share less 2%), which gives a range of value of Conosur of between USD 3,538 million and USD 3,935 million, using an exchange rate of Ch$482/USD.

As the share price that determines the floor of the range was fixed as a function of the Enersis share price as of the date of this report, this price should be adjusted according to the variation in the Enersis share price and future exchange rates, for the reasons given above.

The following shows the estimated results according to the different methodologies:

Figures in USD million	IM Trust	CyA	E. Walker
DCF	4,709	4,627	4,862
Comparable company multiples	4,165	4,179
Comparable transaction multiples		4,914
Market analyst consensus	3,827
Valuation at Ch$162 per share 7	3,533	3,891
Valuation at Ch$187 per share	4,074	4,491 8

Source: Respective reports. Note: values in estimated USD according to exchange rate of each report

8 Value implicit in the report of CyA

ii.       Other terms and conditions

Regarding the other terms and conditions, I note that, in order to adjust to terms and conditions prevailing in the market, the contribution of Conosur should be governed by one or more contracts between Enersis and Endesa Spain that contemplate at least the following elements:

a)      Usual declarations and warranties for company acquisition transactions with respect to those companies in which Enersis has no current shareholding, e.g. Piura, Yacylec and Central Dock Sud, and an indemnity should such declarations and warranties prove to be incorrect.

b)     An express commitment by Endesa Spain and Enel that Enersis is going to be the sole investment vehicle in South America of both companies in conventional energies, with the exception of that which Enel already has through its subsidiary Enel Green Power.

c)      A commitment to maintain Enersis free from all possible taxation contingencies deriving from the structure of the transaction.

In addition, I should point out that, while a possible mechanism of conditionality of the capital increase has been considered (such as the share subscription not resulting in Endesa Spain exceeding its limit of 65% as established in the Company’s bylaws), the final terms of such conditionality are not known at this time.

There are two important elements not known at this time like the mechanism for setting the subscription price of the new shares to be issued and potential discounts, if any, to be applied in determining such price, matters that should be resolved by the shareholders at the respective meeting.

IV.3        Use of the proceeds

This point is especially difficult to analyze since it requires the anticipation of future events that do not depend on Enersis. However, we can estimate the following based on the information available today:

i.                    Enersis has investment opportunities of a strategic nature of significant amounts in the short and medium term.  For reasons of confidentiality and precisely to protect the best interest, these have to be kept confidential.

ii.                   Each of these growth opportunities has to be analyzed and approved by the Board of Directors of Enersis, in detail, on their own merit and at the time the investment is made, approving just those believed to be beneficial for the Company, so there is the risk, outside the control of Enersis, that they are not carried out.

iii.                 Over and above determining whether there are sufficient potential investments, therefore it seems relevant to analyze what would be impact on Enersis of maintaining excess cash over a greater-than-expected time.

Of the three uses of proceeds identified by Endesa Spain in its presentations, these merit the following comments:

                    i.          Purchase of ashres in companies which Enersis already consolidates

-          Having additional funds would enable Enersis to start a systematic process of buying these shares which, if carried out on satisfactory economic terms, would be a positive contribution for Enersis for the reasons mentioned above.

-          However, the size and timing of these investments depends on the willingness to sell of those currently holding such shares, so there is no certainty that these can be carried out.

-          IM Trust believes that the use of proceeds associated with purchase of shares in subsidiaries of Enersis could be between USD 1,764 million and USD 1,898 million.

                   ii.          Strategic acquisitions in the region

-          Due to its size, geographical diversification and composition of its asset base, Enersis is in a privileged position to be an important player in a process of regional consolidation of the electricity industry, which has been very active in recent times, with operations like CPFL in renewable energies in Brazil, Iberdrola in the purchase of Elektro for over USD 5 billion, and others.

-          As in the case of the purchase of participations, the magnitude and timing of these operations depend on factors that Enersis does not control, so there is no certainty that these will be carried out, at least over a defined time horizon.

-          In the current financial context, having funds to quickly take advantage of strategic opportunities is a competitive advantage. Betting on when to make a significant acquisition without the available resources (or those obtainable at reasonable cost) carries an important risk.

                 iii.          Development of new projects

-          As the new projects are developed in the subsidiaries and not directly by Enersis, the use of proceeds of an Enersis capital increase associated with new projects assumes that Enersis passes these funds to the respective subsidiary, whether as a capital contribution or inter-company loans. Both alternatives seem viable to me.

-          In this context, also to be considered are not only the projects to be developed but the capital structure of each of the subsidiaries that are going to carry out these projects and their possible sources of funds.

-          Considering its subsidiaries, Enersis currently has an ample pipeline of investment projects in different stages of development, which include not only those that have been announced. However, we are unaware of any unsatisfied financing need.

The following can therefore be concluded with respect to the in money contribution that the proposed capital increase implies:

-          It is difficult to determine a priori the amount and timing in which the proceeds of the capital increase might be used as this depends on the willingness to sell of third parties and the economic terms on which such negotiations are concluded.

-          Nevertheless, it is reasonable to conclude that Enersis could use an important part of the new funds generated in the purchase of shares in companies in which Enersis already participates.

-          On the other hand, having fresh funds today significantly reduces the risk of completing the operation as there is a certainty that the plan can be financed regardless of external factors like possible new financial crises, credit restrictions or even the financial position of the parent company, without affecting the distribution of dividends to shareholders.

-          There is no certainty that all the funds generated are going to be invested in the short or medium term, with the risk that Enersis might remain with excess cash for a time.

-          As the money would be invested temporarily in low-risk negotiable instruments, this implies that the return on these resources will be lower than the average that Enersis obtains on its operating assets. While this should not result in a loss of value for Enersis, as the return obtained on these funds is appropriate for the risk of the investment, it could change the risk/return profile in the medium term.  However, I believe that having funds today significantly reduces the risk of completing an expansion plan as proposed (acquisition of minority shares and inorganic growth) as there is a certainty that the plan can be financed regardless of external factors like possible new financial crises, credit restrictions or even the financial position of the parent company, without affecting the distribution of dividends to shareholders.

-          Using the same assumptions of the valuation of Conosur, the purchase of minority shares alone makes the operation accretive.  In addition, Enersis has shown it has the capacity to make investments that produce the corresponding returns.

-          The reports of both independent valuators include estimates of the impact on Enersis, in terms of earnings per share, using different assumptions both of the number of shares issued and the amount and timing of the new resources obtained, of maintaining excess cash.  In the report of IM Trust, pages 61 and 62, as well as pages 58 and 59 of CyA’s report, a detailed analysis is made of the impact of potential excess cash.

-          As can be appreciated from these estimates, the maintenance of excess cash without its investment in assets that generate a return in line with the present average return of Enersis brings the risk of a reduction in earnings per share of Enersis.

-          On the other hand, the timely investment of these resources can lead to an increase in earnings per share of Enersis.

IV.4.      Conclusions

A transaction of this kind could be structured in different ways but the capital increase proposal received from Endesa Spain has been presented as a whole and not subject to modifications. Therefore, even though making an individual analysis of its different components, this Committee will pronounce on the transaction on the terms that have been presented and not others.

Having said this, it is concluded that:

-          In my opinion, it would be positive for Enersis from a strategic and business point of view to acquire the assets that Endesa Spain proposes to contribute, subject to this being done at an appropriate transfer price, terms and conditions.

-          Regarding the value of the contribution of the assets, given the specific nature of the proposed transaction, it seems reasonable to consider the different sources that have estimated a range of value or market price for the shares and among these especially the estimate of range of value or market price based on the value of the market capitalization of Enersis, made by the independent valuators chosen by the Board of Directors and by the Committee as these were selected as such for their independence and have access to detailed information about Conosur.

In my opinion, the range of values on market conditions should be situated approximately between USD 3,538 million and USD 3.935 million.  It should be noted that these values refer to market prices of Enersis which are obtained from certain share prices and exchange rates.

-          Regarding the in cash contribution in cash and its possible use, it is difficult to pronounce on this point today as these effects are going to depend finally on identified investment opportunities being carried out, which do not exclusively depend on Enersis, or on new opportunities arising.  However, the Company’s solid track record in carrying out its expansion plans and the existence of opportunities in the region could lead one to think that it will be able to find and carry out investment opportunities and expansion.  This is demonstrated by the more than USD 700 million invested in expansion between 2009 and 2011 in Brazil, Colombia and Peru, and the solid history of international growth that has enabled Enersis to be a leading player on the countries where it operates.

-          What can be concluded with respect to this last point, in a scenario of possible credit restrictions, is that having the resources for taking advantage of the opportunities that may arise is a competitive advantage that can increase the probability of success of an investment plan.  This benefit should be weighed against the cost to Enersis of the negative “carry” associated with this cash during the time it remains un-invested, and the opportunity cost for the minority shareholders of Enersis.

-          Finally, this transaction consolidates Enersis as the investment vehicle of Endesa Spain and Enel S.p.A for the region (except for Enel Green Power). This supposes that this commitment should be formalized in order to ensure its effectiveness over the long term.

-          For these reasons, the incorporation of the participations does contribute to the best interest.

Hernán Somerville Director Enersis S.A.

Appendix 1: Summarized description of the assets to be contributed

Argentina

a.       Edesur

Edesur is the second largest distribution company in Argentina in terms of energy purchases, after Edenor, an unrelated company. Edesur operates in a concession area of 3,309 square kilometers and distributes electricity in the center-south part of the metropolitan area of the greater Buenos Aires. It provides services to the principal business district of Buenos Aires and various residential areas of the south of the city. As of December 31, 2011, Edesur distributed energy to 2.4 million customers. Residential, commercial, industrial and other customers, mainly public and municipal, represented 42%, 26%, 8% and 24% respectively of Edesur’s total energy sales.

b.      Yacylec

The Yacylec transmission system comprises:

-          Three 500 kV transmission lines, each 4 km in length, from the Yacyretá hydroelectric power plant to the "Rincón de Santa María” transformer station.

-          "Rincón de Santa María” transformer station of 500 kV in the province of Corrientes

-          500 kV transmission line, 269 km in length, from the "Rincón de Santa María" transformer station to the "Resistencia” transformer station. Expansion of the "Resistencia" transformer station in the province of Chaco

-          Communications system

c.       Cemsa

The principal business of Endesa CEMSA is the wholesale purchase and sale of electricity produced by third parties and consumed by third parties, including the import and export of electricity and the trading of royalties, plus the provision of related services, all acting for its own account and/or mandated and/or on behalf of third parties and/or associated with third parties; trading in natural gas and/or its transportation, including the import and export of natural gas and the trading of royalties and natural gas, all acting for its own account and/or on behalf of third parties and/or associated with third parties, and trading of fuel oil.

Endesa CEMSA has signed agreements with Argentine electricity power plants as a back-up to supply contracts. The generating power plants that back up the electricity supply contracts of Endesa CEMSA are: Central Costanera S.A., Central Térmica Dock Sud S.A., Centrales Térmicas del Noroeste Argentino and Hidroeléctrica El Chocón S.A.

d.      Dock Sud

In the generation business, Endesa Spain has a controlling interest of 69.99 % in Central Dock Sud, an installation that has two groups with a combined capacity of 870 MW.

Central Dock Sud has 4 gas turbines and a steam turbine. The combination of two of the gas turbines and the steam turbine make up a combined cycle.

The investments in the Central Dock Sud project were made mainly prior to 2001 when the combined cycle started operating, designed to supply the electricity needs of the Argentine electricity grid and to use any potential idle capacity for export to neighboring countries.

Brazil

a.      Ampla

This is the second largest electricity distribution company in the state of Río de Janeiro in terms of number of customers and annual energy sales. Ampla is mainly dedicated to the distribution of electricity to 66 municipalities in the state and serves 2.6 million customers in a concession area of 32,615 square kilometers, with an estimated population of 8 million. As of December 2011, residential, commercial, industrial and other customers represented 38%, 18%, 12% and 32% respectively of the total sales of Ampla, of 10,223 GWh.

b.      Coelce

Coelce is the only electricity distributor in the state of Ceará, in the north-east of Brazil. As of the close of December 2011, it serves 3.2 million customers in a concession area of 148,825 square kilometers. Coelce’s sales in 2011 were 8,970 GWh. At the end of 2011, residential, commercial, industrial and other customers represented 34%, 19%, 14% and 33% respectively of Coelce’s total energy sales.

c.       Endesa Brasil

Endesa Brasil was formed in 2005 to administer all the generation, transmission and distribution assets that Endesa Latinoamérica, a subsidiary of Endesa Spain, had, together with Enersis, Endesa Chile and Chilectra, in Brazil.

d.      Fortaleza

Located in the municipality of Caucaia, 50 kilometers from the capital of the state of Ceará, Fortaleza is a 322 MW combined-cycle plant which uses natural gas, with a generating capacity for meeting a third of the energy requirements of Ceará, with a population of 8.2 million.

a.      Cachoeira

Located in the state of Goias, 240 kilometers to the south of Goiania, Cachoeira is a hyfro run-of-the-river plant using the flows of the Paranaiba river, with 10 generating units totaling 665 MW of installed capacity. Cachoeira started operations in 1997.

b.      Cien

Compañía de Interconexión Energética S.A. (CIEN) is a Brazilian energy transmission company. It has two frequency conversion stations, Garabi I and Garabi II, which convert in both directions the frequencies of Brazil (60 Hertz) and Argentina (50 Hertz), and the transmission lines. On the Argentine side, they are managed by two subsidiaries: Compañía de Transmisión del Mercosur S.A. (CTM) and Transportadora de Energía S.A. (TESA), in which Cien is a 99.99% shareholder. The interconnection system consists of two transmission lines with a total length of 1,000 kilometers, and the Garabi conversion station.

Chile

a.      San Isidro

This company initially wholly-owned by Endesa Chile, was incorporated in Chile in 1996 to build and operate a 379 MW combined-cycle thermal plant of in Quillota, in the Valparaíso region. The plant began its commercial operations in 1998. A 220 kV transmission line of 9-kilometer was built to connect this thermal plant to the SIC(the Chilean central interconnected electric system). This transmission system is managed by Transmisora Eléctrica de Quillota Ltda (Transquilota) in which San Isidro has a 50% interest. The merger of Pangue into San Isidro resulted in a percentage of its ownership being held indirectly by Endesa Spain.

b.      Pangue

Pangue is located in the Biobío region, 100 km to the east of Los Angeles. Its installed capacity of 467 MW is reservoir hydroelectric, using the flows of the Biobío river. Enersis has a 57% interest.

The company’s net energy generation in 2011 was 1,713 GWh and its energy sales were 1,798 GWh.

Pangue was merged into San Isidro in the first half of 2012.

Colombia

a.      Codensa

Codensa is a Colombian electricity distribution company with a concession area of 18,217 square kilometers in Bogotá and another 96 municipalities in the department of Cundinamarca, Tolima and Boyacá, serving approximately 2.6 million customers.

b.      Emgesa

Emgesa has an installed generating capacity of 2,914 MW of which 85% are hydroelectric power plants and the remaining to thermoelectric power plants. In September 2007 Central Hidroeléctrica Betania ESP and Emgesa S.A. ESP were merged into Betania, adopting the name of Emgesa S.A. ESP.

c.       Empresa de Energía de Cundinamarca S.A (EEC)

This is a company dedicated to the trading and distribution of energy in the department of Cundinamarca. It has a customer base of 247 thousand with sales of 622 GWh in 2011

Peru

a.      Edelnor

This is a Peruvian distribution company which operates in a concession area of 2,440 square kilometers. It has an exclusive concession to distribute electricity in the northern part of the Lima metropolitan area, covering the departments of Huaral, Huaura, Barranca and Oyón, and an adjoining province in Callao. It was distributing electricity to around 1.1 million customers at the end of 2011.

b.      Piura

Empresa Eléctrica de Piura (Eepsa), with 133 MW, is an electricity-generating company with two thermal plants, Malacas and Malacas 2, located in the province of Talara-Piura, which operates with local natural gas.

Piura is working on the construction of an open-cycle thermal power plant of 200 MW, called Reserva Fría. It is expected to be ready for generation in March 2013

DISCLAIMMER: THE ENGLISH VERSION OF THIS OPINION WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY MR. EUGENIO TIRONI.

                                                                                                                             Santiago, October 30, 2012

Shareholders of Enersis S.A.

SANTIAGO

Re: Pronouncement about Enersis S.A.’s Capital Increase

As Director of the publicly held limited liability stock company Enersis S.A. (hereinafter referred to as either “Enersis” or “the Company”), an investment company, with domicile in the Republic of Chile and registered with the Superintendence of Securities and Insurance (SVS) of that country under No. 175/1983, I hereby issue my individual pronouncement regarding Enersis S.A.’s capital increase (“the Operation”) currently in progress, in the following terms and considerations:

1. BACKGROUND INFORMATION

1.   On June 18, 2012, Enersis S.A.’s controlling shareholder, Endesa S.A. (Endesa Spain), sent a letter to the Chairman of the Enersis S.A.’s Board of Directors requesting that the Board consider the feasibility of a capital increase in Enersis S.A.  According to this letter and the information given verbally by the controlling shareholder, the capital increase would be carried out under the following terms:

a.      Endesa S.A. would contribute to Enersis S.A. all of the capital issued of the Spanish corporation Cono Sur Participaciones S.L. (“Cono Sur”), which has no liabilities and whose only assets would be all of the equity interests that the Endesa Spain Group has in South America and that are different from those held directly or indirectly by Enersis S.A. These stakes are detailed in the Appendix to this document.

b.     The other Enersis shareholders may participate in the capital increase, paying their contribution in cash.

a.        If the proposed Operation is approved, Enersis S.A. will use the entire amount of the capital increase to make new investments in its line of business in Latin America.

b.       If the capital increase is approved, no changes will be made to the Company’s dividend distribution policy in order to transfer earnings to shareholders.

c.        If the capital increase is approved, Enersis S.A. will be the only investment vehicle used by Endesa S.A. and Enel S.A. in Latin America, except for Enel Green Power.

1.       At its meeting held on June 22, 2012, the Board of Directors was informed of this letter from the controlling shareholder and proceeded, as required by law, to act following the procedures indicated in Articles 15 and 67 of the Chilean Corporate Act (“LSA”in its Spanish acronym from Ley de Sociedades Anónimas). Consequently, the Board deemed that, according to Article 15 of the LSA, an expert should be appointed to appraise the value of the non-monetary contributions that the controlling shareholder offers to participate in the capital increase. This expert must be qualified and independent, must be necessarily a natural person, and must be responsible, civilly and criminally, for the report he issues, which must be available at the Shareholders’ Meeting called to consider the capital increase.

2.       At the same June 22, 2012 meeting, the Board analysed a list of professionals who have excelled as expert appraisers in this type of operations, and unanimously approved Director Rafael Fernández’s proposal to place Mr. Eduardo Walker at the head of the list of preferred experts; Mr. Walker accepted the appointment. He earned a degree in Business Administration from the Catholic University of Chile and holds a Ph.D. in Business Administration, with a major in Finance from the University of Berkeley, California, in the United States. Special consideration was given to the fact that Mr. Walker was a tenured full time at the Catholic University of Chile, a member of the Technical Investment Council of the Chilean social security system, a member of the Chilean Finance Ministry’s Financial Advisory Council, Director of the Catholic University’s Corporate Governance Center, and a member Oversight Committees for three investment funds. At the same June 22, 2012 meeting, the Board authorized the management to hire an investment bank in order to advise Enersis S.A. in this evaluation process, placing Deutsche Bank at the head of the list; this bank was hired for this purpose.

3.       On August 3, 2012, the SVS issued an administrative interpretation in Official Letter No. 18,684, in which it considers that Enersis’ capital increase currently in process must also be governed by the regulations contained in Title XVI of the same law. To support this, the SVS deemed that the capital increase proposed by the controlling shareholder should be treated as an Operation among related parties.

4.       On August 6, 2012, in agreement 68/12, despite its disagreement with the SVS’s interpretation as evidenced in the minutes of the meetings and, particularly, in the response it issued to SVS Official Letter No. 18,684, the Enersis Board of Directors decided to abide by this letter in order to continue with the Operation already in process and to avoid the negative consequences that could arise for the Company if the Operation were interrupted.

5.       Title XVI of the LSA, in Article 147 No. 5, states that every Director of a publicly held corporation that is involved in an Operation between related parties must issue an opinion on whether the Operation is in the company’s interest and make that opinion available to the shareholders; my opinion is presented below.

II. DECLARATIONS ON STATUS AS DIRECTOR OF ENERSIS S.A. AND RELATIONSHIP WITH THE CONTROLLING SHAREHOLDER

1.    I declare that I have been a Director of Enersis S.A. since April 2, 2001, and that at the Company’s last Ordinary Shareholders’ Meeting, held on April 22, 2010, at which the entire Board of Directors was renewed, I was designated as Director with the votes of the controlling shareholder, Endesa Latinoamérica S.A. I also declare that these votes were a determining factor in my being elected Director.

2.    I declare that I have an interest in the Operation according to the SVS’s administrative interpretation as stated in Section III.1 of Ordinary Letter No. 21,001 of August 29, 2012, which applied to this Operation its resolution contained in Letter No. 9,914 of April 18, 2012, addressed to the company Enjoy S.A. This declaration of interest was formally reiterated to the Company at the Board of Directors Meeting held on September 5, 2012.

3.    I declare that, through Inversiones El Canelo S.A., I own a total of 16,550 shares in the CFIMRV fund, which has a total of 2,100,685 shares issued. This fund, in turn, owns 16,250,000 shares of Enersis S.A. and 3,110,000 shares of Endesa Chile S.A., which amounts to 4% of the total fund. I have no influence in the investment decisions of this fund, either directly or indirectly.

III.    ACTIONS TAKEN BY THE DIRECTORS AND DECISIONS MADE BY THE BOARD OF DIRECTORS THAT HAVE A BEARING ON THE ANALYSIS OF THIS OPERATION

1.    The Operation proposed by the controlling shareholder has been rigorously analysed by the Company’s Board of Directors. I believe that the Board has acted with dedication and diligence, for the sole purpose of protecting the company’s interests and, to the best of its knowledge, in compliance with the laws governing this type of operation.

2.    I, the undersigned, supported the decision taken in the Board Meeting held on June 22, 2012 to guide this Operation as stipulated in Articles 15 and 67 of the LSA. I would like to leave on record that the majority of the Board members approved this decision after analysing the recommendations of its legal advisors and the regulations as applied to similar cases in the recent past; no arguments or evidence that would lead to choosing another course of action were presented at that time.

3.    Several market players have disagreed with the decision of the Board mentioned above and have asked that the SVS intervene, which is perfectly legitimate. The same can be said of the SVS’s prompt action, which took charge of the controversy in Official Letter No. 21,001 of 9 August 2012, mentioned above, which instructed that the Operation must comply with the stipulations of Title XVI of the LSA. Considering the interests of the Company, the Enersis Board decided to accept the SVS’s interpretation and to continue with the Operation proposed by the controlling shareholder, adjusting the procedures of the Operation to the terms of Title XVI.

4.   In an August 8, 2012 letter addressed to the Chairman of Enersis, the Chairman of Endesa S.A., Mr. Borja Prado, declared the controlling company’s support for the decision taken by the Enersis S.A. Board to “maintain the capital increase proposal” under the terms stated in SVS’s Official Letter No. 18,684. Subsequently, in a letter dated July 30, 2012, and signed by Endesa S.A. executives Paolo Bondi and Borja Acha, Endesa formally ratified:

a.    That Enersis S.A. will become the Group’s only “vehicle for investment”;

b.    That “the funds obtained through the capital increase will be used to carry out projects in Latin America”;

c.    That, “contrary to what has been published in some media, the purpose of the Operation is not to obtain funds to be distributed immediately as dividends or to repay shareholders’ contributions”.

5.   The above information is needed to understand that the Company has followed a transparent process that complies with the legal and administrative regulations of Chile, with no incidents that can be considered to be anything other than natural legal differences of opinion.

6.    Following the instructions of the SVS, the Board proceeded to hire an independent valuator. I would like to leave on record that:

a.    The Board’s selection of an independent valuator was professionally done. It searched for the most highly qualified and independent appraiser, studied different options and unanimously selected the individual that most closely matched SVS requirements.

b.    The function of valuator is different from that of appraiser, as stated correctly in the Directors’ Committee Report (p. 2).

7.    The procedure indicated by the SVS in its Official Letter No. 21,001 of August 29, 2012, has allowed for a more extensive analysis of the Operation in at least two respects:

a.    It has facilitated a new analysis by each Director of the proposed Operation and its effect on the Company, as we are required to issue an individual, well-grounded opinion as to its advisability in terms of the Company’s interests and whether it is in line with the prices, terms and conditions prevailing on the market. This is in line with the sound doctrine of strengthening the role of the Board of Directors as an independent body from the shareholders, whether majority or minority, with the sole responsibility of watching out for the interests of the Company and mediating, if necessary, between the varied and sometimes contradictory interests of the shareholders.

b.    It has made studies done by independent valuators available to the Directors and to the Board. Unlike the expert appraiser’s report, which covers only the study and appraisal of the value of the package of companies that would comprise the non-monetary contribution of the controlling shareholder, the law provides that the independent evaluation must make a pronouncement on the conditions of the Operation and the effects and potential impact on Enersis; that is, it must assess the transaction as a whole to determine whether it actually contributes to the Company’s interests and is in line with market prices, terms and conditions.

c.    The foregoing will certainly contribute to a more balanced assessment of the Operation by the market and will allay the concerns that have arisen due to the fact that the Operation was proposed by the controlling shareholder.

IV. DECLARATIONS ON THE REPORTS RECEIVED

 IV.1. Report from Expert Appraiser Mr. Eduardo Walker

1.      Mr. Walker submitted his report to the Board at its July 25, 2012 meeting. At that time, the expert appraiser left on record:

a.   his complete independence from the Company that would make the non-monetary contribution, from the recipient of the contributions and from the economic groups to which they belong, as well as from the external auditors and intermediaries taking part in the Operation;

b.   that he had thoroughly complied with the requirements and criteria for appraisal reports previously set forth in SVS Bulletin No. 1,698, including the methodology, details of the parameters used as reference, a detailed account of the assets and liabilities and the values assigned;

c.   that he had had access to all of the necessary information, including financial statements, projections for key variables made by Enersis and the companies valued, details of assets and liabilities with related companies, a summary of the companies’ main contracts with third parties, and information on the regulations currently in force for the industry.

2.   Using his own methodology and the information he had available, which came from the companies being valued, at the July 25, 2012 meeting, the expert appraiser reported to the Board that, in his opinion, the stakes that would be contributed to Enersis S.A. by the controlling shareholder were worth USD 4,862 million as of June 30, 2012. This means that the capital increase, considering 100% subscription and maintaining the current stakes, would be worth USD 8,020 million.

3. After a prima facie study, the Board deemed that Mr. Walker’s report complied with SVS requirements and applicable legislation. It also considered that it should not discuss the content of the report, or approve or reject its conclusions or valuation, since, according to Article 67, No. 6 of the LSA, this may only be done at the Shareholders’ Meeting. Therefore, the Board unanimously agreed to issue a Significant Event and make the appraisal report available to all shareholders so that they could evaluate it at an Extraordinary Shareholders’ Meeting to be held on September 13, 2012 in order to approve or reject a capital increase up to the equivalent of the amount stated in the appraisal report.

4. Due to the SVS’s subsequent statements in its Official Letter No. 18,684 of August 3, 2012, the Board adapted the capital increase Operation proposed by the controlling shareholder to meet the requirements of Articles 15 and 67, and Title XVI of the LSA. This required each Director to issue an opinion including a summary of the appraisal report, an indication of what he analysed, the methodology he used, an analysis of his conclusions, and the disagreement or agreement with each conclusion. In this respect, I would like to affirm the following:

a.    The general methodology used by the expert appraiser consisted of assigning a value to the sum of the parts of the stakes to be contributed in the Operation. It determined the value of the productive companies’ equity using the DCF approach (discounted cash flow). Then, based on the information publicly available, expert appraiser Mr. Walker verified the orders of magnitude of the values obtained compared with the value of other companies in similar industries, primarily through the use of multiples, and financial and operating ratios. In some cases, holding companies were valued using the present value of their cash flows not generated from their investments in productive companies minus the net cash debt. In other cases, their assets, liabilities, expense levels, and possible contingencies were analysed.

b.    The expert’s appraisal report is based on an analysis of the Operation for each company included, contrasting their consistency in the market context in which they operate, and excluding from the analysis these assets’ relation with the value of Enersis S.A. As will be seen below, and as the press has stated in recent days, using the same basis, Mr. Walker’s valuation does not differ greatly from those performed by the independent valuators before they applied market value restatement.

c.    The Board had no contact whatsoever with Mr. Walker while he carried out his appraisal, and the members of this body had no knowledge of the results of his report at the time he submitted it.

5. It should be left on record that, in special meeting 12/2012 held on September 5, 2012, the Board agreed not to request an additional appraisal since, as of the date the report was issued, no macroeconomic, regulatory or operational changes had occurred that warranted another appraisal.

IV.2. Report from the Independent Evaluator Appointed by the Board of Directors: IM Trust

1. The methodology used to determine whether the proposed Operation is in line with the prevailing market price, terms and conditions included:

a. Discounted cash flows (DCF) at a company level

b. A market multiples analysis of comparable companies

c. A market consensus analysis

2. The methodology used to determine whether the proposed Operation is in line with market price, terms and conditions is based on the following criteria:

a. Enersis is the company most comparable with Cono Sur because it has similar business and market exposure, they are managed by the same administration and because Cono Sur is paid with Enersis shares;

b. Cono Sur’s market valuation must be consistent in relative terms with the valuation of Enersis;

c. The above valuation establishes a range for the percentage Cono Sur represents in Enersis’ market capitalization;

d. The Cono Sur’s DCF value is adjusted according to the premium/discount implicit in the price at which Enersis’ capital increase takes place with respect to Enersis’ DCF value:

i.     If Enersis’ DCF is calculated at USD 14,836 million and the stock market value of Enersis used is that on the day that the potential transaction was announced, the discount is 13.5%;

ii.    If the October 23, 2012 stock market value of Enersis used, the discount is 25.0%;

e. The same discounts are applied to the DCF of the USD 4,709 million stakes to obtain their implicit market value of USD 3,445 million – USD 3,621 million.

3.    Based on the above, the value of Cono Sur’s stakes represents 30.9% to 32.5% of Enersis’ stock market value.

4.    Regarding the use of funds, it involves the purchase of minority shareholders and the remainder is kept in cash, yielding an annual 1% before taxes.

5.    In conclusion, the operation makes sense strategically and would be in the interest of Enersis and its shareholders, but it does not justify paying premiums above the market value.

6.    Regarding the conclusions of the report issued by IM Trust, the independent valuator, my opinion is as follows:

a.    I agree that the proposed Operation “makes sense strategically” and that, in general, it will have “positive effects” for the Company.

b.    The fact that all of these assets will be placed within Enersis, a company whose corporate governance and qualified administration will be able to manage the assets well, results in synergy that must not be underestimated.

c.     Notwithstanding the above, I agree that “paying a premium” for the assets to be contributed by the controlling shareholder (Cono Sur) is not justified.

d.    I agree that taking ownership of assets known and managed by Enersis, most of which are located in countries where contributions to Enersis have increased most in the last two years and that constitute the company’s target markets, offers “business matching”.

e.  I agree that the proposed Operation would allow for eliminating a potential conflict of interest between the controlling shareholder and Enersis, as observed by analysts and regulators.

f.   I agree that the Operation “strengthens Enersis’ capital structure to handle possible opportunities for significant growth” in one of the world’s most dynamic electricity markets.

g.   Although Enersis “has today a sound financial position and access to the capital market and banking”, its strengthening makes it less vulnerable to the world’s economic volatilities and better able to take advantage of opportunities.

h.    I agree that the Operation “could increase the liquidity of Enersis shares”, which at least strengthens it as a large-cap company.

i.       I believe that, from Enersis S.A.’s point of view, the Operation adds value to it as it simplifies, however slightly, the Company’s structure and network of subsidiaries.

IV.3. Report from the Independent Evaluator appointed by the Directors’ Committee: Claro y Asociados

1. The methodology used to determine whether the proposed Operation is in line with prevailing market price, terms and conditions used two different approaches: Enersis’ DCF vs. the stock market value and the EV/EBITDA multiple:

a. Enersis’ DCF vs. the stock market value:

i. values Enersis as the sum of parts, building a DCF for each component of the Company; this value is compared with Enersis’ stock market value, from which a 19.65% deduction is made.

ii.   The same deduction is applied to the DCF corresponding to Cono Sur stakes in order to obtain the market value.

iii.  The stakes’ DCF is USD 4,627 million; after applying the 19.65% deduction, a market value of USD 3,870 million is obtained.

iv. The above is used to determine what percentage the stakes should be of Enersis’ market capitalization; the figure reached is 34.97%.

b. EV/EBITDA multiple:

i.      An EBITDA multiple of 5.64 times was obtained for Enersis over the last 12 months (Bloomberg).

ii.     This multiple is multiplied by the sum of the stakes’ EBITDA, which gives a value of USD 3,912 million.

iii.    The above is used to determine what percentage the stakes should be of Enersis’ market capitalization; the figure reached is 35.35%.

  The final result establishes a range of USD 3,870 million to USD 3,912 million for the market value of the stakes and presents the values as a percentage of the value market capitalization ranging from 34.97% to 35.35%.
  In analysing resource use, Claro y Asociados includes three potential uses: (i) greenfield projects, (ii) minority stake purchases, and (iii) M&A opportunities. Based on the information provided by Enersis, it has determined that a total of USD +/-5,200 million in resources may be used, of which USD 3,300 million would be in minority stake purchases and M&A. In addition, it was noted that there is a project portfolio of USD 22,000 million, with projects that are not included in the valuation due to their high degree of uncertainty.
  The independent valuator concludes that the transaction is a strategic opportunity for the Company to increase its stakeholding in subsidiaries in the region and to eliminate permanently the Company’s conflict of interest with its controlling shareholder. As long as the transaction is executed on fair terms of exchange and there is no extraordinary dividend distributed to the controlling shareholder, the transaction would be positive for all the shareholders.
  My opinion on the conclusions reached in the Claro y Asociados report is the following:

a.    I agree that the Operation is “a strategic opportunity” since it allows for “increasing the stake held in a set of important subsidiaries in the region”.

b.    I agree that the Operation “could permanently eliminate the conflict of interest existing between the Company and its controlling shareholder regarding future business in Latin America.”

c.    I agree that the foregoing presumes that there is “a robust agreement between Enersis and Endesa S.A., which guarantees this”, and which must be incorporated into the Operation.

d.    I agree with the need to incorporate into the Operation the formalization of the commitment that Endesa S.A. has already made regarding the “non-distribution of extraordinary dividends or other forms of distribution to the controlling shareholder” for the same reasons as in the previous point.

e.    I agree that the size of the transaction should not be an impediment to the success of the operation.

f.     I agree that the “money contribution to the capital increase” is “consistent” with the potential projects, and that Enersis’ management and corporate governance “has proven itself capable of administering demanding investment plans.”

IV.4. The Directors’ Committee Report

  The Directors’ Committee makes an extensive presentation on the process that began when Enersis’ controlling shareholder, Endesa Spain, proposed an operation involving an increase in Enersis capital with a defined structure and requested that it be submitted at an Extraordinary Shareholders’ Meeting.
  It goes on to describe the terms of the proposed Operation in the same terms described previously in this document and how the independent valuators summarized it.
  The Committee took charge of the turn this Operation took with Official Letter No. 18,684 from the Superintendence of Securities and Insurance (SVS) dated August 3, 2012, which stated that Enersis’ capital increase must be governed by the regulations in Title XVI of the LSA (Ley de Sociedades Anónimas, Chilean Corporate Act).

4.    It notes that in letters dated August 8 and 28, 2012, addressed to the Chairman of the Board, Endesa Spain confirmed its interest in moving ahead with the proposed capital increase and confirmed its request that an Enersis Shareholders’ Meeting be called to submit the Operation for consideration.

5.    The Directors’ Committee confirms that both Mr. Walker, the expert appraiser, and IM Trust and Claro y Asociados (CyA), the independent valuators, were duly independent and had both the information needed and a reasonable amount of time to carry out their task. At the same time, it notes that “the nature of the Mr. Walker’s task, as expert appraiser, is different from that of the independent valuators, IM Trust and CyA”.

6.    Regarding the appraisal report prepared by Eduardo Walker, Director Fernández “leaves on record that, in his opinion, given the conditions under which it was requested,         prepared and issued, Mr. Walker’s appraisal report and its conclusions lack validity.”  In contrast, Directors Somerville and Vial find that the appraiser “fulfilled his task with complete independence from the Board of Directors and with full professionalism, adhering to the conditions usually applied in cases of this nature”, and they “find that the report is still valid since, as of this date, there are no reasons that justify its updating. Furthermore, the values obtained by the valuators, using the same methodology, are similar.”

7.    Regarding the report of the independent evaluator IM Trust, the Directors’ Committee summarizes it, indicating that the report “estimates the market value of the companies that Endesa Spain would contribute (…) as equivalent to a 30.9% to 32.5% stake in Enersis’ market capitalization calculated before the capital increase and using the price per share at which the capital increase is subscribed; this percentage was valued at between USD 3,445 million and USD 3,621 million on Tuesday, October 23, 2012.” According to the methodology used (the discounted cash flow of the stakes to be contributed by Endesa Spain and of Enersis), the values are USD 4,709 million and USD 14,836 million, respectively, and the “value of the package to be contributed ranges from 30.9% to 32.5% of the value of Enersis.”

8.    Regarding the report of the independent valuator Claro y Asociados, the Directors’ Committee concludes that the report values the stake that Endesa Spain would contribute to be in range of USD 3,870 million to USD 3,912 million,” based on two methodologies: the discounted cash flow of Enersis and of the stakes to be contributed by Endesa Spain, and the value of the contribution based on Enersis’ EV/EBITDA multiple, applying that multiple to the sum of the proportional EBITDAs to be contributed.” This means that “values are obtained, as percentages of the value of Enersis’ market capitalization, which range from 34.97% to 35.35%.”

9.    The Directors’ Committee issued its opinion, indicating that “from an strategic and business viewpoint, it would be positive for Enersis to acquire the stakes that Endesa Spain proposes contributing, provided that it is done at the appropriate transfer price, terms and conditions.” The Committee adds that “the proposed operation, regarding the stakes to be contributed, is indeed in the interest of the company,” taking into account the value of the package contributed, the elimination of potential conflicts of interest between Enersis and its controller, and the possibility of better handling of growth opportunities in South America, among other reasons.

10.  Regarding the market price and other terms and conditions, the Directors’ Committee finds that the “market price criterion” seems to be sufficient to justify the operation.

11.  The Directors’ Committee declares that it agrees “with the criterion of the reports of both valuators to tie the value or market price of Endesa Spain’s non-monetary contribution to the value of Enersis’ market capitalization since Enersis and the group of stakes have relatively similar business profiles, which makes Enersis itself a good basis for comparison with Cono Sur.

12.  Despite the foregoing, Director Fernández believes that, “in his opinion, the discount applied to Cono Sur should be greater than the discount the market applies to Enersis since the latter has control or co-control over all of the relevant companies in which it holds a stake.” In contrast, “Committee members Mr. Vial and Mr. Somerville believe that the ratio should be 1:1, as indicated by the independent valuators; that is, the same discount that the market applies to Enersis should also be applied to Cono Sur.”

13.  Regarding the market value or range of values for Endesa S.A.’s non-monetary contribution, the Directors’ Committee does not share a common opinion.

14.  Regarding the terms and conditions, the Directors’ Committee emphasizes that “the contribution of Cono Sur should be regulated in one or more contracts between Enersis and Endesa Spain that, in addition to the “usual representations and guarantees for operations involving the purchase of companies,” should also include “the express commitment on the part of Endesa Spain and Enel that Enersis will be the only vehicle by which both companies invest in conventional energies in South America” and that “Enersis will not be responsible for possible tax contingencies arising from the structure of the operation.”

15.  Regarding the use of funds, the Directors’ Committee emphasizes that “Enersis has strategic investment opportunities for significant amounts in the short and medium term” that, when the appropriate time comes, must “be analysed and approved by the Enersis Board of Directors, in detail, on their own merit. When the time comes to invest, only those opportunities considered beneficial to the company should be approved.” Since “there is a risk that they may not materialize,” this could result in “holding an excess amount of cash for longer than expected.”

16.  However, the Directors’ Committee concludes that “in the current financial context, it is a competitive advantage to have the funds available to be able to take advantage of strategic opportunities quickly. Counting on having the resources available (or that they will be available at a reasonable cost) when the time comes to make a significant acquisition brings with it a significant risk.” However, Director Fernández leaves on record that “in his opinion, making new acquisitions is not a specific attribute of the proposed operation since Enersis can always carry out this type of transaction.

17.  The Directors’ Committee report concludes:

a.         That “from the strategic and business viewpoint, it would be positive for Enersis to acquire the stakes that Endesa Spain proposes to contribute, provided that it is done at the appropriate transfer price, terms and conditions.”

b.      That the value of the Cono Sur contribution must be based “on the value of Enersis’ market capitalization, determined by the independent valuators selected by the Board of Directors and by the Directors’ Committee, inasmuch as they were selected as such due to their independence and they had access to detailed information on Cono Sur.”

i.   In the opinion of Directors’ Committee member Mr. Hernán Somerville, the range of values under market conditions should be approximately from USD 3,538 million to USD 3,935 million.

ii.   In the opinion of Directors’ Committee member Mr. Leonidas Vial, the range of values under market conditions should be approximately from USD 3,555 million to USD 3,700 million.

iii.  In the opinion of Directors’ Committee member Mr. Rafael Fernández, the range of values under market conditions should be below USD 3,452 million.

c.    That “it is difficult to issue an opinion” on the use of the increased monetary contributions, but that “the Company’s solid track record in executing expansion plans and the existence of opportunities in the region could make one think that it will have the capacity to find and execute investment and expansion opportunities.

d.    That the operation “consolidates Enersis as a vehicle for Endesa Spain’s and Enel S.p.A.’s investments in the region” provided that “this commitment is formalized in such a way as to guarantee its enforceability over the long term.”

e.    That “due to all of the above, the incorporation of the stakes does indeed contribute to the company’s interests.”

18. This Director basically agrees with the conclusions reached in the Directors’ Committee report. I would only like to make the following comments and additions:

a.    I agree that “in a scenario of possible credit restrictions, having the        resources to take advantage of opportunities that may arise is a competitive advantage that can increase the probability of success in an investment plan.”

b.    I agree with Director Somerville in that having the monetary contribution that comes with the proposed capital increase, “while it could affect Enersis’ returns in the short term, it significantly decreases the risk of executing an expansion plan such as that proposed (acquisition of minority stakes and inorganic growth) since it ensures that the plan can be financed regardless of external factors such as potential new financial crises, credit restrictions or even the financial situation of the parent company, without affecting dividend distribution to the shareholders.”

c.    I disagree with the argument that there would be no “certainty that all of the money taken in would be invested in the short or even the medium term, with the risk that Enersis would hold an excess amount of cash for a time,” and that the “money would be temporarily invested in low-risk marketable securities,” which “implies that the return on these funds would be lower than the average earned by Enersis on its operating assets.” In this respect, it should be said that the matter of the use of company cash is solely the responsibility of its corporate governance, which, if it is not able to offer any better alternative than investing the funds in “low-risk marketable securities”, would be showing a distressing degree of incompetence.

d.    I disagree with Director Fernández’s statement that “the public controversy generated by the announcement of this operation is a clear signal that there is large group of minority shareholders who believe that they do not benefit either from the value of the operation originally proposed or from the structure of the operation”. The company has its own corporate governance procedures and its own structure for taking decisions that best protect the company’s interests.

V.      DECLARATION ON THE ADVISABILITY OF THE OPERATION FOR THE CORPORATE INTERESTS OF ENERSIS S.A.

1.       The evaluation as to the advisability of the Operation for the corporate interests of Enersis S.A. will be carried out exclusively on the basis of the Directors’ Committee report and the reports requested of the independent valuators by the Board of Directors and the         Directors’ Committee. The independent valuators’ qualifications and autonomy have been proven to me.

2.       In my opinion, and in agreement with the independent valuators, I believe that the proposed Operation is an opportunity that makes sense strategically for Enersis S.A. This is based on the following considerations:

a.        Enersis S.A. will take ownership of assets, 95% of which are already consolidated and managed by the company.

b.                    Most of these assets are located in markets whose contributions to Enersis S.A.’s earnings have grown the most in the last two years, and where it is in the company’s interest to expand.

c.        The Operation strengthens Enersis S.A.’s presence in the most important countries in South America, one of the regions with the highest electricity consumption growth in the world. This has strategic value that goes beyond the regulatory contingencies that may temporarily affect the return on investment in some of these countries, as is the case in Argentina.

d.                    Enersis S.A. has highly qualified management that can manage these new assets well.

3.   It can create value for Enersis S.A. by eliminating uncertainties observed by both regulators and by market players that subtract value from the company and its shareholders:

a.       It eliminates uncertainties with respect to the “assignment of rights agreement” between Enersis S.A. and Endesa S.A. which allow the former to consolidate Colombian assets.

b.      It eliminates a possible conflict of interest between Enersis S.A. and Endesa S.A. over projects and resources by making Enersis S.A. the only vehicle for Endesa S.A.’s investments in the region, without the need for a strategic alliance agreement to carry out the next investments.

c.       However, the foregoing is contingent on these factors’ being incorporated into the Operation.

4.    The proposed Operation “strengthens Enersis’ capital structure”, which is highly relevant for the following reasons:

a.       It allows for addressing opportunities for significant growth in one of the world’s most dynamic electricity markets, competing with players with “high levels of liquidity and fluid access to the capital market and the banks” (IMTrust, p. 34).

b.      It improves coverage ratios and rates, making Enersis S.A. less vulnerable to        the volatilities of the international economy and, therefore, more competitive to take advantage of opportunities that may open up as a result of these same volatilities and to take on “large-scale projects while decreasing financing risk” (IM Trust, p. 34).

c.       As indicated in the Directors’ Committee report, “in the current financial context, it is a competitive advantage to have the resources available to be able to take advantage of strategic opportunities rapidly. Betting on having the resources available (or that they will be available at reasonable cost) when the time comes to make a large-scale acquisition entails a relevant amount of risk.

5.  The proposed Operation increases the liquidity of Enersis S.A. shares, which strengthens it as a large cap company and makes it a more attractive option as a long-term investment for Latin American workers’ pension funds which, in the case of Chile, still have considerable room to invest further.

6.   The proposed Operation may mean that Enersis temporarily has larger amounts of cash than it currently holds. However, this should not be an impediment to the success of the Operation since:

a.    Against the volumes managed by other market players, even under the conservative hypothesis that the capital increase is used only to purchase minority stakes, the cash remaining is not disproportionately high.

b.    There are opportunities for purchasing minority stakes that have already been identified that, if they materialize, would generate value from day one.

c.    While both valuators have been cautious and have avoided assigning a value to Enersis’ project portfolio, the company “can demonstrate the existence of a project pipeline in an investment range that is consistent” with the capital increase proposed (Claro y Asociados, p. 54).

d.    Finally, it should not be doubted, at the risk of jeopardizing the company’s interests, that Enersis S.A. management has “proven itself capable of administering demanding investment plans (Claro y Asociados, p. 5); if this were not the case, any apprehensions should be directed towards the corporate governance rather than towards the specific terms of the proposed Operation.

7.     The proposed Operation would turn Enersis S.A. into a larger-scale player, which would allow it to improve its relations with different stakeholders that are strategic to its development. The following are worth mentioning:

a.       It could offer better career opportunities to its employees and executives, which would enable it to attract and retain talent and generate positive effects in the Chilean

19

        and Latin American job markets.

b.      It would be able to develop R&D programs that address the needs of the company and the countries where it operates, using its own capacities and those of the region’s scientific-technological ecosystem for this purpose.

c.       By concentrating asset management in Santiago, Chile, it reaffirms this city as a Latin American business center and focuses the management of electrical power, a highly strategic element, in this region.

8.    In order to obtain the benefits indicated, the proposed Operation must include a binding agreement between the shareholders in the terms suggested by the Directors Committee, specifically:

a.     That Enersis be granted all of the representations and guarantees that are usual in this type of operation;

b.    That Enersis S.A. become the only vehicle for Endesa S.A.’s investments in the region;

c.     That there be a shareholders’ commitment not to use dividend distribution to the benefit of a shareholder and to the detriment of the company’s long-term interests; and

d.    That Enersis be protected from possible tax contingencies that could result from the structure of the Operation.

9.   In light of the arguments presented, and only for the purposes of Article 147 of the LSA, I declare that I believe that the Operation is advantageous for the corporate interests of Enersis S.A.

V.1.     Regarding whether the Operation is in line with the prices, terms and conditions prevailing in the market at the time of this statement, my opinion is grounded in the following:

1.   For the purposes of issuing this opinion, we will assume the following:

a.   That the only information taken into consideration will be the Directors’ Committee report and the reports issued by the independent valuators appointed by the Board of Directors and the Directors’ Committee of Enersis S.A., that is, IM Trust and Claro y Asociados, respectively.

b.  That the estimates of both independent valuators are equally valid since they are based on professional competencies and comparable methodologies.

c.   That Enersis S.A. is the best point of comparison for the non-monetary assets that Endesa S.A. proposes to contribute, a criterion for which the Directors’ Committee is in agreement with what the two independent valuators have presented.

d.  That the valuation of the assets to be contributed by the controlling shareholder (Cono Sur) must be carried out with the same assumption and adjustment criteria as those applied for Enersis S.A.

e.  That the value of Cono Sur ranges from 30.9% to 35.53% of the value of Enersis S.A.

f.   That, according to the valuators’ reports, the DCF value of Cono Sur is between USD 4,709 million (IM Trust) and USD 4,627 million (Claro y Asociados), an amount that is consistent with that assigned by expert appraiser Mr. Walker.

g.   That the valuators used different market adjustment methods (multiples, market consensus and market capitalization) for the value of Endesa S.A.’s non-monetary contribution (Cono Sur).

h.  That both valuators agree on applying the same discount to Cono Sur assets as was applied to Enersis S.A.; Directors’ Committee members Mr. Somerville and Mr. Vial also agree on this. I agree with this criterion: although they are actually non-controlling interests, for Enersis they have the value of automatically eliminating uncertainty factors such as the “assignment of rights agreement” between Enersis S.A. and Endesa S.A., which allows the former to consolidate the Colombian assets, and the possible conflict of interest between Enersis S.A. and Endesa S.A. over projects and resources.

i.    That after the call for the Extraordinary Shareholders’ Meeting on July 25, 2012, Enersis S.A.’s market capitalization fell sharply due to factors that are difficult to weigh.

2.  The mean of the IM Trust and Claro y Asociados valuations must be used, then, to determine the fair price of Cono Sur assets, considering: i) the value of the share on the day the Operation was announced (06/25/12), at one extreme, and ii) the value of the share on the day the valuators’ report was submitted (10/23/12) at the other. Therefore, for the Operation proposed by Endesa S.A. to be in line with prevailing market prices, terms and conditions and to benefit the business interests of Enersis and its shareholders, the value to be paid for its non-monetary contribution falls in a range between USD 4,282 million and USD 3,712 million. This does not include any discount to attract shareholders to subscribe the capital increase.

V.2. Advisability of the Operation:

If the proposed Operation is carried out under the price conditions, terms and conditions already suggested, it represents a strategic opportunity for Enersis since:

•      It strengthens Enersis’ position in one of the world’s fastest growing electricity markets;

•      It gives the Company access to assets that it knows and manages;

•      It eliminates uncertainties regarding conflicts of interest and consolidations;

•      It strengthens Enersis’ capital structure during a period of high international economic volatility;

•      It provides access to funds for minority stake purchases and M&As;

•      It strengthens the Company’s expansion process based on its own project pipeline and using its own management capacities;

•      And it facilitates better relations with strategic stakeholders.

Sincerely yours,

EugenioTironi Barrios Director Enersis S.A.

Appendix 1: Summarized description of the assets to be contributed

Argentina

a.       Edesur

Edesur is the second largest distribution company in Argentina in terms of energy purchases, after Edenor, an unrelated company. Edesur operates in a concession area of 3,309 square kilometers and distributes electricity in the center-south part of the metropolitan area of the greater Buenos Aires. It provides services to the principal business district of Buenos Aires and various residential areas of the south of the city. As of December 31, 2011, Edesur distributed energy to 2.4 million customers. Residential, commercial, industrial and other customers, mainly public and municipal, represented 42%, 26%, 8% and 24% respectively of Edesur’s total energy sales.

b.      Yacylec

The Yacylec transmission system comprises:

-          Three 500 kV transmission lines, each 4 km in length, from the Yacyretá hydroelectric power plant to the "Rincón de Santa María” transformer station.

-          "Rincón de Santa María” transformer station of 500 kV in the province of Corrientes

-          500 kV transmission line, 269 km in length, from the "Rincón de Santa María" transformer station to the "Resistencia” transformer station. Expansion of the "Resistencia" transformer station in the province of Chaco

-          Communications system

c.       Cemsa

The principal business of Endesa CEMSA is the wholesale purchase and sale of electricity produced by third parties and consumed by third parties, including the import and export of electricity and the trading of royalties, plus the provision of related services, all acting for its own account and/or mandated and/or on behalf of third parties and/or associated with third parties; trading in natural gas and/or its transportation, including the import and export of natural gas and the trading of royalties and natural gas, all acting for its own account and/or on behalf of third parties and/or associated with third parties, and trading of fuel oil.

Endesa CEMSA has signed agreements with Argentine electricity power plants as a back-up to supply contracts. The generating power plants that back up the electricity supply contracts of Endesa CEMSA are: Central Costanera S.A., Central Térmica Dock Sud S.A., Centrales Térmicas del Noroeste Argentino and Hidroeléctrica El Chocón S.A.

d.      Dock Sud

In the generation business, Endesa Spain has a controlling interest of 69.99 % in Central Dock Sud, an installation that has two groups with a combined capacity of 870 MW.

Central Dock Sud has 4 gas turbines and a steam turbine. The combination of two of the gas turbines and the steam turbine make up a combined cycle.

The investments in the Central Dock Sud project were made mainly prior to 2001 when the combined cycle started operating, designed to supply the electricity needs of the Argentine electricity grid and to use any potential idle capacity for export to neighboring countries.

Brazil

  Ampla

This is the second largest electricity distribution company in the state of Río de Janeiro in terms of number of customers and annual energy sales. Ampla is mainly dedicated to the distribution of electricity to 66 municipalities in the state and serves 2.6 million customers in a concession area of 32,615 square kilometers, with an estimated population of 8 million. As of December 2011, residential, commercial, industrial and other customers represented 38%, 18%, 12% and 32% respectively of the total sales of Ampla, of 10,223 GWh.

  Coelce

Coelce is the only electricity distributor in the state of Ceará, in the north-east of Brazil. As of the close of December 2011, it serves 3.2 million customers in a concession area of 148,825 square kilometers. Coelce’s sales in 2011 were 8,970 GWh. At the end of 2011, residential, commercial, industrial and other customers represented 34%, 19%, 14% and 33% respectively of Coelce’s total energy sales.

  Endesa Brasil

Endesa Brasil was formed in 2005 to administer all the generation, transmission and distribution assets that Endesa Latinoamérica, a subsidiary of Endesa Spain, had, together with Enersis, Endesa Chile and Chilectra, in Brazil.

  Fortaleza

Located in the municipality of Caucaia, 50 kilometers from the capital of the state of Ceará, Fortaleza is a 322 MW combined-cycle plant which uses natural gas, with a generating capacity for meeting a third of the energy requirements of Ceará, with a population of 8.2 million.

  Cachoeira

Located in the state of Goias, 240 kilometers to the south of Goiania, Cachoeira is a hyfro run-of-the-river plant using the flows of the Paranaiba river, with 10 generating units totaling 665 MW of installed capacity. Cachoeira started operations in 1997.

  Cien

Compañía de Interconexión Energética S.A. (CIEN) is a Brazilian energy transmission company. It has two frequency conversion stations, Garabi I and Garabi II, which convert in both directions the frequencies of Brazil (60 Hertz) and Argentina (50 Hertz), and the transmission lines. On the Argentine side, they are managed by two subsidiaries: Compañía de Transmisión del Mercosur S.A. (CTM) and Transportadora de Energía S.A. (TESA), in which Cien is a 99.99% shareholder. The interconnection system consists of two transmission lines with a total length of 1,000 kilometers, and the Garabi conversion station.

Chile

  San Isidro

This company initially wholly-owned by Endesa Chile, was incorporated in Chile in 1996 to build and operate a 379 MW combined-cycle thermal plant of in Quillota, in the Valparaíso region. The plant began its commercial operations in 1998. A 220 kV transmission line of 9-kilometer was built to connect this thermal plant to the SIC(the Chilean central interconnected electric system). This transmission system is managed by Transmisora Eléctrica de Quillota Ltda (Transquilota) in which San Isidro has a 50% interest. The merger of Pangue into San Isidro resulted in a percentage of its ownership being held indirectly by Endesa Spain.

  Pangue

Pangue is located in the Biobío region, 100 km to the east of Los Angeles. Its installed capacity of 467 MW is reservoir hydroelectric, using the flows of the Biobío river. Enersis has a 57% interest.

The company’s net energy generation in 2011 was 1,713 GWh and its energy sales were 1,798 GWh.

Pangue was merged into San Isidro in the first half of 2012.

Colombia

  Codensa

Codensa is a Colombian electricity distribution company with a concession area of 18,217 square kilometers in Bogotá and another 96 municipalities in the department of Cundinamarca, Tolima and Boyacá, serving approximately 2.6 million customers.

  Emgesa

Emgesa has an installed generating capacity of 2,914 MW of which 85% are hydroelectric power plants and the remaining to thermoelectric power plants. In September 2007 Central Hidroeléctrica Betania ESP and Emgesa S.A. ESP were merged into Betania, adopting the name of Emgesa S.A. ESP.

  Empresa de Energía de Cundinamarca S.A (EEC)

This is a company dedicated to the trading and distribution of energy in the department of Cundinamarca. It has a customer base of 247 thousand with sales of 622 GWh in 2011

Peru

  Edelnor

This is a Peruvian distribution company which operates in a concession area of 2,440 square kilometers. It has an exclusive concession to distribute electricity in the northern part of the Lima metropolitan area, covering the departments of Huaral, Huaura, Barranca and Oyón, and an adjoining province in Callao. It was distributing electricity to around 1.1 million customers at the end of 2011.

  Piura

Empresa Eléctrica de Piura (Eepsa), with 133 MW, is an electricity-generating company with two thermal plants, Malacas and Malacas 2, located in the province of Talara-Piura, which operates with local natural gas.

Piura is working on the construction of an open-cycle thermal power plant of 200 MW, called Reserva Fría. It is expected to be ready for generation in March 2013

Santiago, October 30, 2012

Shareholders of Enersis S.A.

SANTIAGO

Re: Individual pronouncement as an independent Director who is not involved in the Related Party Operation that has arisen from the proposal of the company Endesa S.A. (Endesa Spain), the controlling shareholder of Enersis S.A.

To who it may concern:

It is my pleasure to present to the shareholders of the publicly held limited liability stock company Enersis S.A. (either “Enersis” or “the Company”) my individual opinion as an independent Director who is not involved in the Related Party Operation indicated in the reference line above (“the Operation”) under the terms set forth in Title XVI of Law 18,046, the Chilean Companies Act (“LSA” in its Spanish acronym):

BACKGROUND INFORMATION

(i)                The Company’s controller, Endesa, S.A. (Endesa Spain) has expressed its interest in contributing to Enersis S.A. through a capital increase in the Company, all of the capital issued of a Spanish company called Cono Sur Participaciones, S.L. (“Cono Sur”), which has no liabilities and whose only assets are all of the stakes that the Endesa Spain Group owns in South America and that are different from those held directly or indirectly by Enersis S.A.  The stakes are detailed in the Appendix to the Directors’ Committee report.

(ii)               Enersis’ remaining shareholders would only take part in the capital increase by paying their pro rata share in money.

On August 3, 2012, the Superintendence of Securities and Insurance (“SVS”), in Official Letter No. 18,684, qualified the Operation as a related party operation and ordered the Enersis Board of Directors to treat it as stipulated in articles 15 and 67 and in the regulations of the LSA’s Title XVI, in which the related parties to the agreement would be Endesa, S.A. (Endesa from Spain) and Enersis S.A.

Title XVI of the LSA states in article 147, No. 5 that all directors of a publicly held limited liability stock company that takes part in a related party operation must issue an opinion regarding the advisability of the Operation for the best interests of the Company and then make this opinion available to the shareholders.  This Title XVI was duly interpreted by the SVS in combination with articles 15 and 67 of the LSA in Official Letter No. 21,001 of  August 29, 2012.

I would like to note that in the Directors’ Committee and Board of Directors meetings held last June and July, in letters addressed to the Chairmen of both corporate bodies on June 29, 2012, I warned that the Operation proposed by the controlling shareholder was a negotiation between related parties and, therefore, was also subject to Title XVI of the LSA; the regulating authority of Enersis S.A. later qualified the Operation in the same way.  In addition, as an independent Director, I wrote to the Chairman of the Board of Directors, as evidenced in the letters dated  July 19and  August 3, both from 2012, reiterating my conviction regarding the nature of the Operation and its importance for the shareholders, who would be affected by the controlling shareholder’s proposal, and requesting that he call for a special meeting of the Board of Directors to discuss the issue.

DECLARATIONS ON STATUS AS DIRECTOR OF ENERSIS S.A. AND INDEPENDENCE FROM CONTROLLING SHAREHOLDER

1.       I declare that I have been a Director of Enersis S.A. since  April 22, 2010, and that I was elected Independent Director at the Company’s last Ordinary Shareholders’ Meeting, held on  April 22, 2010 and at which the entire Board of Directors was re-elected.  I also declare that I was elected without any votes from the controlling shareholder, Endesa Latinoamérica S.A., and that I have no relationship whatsoever with that company.

2.       I declare that at the Enersis Board of Directors’ Meeting held on  April 23, 2010 I was appointed member of the Company’s Directors’ Committee.

3.       I declare that, as Independent Director, I have no conflict of interest whatsoever with the Operation proposed by the controlling shareholder.

4.       I have endeavoured to be diligent and careful in fulfilling the mandate of the shareholders, conducting myself at all times in accordance with the legal, regulatory and administrative requirements governing the matter and watching out for the interests of the Company and of all Enersis S.A. shareholders.

Background Reviewed

a.  Expert Appraisal Report Prepared by Mr. Eduardo Walker H.

The expert appraises the companies that Endesa Spain would contribute to the capital increase, at that date, at USD 4,862 million, calculated using the discounted cash flow method.  He also declares that, “In the opinion of the expert appraiser signing this study, the above-mentioned value is the market value of the assets that Endesa Spain would eventually contribute directly and/or indirectly to Enersis.”

In my opinion, and expressly confirming Mr. Eduardo Walker H.’s professional qualifications, I believe that his expert report and its conclusions, given the conditions under which it was requested, carried out and issued, lack validity, as I stated in the Board of Directors’ meetings held in August and October of this year when the validity of the report was discussed.  Therefore, it is my opinion that this expert appraisal report is insufficient to determine, on its own merit, if the contribution of non-monetary assets involved the Operation would be in the Company’s best interests.  The accuracy of this affirmation was completely confirmed by the independent valuations subsequently performed by Claro y Asociados and IM Trust, who determined a difference of over one billion dollars in the market value of the assets Endesa has proposed contributing.

b.    Report of the Independent Valuator IM Trust

The independent valuator IM Trust, appointed by the Board of Directors, estimates the market value of the companies that Endesa Spain would contribute, indicating that the contribution is equivalent to a 30.9% to 32.5% stake in Enersis’ market capitalization, calculated before the capital increase, using the share price at which the capital increase is subscribed; a percentage which on Tuesday, October 23, 2012, was equivalent to a range between USD 3,445 million and USD 3,621 million.

In my considerations and recommendations, I support the conclusions and objections of IM Trust.

c.       Report of the Independent Valuator Claro y Asociados

The independent valuator Claro y Asociados, appointed by the Enersis Directors’ Committee, issued a report in which it estimated the market value of the stakes Endesa Spain would contribute to be in a range between USD 3,870 million and USD 3,912 million.

The firm used two methods to reach this range of values.  Finally, it indicates that these values, presented as percentages of the value of Enersis’ market capitalization, would be in a range between 34.97% and 35.35%.

In my considerations and recommendations, I support the conclusions and objections of Claro y Asociados.

II.            Opinion of the Independent Director

The criteria for approving an operation with a related party is: i) that the Operation be in the best interests of the company and all of the shareholders; ii) that the Operation be in line with the price, terms and conditions prevailing in the market at the time of approval.

The Directors’ Committee, in stating its opinion on the terms and conditions, had certain reservations that must be considered to determine whether the Operation is in line with the terms and conditions prevailing in the market; this opinion covers these reservations.

a.     Contribution to the Best Interests

i)               In my opinion, at the value I indicate below, from a strategic and business point of view it would be positive for Enersis to acquire the stakes that Endesa Spain proposes contributing, provided that the Operation is improved by incorporating the precautions and recommendations I indicate below.  Therefore, the proposed Operation, in terms of the contribution of the stakes under those conditions, would contribute to the best interests of the Company and all of its shareholders.  It is also my opinion that it is necessary to create value and that the conditions and terms must be equitable for all of the shareholders.  The proposed Operation would contribute to the best interests of Enersis and all of its shareholders from a strategic and business perspective.  I contributed this opinion to the Directors’ Committee report for the reasons that are fully stated in that report.

b.     Market Price and Terms and Conditions Prevailing on the Market

Price

I agree with both valuators’ criterion of tying the market value or price of Endesa Spain’s non-monetary contribution to the value of Enersis’ market capitalization, considering that Enersis and the combined group of equity stakes have relatively similar business profiles despite the fact that Enersis has significant business interests in Chile, unlike Cono Sur.  Cono Sur’s Colombian businesses account for 61.5% of its value and 25% of Enersis’ consolidated EBITDA.

As I stated on page 9 of the Directors’ Committee Report, an additional 7% discount should be applied to the value of Cono Sur with respect to the discount the market applies to Enersis’ cash flow since Enersis’ equity stakes have greater ownership rights than do those of Cono Sur.  Numerous studies and empirical evidence support this discount.

In addition, I recommend that the market price estimate for Cono Sur be done at a price at which its contribution to Enersis creates value for all of the Company’s shareholders.

Thus, taking as a reference the Enersis share price on  October 23, 2012 (the date considered by the independent valuators) and the value estimated by the independent valuators (the average of the two), when the additional 7% discount mentioned above is applied, the resulting Market Value Price is USD 3,452 million, using the same exchange rate used by the independent valuators (CLP475.7=USD1).  This must be the maximum price recognized to Endesa Spain for its Cono Sur contributions, referred at that Enersis share price and at that USD/CLP exchange rate.

Terms and Conditions Prevailing in the Market

In order to be in line with the terms and conditions prevailing on the market, it is my opinion that at least the following precautionary conditions must be fulfilled:

a)            An express, enforceable and guaranteed commitment from Endesa Spain and Enel stating that Enersis will be their only vehicle for investment in South America in conventional energy, except for what Enel already owns in Enel Green Power.

b)            The usual representations and guarantees for company acquisition operations, and indemnity.

c)             A commitment not to hold Enersis liable for possible tax contingencies that may arise as a result of the structure of the Operation.

d)            To have established equitable terms for the conditionalities of the capital increase.

e)            To have established a proposal for a mechanism for setting the subscription price for the new shares to be issued, and potential discounts.

f)             To have an operation structure with greater consensus than that seen so far.

The Structure of the Proposed Operation and the Interests of All of the Shareholders

The structure of the proposed Operation is an important variable.  Depending on the shape it takes, the situation of the shareholders could improve or worsen.  Excessive deleveraging for Enersis must be avoided, as it would make the Company’s debt/equity structure inefficient.

As it is proposed, this Operation entails a significant money contribution from minority shareholders and a proposal for the use of proceeds.

Regarding the use of proceeds, the three fund uses identified by Endesa Spain in its presentations merit the following comments:

•      They present clear potential economic and financial benefits, and identify risks in executing the Operation.

•      The purchase of minority stakes in companies with which Enersis already consolidates has interesting business prospects, but I do not assign it a strategic value.

•      Making new acquisitions is not a specific attribute of the proposed Operation since Enersis could always carry out this type of transaction.

•      The Company has a significant plan for investment projects, but the Board of Directors are not aware of any unmet financing needs.

•      It seems relevant to me that, because of the Operation and in order to benefit all of the shareholders affected by the controller’s proposal, their opinion of the Dividend Policy that will prevail if the Operation is approved at the Shareholders’ Meeting, should be taken into consideration.  The controlling shareholder proposing the Operation must guarantee that the benefits of the Operation will not be fleeting, as an increase on the current dividend policy would be.

I believe that the structure of the proposed Operation could entail an asymmetry in its terms because “the risk of not achieving what was sought is borne by the party that contributes money, while the party contributing shares receives its full reward at the time the contribution is made”.  See A. Rappaport/M. Sirower.  In fact, by contributing shares from its stakes in Colombia, Endesa is transferring a potential tax contingency when it makes the contributions, and the other Enersis’ shareholders are taking on a potential contingency that may be significant, just as the Committee’s Valuator has stated.

These considerations inherent to the Operation proposed by Endesa Spain lead this Director to suggest to the shareholders that they look for ways to improve the Operation that eliminate any possible asymmetries and, at the same time, maximize returns to the benefit of best interests.  The Company has over USD 200 million in immediately available cash and a debt capacity of USD 1,500 million without risking its credit rating.

Regarding the stakes in Cono Sur, I consider it advisable for Enersis and all of its shareholders that the stakes be incorporated into the Company’s equity at a price, terms and conditions that generate value.

ADVISABILITY OF THE OPERATION

In the opinion of this Director, the Operation is advisable for the best interests of the Company and all of its shareholders if the precautions and recommendations presented above are acted upon.

Rafael Fernández M. ID No.: 6.429.250-1

IMTrust

Independent Appraiser Report

Board of Directors of Enersis S.A.

October 24, 2012

www.imtrust.com

Responsibility Disclosure

IMTrust

This document (hereinafter the "Report") has been prepared by IM Trust Asesorías Financieras S.A. (hereinafter "IM Trust") as an independent appraiser by the Board of Directors of Enersis S.A., for the effects stipulated on Art. 147 of Law 18.046.

The recommendations and conclusions in this Report constitute the best estimation or opinion of IM Trust with respect to the Proposed Transaction and the valuation of the Contributed Assets (as defined for one or another term in the following pages) at the time this Report is issued, taking into account the methodology used to that end, the information that was available, and the projections, estimates, and assumptions that were the basis thereof. The conclusions in this Report might change if other background or information were available or other valuation criteria are used. IM Trust will not have any obligation to report such changes or when the opinions or information contained in the document change.

To prepare this Report only information submitted by Enersis S.A. itself and public information available was used, none of which has been confirmed independently by IM Trust and, therefore it does not have any liability whatsoever with respect thereto or for any of the conclusions that might be derived from any false, erroneous, or incomplete information.

Likewise, the conclusions in the report may be based on assumptions that might be subject to significant economic and market uncertainties and contingencies, such as flows, forecasts, estimates, and evaluations, whose occurrence can be difficult to predict and many of them might even be outside of the scope of the respective company, such that there is no certainty whatsoever on the degree of achievement of such assumptions. Under no circumstance may the use or incorporation of such flows, forecasts, or estimates be deemed a representation, guarantee, or prediction by IM Trust with respect to the occurrence thereof, or that of the assumptions underlying them.

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Table of Contents

IMTrust

	Conclusions of the Report		4
I.	Executive Summary		5
	A.	Background and Proposed Transaction	6
	B.	General Assumptions and Methodology Used	11
	C.	Conclusions	18
II.	Analysis Performed		24
	A.	Description of the Contributed Assets	25
	B.	Strategic Sense of the Proposed Transaction	30
	C.	Valuation of Conosur	37
		1. Discounted Cash Flow Valuation	38
		2. Valuation Using Market Multiples	46
		3. Valuation Using Market Consensus	49
		4. Summary of Contributed Assets Valuation	52
	D.	Impact of the Proposed Transaction on the Results of Enersis	54
		1. Use of Funds from the Cash Contribution of the Capital Increase	55
		2. Impact on Earnings Per Share of the Proposed Transaction	60
III.	Answers to the Questions Raised by Mr. Rafael Fernández M. (Member of the Board)		64

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Conclusions of the Report[1]

IMTrust

- The Proposed Transaction makes strategic sense and in general terms would have positive effects on the Company. It increases the size of the Company and resolves a potential conflict with respect to the future expansion of the controlling shareholder in the region. However, the absence of significant synergies in the combination of Enersis and the Contributed Assets, makes it difficult to justify paying premiums or prices above market value to absorb / acquire the aforementioned Contributed Assets (grouped under Conosur)
- We estimate that Conosur's market value within the context of the Proposed Transaction is equivalent to an interest in Enersis in the range of 30.9% to 32.5% of its market capitalization, calculated prior to the capital increase, using the per-share price at which it would be subscribed
  - As of the date of this Report, and using Enersis' closing market price on Tuesday, October 23, 2012 (CLP 162.2 per share), the market value of Conosur would be between USD 3,445 million and USD 3,621 million
  - The DCF valuations of Conosur and Enersis calculated under consistent criteria resulted in USD 4,709 million and USD 14,836 million respectively, which determines the mid point of the aforementioned exchange ratio
- Assuming that part of the cash proceeds raised in the capital increase are invested to purchase minority shareholders for an amount of between USD 1,764 million and USD 1,898 million, and the remainder is kept as cash, the Proposed Transaction would be approximately neutral in 2013 and accretive in 2014 and 2015 in terms of Enersis' EPS
- In addition, under our analysis we have assumed that the Proposed Transaction would consider the following:
  - It would be executed such that ELE at no time would exceed a 65% ownership in Enersis. Likewise, and in the event the proceeds are used to buy minority shareholders, Enersis would not exceed 65% ownership in Endesa Chile
  - Enersis' controlling shareholders would commit to conduct their growth in the electricity sector in the region through Enersis (with the exception of Enel Green Power)
  - Enersis would invest additional funds in Argentina, if and only when the regulation and business environment in that market would allow the Company to expect an adequate return and access to the cash flows generated by those investments
  - ELE would provide representations and warranties with respect to Central Dock Sud, Yacylec and Eléctrica de Piura, which are not managed nor currently held by Enersis
- Assuming that the strategic and economic aspects, and the equivalencies stated above are substantially respected, we consider that the Proposed Transaction:
  - Would contribute to the best interest of Enersis and its shareholders;
  - Would be in accordance with prices, terms, and conditions prevailing in the market;
  - The contributions in kind and in cash would be approximately equivalente

(1) The Proposed Transaction, the Company, the Contributed Assets, Conosur and ELE are defined in the following pages of this Report

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I.A. Background and Proposed Transaction

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IMTrust

I.A.

Background

IMTrust

- On June 25, 2012, the Board of Directors of Enersis S.A. agreed to summon an Extraordinary Shareholders Meeting in order to discuss, among other matters, the approval of a capital increase for the Chilean peso equivalent of up to USD 8,020 million or such amount as the Board itself agrees, through the issuance of a number of shares as the Board should determine, to be paid in cash and/or through contributions in kind (hereinafter the "Proposed Transaction")
- The contributions in kind subject to being exchange for shares of Enersis S.A. (hereinafter, "Enersis" or the "Company") that would be issued in the aforementioned capital increase, would consist of the assets that Endesa S.A. (a Spanish company, hereinafter "ELE") directly and/or indirectly holds in the following 13 companies (hereinafter the "Contributed Assets"):
  - Ampla Energía e Serviços S.A., Ampla Investimentos e Serviços S.A., Empresa Eléctrica Cabo Blanco S.A.C. (ELECSA), Endesa Cemsa S.A., Codensa S.A. ESP, Inversiones Distrilima S.A.C., Empresa Distribuidora Sur S.A. (Edesur), Emgesa S.A. ESP, Endesa Brasil S.A., Generalima SAC S.A., Inversora Dock Sud S.A., Compañía Eléctrica San Isidro S.A. and Yacylec S.A.
- On August 3, 2012, through Ordinary Official Correspondence No. 18684, the Chilean Securities and Insurance Supervisor (hereinafter the "SVS") established that the Proposed Transaction must be deemed a related party transaction under Title XVI of Law No. 18,046 and instructed that, in order to undertake such transaction, the Board of Directors of Enersis must strictly comply with the provisions of Articles 15, 67, and Title XVI of Law No. 18,046
- To comply with Title XVI of Law No. 18,046, and especially with Article 147, the SVS stated that the Board of Directors of Enersis must appoint at least one independent appraiser "to inform the shareholders with respect to the conditions of the transaction, its effects and its potential impact on the company," adding in their report that "the independent appraisers must also make a statement on the points that the board's committee, if applicable, had expressly asked to be evaluated"
- On September 3, 2012 and as agreed by the Board of Directors of Enersis in a meeting held on August 31, 2012, Enersis, in the context of moving forward with the search of an independent appraiser, sent a request for a proposal to IM Trust. Proposal that IM Trust submitted to the Company on September 4, 2012
- For the effects stipulated in Art. 147 of Law 18,046, Enersis hired IM Trust on September 5, 2012 as an independent appraiser, so that it should report to the shareholders with respect to the Proposed Transaction

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I.A.

Scope of the Independent Appraisal

IMTrust

- Pursuant to the request from Enersis and to comply with the requirements of the SVS in its Ordinary Official Correspondence No. 18684, in its role as independent appraiser, IM Trust prepared this Report that contains the following elements, among others:
  - A description of the Proposed Transaction
  - An analysis of the effects and potential impact on the Proposed Transaction on Enersis, including:
    - Whether the Proposed Transaction is in the Company's best interest, and
    - Whether the Proposed Transaction is in accordance with the prices, terms, and conditions that prevail in the market
  - Other specific points with respect to the Proposed Transaction that the Board and/or the Board's Committee have expressly requested be evaluated

- As part of the analysis, IM Trust has included in the Report the following:
  - An estimate range of the Contributed Assets' market value
  - An analysis of how the contributions in kind by some shareholders compares to the contribution in cash of the remaining shareholders, and
  - An analysis of the purpose and the use of the cash proceeds from the minority shareholders

- It must be stressed that since it was not requested by Enersis, and it is beyond the scope of this appraisal, this Report excludes:
  - An analysis of the advantages and disadvantages of alternative structures to the Proposed Transaction, under which the transaction might be executed
  - An analysis or advice to Enersis in regard to its negotiating position with respect to the Proposed Transaction, or the impacts and effects that it has for ELE or Enel S.p.A. (hereinafter "Enel")
  - An analysis of the technical or commercial feasibility of the Proposed Transaction in the market

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I.A.

Description of the Proposed Transaction

IMTrust

- ELE, the controlling shareholder of Enersis, owns through Endesa Latinoamérica S.A. (hereinafter "ELA") equity shares in some companies in the electricity sector in Latin America. All of which would be grouped into a Spanish newco (hereinafter "Conosur"), which would have no liabilities or contingencies
- ELE has proposed to Enersis a capital increase for an amount equal to the value of the shares of Conosur, divided by its ownership percentage in Enersis (~60.62%)
- The value of Conosur and therefore the final consideration for the capital increase would be determined by the Extraordinary Shareholder's Meeting that would approve the Proposed Transaction
- If the capital increase is approved, the new shares will first be offered to the current shareholders through preemptive rights
  - ELE would pay for its ~60.62% of the new shares issued by contributing 100% of its shares in Conosur
  - Minority shareholders could subscribe to their stake in cash or, alternatively, sell their options to the market
- Figure 1 shows the current simplified ownership structure of Enersis, and Figure 2 shows a summary of a possible scheme for the Proposed Transaction, which ELE has presented to investors
- We understand that the Proposed Transactions would include as a necessary condition for the success of the capital increase, that ELE does not exceed the 65% maximum equity threshold of the Company's voting capital rights[1]

Fig. 1: Current Ownership Structure of Enersis[2]

Enel
Enel S.p.A.
(Italia)
92.06%
endesa
Endesa S.A.
(España)
100%
ELA
Endesa Latinoamérica S.A.
(España)
60.62%
enersis
Enersis S.A.
(Chile)
13.62%
AFPs
11.26%
ADRs
14.50%
Others

Fig. 2: Capital Increase Subscription Proposal[3]

endesa
AFPs, ADRs and Others
Conosur
Cash
60.62% of capital increase to be contributed with 100% shares of Conosur
39.38% of capital increase to be contributed in cash
enersis

(1) Through its Corporate Bylaws, Enersis adhered to the provisions of Title XII of DL 3500
(2) Source: Enersis, FS of respective companies, Bloomberg and Superintendency of Pensions (data at Sept-2012)
(3) Source: Enersis, ELE "Presentación para roadshow" September 20-26, 2012

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I.A.

Description of the Proposed Transaction (Cont.)

IMTrust

- The dissolution of Conosur by Enersis takes place though the contribution of 100% of its shares in the proposed capital increase (Figure 3)
- Once contributed, Conosur would be dissolved and the assets would be held directly by Enersis
- Currently, Enersis owns equity stakes in the majority of the assets being contributed in the Proposed Transaction, with the exception of ELECSA (Eléctrica de Piura), Inversora Dock Sud (Central Dock Sud) and Yacylec
- Figure 4 shows a summary of the direct and indirect ownership of Enersis and ELE in each company, and the direct and indirect ownership of Enersis as an end result if the Proposed Transaction is executed. Those Contributed Assets that are not currently consolidated by Enersis are highlighted
- **In terms of the structure of the Proposed Transaction, only the impacts and valuations according to the structure proposed by ELE were analyzed. Alternative analyses with respect to other possible structures were not performed**

Fig. 3: Contribution of Conosur into Enersis[1]

1. Spin-off of Conosur
endesa
Conosur
ELA
enersis
Contributed Assets
2. Contribution of Conosur
endesa
ELA
enersis
Conosur
Contributed Assets
3. Dissolution of Conosur
endesa
ELA
enersis
Contributed Assets

Fig. 4: Current and Post-Transaction Ownership of the Contributed Assets[2]

Country	Holding	Actual Ownership		Ownership of Enersis After Proposed Transaction
		ELE	Enersis	
Argentina	Edesur	6.22%	65.39%	71.61%
Argentina	Central Dock Sud	40.00%	0.00%	40.00%
Argentina	Yacylec	22.22%	0.00%	22.22%
Argentina	Cemsa	55.00%	26.99%	81.99%
Brazil	Ampla Energía	21.05%	70.22%	91.27%
Brazil	Ampla Investimentos	21.05%	70.22%	91.27%
Brazil	Endesa Brasil	28.48%	54.30%	82.79%
Chile	San Isidro	4.39%	57.34%	61.72%
Colombia	Codensa	26.66%	21.73%	48.40%
Colombia	Emgesa	21.61%	16.12%	37.73%
Peru	Edelnor	18.00%	57.54%	75.54%
Peru	Piura	96.49%	0.00%	96.49%

(1) *Source: Enersis "Instrumentalización del aporte: Conosur" October 4, 2012*
(2) *Source: Financial Statements of the companies, Enersis*

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I.B. General Assumptions and Methodology Used

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IMTrust

I.B.

Available Information

IMTrust

1. Enersis provided a virtual *Data Room* where the following information was uploaded:
   - Financial Statements (hereinafter "FS") of the Contributed Assets at the last available date: audited as of 31/12/2011 and unaudited as of 30/6/2012[1]
   - Presentations made to the Board of Directors by Enersis' management with respect to the Proposed Transaction
   - Forecasts for the 2012-2021 period for the Contributed Assets, Enersis, and its subsidiaries, which, according to Enersis:
     - Were prepared without knowledge of the Proposed Transaction
     - Are the same that are given to auditors, risk rating agencies and other entities, and are the ones that serve as a basis for setting objectives and incentives for the executives of Enersis and its subsidiaries
     - Are known by Enersis' Board of Directors, which formally, only approves the 2012 forecast which then becomes the Company's budget
   - The last revision to the 2012 budget and results updated as of June (hereinafter "UPA 6")
2. Meetings and visits with management and technical staff of Enersis
   - Work meetings were held with executives of most of the Contributed Assets, management of Enersis and members of the Board
   - On site visit to the facilities in Colombia and Brazil
   - IM Trust asked questions which, together with the questions of the independent appraiser appointed by the Committee of Directors, were answered through the *Data Room* by the Company
3. Public information available in the market; financial and market information services, analyst reports, etc

It must be stressed that:

- Enersis is listed on the Santiago Stock Exchange and on the New York Stock Exchange (NYSE), and therefore it is supervised by national and international regulatory authorities, among them, the SVS, the Securities and Exchange Commission (SEC), and other local regulatory bodies in the countries where it operates
- The analysis performed by IM Trust did not include a *due diligence* of Enersis or of the Contributed Assets. With respect to accounting, legal, tax, and regulatory matters, Enersis was asked for its best estimate, opinion, or forecast with respect to the impacts of the Proposed Transaction on Enersis and/or Conosur. These estimates, opinions, and forecasts have not been independently verified by experts other than the ones who helped Enersis formulate the answers and they have not been independently verified by IM Trust

(1) Some of the Contributed Assets present only limited FS as of 6/30/2012

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I.B.

General Considerations Used in the Independent Appraisal

IMTrust

- Given the estimates and opinions contained in the answers provided by Enersis to IM Trust and the information available in the Data Room, for this analysis we have assumed that the Proposed Transaction:
  - Is considered a capital increase with contributions in kind and in cash which are allowed by Chilean law and do not violate any norm in any jurisdiction applicable to Enersis and/or the Contributed Assets
  - Does not have regulatory, environmental, or antitrust effects adverse to Enersis and/or the Contributed Assets
  - Does not affect or violate agreements with partners, suppliers, clients, or any counterparty of Enersis or any of its related companies
  - Does not have accounting effects that might negatively impact the results of Enersis beyond the mere consolidation of the company being contributed or the Contributed Assets
  - Does not have tax effects that might impact the results of Enersis beyond the mere consolidation of the company being contributed or the Contributed Assets, with the exception of approximately USD 9 million estimated by Enersis for Endesa Brasil S.A. It is assumed that the final corporate structure will be completed within a reasonable time frame, before receiving dividends from the Contributed Assets
  - Does not generate new contingencies for Enersis and/or the Contributed Assets
  - Does not generate a loss or negatively affect political and economic rights, as a result of the transfer of ownership of the Contributed Assets
  - Does not affect or violate agreements in loan contracts or creditors of Enersis and/or subsidiaries
  - Its execution will be undertaken such that ELE at no time may exceed a 65% ownership in Enersis
  - Strategically, and as stated by ELE in its public presentations, we have assumed that if the Proposed Transaction is executed, Enersis would become the only growth and expansion vehicle for Enel in Latin America (with the exception of Enel Green Power, in its core business segments)
  - Considers representations and warranties by ELE for the Contributed Assets that are not currently part of Enersis' portfolio (Central Dock Sud, Yacylec and Eléctrica de Piura, and its related companies)
  - If the Proposed Transaction is not undertaken, Enersis would remain doing business as usual, in terms of the consolidation and management of the shares that holds in most of the companies contributed in the Proposed Transaction
  - Enersis would invest additional funds in Argentina, if and only the regulation and business environment in that market would allow the Company to expect an adequate return and access to the cash flows generated by those investments

Assumptions come from answers given by Enersis's management to questions asked by IM Trust

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I.B.

Analysis Methodology (1 of 2)

IMTrust

- The conclusions with respect to the questions asked in this Report depend on the analysis and answers that addresses the following:

Strategic Sense of the Proposed Transaction	**Does the Proposed Transaction makes sense, from a strategic point of view?** • This question must be addressed before entering into an analysis of the economic impacts of the Proposed Transaction
Market Valuation of Conosur	**What is the market value at which it would be attractive for an Enersis shareholder / investor to absorb the Contributed Assets or the shares of Conosur?** • The valuation must be in accordance with the conditions that prevail in the market at the time the Proposed Transaction is approved • The valuation must be consistent in relative terms with the valuation of Enersis
Impact of the Proposed Transaction on Enersis' Results	**What is the impact of the Proposed Transaction on the future income of Enersis?** • Considering scenarios for the use of cash proceeds raised in the capital increase, is the Proposed Transaction dilutive or accretive for Enersis shareholders?

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I.B.

Analysis Methodology (2 de 2)

IMTrust

- Below is a summary of the main points that were considered to analyze the Proposed Transaction:

Strategic Sense of the Proposed Transaction	• Business fit between the Contributed Assets and Enersis, and their strategic potential value • Potential strengthening of Enersis as a growth vehicle in the Latin America energy sector • Possible improvement in the market attractiveness of Enersis due to a greater size and liquidity (traded turnover)

Market Valuation of Conosur	• Valuation by discounted cash flow (hereinafter "DCF") for the Contributed Assets / Conosur
	• Valuation of Conosur in terms relative to Enersis' DCF value
	  • DCF Valuation of Enersis was made under consistent valuation criteria with respect to the Contributed Assets
	  • Analysis of the market value of Enersis with respect to its DCF valuation (Premium / Discount)
	• Consistency tests with respect to the values obtained:
	  • Valuation of Conosur by multiples for comparable companies
	  • Valuation of Conosur according to the market consensus and opinions of financial analysts

Impact of the Proposed Transaction on Enersis' Results	• Proposed Transaction in terms of earnings per share (hereinafter "EPS") is dilutive / accretive and in what time frames
	  • Scenarios for the number of shares to be issued in the potential capital increase and their issuance price
	  • Analysis of the use cash proceeds raised in the capital increase
	  • Contribution to and impact on the EPS derived from Conosur and from the use of funds in cash

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I.B.

Methodology Used for Performing the Market Valuation of Conosur

IMTrust

Discounted Cash Flow	• The Contributed Assets and Enersis' other subsidiaries were valued using a consistent evaluation criteria, reaching a valuation for Enersis and Conosur through a sum of the parts analysis under a DCF approach
	• The 2012-2012 forecasts from Enersis were adjusted by IM Trust according to criteria explained in Section II of the Report, among which the following are noteworthy:
	  • The macroeconomic forecasts of Enersis were used (cross checked against Consensus Economics[1]), and the operating and commercial scenarios of the Company were based on average hydrology
	  • It is assumed that all of the generation projects that are not already under construction, and that might be undertaken in the future, would have a present value equal to the initial investment required, and therefore they were not included in the forecast
	  • Tariff adjustments for distribution companies converge with regulatory returns
	  • Assets in Argentina, both for the Contributed Assets and for Enersis and its subsidiaries, do not contribute value today either by DCF or by market values
	  • The calculation of the terminal value was made as follows:
	    • Based on adjusted perpetual flow (capex, margins, working capital), without growth in real terms
	    • For Brazil, the forecast was limited to the contractual time frame of the concessions, assuming that upon expiration the net asset forecast value is delivered, as outlined by current regulations
	  • Discount rate or weighted average cost of capital (WACC), taxes and terminal values, calculated by IM Trust
	  • Net debt and contingencies as per FS as of 30 June 2012
	    • Contingencies were adjusted by IM Trust

Multiples of Comparable Companies	• Valuation of each Holding using multiples of comparable companies in each industry and market
	  • Business categories: Distribution / Transmission and Generation
	  • Market categories: MILA[2] (Chile, Colombia and Peru) and Brazil. An Emerging Markets sample was also used to check for MILA's consistency

Market Consensus	• Estimates and forecasts of market analysts
	  • Compilation of research reports published by national and international analysts for Enel, ELE, Enersis and the Contributed Assets
	  • A total of 19 reports published in the period January – September 2012, of which 10 were published before the announcement of the Proposed Transaction, were considered

(1) Consensus Economics, Latin America Consensus Forecasts (April-2012 survey)
(2) Integrated Latin American Market: comprised of Chile, Colombia, and Peru

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I.B.

Methodology Used for Analyzing the Use of Cash Proceeds Raised

IMTrust

Purchase of Minority Shareholders	• ELE has announced its intention to increase (through Enersis) its ownership in some companies that are already part of its portfolio and in which there is a possibility to buy shares in the market • We have included four companies in this analysis that meet certain criteria that make them eligible. These companies are: Coelce, Edegel, Edelnor and Endesa Chile • For these companies we have assumed a criteria for price, probability of success, and contribution to Enersis' earnings, which we can estimate from the DCF valuation exercise	**Estimated amount USD mn 1,764 – 1,898**

Development Projects	• Although Enersis and its subsidiaries have a large set of organic investment projects, for the purpose of this analysis they have not been considered due to:
	  • Difficulty of estimating objective parameters for profit and timing of the projects associated with their results and execution risks
	  • Enersis and its subsidiaries currently have the ability to self-finance those projects without the need for a capital increase
		Not considered in the analysis

Opportunities for Mergers and Acquisitions	• We understand and assume that there are and will appear M&A opportunities for Enersis in the short-term, however they have not been considered due to:
	  • The likelihood that they be executed in favor of Enersis is undefined
	  • The occurrence of the amounts involved as well as the implied return are uncertain and difficult to estimate
		Not considered in the analysis

Use of the Remaining Cash from the Capital Contribution in Cash	• For the effects of the DCF forecast, it has been assumed that the remainder that is not used to purchase minority shareholders will remain in cash yielding 1% annually before tax • We understand that in the short-term there are no opportunities for debt prepayment or amortization of liabilities that might have an alternative greater yield than that of a deposit	**Remaining Amount of the Purchase of Minority Shareholders**

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I.C.

Strategic Sense of the Proposed Transaction

IMTrust

- **The Proposed Transaction makes strategic sense and in general terms it would have positive effects on the Company. It increases the size of the Company and resolves a potential conflict of interest with respect to the future expansion of the controlling shareholder in the region. However, the absence of significant synergies in the combination of Enersis and the Contributed Assets, makes it difficult to justify paying premiums or prices above their market value to absorb / acquire Conosur**
- **Finally, the eventual realization resulting from the strategic Sense of the Proposed Transaction, if it were to occur in the future, would benefit each and every one of its shareholders, on a pro rata basis**

- Below is a summary of the main conclusions on the strategic Sense of the Proposed Transaction

Existence of a Business Fit and Potential Strategic Value of the Contributed Assets	• The Proposed Transaction has a business Sense with the operations of Enersis, increasing its ownership in known assets which are located principally in Enersis' target markets • The Proposed Transaction makes strategic sense, but the additional strategic value for Enersis would be equivalent to the initial investment required given that it does not imply entry into new markets, nor contemplates the occurrence of material synergies, nor implies a change of control or management of the assets, nor is it the result of a defensive response required in light of a third-party threat
Potential Strengthening of Enersis as a Growth Vehicle in Latin America	• The Proposed Transaction positions Enersis as the main expansion vehicle of its controlling shareholder in Latin America (with the exception of *Enel Green Power*) and it reduces the potential conflicts of interest that until now have been resolved through renewable strategic agreements • The Proposed Transaction strengthens the capital structure of Enersis for possible significant size growth opportunities. However, Enersis currently has a strong and sound financial position with easy access to the banking and capital markets
Possible Improvement in Market Attractiveness because of Greater Size, Liquidity and Visibility of Flows	• The Proposed Transaction could increase the liquidity of Enersis' shares. Although this feature goes in the right direction, it does not materially change Enersis' current position as a large cap and liquid company in Latin America • The Proposed Transaction does not materially change the structure nor does it simplifies the ownership structure of Enersis' subsidiaries

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I.C.

Valuation of Enersis and Conosur

- The results of the DCF valuation of Enersis and Conosur, under consistent assumptions, are presented below
  - Figure 5 shows the DCF value of Enersis and its differential with its market capitalization at the closing of the announcement date of the Proposed Transaction, and as of Tuesday October 23, 2012
  - Figure 6 compares the value of Conosur using the same discount that Enersis has with respect to its DCF value, and as a reference the valuation of Conosur using multiples of comparable companies and according to analysts market consensus

Fig. 5: DCF Valuation of Enersis[1]

USD million
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
14,836
11,132
12,836
25.0%
13.5%
Discount between 13.5% and 25.0% related to Enersis DCF average valuation
DCF Valuation (September 2012) @ CLP 216 p.s.
Market Capitalization (Enersis Price October 23, 2012) @ CLP 162 p.s.
Market Capitalization (Enersis Price - Announcement Day) @ CLP 187 p.s.

Fig. 6: DCF Valuation of Conosur[1]

USD million
6,000
5,000
4,000
3,000
2,000
1,000
0
Discount
25.0%
Discount
13.5%
4,709
3,533
4,074
4,165
3,827
DCF Valuation (September 2012)
Conosur's Value (Enersis Price to October 23, 2012) @ CLP 162 p.s.
Conosur's Value (Enersis Price - Announcement Day) @ CLP 187 p.s.
Market Multiples Valuation
Market Consensus

(1) *Source IM Trust. Fx USDCLP: 475.7*

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I.C.

Market Value Range of Conosur and Equivalency of Contributions

IMTrust

- Given that:
  - Enersis is the best comparable of Conosur because it has a similar exposure to businesses and markets, is managed by the same management and its forecasts include those of the Contributed Assets; and
  - The Proposed Transactions includes the absorption of Conosur through a capital increase of Enersis (i.e., it is paid with shares of Enersis)
- The value of Conosur that reflects current market conditions and makes the contribution in kind consistent with the contribution in cash, must be calculated by adjusting the DCF value of Conosur by the implicit premium / discount in the price at which the capital increase in Enersis is made with respect to the DCF value of Enersis. The latter, should be performed with the same assumption criteria and adjustments to the forecasts that were used for the valuation of Conosur
- Therefore, and derived from the ratio between the DCF valuations of Enersis and Conosur, and using the same valuation criteria, we estimate that the market value of Conosur is in the range of 30.9% to 32.5% of the market capitalization of Enersis, using the price per share at which the capital increase would be subscribed (see detail in Figure 7)

Fig. 7: Range of Conosur's Market Value and Equivalency of the Contribution in Shares and in Kind[1]

	Enersis Equity Value	Capital Increase Price	Value of Conosur's Contribution	Amount Contributed in Cash	Capital Increase Amount(1)	Capital Increase Shares
	USD mn	CLP / share	USD mn	USD mn	USD mn	Million shares
	15,101	220	4,673 - 4,913	3,036 - 3,191	7,709 - 8,104	16,668 - 17,522
Results using Enersis and Holdings DCF	14,836	216	4,591 - 4,826	2,982 - 3,135	7,573 - 7,962	16,668 - 17,522
	13,728	200	4,248 - 4,466	2,760 - 2,901	7,008 - 7,367	16,668 - 17,522
	13,042	190	4,036 - 4,243	2,622 - 2,756	6,658 - 6,999	16,668 - 17,522
Results using Enersis Market Price on the Announcement Day	12,836	187	3,972 - 4,176	2,580 - 2,713	6,553 - 6,889	16,668 - 17,522
	11,669	170	3,611 - 3,796	2,346 - 2,466	5,957 - 6,262	16,668 - 17,522
Results using Enersis Market Price to October 23, 2012	11,132	162	3,445 - 3,621	2,238 - 2,353	5,682 - 5,974	16,668 - 17,522
	10,296	150	3,186 - 3,350	2,070 - 2,176	5,256 - 5,526	16,668 - 17,522

(1) *ELE proposes that the total capital increase be equal to 1/60,62% of the value of the Contributed Assets. See terms of the Proposed Transaction analyzed on page 7. Fx: USDCLP 475.7*

www.imtrust.com 21

I.C.

Impact of the Proposed Transaction on Earnings Per Share

- Below is an analysis of the impact in the EPS for Enersis under the Proposed Transaction, using the earnings from Conosur, the use of cash and costs related to its execution
- Based on the analysis performed, it was assumed that the use of funds for the in cash contribution would be used for the purchase of minority shareholders and the remainder kept as cash
- In the tables of Figure 8, for illustrative purposes it was considered that:
  - The value of the contribution of Conosur at the mid point of the range in Figure 7 (page 21) using the closing market price of Enersis as of Tuesday, October 23, 2012
  - The value of the contribution of Conosur at the mid point, using the closing price on the day of the announcement of the Proposed Transaction (July 25, 2012)

Fig. 8: Analysis of the Impact in Enersis' EPS Using the Current Price and the Price on the Announcement Day[1]

Price as of October 23, 2012

Figures in USD million, except numbers per share

Conosur Value (average)	3,533
Capital Increase Amount	5,828
Capital Increase Price (CLP)	162
Purchase of Minority Shares (average)	1,831
Outstanding Shares	32,651
Number of shares to be issued (mn)	17,094
% Total Shares	34%
Total Shares	49,746

		2013E	2014E	2015E
Enersis EPS Pre Proposed Transaction		**100.0%**	**100.0%**	**100.0%**
(+)	Enersis EPS (Post Capital Increase)	65.6%	65.6%	65.6%
(+)	Contributed Assets EPS	26.0%	25.6%	22.9%
(+)	EPS Use of Cash	11.2%	13.6%	12.1%
(+/-)	EPS Proposed Transaction Costs(2)	(2.6%)	0.0%	0.0%
Enersis EPS Post Proposed Transaction		**100.1%**	**104.8%**	**100.6%**
EPS Impact Accretion / (Dilution)		**0.1%**	**4.8%**	**0.6%**

Price on the Announcement Day

Figures in USD million, except numbers per share

Conosur Value (average)	4,074
Capital Increase Amount	6,720
Capital Increase Price (CLP)	187
Purchase of Minority Shares (average)	1,831
Outstanding Shares	32,651
Number of shares to be issued (mn)	17,094
% Total Shares	34%
Total Shares	49,746

		2013E	2014E	2015E
Enersis EPS Pre Proposed Transaction		**100.0%**	**100.0%**	**100.0%**
(+)	Enersis EPS (Post Capital Increase)	65.6%	65.6%	65.6%
(+)	Contributed Assets EPS	26.0%	25.6%	22.9%
(+)	EPS Use of Cash	11.4%	13.8%	12.3%
(+/-)	EPS Proposed Transaction Costs(2)	(3.0%)	0.0%	0.0%
Enersis EPS Post Proposed Transaction		**100.0%**	**105.0%**	**100.8%**
EPS Impact Accretion / (Dilution)		**0.0%**	**5.0%**	**0.8%**

(1) *A growth in the net income of Endesa Chile and Coelce is forecast for 2014, this explains, at large, the increase in the EPS due to the use of funds. For 2015, Brazil's net income decreases, which impacts the EPS. Fx: USDCLP 475.7*

(2) *Costs EPS includes USD 9 million of tax impact for Endesa Brasil S.A and an estimated 0.5% as a capital increase advisory fee, both of which could be capitalized and not included in the P&L, have been considered as a cost for this analysis*

www.imtrust.com 22

I.C.

Conclusions of the Report

- The Proposed Transaction makes strategic sense and in general terms would have positive effects on the Company. It increases the size of the Company and resolves a potential conflict with respect to the future expansion of the controlling shareholder in the region. However, the absence of significant synergies in the combination of Enersis and the Contributed Assets, makes it difficult to justify paying premiums or prices above market value to absorb / acquire the aforementioned Contributed Assets (grouped under Conosur)
- We estimate that Conosur's market value within the context of the Proposed Transaction is equivalent to an interest in Enersis in the range of 30.9% to 32.5% of its market capitalization, calculated prior to the capital increase, using the per-share price at which it would be subscribed
  - As of the date of this Report, and using Enersis' closing market price on Tuesday, October 23, 2012 (CLP 162.2 per share), the market value of Conosur would be between USD 3,445 million and USD 3,621 million
  - The DCF valuations of Conosur and Enersis calculated under consistent criteria resulted in USD 4,709 million and USD 14,836 million respectively, which determines the mid point of the aforementioned exchange ratio
- Assuming that part of the cash proceeds raised in the capital increase are invested to purchase minority shareholders for an amount of between USD 1,764 million and USD 1,898 million, and the remainder is kept as cash, the Proposed Transaction would be approximately neutral in 2013 and accretive in 2014 and 2015 in terms of Enersis' EPS
- In addition, under our analysis we have assumed that the Proposed Transaction would consider the following:
  - It would be executed such that ELE at no time would exceed a 65% ownership in Enersis. Likewise, and in the event the proceeds are used to buy minority shareholders, Enersis would not exceed 65% ownership in Endesa Chile
  - Enersis' controlling shareholders would commit to conduct their growth in the electricity sector in the region through Enersis (with the exception of Enel Green Power)
  - Enersis would invest additional funds in Argentina, if and only when the regulation and business environment in that market would allow the Company to expect an adequate return and access to the cash flows generated by those investments
  - ELE would provide representations and warranties with respect to Central Dock Sud, Yacylec and Eléctrica de Piura, which are not managed nor currently held by Enersis
- Assuming that the strategic and economic aspects, and the equivalencies stated above are substantially respected, we consider that the Proposed Transaction:
  - Would contribute to the best interest of Enersis and its shareholders;
  - Would be in accordance with prices, terms, and conditions prevailing in the market;
  - The contributions in kind and in cash would be approximately equivalente

www.imtrust.com 23

II.A. Description of the Contributed Assets

www.imtrust.com

IMTrust

II.A.

Description of the Contributed Assets (1 of 4)

IMTrust

		Business	Financial Figures[1] (Year 2011, USD mn)	Operating Figures[1]	ELA's ownership
Argentina	Edesur	▪ Electricity distribution in the city of Buenos Aires and residential areas in the south of the city ▪ Concession area of 3,309 km²	▪ Revenues: 550.8 ▪ EBITDA: (48.9) ▪ Net Income: (109.2)	▪ NC: 2.4 mn ▪ ES: 17,233 GWh	▪ 6.2%
Argentina	Central Dock Sud	▪ Thermal generation of electricity ▪ Installed in the Dock Sud area, in the province of Buenos Aires	▪ Revenues: 327.3 ▪ EBITDA: 67.5 ▪ Net Income: 17.6	▪ IC: 870 MW ▪ ES: 5,229 GWh	▪ 40.0%
Argentina	Inversora Dock Sud	▪ Central Dock Sud's controlling holding company	▪ Revenues: 0,0 ▪ EBITDA: (0.1) ▪ Net Income: 14.8	▪ n.m.	▪ 57.2%
Argentina	Yacylec	▪ Electricity transmission from the Yacyreta hydroelectric power plant	▪ Revenues: 4.4 ▪ EBITDA: 1.5 ▪ Net Income: 1.0	▪ KL: 281 Km	▪ 22.2%
Argentina	Cemsa	▪ Wholesale purchase and sale of electricity produced by third parties and to be consumed by third parties, Including imports and exports	▪ Revenues: 20.9 ▪ EBITDA: 1.5 ▪ Net Income: 1.4	▪ n.m.	▪ 55.0%
Brazil	Ampla Energía	▪ Electricity distribution in the State of Río de Janeiro covering 32,615 km² ▪ Mainly serves residential customers	▪ Revenues: 1,775.7 ▪ EBITDA: 408.0 ▪ Net Income: 112.8	▪ NC: 2.6 mn ▪ ES: 10,223 GWh	▪ 21.1%
Brazil	Coelce	▪ Electricity distribution in the State of Ceará, covering an area of 148,825 km² ▪ Mainly serves residential customers	▪ Revenues: 1,408.4 ▪ EBITDA: 404.7 ▪ Net Income: 252.6	▪ NC: 3.2 mn ▪ ES: 8,970 GWh	▪ 15.2%

IC: Installed capacity - ES: Electricity Sales- KL: Kilometers of line - NC: Number of clients

(1) Source: FS of the companies. Figures as of December 31, 2011. Fx: USDARS 4.3 and USD BRL 1.87

www.imtrust.com 26

II.A.

Description of the Contributed Assets (2 of 4)

		Business	Financial Figures[1] (Year 2011, USD mn)	Operating Figures[1]	ELA's ownership
Brazil	Cachoeira	▪ Run of the river hydroelectric power plant, with 10 generating units ▪ Located in the State of Goiás	▪ Revenues: 219.6 ▪ EBITDA: 179.6 ▪ Net Income: 192.4	▪ IC: 665 MW ▪ ES: 3,986 GWh	▪ 28.4%
	Fortaleza	▪ Combined cycle natural gas thermal plant ▪ Located in the State of Ceará, its main customer being Coelce	▪ Revenues: 226.3 ▪ EBITDA: 106.3 ▪ Net Income: 74.9	▪ IC: 322 MW ▪ ES: 2,842 GWh	▪ 28.5%
	Cien	▪ Electricity transmission between Argentina and Brazil covering a distance of 500 km	▪ Revenues: 138.7 ▪ EBITDA: 78.4 ▪ Net Income: 37.0	▪ IC: 2,098 MW ▪ KL: 1,000 Km	▪ 28.5%
	Prátil	▪ Integrated solutions company in the states of Río de Janeiro and Ceará	▪ Revenues: 10.4 ▪ EBITDA: 2.8 ▪ Net Income: 1.8	▪ n.m.	▪ 28.5%
	Ampla Investimentos	▪ Holding company of Investluz	▪ Revenues: 0.0 ▪ EBITDA: (0.3) ▪ Net Income: 25.7	▪ n.m.	▪ 21.1%
	Endesa Brasil	▪ Holding company that groups and manages the assets of Enersis, ELA, Endesa Chile and Chilectra in Brazil	▪ Revenues: 0.0 ▪ EBITDA: (14.1) ▪ Net Income: 467.0	▪ n.m.	▪ 28.5%
	Investluz	▪ Coelce's controlling holding company	▪ Revenues: 0.0 ▪ EBITDA: (16.1) ▪ Net Income: 112.2	▪ n.m.	▪ 25.8%

IC: Installed capacity - ES: Electricity Sales- KL: Kilometers of line - NC: Number of clients
(1) Source: FS of the companies. Figures as of December 31, 2011. Fx: USDBRL 1.87

www.imtrust.com 27

II.A.

Description of the Contributed Assets (3 of 4)

IMTrust

		Business	Financial Figures[1] (Year 2011, USD mn)	Operating Figures[1]	ELA's ownership
Chile	San Isidro	▪ Combined cycle thermoelectricity generation in the region of Valparaíso ▪ In 2012, San Isidro was merged with Pangue	▪ Revenues: 471.7 ▪ EBITDA: 127.6 ▪ Net Income: 86.0	▪ IC: 379 MW ▪ ES: 2,459 GWh[2]	▪ 4.4%
Chile	Pangue	▪ Hydroelectric generation dam ▪ Reservoir located in the region of Bío Bío ▪ In 2012, Pangue was merged with San Isidro	▪ Revenues: 229.8 ▪ EBITDA: 200.7 ▪ Net Income: 151.1	▪ IC: 467 MW ▪ ES: 1,798 GWh	▪ 4.4%
Chile	Transquillota	▪ Electricity transmission that connects San Isidro and Nehuenco with the SIC	▪ Revenues: 4.5 ▪ EBITDA: 2.8 ▪ Net Income: 1.3	▪ IC: 220 KW ▪ KL: 8 Km	▪ 2.2%
Colombia	Codensa	▪ Distributes and sells electricity in Bogotá and 96 municipalities in the departments of Cundinamarca, Boyacá and Tolima ▪ Covers an area of 18,217 km²	▪ Revenues: 1,543.1 ▪ EBITDA: 504.7 ▪ Net Income: 236.5	▪ NC: 2.6 mn ▪ ES: 12,857 GWh	▪ 26,7%
Colombia	Emgesa	▪ Electricity generation through hydroelectric and thermoelectric plants	▪ Revenues: 981.4 ▪ EBITDA: 648.5 ▪ Net Income: 345.1	▪ IC: 2,914 MW ▪ ES: 15,112 GWh	▪ 21.6%
Colombia	Cundinamarca	▪ Distributes and sells electricity in the department of Cundinamarca	▪ Revenues: 135.7 ▪ EBITDA: 27.2 ▪ Net Income: 15.9	▪ NC: 0.3 mn ▪ ES: 6,229 GWh	▪ 10.8%
Colombia	Decsa	▪ Empresa de Energía Cundinamarca's controlling holding company	▪ Revenues: 0.6 ▪ EBITDA: (0.6) ▪ Net Income: 13.1	▪ n.m.	▪ 13.1%

IC: Installed capacity - ES: Electricity Sales- KL: Kilometers of line - NC: Number of clients
(1) Source: FS of the companies. Figures as of December 31, 2011. Fx: USDCLP 518.5 and USDCOP 1,935.2
(2) Includes the electricity sales of San Isidro I and San Isidro II, together

www.imtrust.com 28

II.A.

Description of the Contributed Assets (4 of 4)

IMTrust

		Business	Financial Figures[1] (Year 2011, USD mn)	Operating Figures[1]	ELA's ownership
Peru	Edelnor	▪ Distribution and sale of electricity to the northern part of Metropolitan Lima and the provinces of Callao, Huaura, Huaral, Barranca and Oyón ▪ Covers an area of 2,440 km²	▪ Revenues: 672.2 ▪ EBITDA: 181.0 ▪ Net Income: 76.8	▪ NC: 1.1 mn ▪ ES: 6,572 GWh	▪ 18.0%
Peru	Eléctrica de Piura	▪ Electricity generation with two thermal plants: Malacas and Malacas 2	▪ Revenues: 122.3 ▪ EBITDA: 50.4 ▪ Net Income: 31.3	▪ IC: 131 MW ▪ ES: 7,020 GWh	▪ 96.5%
Peru	Generalima	▪ Holding company with investments in Piura	▪ Revenues: 0.0 ▪ EBITDA: (2.8) ▪ Net Income: (3.0)	▪ n.m.	▪ 100.0%
Peru	Distrilima	▪ Edelnor's controlling holding company	▪ Revenues: 0.0 ▪ EBITDA: (0.0) ▪ Net Income: 25.6	▪ n.m.	▪ 34.8%
Peru	Cabo Blanco	▪ Piura's controlling holding company	▪ Revenues: 0.0 ▪ EBITDA: (0.0) ▪ Net Income: (0.0)	▪ n.m.	▪ 100.0%

IC: Installed capacity - ES: Electricity Sales- KL: Kilometers of line - NC: Number of clients

(1) Source: FS of the companies. Figures as of December 31, 2011. Fx : USDPEN 2.69

www.imtrust.com 29

II.B. Strategic Sense of the Proposed Transaction

www.imtrust.com

IMTrust

II.B.

Business Sense and Potential Strategic Value (1 of 3)

- The Contributed Assets are assets in the electricity generation, transmission, and distribution industry in markets where Enersis is already present
  - Figures 9 and 10 show that the proportional income of Conosur projected through December 2012, would come mainly from the electricity distribution and generation businesses, and from Colombia and Brazil
- Enersis knows the Contributed Assets and the markets where they operate, diminishing uncertainties
  - Currently, Enersis consolidates and manages 9 of the 13 Contributed Assets
  - The fact that the Contributed Assets to be received are known by Enersis, does not necessarily make them more valuable, because it does not affect their ability to generate cash flows in addition to those that are already included in the projections
  - The fact that the Contributed Assets are known by Enersis might imply specific savings in terms of the cost associated with performing a *due diligence* of the Contributed Assets. This lower cost is not significant and is already included in the costs related to the Proposed Transaction
  - From ELE's point of view, the fact that the Contributed Assets are known, avoids having to make representations and warranties to Enersis in most of the Contributed Assets

Fig. 9: Net Profit Breakdown by Business[1]

Enersis
2012 E
38%
62%
Conosur
2012 E
47%
53%
Generation
Transmition and Distribution

Fig. 10: Net Profit Breakdown by Market[1]

Enersis
2012 E
12%
17%
18%
53%
Conosur
2012 E
8%
46%
44%
2%
Brazil
Chile
Colombia
Peru

(1) Source Enersis. Argentina is excluded from the calculations

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31

II.B.

Business Sense and Potential Strategic Value (2 of 3)

- The majority of the Contributed Assets are located in markets where Enersis has stated interest to remain and grow
  - The exception would be the Argentinean companies, given the existing uncertainty in its current and future regulatory environment
- The Proposed Transaction might simplify (in part) the current corporate structure of Enersis
  - The Proposed Transaction closes an historic investment cycle in Latin America, that dates back to the years in which Enersis and ELA were non related companies, and forged alliances to undertake large investments in the privatization processes of the region
  - It is possible that Enersis' current complex corporate structure could have an impact on how the research analysts understand the Company and therefore, their valuations. However, this effect cannot be easily isolated or quantified
  - The Proposed Transaction increases Enersis' ownership in companies in which it already has a stake, but it does not necessarily simplify its corporate structure. In some cases the Proposed Transaction would establish additional direct and indirect ownership from Enersis in some Contributed Assets through different vehicles. For example, from a business standpoint Emgesa should be owned by Endesa Chile (generation assets) and under the Proposed Transaction it would be owned by both Endesa Chile and Enersis
  - Enersis would consolidate its leadership position in the Chilean stock market. Headquartered in Santiago, Enersis would manage the investment process aimed to meet the growing demand of energy in most of the countries where the Company operates
  - Considering the above reasons, and although there are positive considerations and the ownership stake in the Contributed Assets increases, it is difficult to guarantee that the Proposed Transaction will materially simplify Enersis' corporate structure

www.imtrust.com 32

II.B.

Business Sense and Potential Strategic Value (3 of 3)

IMTrust

- In general, it is considered that a transaction has a strategic value for a buyer if it includes, among other things:
  1. Entry to new businesses or attractive markets with a strategic or growth potential
  2. Existence of synergies as a result of the integration of operations
  3. Control takeover of operations that could involve a management turnaround and the potential generation of additional flows
  4. A defensive move with respect to a competitor, a third party, or other, etc

- Regarding the Proposed Transaction:
  1. It does not involve an entry to a new business or market that has a strategic value for Enersis
  2. There are no operational synergies since Enersis currently manages the Contributed Assets under a similar structure to that of its other operations
     - According to the information available, the Contributed Assets reflect the main costs needed for their operations in their FS
     - Enersis consolidates the majority of the liabilities of the Contributed Assets and receives a portion of the profits. Through the Proposed Transaction, Enersis would increase the profit that it receives compared to the debt that it consolidates
  3. No material change in the control status of the Contributed Assets[1]
     - Enersis already consolidates and controls the majority of the Contributed Assets. The Proposed Transaction does not involve a direct change of control, and the ultimate controller of the Contributed Assets (ELE) remains the same
     - From the point of view of a third party, the strategic value associated with a potential acquisition of Conosur is low, given that they would not allow him to exercise direct control over the assets
  4. There is no evidence that the Proposed Transaction has a defensive characteristic with respect to any material threat

- **Although the integration of the Contributed Assets allows Enersis to grow mainly in two attractive markets (Colombia and Brazil) through known assets, no synergies, changes of control or management turnaround of the Companies is contemplated, nor are direct effects of a defensive nature**
- **The Proposed Transaction makes strategic sense and in general terms would have positive effects on the Company. It increases the size of the Company and resolves a potential conflict with respect to the future expansion of the controlling shareholder in the region. However, the absence of significant synergies in the combination of Enersis and the Contributed Assets, makes it difficult to justify paying premiums or prices above their market value to absorb / acquire the Contributed Assets (grouped under Conosur)**

1) Codensa, Emgesa, Eléctrica de Piura and Central Dock Sud are the only Contributed Assets where ELE holds greater ownership than Enersis. Enersis currently manages and consolidates Codensa and Emgesa

www.imtrust.com 33

II.B.

Potential Strengthening of Enersis as a Growth Vehicle (1 of 2)

IMTrust

- Under the Proposed Transaction, Enersis would strengthen its capital structure, allowing the Company to be in a better position to capitalize eventual growth opportunities that require large investments
- In addition, in a competitive environment for new investments, Enersis faces companies and investment funds with high levels of liquidity and fluid access to capital markets and banks
- The financial strength that results from the Proposed Transaction would be positive, and it might eventually give a competitive advantage under the current scenario, but it is difficult to quantify. In any case, today Enersis is a company with low debt, stable credit ratings and with a broad access to the local and international capital markets
  - As shown in Figure 11, the Proposed Transaction would leave Enersis with a large amount of cash and low debt ratios relative to the cash flows it generates. This would allow Enersis to undertake large projects reducing the risk of financing
  - In situations where direct competitors have less liquidity or access to the capital markets, having high levels of cash becomes a more relevant asset. Currently, there is no clear evidence of this situation (Figure 12)
  - Although having a large amount of cash and low debt might be positive, market agents might believe that the Company could be overcapitalized, which could be inefficient given current market conditions
- Better financial strength might be taken as a positive feature by the market, although the real value of having higher levels of cash will depend on the use given to the funds (projects and investments) with returns above those required

Fig. 11: Liquidity and Debt Ratios[1]

Illustrative exercise of the impact of the Proposed Transaction using a capital increase in the mid pointof the range of Figure 7 (page 21), using the market closing price as of Tuesday October 23, 2012

	Pre Proposed Transaction (July 25, 2012)	Post Capital Increase
Net Debt / EBITDA	1.4 x	0.9 x
Total Cash (USD mn)	1,460	3,755
Liabilities / Equity	0.9 x	0.8 x

Fig. 12: Liquidity and Debt Profile of Main Players[2]

Financials Ratios of Comparable Companies, USD mn					
	Net Debt / EBITDA	Total Cash	Debt / Equity	Credit Ratings	
				Moody's	S&P
AES Corp	4.0 x	1,727	2.33	Ba3	BB-
GDF Suez	2.6 x	23,221	0.90	A1	A1
Duke Energy	3.7 x	1,526	0.96	Baa2	BBB+
Iberdrola	3.6 x	2,705	0.98	Baa1	BBB+
Enersis	1.4 x	1,460	0.52	Baa2	BBB+
Cemig	2.2 x	1,152	1.24	Ba1	BB
Eletrobras	4.8 x	1,943	0.62	Baa2	BBB

(1) Source IM Trust and FS of the respective companies. Fx: USDCLP 475.6
(2) Source IM Trust, Capital IQ and Bloomberg

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34

II.B.

Potential Strengthening of Enersis as a Growth Vehicle (2 of 2)

IMTrust

- The Proposed Transaction would establish Enersis as the main investment vehicle of its controlling shareholder in Latin America[1], reducing potential conflicts of interest
  - ELE has two investment vehicles in the region (Enersis and ELA), where there is a potential risk of competition. In addition, Enel (ELE's controller) invests in renewable energy through *Enel Green Power*
  - The Proposed Transaction resolves the potential conflict between Enersis and ELA, but it does not resolve a possible conflict of interest regarding through which vehicle would Enel choose to undertake its renewable energy projects (Enersis, Endesa Chile or *Enel Green Power*)
  - The Proposed Transaction definitively establishes the control and consolidation of some of the Contributed Assets in Enersis that are currently done through a renewable contract
- When analyzing a potential increase in its relative size in the industry, no benefits are considered regarding a proportional increase in ownership of the Contributed Assets
  - As shown in Figures 13 and 14, Enersis is already one of the main players in the region at a consolidated level. The increase in installed capacity comes mainly from Argentina, which reduces the attractiveness of this increase
  - Enersis competes with companies that are comparable in size and financial strength, and therefore no competitive advantage is foreseen from a greater ownership of assets that Enersis already consolidates
- **The Proposed Transaction strengthens the capital structure of Enersis to deal with possible growth opportunities and it reduces the potential conflicts of interest with its controlling shareholder in the future**

Fig. 13: Installed Capacity (MW)[2]

41,621
15,835
14,832
← 1,003 to be contributed
12,616
11,500
6,964
5,864
Eletrobras
enersis
AES
GDF SUEZ
CEMIG
IBERDROLA

Fig. 14: Customers (000s)[2]

13,655
12,200
8,700
7,990
7,336
3,490
enersis
IBERDROLA
AES
Sempra Energy
CEMIG
Eletrobras

(1) *As stated by ELE in its roadshow presentation. Not directly confirmed with ELE or Enel*
(2) *Source: FS and websites of the respective companies. Only includes presence in Latam*

www.imtrust.com 35

II.B.

Possible Improvement in Market Attractiveness due to Size, Liquidity, and Visibility of Flows

IMTrust

- In general, an increase in liquidity might imply a greater attractiveness of the shares from a market standpoint if:
  1. The stock currently has a low liquidity
  2. It allows the stock to be included or significantly increase its presence in a relevant index (IPSA, *MSCI Latam*, etc.)
- Despite the fact that the Proposed Transaction could potentially increase Enersis's liquidity (increase in the number of shares under circulation), we have not foreseen a potential improvement in its market attractiveness in our analysis
  - Figure 15 shows that Enersis has significant liquidity under local standards, being the #4 company in terms of volume traded
  - Figure 16 shows that the Enersis's liquidity levels are in line with volume traded by several comparable companies in Latin America
  - Enersis is already considered a *large cap* stock under international standards, and is included in the main indices and a potential entry to a major index as a result of the potential liquidity increase is uncertain
- The Proposed Transaction allows Enersis to obtain a greater percentage of the profit from the Contributed Assets it currently consolidates, which could eventually have a positive impact on research coverage of the Company, but this potential upside is difficult to estimate and quantify, and its effects depend on the conditions under which the Proposed Transaction is finally executed

- **The Proposed Transaction increases Enersis's liquidity, but it does not materially change its current status as a large and liquid company, both in local and Latin American standards**

Fig. 15: Traded Amount of Enersis with Respect to IPSA[1]

1 2 2 2 3 3 6 6 4 4 10 10 8 10 10 12 10 6 4
20%
15%
10%
5%
0%
Q1 2008 Q2 Q3 Q4 Q1 2009 Q2 Q3 Q4 Q1 2010 Q2 Q3 Q4 Q1 2011 Q2 Q3 Q4 Q1 2012 Q2 Q3
% Turnover
Ranking by Turnover

Fig. 16: Annual Volume Traded, Integrated Electricity Companies[1]

USD mn
40
30
20
10
0
11 33 17
7 22 12
7 22 11
6 24 10
6 30 8
2008
2009
2010
2011
3Q2012
Enersis (Chile)
CEMIG (Brasil)
Eletrobras (Brasil)

(1) Source Bloomberg and IM Trust. Values used represent the daily closing turnover. Fx: Bloomberg

www.imtrust.com 36

II.C. Valuation of Conosur

www.imtrust.com

IMTrust

II.C.1. Discounted Cash Flow Valuation

www.imtrust.com

IMTrust

II.C.1.

General Assumptions and Adjustments

IMTrust

- For the DCF valuation of the Contributed Assets and Enersis, forecasts were used according to the budget of each one of Enersis' subsidiaries, adjusted by IM Trust
  - For 2012 the UPA 6[1] was used and for the 2013 – 2021 forecasts the POA-PM 2012-2021[1] was used
  - A macroeconomic framework was submitted that includes growth forecasts by country, exchange rate, inflation, growth in electricity demand and main commodity prices. This macroeconomic framework was checked for consistence with the Latin America report by Consensus Economics published in April 2012, and no significant variations were found
  - A scenario of regulatory and tax stability was assumed, based on the currently available information
  - Discount rates or weighted average cost of capital (hereinafter "WACC"), taxes and terminal values, calculated by IM Trust
  - The calculation of the terminal value was made:
    - Based on an adjusted perpetual flow (capex, margins, working capital) without real growth
    - In Brazil the contract period of the concessions was limited, assuming that they end in exchange for the net asset projected value according to the current regulation
- The holding companies, except for Endesa Brasil and Enersis (which were valued by DCF with forecasts) were valued through perpetuity of their respective "holding expenses" (historical information)
- The company without forecasts (Transquillota) was valued based on its book value
- The FS of the Contributed Assets as of June 30, 2012 were used to calculate net debt
- The contingencies were adjusted by IM Trust
- As a result of the analysis and the application of its own criteria, IM trust made adjustments to the forecasts of some of the Contributed Assets and subsidiaries of Enersis, which are detailed in this Section
- On the following page, Figures 17 and 18 show the main assumptions used to discount the cash flows of the Contributed Assets and Enersis

(1) POA-PM correspond to 10-year forecasts made by Enersis annually and UPA 6 corresponds to the latest estimates for this year

www.imtrust.com 39

II.C.1.

Explanatory Figures of the Model

IMTrust

Fig. 17: DCF Methodology

- (+) Revenues
- (-) Costs
- (-) SGA[1]
- (+) EBITDA
- (-) Tax on EBIT
- (-) Capex
- (-) Working Capital
- **Free Cash Flow**
- Discounted by WACC
- **EV**
- (-) Net Financial Debt[2]
- (-) Adjustments[3]
- **Equity Value**

Fig. 18: Main Valuation Criteria

Type of Valuation	• Conosur: stand alone valuation of each asset and subsequent sum of the parts • Enersisr: stand alone valuation of each asset and subsequent sum of the parts
Currency	• Local currency converted to USD using the proyected exchange rate for each year
Forecast Date Range	• 9.5 years (June 2012 – December 2021)
Valuation Date	• 30 de Septiembre de 2012 (Adjusted from June by cost of equity - paid dividends)
Terminal Value	• Growth based on forecasted inflation (no real growth) • Perpetual flow adjusted to considered the long term situation, in terms of margins, capex and working capital • For those businesses that depend on finite concessions (Brazil), regualtory concession lifespan was considered, and the net asset book value was calculated
Discount Rate	• Risk-free rate: 20 years US T-Bond • Country Risk is Credit Default Swap of 10 years • Beta for each business • 6% Market-risk premium (IM Trust Criterion) • Debt interest rate, according to bonds of comparable companies in the market
Tax Rate	• Current corporte tax of each country

(1) Selling, General and Administrative Expense
(2) Net Financial Debt = Financial Debt – Cash and Cash Equivalents
(3) Adjustments: Dividends receivable, deposits for litigation, contingencies and provisions adjusted by IM Trust and dividends payable

www.imtrust.com 40

II.C.1.

Main Adjustments and Assumptions for each Business and Asset

IMTrust

Main Adjustments and Assumptions by Business

- Generation
  - Only projects that were already under construction were included
  - Assumptions for the construction of the energy margin
    - Average hydrological scenario for all years (except 2012) and regions under study (regardless of whether this variable can be made sensitive we believe its use is appropriate as a base scenario)
      - For 2012, the latest results estimation (UPA 6)
    - Commercial policies projected by Enersis and its subsidiaries for procurement and sale of electricity
    - Forecast of electricity dispatch for each business
    - Electricity and commodity prices for each market
  - Last flow used as terminal value was adjusted using the average contribution margin of the last three years of forecast. A capex that allows for capacity to be renewed once the useful life of the asset is fulfilled
- Distribution
  - Last flow used as terminal value was adjusted using the average maintenance capex in USD terms per customer during the forecast period

Main Adjustments and Assumptions By Asset

- **Ampla:** A regulatory WACC revision was made for the fifth tariff cycle. It was considered that the concession ends on 2026, receiving the net asset value
- **Coelce:** A regulatory WACC revision was made for the fifth tariff cycle. It was considered that the concession ends on 2028, receiving the net asset value
- **Fortaleza:** To calculate its terminal value, only a capacity payment is received from the end of the supply contract with Coelce (2023)
- **Cachoeira:** It was considered that the concession ends on 2027, receiving the net asset value
- **Cien:** It was considered that the concession of line 1 and line 2 end in 2020 and 2022 respectively, receiving the net asset value
- **Prátil:** Given the differences between forecasts and the UPA 6, a 50% achievement of forecasted revenues was used, maintaining the contribution margin established in the forecasts
- **Codensa:** A regulatory WACC revision was made for the last tariff cycle considered in the forecast
- **Cundinamarca:** A regulatory WACC revision was made for the last tariff cycle considered in the forecast
- **Emgesa:** The purchase price of gas modified in line with the price of the UPA 6
- **Edelnor:** A regulatory WACC revision was made for the last tariff cycle considered in the forecast

www.imtrust.com 41

II.C.1.

Operations in Argentina

- **Background**
  - The situation of Enersis' operations in Argentina has been affected by the crisis in the electricity sector in that country and the lack of tariff increases for the electricity generation and distribution assets
  - In addition, there are restrictions to outflows of capital and payment of dividends, which have made the delivery of funds from Argentinean subsidiaries to Enersis difficult
  - During 2011, Enersis made an impairment adjustment for its assets in Argentina for CLP 165,600 million[1]
  - In August 2012, the authorities announced the end of the current regulatory and tariff system, and therefore the discussion of a new regulatory framework for the sector is expected

- **Adjustments and Assumptions**
  - Due to the regulatory situation in Argentina and the uncertainty regarding the form and the timing of a potential reform of the electricity sector, currently there are no reliable forecasts that allow a value to be established through future cash flows for these companies
  - Therefore, we have considered that the value of the operations in Argentina for all the assets of the Enersis / ELE Group to be zero, in real and in flow terms, based on the following assumptions that have been confirmed by Enersis:
    - The liabilities of the Contributed Assets and subsidiaries of Enersis in Argentina do not have funds, cross defaults, or warranties
    - Enersis would invest fresh funds in Argentina, if and only when the regulations and the business environment in that market would allow it to expect an adequate return and have access to the cash flows generated by those investments

(1) Source Enersis 20-F 2011

www.imtrust.com 42

II.C.1.

Discount Rates Used by Country and Business

IMTrust

- Below are the discount rates used to value the Contributed Assets and Enersis' subsidiaries

		ARGENTINA				BRAZIL				CHILE		COLOMBIA		PERU	
		Dx	Gx	Tx	Services	Dx	Gx	Tx	Services	Dx	Gx	Dx	Gx	Dx	Gx
Cost of Equity	Levered Beta [1]	0.82	0.79	0.82	0.95	0.90	0.90	0.90	0.95	0.82	0.79	0.82	0.79	0.82	0.79
	D/E	25.9%	23.1%	25.9%	0.0%	53.7%	30.5%	53.7%	0.0%	25.9%	23.1%	25.9%	23.1%	25.9%	23.1%
	Asset Beta [2]	0.70	0.68	0.70	0.95	0.66	0.75	0.66	0.95	0.68	0.66	0.70	0.68	0.70	0.68
	Equity Beta [3]	0.82	0.79	0.82	0.95	0.90	0.90	0.90	0.95	0.82	0.79	0.82	0.79	0.82	0.79
	US T 20 years [4]	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%
	Country Risk Premium [5]	9.5%	9.5%	9.5%	9.5%	1.5%	1.5%	1.5%	1.5%	0.9%	0.9%	1.4%	1.4%	1.4%	1.4%
	Risk Free Rate [6]	12.0%	12.0%	12.0%	12.0%	4.0%	4.0%	4.0%	4.0%	3.4%	3.4%	3.9%	3.9%	3.9%	3.9%
	Risk Premium [7]	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%
	E/(D+E)	79.4%	81.2%	79.4%	100.0%	65.1%	76.7%	65.1%	100.0%	79.4%	81.2%	79.4%	81.2%	79.4%	81.2%
	Re	16.9%	16.7%	16.9%	17.7%	9.4%	9.4%	9.4%	9.7%	8.4%	8.2%	8.8%	8.6%	8.8%	8.6%
Cost of Debt	Tax Rate [8]	35.0%	35.0%	35.0%	35.0%	34.0%	34.0%	34.0%	34.0%	20.0%	20.0%	33.0%	33.0%	33.5%	33.5%
	D/E	25.9%	23.1%	25.9%	0.0%	53.7%	30.5%	53.7%	0.0%	25.9%	23.1%	25.9%	23.1%	25.9%	23.1%
	D/(D+E)	20.6%	18.8%	20.6%	0.0%	34.9%	23.3%	34.9%	0.0%	20.6%	18.8%	20.6%	18.8%	20.6%	18.8%
	Rd	24.5%	24.5%	24.5%	24.5%	5.2%	5.2%	5.2%	5.2%	4.8%	4.8%	5.9%	5.9%	5.4%	5.4%
WACC	**WACC (Nominal USD)**	**16.7%**	**16.6%**	**16.7%**	**17.7%**	**7.3%**	**8.0%**	**7.3%**	**9.7%**	**7.4%**	**7.3%**	**7.8%**	**7.7%**	**7.8%**	**7.7%**

Source: Bloomberg, Capital IQ and IM Trust
Electricity businesses: Distribution (Dx), Generation (Gx), Transmision (Tx), Comercialization (Com), Services (Serv), Holding (Hold)
(1) Corresponds to the return over the last five years with respect to the S&P stock index (Bloomberg)
(2) Leveraged Beta / (1+(D/E)(1-Tax Rate))*
(3) Assets Beta (1+(D/(D+E)/E/(D+E))*(1-Tax Rate))*
(4) 20 years US T-Bond (Bloomberg)
(5) 10 years Credit Default Swap (Bloomberg)
(6) Risk-free rate of each country (US T-Bond + CDS)
(7) Market-risk premium (IM Trust Research)
(8) Corporate tax rate for each country

www.imtrust.com 43

II.C.1.

DCF Valuation of Contributed Assets[1]

IMTrust

Country	Business	Company Name	ELA's Ownership %	Assets Value USD mn	Net Financial Debt (June 2012) USD mn	Adjustments[(2)] (June 2012) USD mn	Equity Value USD mn	Proportional Equity Value USD mn	EV / EBITDA 2012 (x)	P / E 2012 (x)	Terminal Value EBITDA[(3)] (x)
Argentina	Dx	Edesur	6.23%	0	0	0	0	0	n.a.	n.a.	n.a.
	Gx	Central Dock Sud	40.00%	0	0	0	0	0	n.a.	n.a.	n.a.
	Tx	Yacylec	22.22%	0	0	0	0	0	n.a.	n.a.	n.a.
	Com	Cemsa	55.00%	0	0	0	0	0	n.a.	n.a.	n.a.
	Hold	Inversora Dock Sud	57.15%	0	0	0	0	0	n.a.	n.a.	n.a.
Brazil	Dx	Ampla Energía	21.05%	2,371	-677	-334	1,360	286	3.8 x	6.0 x	4.0 x
	Dx	Coelce	15.23%	2,672	-315	-175	2,182	332	6.1 x	10.5 x	5.5 x
	Gx	Fortaleza	28.48%	609	6	3	618	176	5.0 x	6.9 x	3.6 x
	Gx	Cachoeira	28.37%	1,425	164	6	1,594	452	6.2 x	7.2 x	7.4 x
	Tx	Cien	28.48%	714	-193	-98	423	120	6.1 x	9.1 x	2.2 x
	Serv	Prátil	28.48%	216	5	-2	219	62	38.4 x	58.1 x	7.9 x
	Hold	Endesa Brasil	28.48%	-421	117	66	-238	-68	n.m.	n.m.	n.a.
	Hold	Ampla Investimentos	21.05%	-8	-97	0	-105	-22	n.a.	n.a.	n.a.
	Hold	Investluz	22.97%	-5	3	-3	-5	-1	n.a.	n.a.	n.a.
Chile	Gx	Pangue	4.39%	1,776	0	0	1,775	78	11.6 x	15.2 x	13.0 x
	Gx	San Isidro	4.39%	362	-96	-3	264	12	3.8 x	4.3 x	12.7 x
	Tx	Transquillota	2.20%	19	4	0	23	1	5.0 x	16.8 x	n.a.
Colombia	Dx	Codensa	26.66%	5,541	-569	-20	4,952	1,320	9.1 x	18.1 x	8.4 x
	Dx	Cundinamarca	10.76%	223	-5	-2	216	23	6.4 x	13.0 x	4.3 x
	Gx	Emgesa	21.61%	8,482	-1,103	-26	7,353	1,589	10.8 x	16.5 x	9.9 x
	Hold	Decsa	13.06%	-10	0	0	-10	-1	n.a.	n.a.	n.a.
Peru	Dx	Edelnor	18.00%	1,837	-315	-26	1,495	269	9.8 x	17.8 x	7.6 x
	Gx	Piura	96.50%	152	-15	-5	132	127	5.1 x	7.6 x	3.9 x
	Hold	Generalima	100.00%	-51	3	0	-48	-48	n.a.	n.a.	n.a.
	Hold	Distrilima	34.83%	0	0	0	0	0	n.a.	n.a.	n.a.
	Hold	Cabo Blanco	100.00%	0	0	0	0	0	n.a.	n.a.	n.a.
		Total						4,709	7.6 x	12.2 x	

Electricity businesses: Distribution (Dx), Generation (Gx), Transmision (Tx), Comercialization (Com), Services (Serv), Holding (Hold)

(1) Valuation of Contributed Assets at June 30, 2012 adjusted to September 30, 2012 for accrual of the cost of capital of each Holding less dividends paid between both dates

(2) Adjustments made: dividends receivable, deposits related to litigation, provisions for contingencies, dividends payable and present value of future contingencies

(3) Corresponds to the terminal value of the forecast at 2022, divided by the prior's year EBITDA

www.imtrust.com 44

II.C.1.

DCF Valuation of Enersis and Implicit Discount

IMTrust

DCF Valuation

250
200
150
100
50
0
CLP price / shares
45
45
41
25
33
28
0
216
Brazil
Chilectra
Endesa Stand Alone(1)
Others Chile(2)
Colombia
Peru
Argentina
Total

Market Valuation

Market Cap		
	Jul-25-2012	Oct-23-2012
Share Price (CLP)	187.0	162.2
Market Cap (USD mn)	12,836	11,132
DCF Discount (%)	**13.5%**	**25.0%**

Implicit Discount

18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
USD million
14,836
11,132
12,836
25.0%
13.5%
Discount between 13.5% and 25.0% related to Enersis DCF average valuation
DCF Valuation (September 2012) @ CLP 216 p.s.
Market Capitalization (Enersis Price October 23, 2012) @ CLP 162 p.s.
Market Capitalization (Enersis Price - Announcement Day) @ CLP 187 p.s.

Fx: USDCLP 475.7

(1) Valuation of consolidated Endesa Chile amounted to CLP 935 per share. This considers a 9,1% discount with respect to the market price at July 25, 2012 and a 18,3% discount with respect to the price at October 23, 2012

(2) Other Chile includes stand alone Enersis

www.imtrust.com 45

II.C.2. Valuation Using Market Multiples

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IMTrust

II.C.2.

Valuation by Market Multiples (1 of 2)

IMTrust

- The analysis of market multiples was used as a reference to the results obtained for the DCF valuation of the Contributed Assets
- The multiples analysis was done as follows:

1. **Universe of comparable companies:** a sample of electricity companies listed on the stock market was used, choosing companies that national and international research analysts use as comparable companies for the sector
2. **Grouping by business and market:** the universe of companies was grouped into two business groups: i) distribution and transmission companies and ii) generation companies. After the business division, they were grouped by market. In view of the lack of a material number of companies per country and due to the similarities among the regulatory frameworks and markets where they operate, it was decided to group Chile, Peru and Colombia into a single sample (MILA). In the case of Brazil there are enough companies to conduct the exercise. Additionally, a sample for Emerging Markets was used to check for consistency with MILA

Fig. 19: Summary of the Multiples Used[1]

		EV / EBITDA			P / E		
		LTM	2012E	2013E	LTM	2012E	2013E
Generation Business							
Emerging Markets	Average	7,3x	7,6x	7,0x	8,0x	10,4x	9,5x
	Median	5,8x	7,8x	7,3x	7,8x	9,2x	9,3x
MILA	Average	9,3x	10,2x	9,1x	19,1x	17,2x	15,1x
	Median	8,9x	10,0x	8,7x	17,1x	17,0x	14,0x
	Applied Multiple		**9,5x**	**9,0x**		**14,0x**	**12,0x**
Brazil	Average	6,7x	6,7x	6,5x	12,8x	11,5x	11,4x
	Median	6,5x	6,4x	5,9x	15,1x	11,0x	11,0x
	Applied Multiple		**6,5x**	**6,0x**		**11,0x**	**11,0x**
Transmition and Distribution Business							
Emerging Markets	Average	9,4x	8,0x	7,2x	14,1x	10,9x	9,9x
	Median	9,6x	8,3x	7,5x	16,4x	11,0x	9,6x
MILA	Average	9,1x	8,7x	7,5x	14,5x	14,9x	12,9x
	Median	8,3x	7,8x	7,2x	13,5x	12,4x	11,3x
	Applied Multiple		**8,5x**	**7,5x**		**12,0x**	**11,0x**
Brazil	Average	4,9x	5,0x	5,4x	7,7x	8,3x	9,7x
	Median	4,9x	5,3x	5,7x	7,1x	8,5x	8,4x
	Applied Multiple		**5,3x**	**5,7x**		**8,5x**	**8,5x**

(1) Source Capital IQ, Bloomberg and IM Trust

www.imtrust.com 47

II.C.2.

Valuation by Market Multiples (2 of 2)

IMTrust

Country	Business	Company Name	ELA's Ownership %	Equity Value USD mn	Proportional Equity Value USD mn	EV / EBITDA 2012 (x)	P / E 2012 (x)
Argentina	Dx	Edesur	6.23%	0	0	n.a.	n.a.
	Gx	Central Dock Sud	40.00%	0	0	n.a.	n.a.
	Tx	Yacylec	22.22%	0	0	n.a.	n.a.
	Com	Cemsa	55.00%	0	0	n.a.	n.a.
	Hold	Inversora Dock Sud	57.15%	0	0	n.a.	n.a.
Brazil	Dx	Ampla Energía 1	21.05%	1,440	303	3.9 x	6.3 x
	Dx	Coelce	15.23%	1,887	287	5.4 x	9.1 x
	Gx	Fortaleza	28.48%	811	231	6.6 x	9.1 x
	Gx	Cachoeira	28.37%	1,730	491	6.7 x	7.8 x
	Tx	Cien	28.48%	399	114	5.9 x	8.6 x
	Serv	Prátil	28.48%	87	25	14.9 x	23.2 x
	Hold	Endesa Brasil	28.48%	-233	-66	n.m.	n.m.
	Hold	Ampla Investimentos	21.05%	-103	-22	n.a.	n.a.
	Hold	Investluz	22.97%	-5	-1	n.a.	n.a.
Chile	Gx	Pangue	4.39%	1,322	58	8.6 x	11.3 x
	Gx	San Isidro	4.39%	491	22	6.1 x	8.1 x
	Tx	Transquillota	2.20%	23	0	4.9 x	16.7 x
Colombia	Dx	Codensa	26.66%	3,973	1,059	7.5 x	14.5 x
	Dx	Cundinamarca	10.76%	266	29	7.8 x	16.0 x
	Gx	Emgesa	21.61%	6,017	1,300	9.1 x	13.5 x
	Hold	Decsa	13.06%	-10	-1	n.a.	n.a.
Peru	Dx	Edelnor	18.00%	1,088	196	7.6 x	12.9 x
	Gx	Piura	96.50%	194	188	7.3 x	11.2 x
	Hold	Generalima	100.00%	-47	-47	n.a.	n.a.
	Hold	Distrilima	34.83%	0	0	n.a.	n.a.
	Hold	Cabo Blanco	100.00%	0	0	n.a.	n.a.
		Total			**4,165**	**6.8 x**	**10.7 x**

Electricity businesses: Distribution (Dx), Generation (Gx), Transmision (Tx), Comercialization (Com), Services (Serv), Holding (Hold)
Source Bloomberg, Capital IQ, IM Trust
For the Contributed Assets that are holding operations, the DCF value was used
(1) In the case of Ampla Energía and due to the next tariff setting in 2014, adjusted EBITDA and net income were used

www.imtrust.com 48

II.C.3. Market Consensus Valuation

www.imtrust.com

IMTrust

II.C.3.

Valuation by Market Consensus (1 of 2)

- The market consensus represents the opinion of analysts that follow Enersis, Enel, ELE and/or the Contributed Assets
- The following procedure was used to prepare the market consensus:

1. **Universe of reports:** Reports starting in the year 2012 from local and international research departments that submit individual or implied values for the Contributed Assets, Conosur and/or Enersis. In total, 19 reports published in the period January – September were used, of which 10 were published prior to the announcement of the Proposed Transaction
2. **Values used:** values obtained from DCF methodologies, multiples and/or transactions
   - Estimates based on replacement values (RAB or RCV)[1] or book values, were not considered
   - Reports that included all or some of the Contributed Assets for a sum of the parts valuation of another company, were also considered
3. **Contributed Assets without analyst estimates:**
   - San Isidro: In the case of Pangue, San Isidro and Transquillota, San Isidro was taken as a merged company

(1) RAB: Regulatory Asset Value, RCV: Regulatory Capital Value

www.imtrust.com 50

II.C.3.

Valuation by Market Consensus (2 of 2)

IMTrust

Country	Business	Company Name	Research Reports	Date Range	WACC Median	Equity Value USD mn			ELA's Ownership	Proportional Equity Value[1]
			#	2012	%	Median	Minimun	Maximum	%	USD mn
Argentina	Dx	Edesur	7	Jan-Sept	17.2%	-307	-630	3	6.22%	-19
Argentina	Gx	Central Dock Sud	1	Sept	NA	0	0	0	40.00%	0
Argentina	Tx	Yacylec							22.22%	0
Argentina	Com	Cemsa							55.00%	0
Argentina	Hold	Inversora Dock Sud							57.15%	0
Brasil	Dx	Ampla Energía	6	Jan-Sept	8.9%	1,516	1,016	2,161	21.05%	319
Brasil	Dx	Coelce	7	Jan-Sept	9.1%	1,764	1,057	2,417	15.23%	269
Brasil	Gx	Fortaleza	6	Jan-Sept	9.2%	665	529	871	28.48%	189
Brasil	Gx	Cachoeira	7	Jan-Sept	9.2%	1,343	1,067	1,883	28.37%	381
Brasil	Tx	Cien	6	Jan-Sept	9.2%	502	310	1,160	28.48%	143
Brasil	Serv	Prátil							28.48%	61
Brasil	Hold	Endesa Brasil							28.48%	-66
Brasil	Hold	Ampla Investimentos							21.05%	-22
Brasil	Hold	Investluz							22.97%	-1
Chile	Gx Gx Tx	San Isidro + Pangue + Transquillota	1	Sept	8.2%	1,522	1,522	1,522	4.39%	67
Colombia	Dx	Codensa	9	Jan-Sept	7.7%	4,177	3,023	5,070	26.66%	1,114
Colombia	Dx	Cundinamarca	1	Sept	7.1%	263	263	263	10.76%	28
Colombia	Gx	Emgesa	6	July-Sep	7.8%	4,806	3,854	5,300	21.61%	1,038
Colombia	Hold	Decsa							13.06%	-1
Peru	Dx	Edelnor	9	Jan-Sept	7.7%	1,068	758	1,830	18.00%	192
Peru	Gx	Piura	2	Sept	6.7%	188	110	266	96.49%	181
Peru	Hold	Generalima							100.00%	-47
Peru	Hold	Distrilima							34.83%	0
Peru	Hold	Cabo Blanco							100.00%	0
		Total	**6**	**Jan Sept**	**8.6%**	**17,508**	**12,879**	**22,748**		**3,827**

Electricity businesses: Distribution (Dx), Generation (Gx), Transmision (Tx), Comercialization (Com), Services (Serv), Holding (Hold)
For the Contributed Assets that are holding operations, the DCF value was used
Source Market analysts and IM Trust

www.imtrust.com 51

II.C.4. Summary of Contributed Assets Valuation

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IMTrust

II.C.4.

Summary of Contributed Assets Valuation

IMTrust

Country	Business	Company Name	ELA's Ownership	Equity Value	Proportional Equity Value					
				DCF	DCF	Adjusted DCF Announcement Day[1]	Adjusted DCF as of Oct/23/2012[2]	Market Multiples[3]	Market Consensus[3]	Proportional Market Cap
			%	USD mn	USD mn	USD mn	USD mn	USD mn	USD mn	USD mn
Argentina	Dx	Edesur	6.23%	0	0	0	0	0	-19	n.a.
Argentina	Gx	Central Dock Sud	40.00%	0	0	0	0	0	0	n.a.
Argentina	Tx	Yacylec	22.22%	0	0	0	0	0	0	n.a.
Argentina	Com	Cemsa	55.00%	0	0	0	0	0	0	n.a.
Argentina	Hold	Inversora Dock Sud	57.15%	0	0	0	0	0	0	n.a.
Brazil	Dx	Ampla Energia	21.05%	1,360	286	248	215	303	319	304 (4)
Brazil	Dx	Coelce	15.23%	2,182	332	288	249	287	269	193
Brazil	Gx	Fortaleza	28.48%	618	176	152	132	231	189	n.a.
Brazil	Gx	Cachoeira	28.37%	1,594	452	391	339	491	381	n.a.
Brazil	Tx	Cien	28.48%	423	120	104	90	114	143	n.a.
Brazil	Serv	Prátil	28.48%	219	62	54	47	25	61	n.a.
Brazil	Hold	Endesa Brasil	28.48%	-238	-68	-59	-51	-66	-66	n.a.
Brazil	Hold	Ampla Investimentos	21.05%	-105	-22	-19	-17	-22	-22	n.a.
Brazil	Hold	Investluz	22.97%	-5	-1	-1	-1	-1	-1	n.a.
Chile	Gx	Pangue	4.39%	1,775	78	67	58	58	67	n.a.
Chile	Gx	San Isidro	4.39%	264	12	10	9	22	0	n.a.
Chile	Tx	Transquillota	2.20%	23	1	0	0	0	0	n.a.
Colombia	Dx	Codensa	26.66%	4,952	1,320	1,142	991	1,059	1,114	n.a.
Colombia	Dx	Cundinamarca	10.76%	216	23	20	17	29	28	n.a.
Colombia	Gx	Emgesa	21.61%	7,353	1,589	1,375	1,192	1,300	1,039	n.a.
Colombia	Hold	Decsa	13.06%	-10	-1	-1	-1	-1	-1	n.a.
Peru	Dx	Edelnor	18.00%	1,495	269	233	202	196	192	199
Peru	Gx	Piura	96.50%	132	127	110	96	188	181	155
Peru	Hold	Generalima	100.00%	-48	-48	-41	-36	-47	-47	n.a.
Peru	Hold	Distrilima	34.83%	0	0	0	0	0	0	n.a.
Peru	Hold	Cabo Blanco	100.00%	0	0	0	0	0	0	n.a.
		Total			**4,709**	**4,074**	**3,533**	**4,165**	**3,827**	

Source Bloomberg, Capital IQ, IM Trust

Electricity businesses: Distribution (Dx), Generation (Gx), Transmision (Tx), Comercialization (Com), Services (Serv), Holding (Hold)

(1) Corresponds to the DCF at September 2012 adjusted by the implicit discount between the valuation by sum of parts of Enersis and its market value on the day of the announcement of the transaction (July 25, 2012)

(2) Corresponds to the DCF at September 2012 adjusted by the implicit discount between the valuation by sum of parts of Enersis and its market value on October 23, 2012

(3) For the Contributed Assets that are holding operations, the DCF value was used

(4) Corresponds to the proportional value of two closed transactions done by ELA: USD 108.01 millon for 7.7% of the company (October 2011) and USD 8.46 million for the 0.36% of the company (April 2012)

www.imtrust.com 53

II.D. Impact of the Proposed Transaction on the Results of Enersis

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IMTrust

II.D.1. Use of Funds from the Cash Contribution of the Capital Increase

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IMTrust

II.D.1.

Purchase of Minority Shareholders (1 of 2)

IMTrust

- Figure 20 shows the opportunities to purchase minority shareholders identified by Enersis, from which a selection of potential purchases was made. The criteria was based on:
  - The company is listed on the stock market
  - Existence of a relevant free float subject to being acquired
  - The market price plus a reasonable premium was below the DCF value
- Based on the foregoing, it is foreseen that there might be an opportunity to purchase minority shareholders in Coelce, Edelnor, Edegel and Endesa Chile
- The closing price prior to the announcement of the Proposed Transaction was used to set possible premiums to buy the shares
  - As shown in Figure 21, after the announcement of the Proposed Transaction, prices of some of stocks have recorded significant changes
- The following was the methodology applied:
  - It was established that the price to be offered should be the greater amount between: (a) the market price, and (b) the premium over the closing price on the day the Proposed Transaction was announced
  - Using the prior points, and as a function of the attractiveness of the premium with respect to both prices, probabilities of success were established regarding the possible acquisition of shares for each company

Fig. 20: Opportunity for Purchase of Minority Shareholders[1]

Country	Company	Public Company	Considered Float
Argentina	Edesur	Yes	0.55%
Argentina	Central Dock Sud	No	30.00%
Argentina	Yacylec	No	77.78%
Argentina	Cemsa	No	0.00%
Brazil	Ampla	Yes	0.36%
Brazil	Coelce	Yes	41.13%
Brazil	Endesa Brasil	No	4.18%
Chile	Chilectra	Yes	0.91%
Chile	Endesa Chile	Yes	5.02%
Chile	Pehuenche	Yes	7.40%
Chile	San Isidro	No	0.00%
Colombia	Codensa	No	51.51%
Colombia	Emgesa	No	51.51%
Peru	Edelnor	Yes	24.32%
Peru	Edegel (Inkia)	Yes	21.14%
Peru	Edegel (Float)	Yes	16.40%
Peru	Piura	Yes	3.50%

Fig. 21: Change in the Stock Price[2]

July 25 to October 23
15%
5%
-5%
-15%
25-Jul
25-Aug
25-Sep
16.06%
13.16%
-10.12%
-13.0%
Endesa Chile
Edegel
Edelnor
Coelce

(1) Source Enersis, ELE "Presentación para roadshow" 20-26 September 2012 Includes the acquisition of selected minority shareholders, after the contribution of ELA
(2) Source Bloomberg. Values in local currency

www.imtrust.com 56

II.D.1.

Purchase of Minority Shareholders (2 of 2)

IMTrust

Fig. 22: Calculation of Purchase of Minority Shareholders[1]

Figures in USD million

Company Name	Market Cap		Premium Over Proposed Transaction Announcement Day Price				Implied Premium as of October 23, 2012 Price			
	As of October 23, 2012	Announcement Day of the Proposed Transaction	0%	10%	20%	30%				
Coelce	1,269	1,451	1,451	1,597	1,742	1,887	14.4%	25.8%	37.3%	48.7%
Edelnor	1,110	935	935	1,028	1,121	1,215	(15.8%)	(7.4%)	1.1%	9.5%
Edegel	1,913	1,652	1,652	1,818	1,983	2,148	(13.6%)	(5.0%)	3.7%	12.3%
Endesa Chile	13,172	14,180	14,180	15,598	17,016	18,434	7.6%	18.4%	29.2%	39.9%

Company Name	Premium at the Announcement day of the Proposed Transaction	Premium as of October 23, 2012	Free Float (Percent)	Success Probability	Acquired Percentage	Minority Shareholders Purchase Estimated Amount
Coelce	5.0% - 15.0%	20.1% - 31.5%	41.1%	75.0%	30.8%	470 - 515
Edelnor	20.0% - 30.0%	1.1% - 9.5%	24.3%	75.0%	18.2%	204 - 221
Edegel	20.0% - 30.0%	3.7% - 12.3%	37.5%	75.0%	28.1%	558 - 604
Endesa Chile	0.0% - 5.0%	7.6% - 13.0%	5.0%	75.0%	3.8%	532 - 558
Total Amount (USD mn)						**1,764 - 1,898**

Source: IM Trust and Bloomberg

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57

II.D.1.

Organic Development Projects

IMTrust

- As presented in Figure 23, Enersis has announced that it has a portfolio of more than 11,000 MW
- In presentations made to the market, ELE has stated that if the Proposed Transaction is realized, it would be possible to bring forward the development of some projects that were contemplated for subsequent periods
- From the perspective of the use of proceeds, only projects that are under construction were considered in the analysis, whose development does not depend on bidding processes and/or on regulators approval
  - The projects considered are Quimbo, Salaco and Reserva Fría, which would total 727 MW of additional power
  - These projects are included in the projections of the Contributed Assets
- Based on Enersis's estimates, we understand that there would be additional debt capacity without impacting its current ratings, which could be used together with funds derived from the normal operations of the businesses to finance these organic expansion projects

- **We have not considered the financing of projects as a use of proceeds for the capital increase in cash due to the risks associated with their execution and the possibility of being financed without the need of the capital increase**

Fig. 23: Portfolio of Projects not Included in the Forecasts[1]

Country	Project	MW
Brazil	Camauba	350
Brazil	Jamanxim/Cachoeira dos Patos	528
Brazil	Paraiba do Sul	182
Brazil	Prainha (Aripuana I)	406
Brazil	Sumauma (Aripuana II)	234
Brazil	Tabajara	178
Chile	Choshuenco	135
Chile	Cierre a CCGT Taltal y Quintero	240
Chile	El Bardón, Chillán, Piruquina, Huechún	78
Chile	Hidroaysén	1.403
Chile	Los Cóndores	150
Chile	Neltume	490
Chile	Puelo	849
Chile	Punta Alcalde	370
Chile	Renaico, Lebu	288
Colombia	Campohermoso	138
Colombia	Guaicaraimo	467
Colombia	Oporapa	271
Colombia	Sumapaz	156
Peru	Cuenca del Río Marañón	900
Peru	Curibamba	188
Peru	Milloc	20
Peru	Yacila, Nazca	160
	Total Projects Informed to SVS + Others	8.181
	+	
	Other Non Specified Projects	3.219
	Total	**11.400**

(1) Source Enersis, ELE "Roadshow Presentation" 20-26 September 2012

www.imtrust.com 58

II.D.1.

Mergers and Acquisitions Opportunities

- The creation of value through mergers and acquisitions (hereinafter, "M&A") depends on various factors, some being the:
  - Probability of closing the opportunities analyzed
  - Price and relative valuations
  - Disbursement time
- As shown in Figure 24, the Latin American electricity sector has experienced an increasing number of M&A transactions
  - Strategic and financial investors have actively competed for electricity assets in the last five years
  - The greatest amount of activity is in the Brazilian market, where there are manyl participants
- Under current market conditions and in a competitive environment for M&A activities we do not believe that large cash position represents a competitive advantage in terms of producing a consolidation in the industry with returns above normal
  - Presence of numerous buyers (Figure 25) and fluid access to the market such as: pension and infrastructure funds, American and Asian strategic funds, local and regional players
- **It is possible that M&A opportunities might appear in the short-term, but the probability of closing them by Enersis is uncertain, as well as the present value that those acquisitions might generate**

Fig. 24: M&A Activity in the Latam Electricity Industry[1]

30
34
27
51
16
5.145
8.888
6.607
13.103
2.711
2008
2009
2010
2011
2012
Annual Turnover (USD mn)
Number of transactions

Fig. 25: Primary Category of Buyer by Industry[1]

Others
15%
Financial
16%
Electricity
69%

(1) Source Capital IQ, Bloomberg, Merger Market, IM Trust. Scope of M&A transactions limited to the electricity industry

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59

II.D.2. Impact of the Proposed Transaction in Earnings Per Share

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IMTrust

II.D.2.

Purchase of Minority Shareholders and Remainder Kept as Cash (1 of 3)

IMTrust

- Below we present a sensitivity analysis for the scenario presented in the Executive Summary depending on the value of Conosur's contribution and the price set for the capital increase

Impact Analysis on EPS / Current Price as of October 23, 2012

Figures in USD million, except numbers per share

Conosur Value (average)	3,533
Capital Increase Amount	5,828
Capital Increase Price (CLP)	162
Purchase of Minority Shares (average)	1,831
Outstanding Shares	32,651
Number of shares to be issued (mn)	17,094
% Total Shares	34%
Total Shares	49,746

	2013E	2014E	2015E
Enersis EPS Pre Proposed Transaction	**100.0%**	**100.0%**	**100.0%**
(+) Enersis EPS (Post Capital Increase)	65.6%	65.6%	65.6%
(+) Contributed Assets EPS	26.0%	25.6%	22.9%
(+) EPS Use of Cash	11.2%	13.6%	12.1%
(+/-) EPS Proposed Transaction Costs[(1)]	(2.6%)	0.0%	0.0%
Enersis EPS Post Proposed Transaction	**100.1%**	**104.8%**	**100.6%**
EPS Impact Accretion / (Dilution)	**0.1%**	**4.8%**	**0.6%**

Scenarios 2013 - 2015

Sensibilization Impact on EPS 2013 (%)

Conosur Value (USD mn)	Enersis Capital Increase Price (CLP)				
	142	152	162	172	182
3,233	(1.3%)	1.1%	3.2%	5.2%	7.0%
3,383	(2.9%)	(0.5%)	1.7%	3.7%	5.5%
4,074	(4.5%)	(2.1%)	0.1%	2.2%	4.1%
3,683	(6.0%)	(3.6%)	(1.3%)	0.7%	2.6%
3,833	(7.5%)	(5.0%)	(2.8%)	(0.7%)	1.3%

Sensibilization Impact on EPS 2014 (%)

Conosur Value (USD mn)	Enersis Capital Increase Price (CLP)				
	142	152	162	172	182
3,233	3.1%	5.6%	7.8%	9.9%	11.8%
3,383	1.5%	4.0%	6.3%	8.4%	10.3%
3,533	(0.0%)	2.5%	4.8%	6.9%	8.9%
3,683	(1.6%)	1.0%	3.3%	5.5%	7.5%
3,833	(3.0%)	(0.4%)	1.9%	4.1%	6.1%

Sensibilization Impact on EPS 2015 (%)

Conosur Value (USD mn)	Enersis Capital Increase Price (CLP)				
	142	152	162	172	182
3,233	(1.0%)	1.4%	3.6%	5.5%	7.4%
3,383	(2.5%)	(0.1%)	2.1%	4.1%	6.0%
3,533	(4.0%)	(1.6%)	0.6%	2.7%	4.6%
3,683	(5.4%)	(3.0%)	(0.8%)	1.3%	3.2%
3,833	(6.9%)	(4.4%)	(2.1%)	(0.0%)	1.9%

(1) *EPS costs includes USD 9 million of tax impact for Endesa Brasil S.A and an estimated 0.5% of the capital increase advisory fee, both of which could be capitalized and not included in the P&L, have been considered as a cost for this analysis*

www.imtrust.com 61

II.D.2.

Purchase of Minority Shareholders and Remainder Kept as Cash (2 of 3)

IMTrust

- Below we present a sensitivity analysis for the scenario presented in the Executive Summary depending on the value of Conosur's contribution and the price set for the capital increase

Impact Analysis on EPS / Price on the Day of Announcement

Figures in USD million, except numbers per share

Conosur Value (average)	4,074
Capital Increase Amount	6,720
Capital Increase Price (CLP)	187
Purchase of Minority Shares (average)	1,831
Outstanding Shares	32,651
Number of shares to be issued (mn)	17,094
% Total Shares	34%
Total Shares	49,746

		2013E	2014E	2015E
Enersis EPS Pre Proposed Transaction		**100.0%**	**100.0%**	**100.0%**
(+)	Enersis EPS (Post Capital Increase)	65.6%	65.6%	65.6%
(+)	Contributed Assets EPS	26.0%	25.6%	22.9%
(+)	EPS Use of Cash	11.4%	13.8%	12.3%
(+/-)	EPS Proposed Transaction Costs(1)	(3.0%)	0.0%	0.0%
Enersis EPS Post Proposed Transaction		**100.0%**	**105.0%**	**100.8%**
EPS Impact Accretion / (Dilution)		**0.0%**	**5.0%**	**0.8%**

Scenarios 2013 - 2015

Sensibilization Impact on EPS 2013 (%)

Conosur Value (USD mn)	Enersis Capital Increase Price (CLP)				
	167	177	187	197	207
3,774	(1.2%)	0.8%	2.7%	4.4%	6.0%
3,924	(2.6%)	(0.5%)	1.3%	3.1%	4.7%
4,074	(3.9%)	(1.9%)	0.0%	1.8%	3.5%
4,224	(5.2%)	(3.2%)	(1.3%)	0.5%	2.2%
4,374	(6.5%)	(4.4%)	(2.5%)	(0.7%)	1.0%

Sensibilization Impact on EPS 2014 (%)

Conosur Value (USD mn)	Enersis Capital Increase Price (CLP)				
	167	177	187	197	207
3,774	3.5%	5.6%	7.6%	9.4%	11.1%
3,924	2.2%	4.3%	6.3%	8.1%	9.8%
4,074	0.8%	3.0%	5.0%	6.8%	8.6%
4,224	(0.5%)	1.7%	3.7%	5.6%	7.4%
4,374	(1.7%)	0.5%	2.5%	4.4%	6.2%

Sensibilization Impact on EPS 2015 (%)

Conosur Value (USD mn)	Enersis Capital Increase Price (CLP)				
	167	177	187	197	207
3,774	(0.5%)	1.5%	3.3%	5.1%	6.7%
3,924	(1.9%)	0.2%	2.1%	3.8%	5.5%
4,074	(3.2%)	(1.1%)	0.8%	2.6%	4.3%
4,224	(4.4%)	(2.3%)	(0.4%)	1.4%	3.1%
4,374	(5.6%)	(3.5%)	(1.6%)	0.3%	2.0%

(1) Costs EPS includes USD 9 million of tax impact for Endesa Brasil S.A and an estimated 0.5% of the capital increase advisory fee, both of which could be capitalized and not included in the P&L, have been considered as a cost for this analysis

www.imtrust.com 62

II.D.2.

Cash Investment Scenario

IMTrust

- Below is presented the same analysis as on the prior pages, but assuming that the use of proceeds for the capital increase in cash would remain as cash
- For illustrative purposes, we used:
  - The value of Conosur's contribution at the mean point of the range in Figure 7 (page 21) using the market price of Enersis as of October 23, 2012
- Depending on the value of the contribution of Conosur and the price defined for the capital increase, a sensitivity analysis is presented of the impact on the EPS for each analyzed year

Figures in USD million, except numbers per share

Conosur Value (average)	3,533
Capital Increase Amount	5,828
Capital Increase Price (CLP)	162
Purchase of Minority Shares (average)	1,831
Outstanding Shares	32,651
Number of shares to be issued (mn)	17,095
% Total Shares	34%
Total Shares	49,746

	2013E	2014E	2015E
Enersis EPS Pre Proposed Transaction	**100.0%**	**100.0%**	**100.0%**
(+) Enersis EPS (Post Capital Increase)	65.6%	65.6%	65.6%
(+) Contributed Assets EPS	26.0%	25.6%	22.9%
(+) EPS Use of Cash	1.3%	1.3%	1.2%
(+/-) EPS Proposed Transaction Costs[1]	(2.6%)	0.0%	0.0%
Enersis EPS Post Proposed Transaction	**90.2%**	**92.4%**	**89.8%**
EPS Impact Accretion / (Dilution)	**(9.8%)**	**(7.6%)**	**(10.2%)**

Sensibilization Impact on EPS 2013 (%)

Conosur Value (USD mn)	Enersis Capital Increase Price (CLP)				
	142	152	162	172	182
3,233	(11.0%)	(8.9%)	(7.0%)	(5.2%)	(3.5%)
3,383	(12.5%)	(10.3%)	(8.4%)	(6.6%)	(4.9%)
4,074	(13.9%)	(11.7%)	(9.7%)	(7.9%)	(6.2%)
3,683	(15.3%)	(13.1%)	(11.1%)	(9.2%)	(7.5%)
3,833	(16.6%)	(14.4%)	(12.4%)	(10.5%)	(8.7%)

Sensibilization Impact on EPS 2014 (%)

Conosur Value (USD mn)	Enersis Capital Increase Price (CLP)				
	142	152	162	172	182
3,233	(9.0%)	(6.9%)	(4.9%)	(3.1%)	(1.4%)
3,383	(10.4%)	(8.3%)	(6.2%)	(4.4%)	(2.7%)
3,533	(11.8%)	(9.6%)	(7.6%)	(5.7%)	(3.9%)
3,683	(13.1%)	(10.9%)	(8.8%)	(6.9%)	(5.2%)
3,833	(14.4%)	(12.2%)	(10.1%)	(8.1%)	(6.3%)

Sensibilization Impact on EPS 2015 (%)

Conosur Value (USD mn)	Enersis Capital Increase Price (CLP)				
	142	152	162	172	182
3,233	(11.7%)	(9.6%)	(7.6%)	(5.9%)	(4.2%)
3,383	(13.0%)	(10.9%)	(9.0%)	(7.2%)	(5.5%)
3,533	(14.4%)	(12.2%)	(10.2%)	(8.4%)	(6.7%)
3,683	(15.7%)	(13.5%)	(11.5%)	(9.6%)	(7.9%)
3,833	(16.9%)	(14.7%)	(12.7%)	(10.8%)	(9.1%)

(1) *EPS costs includes USD 9 million of tax impact for Endesa Brasil S.A and an estimated 0.5% of the capital increase advisory fee, both of which could be capitalized and not included in the P&L, have been considered as a cost for this analysis*

www.imtrust.com 63

III. Answers to the Questions Raised by Mr. Rafael Fernández M. (Member of the Board)

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IMTrust

III.

Answers to the Questions Raised by Members of the Board (1 of 11)

IMTrust

1) **Identify restrictions and impact on income and costs in view of the transfer of ownership of equity interests in each one of the companies covered under the transaction that could be imposed by the national, state or provincial regulators of the electricity sectors in each country.**

   Information provided by Enersis when we requested an answer to your question: *"The Proposed Transaction is legal in all the affected jurisdictions (Spain; Chile, Colombia; Argentina, Peru; Brazil) with no violation of bylaws, laws or regulations."* We were also told that: *"The Proposed Transaction does not have any effect on the regulatory or statutory framework of foreign investment or regulatory bodies. The only necessary authorization is the so called function 14 issued by the National Energy Commission in Spain on October 4 with no condition of execution by Endesa, S.A."*

   Considering the information provided, no restrictions or greater costs were incorporated into our valuation for this item.

2) **Identify restrictions, greater costs and compensations in view of the transfer of ownership of equity interests in each one of the companies covered under the transaction that antitrust agencies in each country could impose.**

   Information provided by Enersis when we requested an answer to your question: *"The Proposed Transaction does not have any effect on the framework of the antitrust law."*

   Considering the information provided, no restrictions or greater costs were incorporated into our valuation for this item.

3) **Identify restrictions, greater costs, loss of revenues or political rights, in view of the transfer of ownership of equity interests in each one of the companies covered under the transaction that are in the related shareholders agreements in each company involved.**

   Information provided by Enersis when we requested an answer to your question: *"The Proposed Transaction does not have any adverse effect as to restrictions and/or costs, loss of revenues or political rights, as to the transfer of shares, need for adjustments in accordance with the rules on corporative governance, or other relevant corporative matters, or with respect to shareholders agreements for Enersis, its subsidiaries and/or the equity Contributed Assets."*

   Considering the information provided, no restrictions or greater costs were incorporated into our valuation for this item.

4) **Identify restrictions or greater costs or loss of revenues, in view of the transfer of ownership of equity interests in each one of the companies covered under the transaction that are in agreements with suppliers.**

   Information provided by Enersis when we requested an answer to your question: *"As to current agreements or contracts with suppliers, these are not affected by the transaction. No agreements with partners, clients, creditors or any other counterparty of Enersis are expected to be affected or violated."*

   Considering the information provided, no restrictions or greater costs were incorporated into our valuation for this item.

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III.

Answers to the Questions Raised by Members of the Board (2 of 11)

IMTrust

5) **Identify restrictions and greater costs in view of the transfer of ownership of equity interests in each one of the companies covered under the transaction that are in the credit agreements of each company involved, such as *covenants, waivers,* etc.**

Information provided by Enersis when we requested an answer to your question: *"The Proposed Transaction does not affect or violate any credit agreement with creditors of Enersis, or the bond indentures publicly registered with the SEC and the SVS, nor the debt agreements of our subsidiaries."*

Considering the information provided, no restrictions or greater costs were incorporated into our valuation for this item.

6) **Critical analysis of the main risks in the regulatory frameworks and the hierarchy of legal instruments containing them that might be activated by this transaction. Assign value to the risk if pertinent.**

As established in the answer to Question 1, we were informed that the Proposed Transaction does not have any effect on the regulatory or statutory framework of foreign investment or regulatory bodies. Our analysis assumes regulatory stability in all the countries where Enersis and the Contributed Assets operate. We understand that the mere fact of conducting the Proposed Transaction should not trigger any regulatory change. Therefore, the companies should continue operating as they have until now. In any case, the exposure to the composition of regulatory risk for Enersis before and after the Proposed Transaction does not significantly change and would be already partly reflected in the discount rates and the projections applied to each business and market.

7) **Effects on the Accounting of ENERSIS and on each company involved, in view of the transfer of ownership of equity interests in each one of the companies covered under the transaction.**

Information provided by Enersis when we requested an answer to your question: "The Proposed Transaction has no accounting effects on the book values of the assets and liabilities that are already recorded on the consolidated balance sheet of Enersis, on the subsidiaries and affiliates of ELA and on the individual Financial Statements of the subsidiaries. The assets and liabilities are not revalued based on any valuation that is determined for the ownership that ELA would contribute. It is important to point out that, if any valuation of the companies related to the transaction is less than their book value, one could consider that there may be signs of impairment that ultimately could force us to make an adjustment due to impairment in the assets of the subsidiary.

In particular, the accounting record that Enersis would use to record the Proposed Transaction would be as follows:

i) *Cash contribution: The cash contributions are recorded by increasing the company's cash against an increase in the paid-in capital in the Shareholders' Equity of the company.*

ii) *ELA's contribution of interests in companies already controlled by Enersis: These contributions would not lead to a change in the accounting values of the assets or liabilities already recorded on the Enersis consolidated financial statements. In the Shareholders' Equity, there would be an effect of reducing minority interest to book values for the ELA Contributed Assets, an increase in the paid-in capital by the amount of the valuations of the contributions and the difference against other reserves.*

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Answers to the Questions Raised by Members of the Board (3 of 11)

IMTrust

iii) *ELA's contribution of interests in companies not controlled by Enersis: These contributions would mean incorporating into the company's balance sheets the book values of the assets and liabilities recorded at those companies. In the Shareholders' Equity, the paid-in capital would be increased by the amount of the valuations of the contributions, the minority interests of those companies would be included, at book values, and t the difference against other reserves.*

From the aforementioned equity effects, we have to deduct all the costs incurred directly associated with the capital increase. To the foregoing, it will be necessary to add the possible effects of the tax, statutory and regulatory effects that the proposed transaction might have.

Note: For more information on the specific accounting treatment that applies to: i) the costs directly associated with the capital increase, see question 6. ii) the tax effects of the proposed transaction, see related question."

Based on the provided answer, it has been identified that the Proposed Transaction would not have accounting effects on the Contributed Assets. In the case of Enersis, the accounting effects would be the ones indicated in the answer provided by Enersis, where adjustments to Shareholders' Equity are made for the value of the capital increase in cash and in kind. If there is any indication of impairment, adjustments would have to be made, which have not been incorporated into our analysis.

8) Tax effects on ENERSIS and each company involved in view of the transfer of ownership of equity interests of the companies covered under the transaction.

Information provided by Enersis when we requested an answer to your question: *"No risks associated with the Proposed Transaction for Enersis or for the Contributed Assets have been identified. Any claim from the tax authorities of any jurisdiction will be directed against the appropriate individual or legal entity pursuant to the laws of each jurisdiction." We were also told: "The Proposed Transaction generates a tax that constitutes a cost for Enersis estimated at around 9 million dollars, which we are considering as cost of the Proposed Transaction. The tax will be paid in Brazil and is accrued because of the dissolution of Cono Sur, which means transferring the Brazilian interests from the dissolved company to Enersis. The only tax that has been identified as generated by the Proposed Transaction is the one indicated in the previous section. No future transactions have been anticipated that might generate additional taxes over time for Enersis." Finally, with respect to the Contributed Assets, we were told the following: "Any tax effect for the Contributed Assets caused by the Proposed Transaction."*

Considering the information presented, we have included in our valuation the aforementioned tax impacts derived from the Proposed Transaction, incorporating an additional tax cost of USD 9 million.

An additional topic is that, under the Proposed Transaction, some of Contributed Assets would be contributed with a tax base that is less than what would be obtained from purchasing them. If any of the Contributed Assets are sold in the future, Enersis might have to pay additional taxes in comparison with what it would have paid if it had acquired the Contributed Assets. In any case, that tax would be triggered only in the event of a sale of that equity interest and if the measures have not first been taken to reduce it through corporate restructurings prior to a potential sale. Therefore, we have not included a cost for this situation in our analysis.

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III.

Answers to the Questions Raised by Members of the Board (4 of 11)

IMTrust

9) **Review accounting provisions for Derivatives and Litigation. Summarize impact on them and on costs, deriving from the transaction.**

Information provided by Enersis when we requested an answer to your question: *"There is no specific effect that must be considered. As was pointed out during the presentation, all the companies that are associated with the contributions that ELA would make already prepare financial reports under International Financial Reporting Standards, for purposes of their consolidation in Enersis and/or in ELA."*

Considering the information presented, IM Trust quantified an amount of contingencies that were discounted to the value of each of the Contributed Assets.

10) **For each litigation identified in the last Financial Statement, verify the updated amount of maximum potential contingency and evaluate whether—given the magnitude of some of them, even if it is not appropriate to make a provision given of the lawsuit or arbitration—it might be advisable to consider a lower value in the valuations of the companies covered under the transaction..**

Enersis was asked for the latest information available on contingencies, and the information was received about the ones entered in the Financial Statements with the corresponding explanation and a presentation with the main contingencies and litigations in the *Virtual Data Room.*

For valuation purposes, IM Trust quantified an amount of contingencies that were discounted from the value of each of the Contributed Assets.

11) **Do a comparative summary of current and resulting Political and Economic Rights at each one of the companies covered under the transaction.**

Information provided by Enersis when we requested an answer to your question: *"The Proposed Transaction will not produce adverse changes in the Political and Economic Rights currently effective in any of the Contributed Assets. Only the positive change in Colombia occurs insofar as the consolidation no longer will be carried out because of an assignment of voting rights from ELE but rather Enersis will own those rights directly."*

Company	Consolidate Pre-Transaction	Consolidate Post-Transaction	Voting Rights Pre-Transaction	Voting Rights Post-Transaction
Cemsa	No	Yes	45,0%	100,0%
Codensa	Yes (Shareholders Agreement)		50% + 1	57,1%
Central Dock Sud[1]	No	Yes	0,0%	65,9%
Emgesa	Yes (Shareholders Agreement)		56,4%	56,4%
Piura	No	Yes	0,0%	96,5%
Ampla Energía	Yes	Yes	91,9%	100,0%
Ampla Investimentos	Yes	Yes	91,9%	100,0%
Edelnor	Yes	Yes	75,7%	75,7%
Edesur	Yes	Yes	36,9%	43,1%
Endesa Brasil	Yes	Yes	71,5%	100,0%
San Isidro	Yes	Yes	95,6%	100,0%
Yacylec	No	No	0,0%	22,2%

(1) Controlled via a shareholders agreement. Voting rights are referential

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Answers to the Questions Raised by Members of the Board (5 of 11)

IMTrust

12) Summary by country of the autonomy of each company covered under this transaction to determine and pay dividends; and for access to acquire currencies and transfer them abroad. Evaluate the impact of costs on each company involved in the transaction. .

Information provided by Enersis when we requested an answer to your question of autonomy for the payment of dividends: *"Pursuant to the attached document, the bylaws (and sometimes the local laws themselves) establish a system of minimum distribution of net income per fiscal year."* With respect to the specific cases, the following was specified:

COLOMBIA: Emgesa and Codensa have the calendar of dividends agreed upon with EEB until Jan/13, when additional dividends are paid on the 2011 earnings. In the event of a change in the timetable, it has to be submitted for shareholder approval at a new Meeting of Shareholders, and the consent of the EEB is required in any case. On the other hand, pursuant to the Commercial Code, companies have until March 20, 2013 to pay the pending installments. The dividends provided for Jun/13 correspond to 2012 earnings and they are not yet agreed upon with EEB.

PERU: The initial calendar provides for distributions of dividends in Nov/12 and Apr/13, corresponding to the 2012 earnings. Edelnor and Distrilima distribute provisional dividends in May/13. Distrilima is the only company for which we have flexibility to change the calendar, since it is wholly owned.

BRAZIL: The 2012 dividends can be delayed only until December 31, 2012, since they are declared and approved at the Shareholders Meeting with that deadline. In addition, the companies are required to pay the legal minimum of 25% of Net Income After Tax of the previous year by that date, which corresponds to what is declared at the Meeting. In Jun/13, Endesa Brazil had planned to pay interim dividends accrued for 2013, which would not be difficult to postpone."

Information provided by Enersis when we requested an answer to your question to transfer funds abroad: *"Currently the only restrictions for the distribution of dividends abroad comes from the Republic of Argentina, although the companies that are being contributed are not currently planning to distribute dividends."*

The summary of the autonomy of each transaction is explained in the preceding points. With respect to the restrictions on transferring currencies abroad, there wouldn't be problems, with the exception of Argentina. Our analysis did not consider distributions of dividends from Argentina or available cash flows; therefore, we did not consider impacts due to restrictions.

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III.

Answers to the Questions Raised by Members of the Board (6 of 11)

13) From the analysis of volatility of prices to generators in Brazil and Colombia, given the hydrology of their electrical systems, state an opinion on the commercial policies applied and their impact on income in the next few years.

Information provided by Enersis when we requested an answer to your question: *"Indeed our commercial policies are the right ones, since their definition is based specifically on hydrologic variability. In general terms, representative hydrological statistics of each system are used and the operation of each system is simulated. That operation determines the variable margins for each hydrology and for each contracting level, seeking the level that minimizes the drop in the variable margin with a determined degree of confidence. What these policies seek is to determine a balance between contract sales and spot sales. Specifically, it points to the smallest variation in the risk margin. In practical terms, this has led to the situation that, in Cachoeira Dourada (Brazil), there is a tendency to sell at a percentage of contracted energy, pointing out that assured energy already represents tightness against drought years. In Colombia, sales at fixed prices are restricted by a certain percentage of the average expected generable energy, precisely because that is indicated by the analysis of optimal volumes of sales to minimize the adverse variations in the margin at risk in view of extreme hydrologies."*

Based on the foregoing, we understand that the commercial policies are the right ones and represent the historical commercial and planning methodology of the companies of the Enersis Group. Although there are risks associated with climate variables that can strongly affect the earnings of the companies, Enersis has told us that the projections have been done with hydrologic scenarios based on expected values for each one of the Contributed Assets as of the year 2013. Additionally, given that our analysis considers a relative valuation with respect to Enersis, the sensitivity analysis for extreme scenarios should have an equivalent impact and therefore should not significantly change our conclusions or the exchange ratio between Enersis and Conosur.

14) In Brazil, evaluate possible application of Law No. 8,666 by regulators of the sector or the Government.

Information provided by Enersis when we requested an answer to your question: *"Law 8.666 of 1993 institutes the tender rules for processes of contracting and purchasing in the area of Public Administration, including partially government-owned companies with state control such as Petrobras and Eletrobras. That Law does not have any effect on companies under private control, indirectly affecting the companies that have contracts in which they offer service to public entities, that is not applied to our distributors. Therefore, no impact of Law 8.666 on the distributors of the ENDESA Group is observed in Brazil."*

Considering the information provided, no adjustments to our valuation have been made resulting from law No. 8,666.

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III.

Answers to the Questions Raised by Members of the Board (7 of 11)

IMTrust

15) In Brazil, evaluate the impact of the measures announced by the Government regarding electricity prices and rates. Analyze possible impact on Concession Contracts and on costs at the companies covered under this transaction.

Information provided by Enersis when we requested an answer to your question and contained in the presentation: "Brazil, Provisional Measure 579". It is established that:

a) In terms of concessions: (1) "There is no impact on the concessions of Endesa: CIEN (2020 line 1 and 2022 line 2), Cachoeira Dourada (2027), Ampla (2026) and Coelce (2028)." (2)"On the other hand, the form of payment of the assets not amortized at the end of the concession is clear, which will be paid at the value of the net base compensation of the regulatory accounting" (3) "If, in the future, equal rules were applied, in the event Cachoeria and CIEN continue with the transaction, we will be paid only the efficient O&M. In the case of Ampla and Coelce, conditions should be negotiated."

b) Regarding electricity prices and rates: (1) *"Global reversion reserve charges (RGR) will be eliminated and fuel consumption quotas (CCC)", (2) "Reduction to 75% of the energetic development quota (CDE)", (3) "Average tariff reduction of 7% in all Brazil", (4) "Reduction in the tariff charges will not have an impact in the trading margin of the companies. Nonetheless, it will have a positive impact in collection"*

These possible impacts are reflected in our projections and in the terminal value of the transactions in Brazil in which we have assumed that the concessions expire and they are handed over in the original term of the contracts and at the value established by the new rule, i.e. the net asset value. The breakdown of the assumptions made in the calculation of the terminal value for the Brazil Contributed Assets is in Section II.C.1 of the Report

16) In Peru, evaluate security of supply of Gas in Piura. Contracts, TorP, DorP, guarantees involved and their relationship with the margin.

Information provided by Enersis when we requested an answer to your question: *"the gas supply that EEPSA has is based on contracts with multiple suppliers up to totalizing about 0.3 bcm annually for generation, with variable terms from 2015 to 2023. In the Piura area, there is no still mainline gas connection with the center and Camisea. The gas production in Piura is local production, and there are large reserves. The gas in Piura is generally a by-product of oil production of liquids and, therefore, the producers to date do not include in their contracts mandatory deliver clauses, not with standing the fact that availability has never been a problem. Generally the contracts are not Take or Pay. There is recent regulation that provides oversight and prevents gas venting, which results in greater availability of gas and better position for future negotiations. Therefore we can expect that the entire process of selling gas in the Piura area will be strenghtened. It is remarkable that this great gas availability has made it possible, when renegotiating contracts, to stipulate clauses and formulas for prices tied to the competitive rates of Camisea, even though there is no physical connection."* Additionally: *"There are no explicit clauses of guarantees or compensation in the event of failures in supply on the part of any of the suppliers. Nevertheless, in the case of Petrobras (which is one of contracts of greater volume) there are compensations but they are in the event of unilateral termination of the contract. The EEPSA suppliers must follow rules of security as far as gas venting and burning, so for them it is essential to always sell us natural gas, and in the Talara area, EEPSA is the main buyer of Natural Gas."*

Based on the presented information and meetings held, our analysis has not incorporated any potential interruption in the gas supply for Eléctrica de Piura and we understand that there are no explicit clauses of guarantees or compensations in the event of failure in supply on the part of any of the suppliers..

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Answers to the Questions Raised by Members of the Board (8 of 11)

IMTrust

17) At Dock Sud and Yacilec in Argentina, real situation versus situation promised by the Government, regarding the payment of Operation and Maintenance costs. Real versus book cash flow situation.

Information provided by Enersis when we requested an answer to your question: *"Currently there are no differences between the recognition of O&M costs and what is paid monthly. Nevertheless, the current recognition of O&M is insufficient for the generators. For Yacilec, the recognized tariff rate level enables it to cover its costs and maintain a certain margin, although the adjustment in electrical transmission rates is pending. During 2012, it paid interim dividends accrued on 2011 income."*

Our analysis did not consider a cash flow valuation of the operations in Argentina, nor did it use the cash currently available at each company. Additionally, as mentioned in Section I.B., Enersis would invest fresh funds in Argentina, if and only when the regulation and the business environment in that market allows to forecast adequate profitability for those investments and access from Enersis to the cash flows generated from those investments. Finally, the debts at the Contributed Assets and subsidiaries of Enersis in Argentina do not have claims, cross default or guarantees. Therefore, there would be no effect due to those cash differences on our valuation.

18) In EDESUR Argentina:

a. Evaluate potential loss of Concession Contract with ENRE and Secretariat of Energy.

Answers received from Enersis: *"Only if the annual accumulated value of fines exceeds 20% of the annual billing, the Concession Contract indicates that it will authorize ENRE to void the Concession Contract. However, Argentine law empowers the State to extinguish Concession Contracts due to breach of contracted obligations, even when no such contractual provision is made, whenever the breach is of such magnitude that it endangers achieving the purposes of the contract and is attributable to the administered counterparty and there is a prior requirement for compliance. In this case of termination of the Concession, the Contract provides that there will be a Public Tender Process to grant the new concession to a company whose shares will be sold. In exchange for any assets that are transferred to that new company, Edesur will receive any amount that is obtained from the sale of the shares, after deducting the credits in favor of the Grantor. As to the execution of the liens on the class A shares, based on the repeated breach of substantial obligations of the Concession Contract, the National State Grantor could decide, by presidential decree, to execute those shares, which are the property of Distrilec Inversora S.A., whose capital stock is 51.5% owned by Enersis S.A., Chilectra S.A. and ENDESA Chile, and 48.5% owned by two companies of the Petrobras Group. In turn, Enersis S.A., Chilectra S.A. and Endesa Latinoamérica S.A. hold interests in the rest of the capital of Edesur with Contributed Assets in Class B shares that are not affected by the aforementioned pledge."*

Our analysis did not consider a cash flow valuation of the Edesur operation. Additionally, as it is mentioned in Section I.B., Enersis would invest fresh funds in Argentina, if and only when the regulation and the business environment in that market allows to project adequate profitability for those investments and access from Enersis to the cash flows generated from those investments. Finally, the Edesur debts do not have claims, cross default or guarantees. Therefore, our analysis did not incorporate a potential loss of the concession in Argentina since we used a value of zero for the Contributed Assets in Argentina, which would be equivalent under the aforementioned assumptions, to the loss of the concession contract..

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Answers to the Questions Raised by Members of the Board (9 of 11)

IMTrust

b. Report on real current and potential rights to compensation, for ENERSIS due to the proceeding before the "CIADI".

Answer received from Enersis was answered by the company to the Director.

Based on information provided by Enersis, no consideration has been given to any benefit from possible compensation from the proceeding filed before the "CIADI".

c. Explain the current situation of the Contract and the Concession Periods.

Answer received from Enersis: "The Edesur concession is currently governed by the Concession Contract and the Concession Contract Adjustment Agreement. The Concession Contract provided for dividing the Concession period into Management Periods of 15 years, for the first one, and 10 years for the following periods, until the 95 years of concession are attained. The first Management Period was extended until the end of the 5 years of application of the Tariff Regimen and Chart that derive from the Comprehensive Rate Review agreed upon between the Government and Edesur in the Concession Contract Adjustment Agreement, and which has not yet been carried out."

As answered in question 18.a, our analysis did not consider a potential loss of the concession in Argentina since we used a value of zero for Edesur under the stated assumptions.

19) For each asset, determine the transaction prices at which the dilution effect is zero, at ENERSIS and those corresponding to ENEL.

The measurement of dilution for the shareholders of Enersis is moderate based on the Proposed Transaction, which considers the contribution in kind of Conosur by Endesa S.A. (ENDESA Spain). Therefore, the analysis was done at the aggregate level, and separating the contribution in goods and cash, and not at the level of each equity Holding individually. Although we could do an analysis case by case considering a value per equity of each of the Contributed Assets, we understand that, given the indivisibility of the Proposed Transaction, that exercise would not be relevant. The analysis of the acreetion/dilution effect of the Proposed Transaction on Enersis earnings per share is in Section II.D.2 of the Report.

With respect to its impact at the level of ENEL, that analysis was not done since we do not have the necessary information and an analysis for a specific Enersis shareholder exceeds the scope of our analysis. Therefore, it is not possible for us to answer the question.

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Answers to the Questions Raised by Members of the Board (10 of 11)

IMTrust

20) What would be the discount on the market price of each asset that should be demanded to offset the ENERSIS holding company discount?

The analysis of the market discount in comparison to the discounted cash flow valuation of Enersis is in Section I.C of the Report.

21) According to you, what would be the economic values added to ENERSIS by each asset of the transaction?

The summary of the equity valuation of each of the Contributed Assets is in Section II.C.4 of the Report.

22) What would be the valuations of Emgesa and Codensa implicit in Eléctrica Bogotá and how do they compare with the ones determined by you?

We did a sum-of-the-parts exercise for EEB, using: 1) market values for the assets that are traded in the market, 2) Assets with no market values under multiples and 3) Codensa, Cundinamarca and Emgesa under our estimated valuation adjusted by the Enersis discount before the announcement of the Proposed Transaction, as appears in Section II.C.4.

We believe that the valuation performed of the Colombian equity Contributed Assets are reasonably in line with the implicit valuations of EEB with sum of the parts and the discount with respect to valuations by discounted cash flow and the market capitalization of EEB.

23) In Title XVI of the Corporations Law No. 18.046, referring to Transactions with Affiliated Parties, Article 147 establishes among other conditions, that they must "conform in price, terms and conditions to those that prevail in the market at the time of their approval." In view of the foregoing, it is necessary to have one or more references than provide the most precise information possible about the market values of the assets covered under this transaction. I request at least an analysis of what a market value for this transaction could be, determined by the stock market values of the listed companies, upstream and downstream of Enersis S.A. Indicate the assumptions used and their impact. If you consider it necessary, make sensitivities for your assumptions.

Our analysis considers an approach of market values of the assets covered under the Proposed Transaction. The breakdown of the valuation methodology is explained in Section I.B of the Report, while the breakdown of the assumptions used is in Section II.C.1.

24) Identify which of the equity interests offered by ELA are essential to maintain political control of the company and to consolidate the Financial Statements of each subsidiary; in the cases that are not essential, indicate other political benefits.

Information provided by Enersis when we requested an answer to your question: *"Emgesa and Codensa, insofar as consolidated by their own right and not by assignment of rights of the controller. Control is acquired by the AMIs, which have been made available in the data room. In addition, there is Majority and control in EEPSA and Dock Sud. In the others, the degree of equity interest is increased and possibility of exercising greater rights pursuant to law and bylaws in each jurisdiction."*

Based on the information presented, only Emgesa and Codensa would be essential to maintain political control of those companies.

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Answers to the Questions Raised by Members of the Board (11 of 11)

IMTrust

25) From the same standpoint, explain what the situation of Yacilec, Dock Sud and Piura would be.

Information provided by Enersis when we requested an answer to your question: *"In Dock Sud, control is acquired (with agreement of shareholders with negative control of YPF. Copy has been made available in the data room) and in Piura exclusive control is acquired. In Yacilec, rights are acquired when participating in the shareholders agreement, which has been made available in the data room."*

Based on the information presented, exclusive control would be acquired only in Dock Sud and Piura.

26) For each of the offered equity interests, indicate EBITDA, Cash Generation and flow of dividends to shareholders, for each of the last three years.

The following is a chart with the historical information provided by Enersis on EBITDA, cash generation and dividends to shareholders for each of the Contributed Assets.

			2009			2010			2011		
			Cash Flow	Paid Dividends	EBITDA	Cash Flow	Paid Dividends	EBITDA	Cash Flow	Paid Dividends	EBITDA
Colombia	Gx	Emgesa	587.222	408.880	1.106.610	543.653	695.246	1.112.629	333.135	307.373	1.256.231
Brazil	Gx	Fortaleza	228	130	327	212	283	232	201	90	198
Brazil	Gx	Cachoeira	174	202	206	216	257	287	402	307	337
Peru	Gx	Piura	20	12	66	108	52	104	- 81	-	134
Chile	Gx	Pangue	58.553	52.867	93.762	57.947	66.214	82.711	76.210	73.949	102.075
Chile	Gx	San Isidro	718		24.690	45.849	38.165	25.274	70.552	43.116	65.493
Chile	Tx	Transquillota		-			-			-	
Argentina	Gx	DockSud	- 25	-	126	59	-	185	61	-	291
Colombia	Dx	Codensa	632.251	434.788	1.012.159	386.220	669.668	983.619	728.821	314.311	977.477
Colombia	Dx	Cundinamarca	10.763	-	28.934	5.357	37.602	56.028	- 11.753	-	62.411
Brazil	Dx	Ampla	228	300	840	401	114	634	83	51	762
Brazil	Dx	Coelce	352	263	649	362	213	807	319	332	755
Peru	Dx	Edelnor	95	153	430	184	119	447	115	134	471
Argentina	Dx	Edesur	99	47	310	262	-	152	- 392	-	- 185
Brazil	Tx	Cien	165	-	212	310	-	256	140	-	185
Argentina	Tx	Yacylec									
Brazil	Other	Pratil		-			-			1	
Argentina	Other	Cemsa	87	-	2	- 93	-	5	24	-	6
Brazil	Holding	Endesa Brasil		629			439			841	
Brazil	Holding	Ampla Investimentos		40			11			12	
Brazil	Holding	Investluz		177			141			191	
Argentina	Holding	Inversora DockSud		-			-			-	
Colombia	Holding	Decsa		-			21.508			-	
Peru	Holding	Generalima		130			-			-	
Peru	Holding	Distrilima		92			43			71	
Peru	Holding	Cabo Blanco		49			44			-	

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Finanzas Corporativas
Gestión de Inversiones
Mercado de Capitales

IMTrust

www.imtrust.com
Av. Apoquindo 3721, Piso 9 • Las Condes • Santiago • Chile • Tel (56 2) 450 16 00

DISCLAIMMER: The English version of this report was translated for the convenience of the reader. This translation has not been reviewed or approved by the expert appraiser.

Expert appraisal report in connection with the valuation of ENDESA, S.A.’s capital contribution to ENERSIS S.A.
through its direct and/or indirect equity shareholdings in other Latin American companies

SWORN AFFIDAVIT

I, EDUARDO WALKER H., business administration professional, national identity card N° 7.081.424-2, legally domiciled in Av. Vicuña Mackenna N°4860, Santiago, Chile, hereby declare under oath as follows, for the purposes envisaged under Circular Letter No. 1,698 dated December 31, 2003 issued by the Superintendence for Securities and Insurance (Superintendencia de Valores y Seguros) regarding the Expert Appraisal Report dated July 23, 2012, entrusted upon me by Enersis S.A., in connection with the valuation of a potential capital contribution to Enersis S.A.

FIRST: I hereby declare to be independent of Enersis S.A., of Endesa, S.A. (Endesa Spain), of the corporate groups to which such companies belong, of their respective external auditors, and of their consultants and other intermediaries that participate in the operation covered by the above-indicated expert appraisal report.

SECOND: I declare to have none of the relationships described in article 100 of Law 18,045 of the Securities Market with respect to the persons indicated in the preceding number.

Santiago, Chile
July 23, 2012

Eduardo Walker H.

National Identity Card N° 7.081.424-2

To the shareholders of ENERSIS S.A.:

I.                    BACKGROUND

The present report was contracted by ENERSIS S.A., a holding company, RUT N° 94.271.000-3, duly represented for these purposes by Mr. Alfredo Ergas S., both of them legally domiciled in Avda. Santa Rosa No. 76, piso 17, Comuna de Santiago, Santiago, Chile.

ENERSIS S.A. (“Enersis”) contracted the undersigned, in his capacity as EXPERT APPRAISER, to prepare an expert corporate valuation (appraisal, assessment) of a group of companies legally domiciled in various South American countries, which include the following: Ampla Energía e Serviços S.A., Ampla Investimentos e Serviços S.A., Empresa Eléctrica Cabo Blanco S.A.C. (ELECSA), Endesa Cemsa S.A., Codensa S.A. ESP, Inversiones Distrilima S.A.C., Empresa Distribuidora Sur S.A. (EDESUR), Emgesa S.A ESP, Endesa Brazil S.A., Generalima SAC S.A., Inversora Dock Sud S.A., Compañía Eléctrica San Isidro S.A and Yacylec S.A.  Some of these companies are, in turn, owners of equity in other companies; all of which is duly taken into consideration in their respective valuation.

Endesa, S.A., (“Endesa Spain”) is a direct and/or indirect equity holder of the aforementioned companies.  The present expert appraiser report contains an estimate of the value of the contribution to be made to Enersis S.A., consisting in the shares of stock and equity described under Annex I (“The Equity Holdings”) in this same report.

Notwithstanding the foregoing, during the preparation of this expert report, the owner of the Equity Holdings declared that for purposes of a better implementation of the capital increase covered by this report, such Equity Holdings might perhaps be contributed as the sole assets and liabilities of a newly-incorporated company (“Vehicle Company”), in which case the assets to be contributed toward the capital increase concerning the present expert appraisal report would be the shares of stock of such Vehicle Company.

According to such assumption, and assuming that such Vehicle Company shall not have any significant liabilities or contingencies to alter the alluded estimate, the valuation of the total Equity Holdings shall be equivalent to the value of the Vehicle Company, which, perhaps would be contributed in the capital increase, in which case it would be irrelevant –for the purposes of the present expert appraisal report- that the  contribution in kind be in the form of Equity Holdings or shares of stock of the Vehicle Company, since the estimate of both of these assets – according to the terms of this expert appraisal report- would coincide.

This expert report is prepared in order to be delivered to the Enersis’ Board of Directors for it to submit it before the company’s Extraordinary Shareholders’ Meeting, which may subsequently approve the corresponding capital increase which, in turn, must be issued pursuant to the requirements established under article 15 of Law 18,046, the Chilean Corporate Law, and article 22 of the Regulations of the Chilean Corporate Law.  Therefore, this technical or expert report is issued personally by the undersigned expert, who is liable for the opinions contained herein.

II.                  AVAILABLE INFORMATION

In valuing the Equity Holdings that would be contributed in the capital increase, I had access to the information identified under Table 1.  In summarized terms, I had access and consulted –among others- the following information:

•         Financial statements audited as of December 31, 2011, and financial statements as of March 2012, which were the latest available as of the date of this report.

•         Detailed information of the assets and liabilities with related parties

•         The structure of the companies’ property ownership

•         Projection of key assumptions prepared by ENERSIS and by the companies subject to valuation.  Such assumptions include prices and quantities sold, fixed and variable costs, cost of raw materials, administrative expenses, capital expenditures for replenishment, maintenance and  growth, tax rates and depreciation, among others.

•         “Macroeconomic framework” supporting such projections – the same for all the companies examined.

•         Summaries of the companies’ most important third-party contracts currently in effect.

•         Sector regulations currently in effect in Argentina, Brazil, Chile and Peru for the generation, transmission and distribution of electricity – which were studied in the pertinent cases.

III.                GENERAL METHODOLOGY

The general methodology applied here consists of a sum-of-the-parts valuation considering each business unit as a part to be valued separately.  Those companies with investments in other companies are also valued through the sum of the estimated values of their respective equity holdings.

In order to value productive investments in each case, I determined the economic value of the assets (such as discounted cash flows) from which I subtracted the economic value of net cash debt: from here I obtained the equity value of each company.  Subsequently, I valued the equity holdings in each company that Endesa Spain, directly and/or indirectly, would contribute to Enersis.  Such value is the sum-of-the-parts, subtracting the corresponding equity holdings from the net debt (or adding equity holdings in other assets) of the holding companies.  In the latter case, the present value of its expenses is valued separately.

I verified that using holding companies to invest in affiliates and subsidiaries has no significant adverse consequences that may impact the valuation by parts, additional to those effects already considered.

There are few cases where I could use a direct market value, either because it does not exist or because the traded amounts are too low.  Whenever possible, however, pertinent comparisons are made.

The main difficulties in valuing via discounted cash flows relate, naturally, to determining the expected future operating cash flows and the discount rates. For the former case, the main source are the companies, albeit the expert appraisal report envisages reviews and, in some cases, modifies the assumptions applied by the companies.

A.                 Cash flows

As stated, the valuation is heavily based on Enersis’ own projections for its related companies and on those prepared by the companies themselves.  Nevertheless, as much as possible, I also compared their assumptions and projections to other sources of information and analysis. In any case, the results of this study are subject to the same difficulties that might be faced by such projections; however, the direct information coming from the same companies valued in this study constitutes a source of information superior to what is normally available in the market.

I consider net cash flows of the assets, generated by the company’s normal operation, minus taxes, capital expenses (CAPEX), both of maintenance as well as of investment, and minus (plus) the increases (decreases) in the working capital required by the operation.

All company-projected flows are stated in each country’s local currency.  Nevertheless, all projections are based on a common set of macroeconomic and financial assumptions. Consequently, in order to convert these flows into USD (Dollars of the United States of America), which is the functional currency used in the valuation, I apply the same foreign currency exchange assumptions considered by the companies upon projecting their respective flows. I do this in order to work using coherent assumptions .  I also verified the local currency results and studied the impact of such assumptions.

B.                 Discount rates

Table 2 shows the capital cost rates used in the valuations.

In order to determine the discount rates, I consider a methodology that is in line with the state of the art in this respect.  The discount rate used is each sector’s weighted average cost of capital in each country measured in nominal USD.

I obtain the weighted average of the cost of the debt and the equity.  The formula used does not assume tax advantages for using debt, since I consider that it is not appropriate to do so in this context.  However, since the formula that is commonly used indeed assumes such advantages, I verified that the resulting order of magnitude for the discount rates obtained was coherent with common market practices.  As an additional verification method, upon obtaining the valuations from the USD cash flows, I calculated the IRR of the valued assets in local-currency and verified their implicit risk premiums with respect to local government bonds in local currency. If a bias were to remain in the discount rates applied in this study because of ignoring tax advantages for the debt, such would be an upward bias.

•         Debt interest rates

For interest rates on debt related to each sector and country, I searched  Bloomberg for recent trading of USD-denominated bonds of comparable companies.  Given the lack of liquidity for longer terms, I used bond maturities in the range of 10-years.

•         Equity cost

For the cost of equity, first I obtained -for each country- a list of comparable companies belonging to the same industry showing stock market trading.  For each country and sector I obtained the estimated Equity “Beta” against the Bloomberg’s S&P 500index, using USD. In order to secure a representative Beta for each country-industry; first, I de-leveraged the Betas, I calculated a mean, and re-leveraged using the average financial structure of the industry in the country.  The cost of the capital is a risk-free rate, plus the country risk, plus Beta times the market risk premium.

o   Risk-free benchmark rate

As Risk-free rateI apply a 20-year interest rate from a curve estimated by the US Treasury Department.1 I use 20-year bond interest rates because their time period (from Macaulay) is more coherent with the investment horizon of the businesses under evaluation (mainly long term and electrical).  The rate applied is an average of the first business days of the month of July and it amounts to 2.25%.

o   Country risk

Given the low liquidity of certain issues, I took the average of 2 months of stripped spreads by country risk, according to EMBI+.

o   Market risk premium

Market risk premiums are commonly estimated using Ibbotson & Asociados as source, who estimate a historic average for the United States since 1926.  A review of the literature allows concluding that, in general, such historic premiums and, particularly those of Ibbotson for the United States, tend to by upward biased. Therefore, my source for estimating such premium in this case was a study of Dimson, Marsh & Staunton (DMS)2 that uses a larger sample of countries, a greater time horizon and, additionally, makes adjustments for certain sources of historic profitability not expected to be repeated in the future.  Incorporating the last years to their sample does not significantly affect the results, since it begins in 1900.  Its risk premium estimate with respect to long term securities ranges between 3.6% and 4.1% (on an arithmetic base).  These premiums are coherent with real long-term average profitability scores ranging between 5.5% and 6%, with an average of 5.75%.

Given the current situation of historically low interest rates and generally negative real rates in the United States, a pertinent question arises as to whether it would be more appropriate to assume historical risk premiums or whether it would be more reasonable to assume that expected future returns remain in real terms.  I favor the second alternative, an hypothesis that we will verify with another methodology, as explained below.  According to the Consensus Forecast, the United States long-term inflation forecast is 2%, which implies that the profitability of the benchmark Treasury Bond is 0.25% in real terms. Therefore, the risk premium compared to the 20-year Treasury Bond would be 5.5%.

1Source:  Treasury Department, http://www.treasury.gov/resource-center/data-chart-center/interest-rates/Pages/TextView.aspx?data=yield

2Elroy Dimson, Paul Marsh, and Mike Staunton (2006), THE WORLDWIDE EQUITY PREMIUM: A SMALLER PUZZLE, London Business School.

In order to verify whether this result is reasonable, I applied Damodaran’s methodology for “Implied Equity Premium”.3  Using the more recent projections, I obtain a risk premium of around 6% for the S&P500, once again taking as a benchmark a 20-year rate .

The difference between both methods is that the second is “forward looking”, while the DMS is based on adjusted historic averages.  Upon equally weighing these estimates, I obtain a premium with respect to the 20-year rate of 5.75%.

o   Other premiums

In the case of the Brazilian services company, Pratil, which provides services related to the electric distribution industry, I observed that it practically has no fixed assets.  Moreover, its history is quite scant.  In order to discount the projected cash flows for the company, I considered for this case a risk premium, denominated “by size” in the summary table.

Additionally, I studied the pertinence of separately considering an illiquidity premium. One could think that the alternative of Endesa Spain to sell its stock package to Enersis is to sell it in the market, which will eventually imply a discount considering that, in general, these are minority equity holdings that in many cases are closely-held companies.

Against this argument, however, I should balance the following:

First, in the case liquidity is required, Endesa Spain does not need to sell this stock package to third parties at a discount because it owns other investments on corporations (for example, in Enersis) that it could sell more easily.  Second, in certain cases (Emgesa, Codensa, Piura, Dock Sud and Cemsa), the additional equity holding permits consolidating control by Enersis, without the need to secure third-party votes.  Others (Coelce, Edelnor) are corporations that trade their stock at stock exchange.  Finally, in those cases where none of the two previous situations occur (Endesa Brazil, Edesur), the additional equity holding permits appointing at least one additional Board member, all of which strengthens corporate governance and the strategic plans established by Enersis.

Consequently, I disregarded incorporating an additional premium to discount rates due to this concept.

3Aswath Damodaran, Equity Risk Premiums (ERP): Determinants, Estimation and Implications – The 2012 Edition Updated: March 2012, Stern School of Business.

C.                 Economic value of the equity

The economic value of the equity is obtained as the present value of the future free cash flows of assets, described in point a) above, discounted by the discount rates described in point b) minus the debt’s value net of cash, plus/minus other assets or liabilities. For this calculation, I take as benchmark the audited balance sheets as of the end of December 2011.

D.                 Updating the economic value of the equity

In order to update the economic value of the equity as of June 30, 2012, I made the following adjustments:

•         I updated the USD-denominated values by each company’s equity discount rate, accruing 6-month profits.

•         I subtracted all dividend payments out since the closing date of the 2011 Balance Sheets.

•         I asked Enersis and Endesa Spain to provide a report about subsequent events that could have materially affected the values of the companies after the 2011 closing, such as for example, legal or tax contingencies. Based on such report, I conclude that there are no subsequent events that could materially affect the valuation.

IV.               VALUATIONS AS OF DECEMBER 2011

Most of the valued companies are related to the electricity sector, either in electricity Generation, Distribution or Transmission.  Therefore, in order to value them it is important to consider their overall regulatory framework.  Table 3 summarizes such framework for each country.

In general terms, tariff regulations for distribution sector applies the approach of a normal returns for an efficient company to establish a regulatory returns over actually materialized investments.  In the case of transmission, the regulation is similar.  In generation, tariffs depend on the marginal cost of generating energy in the short, medium and long term. In all the countries, except Brazil, there is a payment for capacity.

Table 4 summarizes the specific characteristics of the companies to be valued.  Part a) shows a general description, and Part b) shows accounting information.  It is important to highlight that the last audited Balance Sheets as of December 31, 2011 were considered as benchmark.

A.                 A BRIEF DESCRIPTION OF THE COMPANIES

1.                  Argentina

a)                 Edesur

Edesur is Argentina’s second largest electricity distribution company in terms of energy purchases after Edenor, a non-related company. Edesur operates over a concession area of 3,309 Km2 distributing electricity throughout the south-central part of Buenos Aires metropolitan area.  It services Buenos Aires’ main business district and several residential areas to the south of the city.  As if December 31, 2011, Edesur distributed electricity to 2.4 million clients.  Residential, commercial, industrial and other clients -mostly public and municipal clients- represented 42%, 26%, 8% and 24%, respectively, of Edesur’s total energy sales.

b)                 Yacylec

The transmission system Yacylec is comprised of:

• Three 500 kV transmission lines, 4 Km long each, from Hidroeléctrica Yacyretá power station up to "Rincón de Santa María” transformer station.

• A 500 kV transformer station and Beach "Rincón de Santa María”, in the province of Corrientes.

• A 500 kV and 269 Km long transmission line, from "Rincón de Santa María" transformer station up to “Resistencia” transformer station, and an expansion of the “Resistencia” transformer station, in the province of Chaco.

• Communications system

c)                  Cemsa

The main activity of Endesa CEMSA is the wholesale purchase and sale of electricity generated by third parties to be consumed by third parties, including import and exports of electricity and the commercialization of royalties, as well as providing and/or performing related services, all of it acting on its own behalf and/or by mandate and/or on behalf of or by order of third parties and/or associated to third parties; natural gas trading (purchase and/or sale) operations and/or its transportation, including import and export of natural gas and the commercialization of royalties and natural gas, acting on behalf of itself or on behalf of or by order of third parties and/or associated to third parties; and fuel oil trading (purchase and/or sale) operations.

Endesa CEMSA has executed several agreements with Argentine electricity power stations in support to its own supply contracts.  Those Argentinean power stations that support Endesa CEMSA’s electricity supply contracts are: Central Costanera S.A., Central Térmica Dock Sud S.A., Centrales Térmicas del Noroeste Argentino, and Hidroeléctrica El Chocón S.A.

d)                 Dock Sud

In the generation business, Endesa Spain has a control participation of 69.99% in Dock Sud’s power station, a facility with two groups with a jointly capacity of 870 MW.

Dock Sud power station has 4 gas turbines and 1 steam turbine.  The set comprised by 2 of the gas turbines and the steam turbine comprise a combined cycle.

The investments made in the Dock Sud power station project were mainly materialized until 2001, which the combined cycle was started up aiming to supply the electricity needs of Argentina’s interconnected system and allocate the eventual surplus capacity to be exported to neighboring countries.

2.                  Brazil

a)                 Ampla

Ampla is the second largest electricity distribution company in the State of Rio de Janeiro in terms of clients and annual energy sales. Ampla is mainly committed to distributing electricity to 66 municipalities throughout the State of Rio de Janeiro, serving 2.6 million clients over a concession area of 32.615 Km2 with an estimated population of 8 million inhabitants.  As of December 2011, residential, commercial, industrial and other clients represented 38%, 18%, 12% and 32%, respectively, of Ampla’s total sales, totaling 10,223 GWh.

b)                 Coelce

Coelce is the sole distributor of electricity in the State of Ceará, in northeastern Brazil.  As of December 2011, served over 3.2 million clients within a concession area of 148,825 Km2.  During 2011, Coelce’s total sales amounted to 8,970 GWh. As of December 2011, residential commercial, industrial and other clients represented 34%, 19%, 14% and 33%  respectively, of Coelce’s total energy sales.

c)                  Endesa Brazil

In 2005, Endesa Brazil was formed as a company to manage all generation, transmission and distribution assets that Endesa Latinoamérica –a subsidiary of Endesa Spain- held togetherwith Enersis, Endesa Chile and Chilectra in Brazil.

d)                 Fortaleza

Located in the municipality of Caucaia -50 Km away from the capital of the State of Ceará-, Fortaleza is a combined-cycle power plant of 322 MW that uses natural gas in its operation, with a capacity to generate a third of the electricity needed in Ceará, with a population of 8.2 million inhabitants.

e)                 Cachoeira

Located in the State of Goias -240 Km south of Goiana-, Cachoeira is a hydroelectricity power plant that use the flows from the Paranaiba River, with 10 generating units totaling an installed capacity of 665 MW.  Cachoeira started operating in 1997.

f)                   Cien

Compañía de Interconexión Energética S.A. (CIEN) is a Brazilian electricity transmission company.  Its complex is comprised of 2 frequency conversion stations, Garabi I and Garabi II, which operate a 2-way conversion of frequencies between Brazil (60 Hertz) and Argentina (50 Hertz), as well as their transmission lines. On the Argentinean side, they are operated by 2 subsidiaries: Compañía de Transmisión del Mercosur S.A. (CTM) and Transportadora de Energía S.A. (TESA); Cien controls 99.99% of their equity. The interconnection system consists of 2 transmission lines with an extension of 1,000 Km plus the Garabi Conversion Plant.

3.                    Chile

a)                 San Isidro

San Isidro is a company whose property was originally 100% owned by Endesa Chile, legally incorporated in Chile in order to build and operate a 379 MW combined cycle power plant in Quillota, in the region of Valparaiso. The plant started its commercial operations in 1998.  A 220 Kv and 9 Km long transmission line was built in order to connect this thermal power plant with the Central Interconnected Grid (SIC). This transmission system is managed by Transmisora Eléctrica de Quillota Ltda. (Transquillota), which is 50% owned by San Isidro.  As a consequence of the merger by absorption of Pangue in San Isidro, a percentage of San Isidro ownership remain indirectly in the hands of Endesa Spain.

b)                 Pangue

Pangue Is located in the region of Biobio, 100 Km east of Los Angeles. Its installed capacity amounts to 467 MW, and it is dam hydro power plant that uses the Biobio River water flows. Enersis owns 57% of its property.

In 2011, Pangue’s net energy generation amounted to 1,713 GWh and its energy sales totaled 1,798 GWh.

During the first half of 2012, Pangue was merged into San Isidro.

4.                  Colombia

a)                 Codensa

Codensa is an electricity distribution company in Colombia that serves a concession area of 18,217 Km2 in Bogota and 96 other municipalities in the departments of Cundinamarca, Tolima and Boyacá, serving approximately 2.6 million clients.

b)                 Emgesa

Emgesa has an installed generating capacity of 2,914 MW; of which, 85% corresponds to hydroelectric power plants and the rest to thermal power plants.  In September 2007, Central Hidroeléctrica Betania ESP and Emgesa S.A. ESP absorbed Betania, company in which they adopted the name of Emgesa S.A. ESP.

c)                  Empresa de Energía de Cundinamarca S.A (EEC)

EEC is an electricity marketing & distribution company operating in the department of Cundinamarca.  It serves 247 thousand clients and it sold 622 GWh during the year 2011.

5.                  Peru

a)                 Edelnor

Edelnor is a Peruvian distribution company that operates a 2,400 Km2 concession area. It has the exclusive concession to distribute electricity in the northern part of Lima’s metropolitan area, covering departments such as Huaral, Huaura, Barranca and Oyón, as well as a province adjacent in Callao. At the closing of the year 2011, it distributed electricity to approximately 1.1 million clients.

b)                 Piura

Empresa Eléctrica de Piura (Eepsa) has 133 MW and it is a company dedicated to the generation of electricity with 2 thermal plants: Malacas and Malacas 2, located in the province of Talara-Piura, which operate using the area’s own natural gas resources.

Piura is currently working on the construction of a 200 MW open-cycle thermal power plant,  called Reserva Fría. It is expected to start operations by March 2013.

B.                 Specific methodologies applied in valuing the companies

Table 5 shows a summary of the methodologies used in valuing each company. In most cases I applied the present value of future free cash flows, based on Enersis’ projections, plus a terminal value which -with some exceptions- is determined as a perpetuity value.  In most cases I assumed that such perpetuity does not grow in real terms.

C.                 Results

Table 6 summarizes the results of the valuations for each company.  Part a) of such table shows the numeric results, while Part b) shows financial ratios or multiples, available for comparison with the references presented subsequently.

1.                  Productive companies

With the exception of Yacylec (Argentina) and Transquillota (part of San Isidro, Chile), whose equity were valued at book value, and of the holding companies, whose valuation is explained below, all companies were valued using the method of present value of future cash flows, with a residual or extended value of the concessions (see Table 5).

Among the Argentine companies, the one with the highest asset and equity value is Edesur. Dock Sud appears with a negative economic equity value.  The manner in which to take this into account regarding the value of the capital contributions is discussed further on in this report.

In the case of Brazil, the largest companies in terms of assets and equity are the distribution companies Ampla and Coelce. The total value of assets and economic equity of the Brazilian companies totals 8,000 and 6,764 million USD, respectively.

The value of the assets and equity of the Chilean companies adds to approximately 1,900 million USD.

In the case of Colombia, the companies are those largest in size, in terms of the estimated economic value of their assets, which amounts to 13,000 million USD.  The sum total of their equity amounts to 11,800 million USD.

Finally, in the case of the Peruvian companies, the value of their assets and equity amounts to approximately 1,800 and 1,400 million USD, respectively.

2.                    “Holding” companies

Holding companies Endesa Brasil, Ampla Investimentos, Investluz and Generalima were valued applying the present value of the future cash flows from other than their investments, which were valued separately.  In other words, I took the future expenses associated with the holding’s operations.  To such value I subtracted the net cash debt. Given the methodology applied, which excludes the value of their investments, it is not surprising that the economic value of the holding companies be shown as quite small or even negative in Table 6.

In the case of other holding companies (Inversiones Distrilima, Inversiones Dock Sud, DECSA and Eléctrica Cabo Blanco), I analyzed their assets, liabilities, expense levels and the eventual existence of contingencies.  For all cases I concluded that the economic value of their equity is not significantly different than zero, for the purposes of this valuation.

D.                 Verifications and comparisons

The valuations presented in the preceding point were calculated in USD using discount rates in the same currency.  A pertinent question refers to the importance of the assumptions regarding the future trend of foreign exchange rates. In order to check this particular point, I re-calculated the implicit capital cost rate in local currency. I calculated an IRR in local currency considering as initial investment the value of the assets of each company and its future cash flows also measured in its nominal local currency.  Finally, I compared the order of magnitude of such IRR in nominal local currency against the benchmark interest rate for governmental notes. This check shows a premium with respect to local currency bonds, as summarized in Table 7.

The results show that there are reasonable premiums above the local benchmark interest rate, which already includes a country risk premium and a possible foreign exchange risk premium. The premiums shown are in addition to the previous ones. The foregoing is consistent with the Betas of assets with respect to the local electricity market sector ranging between 0.6 and 0.8; with a premium on account of the local securities (stock exchange) market above the local interest rate of around 4%, for example.

Also the orders of magnitude are indeed quite coherent between countries, with the sole exception of Argentina - a country and an industry currently undergoing a situation of instability.

Therefore, the results are not significantly affected by the assumptions regarding the future evolution of foreign exchange rates.

I also checked the orders of magnitude of the valuations obtained based on publicly-available studies, in some cases, with reference to market prices, in others, and also in contrast with the market value of other companies in comparable sectors, mainly through the use of multiples, financial and operational ratios. I submit some pertinent multiples and valuation references in Table 8.

It may be concluded that the multiples of the companies valued (see Table 6.b) are within the ranges of comparable companies.

•         Argentina

In relative and absolute terms, the multiples for the Argentinean companies are low.

Edesur has a close benchmark in Edenor. The only comparable indicator is the company value per client. For Edesur it comes out significantly smaller, also with respect to Latin American average.  The multiples over EBITDA are less than half.

CEMSA does not have any evident benchmarks, because there are no comparable companies aimed exclusively at marketing. In any case, its long-term multiple is similar to that of other Argentine companies.

Dock Sud is comparable to Pampa Energía. The multiples regarding their operating profits before interest, depreciation and taxes (EBITDA) are lower than those of the comparable company, just like the company value per installed capacity. A somewhat comparable transaction, albeit with reservations, is the acquisition of El Chocón.  Its EBITDA multiple is 2, which is fully in line with the valuation found, despite the fact that the latter is a hydraulic company.

•         Brazil

Fortaleza is a thermal power plant.  It does not have any directly comparable benchmarks in Brazil. Its multiples tend to be smaller than those of the Brazilian generator companies – probably because of the expiration of its contract with COELCE, beyond which I have only assumed payments for capacity.

The multiples for Cachoeira (hydraulic plant) and its value per installed capacity are fully in line with those of its benchmark comparable companies.

Ampla and Coelce are distribution companies whose multiples are fully aligned with those of their benchmark companies. Their company value per client is also similar to those of their benchmarks.

The multiples for Cien are also comparable to those of other transmission companies in Brazil.  Those for Prátil are greater than those of other service companies; however, oftentimes such other companies deal in services different than those offered by Prátil.

•         Chile

The multiples for Pangue and San Isidro are entirely comparable to those of other benchmark companies. AES Gener and E-CL are benchmark for San Isidro, with lower multiples considering projections for 2013.  Pangue has multiples similar to those of Colbún, although the value per installed capacity is greater; which is attributable to the strategic geographic location of this power plant.

•         Colombia

Isagen is a benchmark for Emgesa, because of their similar characteristics. All the multiples for Emgesa are also similar or slightly lower than those for Isagen.

The distribution companies Codensa and Cundinamarca are compared with the average of the Latin-American companies. Cundinamarca has multiples similar to the average and Codensa higher than the average. When compared to Luz del Sur (in Peru) and with the results found in this study for Edelnor (Peru), the multiples are similar, but the client value is higher. This might be attributable to the greater efficiency of this company.

•         Peru

Considering the EBITDA for 2013, the implicit multiples for Edelnor are 13% higher than those of its benchmark company, Luz del Sur. Nevertheless, the company value per client is 70% of the value for Luz del Sur.  The foregoing does not give any indication of non-aligned values.

For Piura (thermal generator company), the closest benchmark companies are Enersur and Edegel, although these companies have a 50% and 60% hydraulic generation, respectively.  The Piura multiples are 70% of such benchmarks and its value per installed capacity is 56% of the average benchmark.

E.                  Other possible value sources not quantified in this study

1.                  Projects and growth opportunities

I have been furnished information about investment projects with an estimated high probability of execution. Moreover, the information indicates that if such projects were not to be executed, others with similar characteristics might be carried out.

In this sense, the most probable of such projects -in the opinion of the companies- are the following:

•         Jamanxim (Endesa Brasil)

Endesa Brasil’s objective is to increase its market share in Brazil through the development of large hydroelectric power projects, by winning contest awards of some 2,000 MW between 2012 and 2016. Jamanxim is precisely one of such projects, whose capacity would amount to 881 MW.  The project requires investing some 1,400 million USD.

Project status: Prefeasibility study in progress.  Environmental impact study not yet started.

•         Guaicaramo (Emgesa)

This is a 467 MW hydroelectric power plant to be built in Colombia.  The estimated investment amounts to 1,160 million USD. Its prefeasibility study was completed and it is now in the process of its environmental impact study.

•         Marañón 1 (Generalima)

Marañon is a 407 MW hydroelectric power plant in Peru.  The estimated investment totals 815 million USD. The project is still in its prefeasibility stage.

•         Yacila (Generalima)

Yacila would be an 84 MW wind power plant to be located in the province of Piura, Peru, with an estimated investment totaling approximately 11 million USD.  The project is currently in its feasibility stage and the environmental impact study is already in progress.

•         Summary

All things considered, I estimate a net present value for all these projects that would amount to a significant percentage of the total value of the assets considered. Considering, however, that there are no specific proprietary rights involved that could be allocated to these assets; which, for example, could be sold to third parties, it is quite difficult to assign any value to them on grounds of a success probability, given their current state of progress.  Consequently, applying a conservative criterion, I did not include these projects in the present valuation exercise.

2.                  Tax savings

The valuation performed here does not consider the eventual tax benefits to be derived from the losses incurred by the holding companies.  Such eventual tax benefits have not been specified in the plans for the companies; for this reason, they have not been considered here.

At any rate, a top level mark for such eventual savings would be the present value of the expenses incurred by the holding companies multiplied by the country’s tax rate.  Weighing such potential tax savings according to the respective equity holdings to be contributed to Enersis, one would obtain a non-significant amount in proportion to the total value of such capital contributions.

F.                  Economic value of the December 31, 2011 capital contribution

The economic value of the capital contribution corresponds to the sum of the economic values of the equity of the companies weighted by the equity share in the companies to be directly and/or indirectly transferred to Enersis.

It is worth noting that the value of some capital contributions is negative.  In the case of “holding-type” companies (Ampla Investimentos and Investluz), this happens because I am valuing the non-consolidated assets of the companies; namely, this value does not consider the value of their investments.  Nevertheless, in the case of Dock Sud, the equity value actually estimated is negative.  Although these are limited liability companies whose equity may not, in theory, have a negative value, in this particular case there is a “reputation” problem associated with the economic group that controls the companies.   Consequently, it is possible to think that there is not a real limitation of liability in this case, since the economic group would have to pay that debt.  The results are shown in Table 9. The sum of all capital contributions as of December is estimated in 4,742  million USD.

G.                 Restatement of the capital contributions as of June 30 2012

Considering the companies that were valued according to the method of the present value of discounted future cash flows, in order to restate the value of the capital contribution around mid-2012, I did the following: first, I established the economic equity value as of the end of 2012. Then I accrued one-semester profits given the greater proximity of the future cash flows considered in the valuation, which is estimated as the capital cost rate of the equity multiplied by the initial economic value of the equity.  Then we subtracted the dividends paid out by each company.  These results are submitted in Table 10.

Upon weighting the corresponding equity holdings, the accrued increased value amounts to 205 million USD, while the value reduction on account of dividends amounts to 85 million USD, all of which implies a net value increase of approximately 120 million USD.

•        The foregoing shows that the economic value of the capital contributions total 4,862 million USD.

•        In the opinion of the undersigned Expert, the above-referred value corresponds to the market value of those equity holdings that Endesa Spain would, eventually -directly and/or indirectly- contribute to Enersis.

TABLE 1: Information Sources
Information		Source
1	Description of the markets in which each subsidiary operates	Enersis S.A.
2	Description of the country regulatory framework in which each subsidiary operates	Enersis S.A.
3	Companies Projected Cash Flows 2012-2021	Enersis S.A., fitted by the expert to reflect assumptions considered to be more suitable.
4	Direct and Indirect ownership of Enersis Group	Enersis S.A.
5	Direct and Indirect ownership of Endesa Chile Group	Enersis S.A.
6	Direct and Indirect ownership of Endesa Brasil Group	Enersis S.A.
7	Direct and Indirect ownership of Endesa Latinoamerica Group	Enersis S.A.
8	Companies 2011 Annual Reports	Enersis S.A.
9	Companies Audited Financial Statements as of December 2011	Enersis S.A.
9	Companies Financial Statements as of March 2012	Enersis S.A.
10	Later adjustments to the FECU, such as dividends or equity distribution	Enersis S.A.
11	Macroeconomic framework with projections of exchange rate, interest rates, inflation, GDP, energy demand.	Enersis S.A.
12	Discount Rate

Made by the expert, taking into consideration market interest rates as of the date of this report and its own statistical analysis. Sources: Bloomberg, JPMorgan and reports of the Central Banks of every country.

13	Public valuation reports and reports with value reference

Reports of financial institutions. In the case of Ampla Energía and Ampla Investimentos “Laudo de Avaliação” of PWC dated October 28, 2011, is included . In the case of San Isidro and Pangue valuation report is included, done by BICE in order to merger both companies, and the expert report related to the same operation.

14	Financial variables information (Interest Rate and Exchange Rate)	Several sources

TABLA 2: Cost of Capital Rate (used)

	Brazil				Colombia		Chile		Peru		Argentina
	Generation	Distribution	Transmission	Services	Generation	Distribution	Generation	Distribution	Generation	Distribution	Generation	Distribution
Cost of debt (Kd)
Estimated Cost of Debt (1)	4.5%	4.5%	4.5%	4.5%	5.3%	5.3%	4.8%	4.8%	5.0%	5.0%	21.2%	21.2%

Kd (US$)	4.50%	4.50%	4.50%	4.50%	5.25%	5.25%	4.75%	4.75%	5.00%	5.00%	21.19%	21.19%

Cost of equity (Ke)
Risk Free Rate Reference (2)	2.25%	2.25%	2.25%	2.25%	2.25%	2.25%	2.25%	2.25%	2.25%	2.25%	2.25%	2.25%
Beta (median) of Peers	0.63	0.67	0.48	1.00	0.66	0.65	0.66	0.65	0.66	0.65	0.66	0.65
Beta (leverage)	0.77	0.88	0.63	1.00	0.75	0.83	0.77	0.88	0.76	0.85	0.75	0.83
Market Risk premium (3)	5.75%	5.75%	5.75%	5.75%	5.75%	5.75%	5.75%	5.75%	5.75%	5.75%	5.75%	5.75%
Country Risk (4)	2.2%	2.2%	2.2%	2.2%	1.7%	1.7%	1.8%	1.8%	1.9%	1.9%	18.0%	18.0%
Size Premium	0.0%	0.0%	0.0%	6.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Ke (US$)	8.89%	9.48%	8.04%	16.29%	8.32%	8.79%	8.44%	9.06%	8.47%	9.00%	24.54%	25.03%

Weighted Average Cost of Capital
Debt / Assets	25.9%	31.8%	26.7%	0.0%	17.3%	30.4%	17.3%	30.4%	17.3%	30.4%	17.3%	30.4%
Equity / Assets	74.1%	68.2%	73.3%	100.0%	82.7%	69.6%	82.7%	69.6%	82.7%	69.6%	82.7%	69.6%

Cost of capital (WACC in US$)	7.75%	7.90%	7.09%	16.29%	7.79%	7.72%	7.80%	7.75%	7.87%	7.79%	23.96%	23.86%
VERSUS DB	0.36%	0.39%	0.47%	-0.24%	0.28%	0.46%	0.13%	0.19%	0.23%	0.38%	1.26%	2.18%
Spread Utility vs country					1.26%		0.74%		0.88%		0.96%
Notes:
(1): Based on 10 years bonds (or close to) in US$ of similar companies. Source: Bloomberg, June 26th, 2012
(2): Risk free rate: US T-Bond 20 years, average July 2012
(3): Market risk premium: Dimson, Marsh y Staunton (2006), adjusted at the valuation date
(4): EMBI+ last two month average , as of June 2012.

TABLE 3: General characteristics of the regulation in each country

		Argentina	Brazil	Chile	Peru	Colombia
Gx	Market	Spot/Audited Cost				Exchange/ Offered Price
	Regulated	Seasonal Price	Bids 15 years T /30 years H	Node Price Bids 15 years	Bar Price Bids 20 years	Bids 3/5 years
	Power	Peak demand contribution	---	Peak demand contribution		Firm energy contribution
Tx	Characteristics	Public Service, Open Access, Regulated Tariffs, Only for Transmission Companies
Dx	Rights	Concession contracts		Administrative Concession		Operation Zone Authorization
	Term	95 years	30 years	not defined
	VAD Revision	5 years	4/5 years	4 years		5 years
	Real profitability before tax (WACC)	To be defined	11.4%	10.0%	12.0%	13.9%
Cx	Free Clients	> 0,03 MW	> 0,5 MW	> 0,5 MW	> 0,2 MW	> 0,1 MW
	Deregulated %	≈20%	≈25%	≈30%	≈45%	≈30%

Source: Enersis

TABLE 4: Characteristics of the companies to be valued

a) General description (summary)

Country	Company	Industry	Size (annual sales in GWh)	Clients / Installed Capacity
Argentina	Edesur	Distribution	17,233	2,389 thousand clients
	Yacylec	Transmission		500 kV transmission capacity
	Cemsa	Trading
	Inversora Dock Sud	Holding
	Dock Sud	Generation	5,229	870 MW installed capacity
Brazil	Endesa Brasil	Holding
	Pratil	Services
	Fortaleza	Generation	2,842	322 MW installed capacity
	Cachoeira	Generation	3,986	665 MW installed capacity
	Cien	Transmission		2,100 MW transmission capacity
	Ampla	Distribution	10,223	2,643 thousand clients
	Ampla Investimentos	Holding
	Coelce	Distribution	8,970	3,224 thousand clients
	Investluz	Holding
Chile	San Isidro	Generation	2,460	379 MW installed capacity
	Pangue	Generation	1,798	467MW installed capacity
	Transquillota	Generation		220 kv transmission capacity

Colombia	Emgesa	Generation	15,112	2,914 MW installed capacity
	Codensa	Distribution	12,857	2,495 thousand clients
	Cundinamarca	Distribution	6,229	247 thousand clients
	Decsa	Holding
Peru	Edelnor	Distribution	6,572	1,144 thousand clients
	Piura	Generation	7,020	131 MW installed capacity
	Generalima	Holding
	Distrilima	Holding
	Cabo Blanco	Holding

Source: Enersis

b) Financial Figures

Country	Company	Industry	Currency	BALANCE							Income Statements			Ratios
				Equity	Liabilities	Assets	Financial Debt			Cash	Operating Income	EBITDA	NIAT	Financial Debt /Equity	EBITDA Margin	Equity / Asset
							Third parties	Rel. Co's	Total
Argentina	Edesur	Distribution	US$ million	333	728	1,061	91	-	91	21	575	- 57	- 112	27.4%	-9.8%	31.4%
	Yacylec	Transmission	US$ million	8	1	9	-	-	-	0	5	2	1	0.0%	33.4%	88.0%
	Cemsa	Trading	US$ million	14	68	82	-	-	-	8	22	2	1	0.0%	7.0%	16.6%
	Inversora Dock Sud	Holding	US$ million	61	0	61	-	-	-	0	-	- 0	15	0.0%	-	99.9%
	Dock Sud	Generation	US$ million	54	275	328	201	-	201	8	342	70	18	374.3%	20.6%	16.3%
Brazil	Endesa Brasil	Holding	US$ million	2,314	32	2,346	-	- 134	- 134	38	-	- 15	521	0.0%	-	98.6%
	Pratil	Servicios	US$ million	2	3	5	-	-	-	4	12	3	2	0.0%	27.3%	46.1%
	Fortaleza	Generation	US$ million	323	148	471	83	-	83	54	253	119	84	25.5%	46.9%	68.5%
	Cachoeira	Generation	US$ million	599	113	712	-	-	-	136	245	200	215	0.0%	81.8%	84.1%
	Cien	Transmission	US$ million	246	371	617	107	98	205	2	166	123	41	83.5%	74.0%	39.8%
	Ampla	Distribution	US$ million	872	1,611	2,483	753	-	753	32	1,982	456	126	86.3%	23.0%	35.1%
	Ampla Investimentos	Holding	US$ million	119	105	224	-	115	115	2	-	- 0	29	96.2%	-	53.2%
	Coelce	Distribution	US$ million	784	1,003	1,787	584	-	584	100	1,572	452	282	74.5%	28.7%	43.9%
	Investluz	Holding	US$ million	423	15	438	-	-	-	1	-	- 11	76	0.0%	-	96.5%
Chile	San Isidro	Generation	US$ million	130	157	288	-	-	-	1	506	137	92	0.0%	27.1%	45.3%
	Pangue	Generation	US$ million	210	110	321	-	-	-	0	246	215	162	0.0%	87.4%	65.6%
	Transquillota	Generation	US$ million	21	2	23	-	-	-	2	5	3	1	0.0%	0.1%	89.5%
Colombia	Emgesa	Generation	US$ million	2,802	1,453	4,255	1,157	-	1,157	263	1,028	679	362	41.3%	66.1%	65.8%
	Codensa	Distribution	US$ million	1,357	1,326	2,683	590	-	590	253	1,617	529	248	43.5%	32.7%	50.6%
	Cundinamarca	Distribution	US$ million	166	76	241	1	-	1	2	142	29	17	0.6%	20.1%	68.7%
	Decsa	Holding	US$ million	143	0	144	-	-	-	0	1	0	14	0.0%	71.6%	100.0%
Peru	Edelnor	Distribution	US$ million	371	605	976	350	-	350	18	682	177	75	94.1%	25.9%	38.0%
	Piura	Generation	US$ million	71	94	165	75	-	75	48	120	49	31	105.5%	41.1%	43.1%
	Generalima	Holding	US$ million	57	1	58	-	-	-	5	-	- 3	- 3	0.0%	-	97.9%
	Distrilima	Holding	US$ million	89	0	90	-	-	-	0	-	- 0	25	0.0%	-	99.8%
	Cabo Blanco	Holding	US$ million	18	0	18	-	-	-	0	-	- 0	- 0	0.0%	-	99.9%

Source: Audited Financial Statements for each company as of December  31st,2011.

TABLE 5: Summary of the assumptions and criteria used in the valuation

Business	Main methodology: Overview	TV	TV assumptions	Projects	Control methodologies
Argentina	**Edesur**	– Distribution	– DCF with explicit projections until end of 2021E	✔	– Perpetuity growth model – g = 0.0% real term (in US$) – Based on normalized year	✘	– Trading multiples – Transaction multiples
Argentina	**Yacylec**	– Transmission	– No business plan available – Valued at book	✘	– Not applicable	✘	– Trading multiples – Transaction multiples
Argentina	**Cemsa**	– Trading	– DCF with explicit projections until end of 2021E	✔	– Perpetuity growth model – g = 0.0% real term (in US$) – Based on normalized year	✘	– Trading multiples – Transaction multiples
Argentina	**Dock Sud**	– Generation, thermo	– DCF with explicit projections until end of 2021E	✔	– Perpetuity growth model – g = 0.0% real term (in US$) – Based on normalized year	✘	– Trading multiples – Transaction multiples
Brazil	**Endesa Brasil**	– Sub-holding (integrated)	– DCF with explicit projections until end of 2021E	✔	– Perpetuity growth model – g = 0.0% real term (in US$) – Based on normalized year	✘	– No transaction multiples applicable
Brazil	**Prátil**	– Corporate services	– DCF with explicit projections until end of 2021E	✔	– Perpetuity growth model – g = 0.0% real term (in US$)	✘	– No transaction multiples applicable
Brazil	**Fortaleza**	– Generation (thermo)	– DCF with explicit projections until end of 2051E – Since end of Coelce contract (2023), assumes capacity payment.	✘	– Not applicable	✘	– Trading multiples not applicable – Transaction multiples
Brazil	**Cachoeira Dourada**	– Generation (hydro)	– DCF with explicit projections until end of 2027E (end of concession). – Assumes 20 years concession renewal (2047), FCF adjusted by inflation	✘	– Not applicable	✘	– Trading multiples – Transaction multiples
Brazil	**Cien**	– Transmission	– DCF with explicit projections until June 2022E (end of concession), with net asset devolution.	✘	– No terminal value	✘	– Trading multiples – Transaction multiples
Brazil	**Ampla Energia**	– Distribution	– DCF with explicit projections until end of 2021E	✔	– Perpetuity growth model – g = 0.5% real term (in US$)	✘	– Trading multiples – Transaction multiples – Market prices (60D average)
Brazil	**Coelce**	– Distribution	– DCF with explicit projections until end of 2021E	✔	– Perpetuity growth model – g = 0.5% real term (in US$)	✘	– Trading multiples – Transaction multiples – Market prices (60D average)
Brazil	**Holdings**	– Sub-holdings	– DCF with explicit projections until end of 2021E for Endesa Brazil. Others were based on historical	✔	– Perpetuity growth model – g = 0.0% real term (in US$)	✘	– No transaction nor trading multiples applicable

Business	Main methodology				Control methodologies
			Overview	TV	TV assumptions	Projects	
Chile	San Isidro	– Generation (CCGT)	– DCF with explicit projections until end of 2021E	✓	– Perpetuity growth model – g = 0.0% real term (in US$) – Based on normalized year	✗	– Trading multiples – Transaction multiples
	Pangue	– Generation (hydro)	– DCF with explicit projections until end of 2021E	✓	– Perpetuity growth model – g = 0.0% real term (in US$) – Based on normalized year	✗	– Trading multiples – Transaction multiples
	Transquillota	– Transmission	– Valued at book	✗	– Not applicable	✗	– Not applicable
Colombia	Emgesa	– Generation (hydro, thermal)	– DCF with explicit projections until end of 2021E	✓	– Perpetuity growth model – g = 0.0% real term (in US$) – Based on normalized year	– Considered pipeline in POA: Casalaco (144MW hydro plant), Sumapaz (157 MW) and El Quimbo (400MW hydro plant)	– Trading multiples – Transaction multiples
	Cundinamarca	– Distribution	– DCF with explicit projections until end of 2021E	✓	– Perpetuity growth model – g = 0.0% real term (in US$) – Based on normalized year	✗	– Trading multiples – Transaction multiples
	Codensa	– Distribution	– DCF with explicit projections until end of 2021E	✓	– Perpetuity growth model – g = 0.0% real term (in US$) – Based on normalized year	✗	– Trading multiples – Transaction multiples
Peru	Edelnor	– Distribution	– DCF with explicit projections until end of 2021E	✓	– Perpetuity growth model – g = 0.0% real term (in US$) – Based on normalized year	✗	– Trading multiples – Transaction multiples
	Piura	– Generation (thermo and CCGT)	– DCF with explicit projections until end of 2021E	✓	– Perpetuity growth model – g = 0.0% real term (in US$) – Based on normalized year	– Reserve Fría, 183 MW, GT.	– Trading multiples – Transaction multiples
	Generalima (sub-holding)	– Sub-holding		✗	– Not applicable	✗	– Not applicable

TABLE 6: Valuation Results

a)      Quantitative Results

			(a)	(b)	(c)	= (a) - (b) - (c)
Country	Company	Currency	Assets	Net Debt	Other adjustments (1)	Economic equity value

Argentina	Edesur	US$ million	281	50	0	230
	Yacylec (2)	US$ million				8
	Cemsa	US$ million	4	-12	0	16
	Inversora Dock Sud (3)	US$ million				0
	Dock Sud	US$ million	126	183	0	-57
Brazil	Endesa Brasil	US$ million	-220	-65	-198	43
	Pratil	US$ million	233	-4	0	238
	Fortaleza	US$ million	514	-0	-54	569
	Cachoeira	US$ million	1,493	-168	23	1,637
	Cien	US$ million	684	204	-32	512
	Ampla	US$ million	2,825	727	323	1,775
	Ampla Investimentos	US$ million	-6	98	0	-104
	Coelce	US$ million	2,514	413	-9	2,110
	Investluz	US$ million	-5	-4	14	-15
Chile	San Isidro	US$ million	204	-1	0	205
	Pangue	US$ million	1,716	-0	0	1,716
	Transquillota (2)	US$ million				21
Colombia	Emgesa	US$ million	7,424	892	-69	6,601
	Codensa	US$ million	5,402	337	0	5,065
	Cundinamarca	US$ million	209	-1	0	210
	Decsa (3)	US$ million				0
Peru	Edelnor	US$ million	1,674	332	0	1,342
	Piura	US$ million	122	27	0	94
	Generalima	US$ million	-3	-5	0	2
	Distrilima (3)	US$ million				0
	Cabo Blanco (3)	US$ million				0
(1) Includes contingencies, tax benefits, dividends
(2) Valuation through the accounting of equity value; net debt
(3) Asumes zero value, because the only asset is the operative company already valued

b) Multiples and ratios

Country	Company	TEV / EBITDA 2012 E	TEV / EBITDA 2013 E	EXIT VALUE / EXIT EBITDA	TEV / INST CAP (US$ thousand / MW)	TEV / N° CLIENTS (US$)

Argentina	Edesur	8.6	1.9	1.0		117
	Yacylec
	Cemsa	9.7	9.1	1.7
	Inversora Dock Sud
	Dock Sud	2.2	1.9	1.5	145
Brazil	Endesa Brasil
	Pratil	15.2	8.0	6.7
	Fortaleza	5.5	5.7	5.0	1,766
	Cachoeira	8.3	10.0	13.4	2,462
	Cien	6.3	6.2
	Ampla	5.1	4.6	17.0		672
	Ampla Investimentos
	Coelce	6.3	6.4	17.2		654
	Investluz
Chile	San Isidro	13.3	5.7	4.9	538
	Pangue	10.4	14.0	13.3	3,675
	Transquillota
Colombia	Emgesa	9.4	8.1	6.4	1,813
	Codensa	8.9	7.7	5.6		2,030
	Cundinamarca	5.3	4.4	3.6		820
	Decsa
Peru	Edelnor	8.5	7.8	5.3		1,405
	Piura	4.1	5.0	3.8	931
	Generalima
	Distrilima
	Cabo Blanco

TEV: Assets' economic value; EBITDA: earnings before depreciations, interests and taxes; EXIT VALUE / EXIT EBITDA: Assets' economic value starting on 2022 divided by the EBITDA of the year 2021 (Coelce and Ampla, Average EBITDA 2017-2021)

TABLE 7:  Implicit IRR and premium in local currency

Country	Company	WACC (IRR) Local Currency	Reference Rate (LC)*	Premium

Argentina	Edesur	31.0%	15.0%	16.0%
	Yacylec
	Cemsa	31.6%	15.0%	16.6%
	Inversora Dock Sud
	Dock Sud	30.7%	15.0%	15.7%
Brazil	Endesa Brasil
	Pratil	19.1%	7.0%	12.1%
	Fortaleza	10.3%	7.0%	3.4%
	Cachoeira	10.2%	7.0%	3.2%
	Cien	9.8%	7.0%	2.8%
	Ampla	10.5%	7.0%	3.5%
	Ampla Investimentos
	Coelce	10.5%	7.0%	3.5%
	Investluz
Chile	San Isidro	8.1%	5.2%	2.9%
	Pangue	8.2%	5.2%	3.0%
	Transquillota
Colombia	Emgesa	8.5%	5.7%	2.8%
	Codensa	8.4%	5.7%	2.7%
	Cundinamarca	8.5%	5.7%	2.8%
	Decsa
Peru	Edelnor	7.8%	5.4%	2.4%
	Piura	7.8%	5.4%	2.5%
	Generalima
	Distrilima
	Cabo Blanco
*Bloomberg; Chile: LVA Index

TABLE 8: Multiples and references from peers

a) Traded Companies4

Company	Country	MC (US$)	EV (US$)	EV/EBITDA 12E	EV/EBITDA 13E	EV/MW (US$m)	EBITDA margin 12E	EBITDA margin 13E	EBITDA growth 11A-12E	EBITDA growth 11A-13E	P/E 12E	P/E 13E	NI margin 12E	NI margin 13E	NI growth 11A-12E	NI growth 11A-13E
Generation																
CPFL Energia	Brazil	11,636	18,447	9.0x	9.0x	6.7	29.4%	27.6%	5.3%	2.5%	16.2x	17.0x	10.8%	9.7%	(2.4%)	(3.6%)
EDP	Brazil	2,920	5,520	6.9x	6.4x	3.2	27.1%	27.1%	0.3%	4.1%	10.9x	10.3x	9.6%	9.4%	13.9%	9.4%
CEMIG	Brazil	13,977	20,760	7.0x	7.1x	3.1	35.4%	34.3%	8.6%	4.0%	8.1x	11.1x	21.6%	15.2%	48.7%	3.8%
Eletrobras	Brazil	9,593	24,114	7.8x	6.7x	0.6	20.4%	21.8%	27.1%	21.7%	5.9x	4.7x	11.6%	13.4%	(9.2%)	6.6%
Copel	Brazil	5,333	5,945	5.9x	5.3x	1.2	25.5%	26.7%	10.5%	11.5%	9.8x	8.6x	14.1%	14.9%	(2.1%)	5.4%
Tractebel Energia	Brazil	11,634	13,218	9.0x	8.0x	1.9	62.8%	65.8%	4.0%	7.9%	16.7x	15.4x	30.2%	30.7%	(0.2%)	4.1%
AES Tietê	Brazil	4,797	5,091	6.6x	6.4x	1.9	78.6%	78.3%	7.6%	6.1%	11.0x	10.4x	44.9%	45.2%	6.7%	6.2%
CESP	Brazil	5,419	6,565	6.3x	5.7x	0.9	64.9%	65.7%	25.7%	18.6%	18.3x	12.7x	18.9%	24.6%	n.m.	n.m.
Average Brazil				**7.3x**	**6.8x**	**2.4**	**43.0%**	**43.4%**	**11.2%**	**9.5%**	**12.1x**	**11.3x**	**20.2%**	**20.4%**	**7.9%**	**4.6%**
Median Brazil				**6.9x**	**6.5x**	**1.9**	**32.4%**	**31.0%**	**8.1%**	**7.0%**	**11.0x**	**10.8x**	**16.5%**	**15.1%**	**(0.2%)**	**5.4%**
Endesa	Chile	13,343	18,126	8.9x	7.9x	n/a	42.1%	45.7%	7.1%	9.9%	15.1x	12.5x	18.5%	21.6%	0.5%	10.4%
AES Gener	Chile	4,606	6,292	8.8x	9.1x	1.3	31.5%	30.5%	(1.5%)	(2.9%)	13.4x	14.0x	15.1%	14.6%	5.7%	0.6%
Colbún	Chile	4,707	6,026	15.6x	11.3x	2.3	32.8%	40.1%	88.8%	61.2%	28.1x	21.4x	14.3%	16.6%	n.m.	n.m.
E-CL	Chile	2,446	2,881	9.2x	8.3x	1.3	24.4%	25.9%	(11.6%)	(1.0%)	16.3x	15.6x	11.6%	11.6%	(15.3%)	(6.1%)
Average Chile				**10.6x**	**9.2x**	**1.7**	**32.7%**	**35.5%**	**20.7%**	**16.8%**	**18.2x**	**15.9x**	**14.9%**	**16.1%**	**(3.0%)**	**1.6%**
Median Chile				**9.0x**	**8.7x**	**1.3**	**32.2%**	**35.3%**	**2.8%**	**4.5%**	**15.7x**	**14.8x**	**14.7%**	**15.6%**	**0.5%**	**0.6%**
Pampa Energía	Argentina	315	1,188	4.8x	3.8x	0.5	13.2%	15.4%	73.6%	48.3%	32.5x	n.m	0.5%	(0.2%)	n.m.	n.m.
Isagen	Colombia	3,535	4,123	9.4x	9.9x	1.9	40.9%	39.1%	11.3%	2.8%	11.7x	12.5x	28.2%	26.7%	13.8%	3.4%
Enersur	Peru	1,425	1,869	10.6x	7.2x	1.8	39.3%	45.0%	5.8%	24.7%	16.8x	10.4x	18.8%	23.8%	(1.1%)	26.5%
Edegel	Peru	1,600	1,929	7.1x	6.9x	1.5	50.8%	50.0%	1.3%	2.0%	11.6x	n.a.	25.8%	n.a.	24.1%	n.a.
Average Peru				**8.8x**	**7.0x**	**1.7**	**45.0%**	**47.5%**	**3.5%**	**13.4%**	**14.2x**	**10.4x**	**22.3%**	**23.8%**	**11.5%**	**26.5%**
Median Peru				**8.8x**	**7.0x**	**1.7**	**45.0%**	**47.5%**	**3.5%**	**13.4%**	**14.2x**	**10.4x**	**22.3%**	**23.8%**	**11.5%**	**26.5%**
Average Latam				**8.3x**	**7.4x**	**2.0**	**38.7%**	**39.9%**	**16.5%**	**13.8%**	**15.1x**	**12.6x**	**18.4%**	**18.5%**	**6.4%**	**5.6%**
Median Latam				**8.3x**	**7.1x**	**1.8**	**34.1%**	**36.7%**	**7.4%**	**7.0%**	**14.2x**	**12.5x**	**16.8%**	**15.2%**	**0.5%**	**4.8%**

4 Source:FactSet July 12, 2012

b) Largest Transactions - Generation 5

			Target business	EV/LTM (x)	EV(R$m)/MW(x)
Ann date	Acquirer	Target	Country	Sales	EBITDA	EBIT	Capacity ($)
Aug-11	Translead Emp. E Incorp.	Share in Tangará Energia (Grupo Rede)	Brazil - Hydro	n.a	n.a	n.a	2.9
Sep-19-10	Inkia Energy	Edegel	Peru	2.9x	5.8x	9.3x	0.7
Nov-09	GDF suez	Codelco	Chile	n.a	n.a	n.a	0.2
Oct-09	Endesa Chile	Edegel	Peru – Hydro/Thermal	4.1x	7.8x	12.1x	1.0
Feb-09	Termogas	Termonorte	Brazil - Thermal	n.a	n.a	n.a	1.5
Sep-08	Generalima	Edegel	Peru – Hydro/Thermal	5.0x	12.2x	23.7x	1.2
Jun-08	Energias do Brasil	Rede Lajeado	Brazil - Hydro	n.a	11.9x	n.a	4.4
Apr-08	Tractebel	Ponte de Pedra	Brazil - Hydro	n.a	n.a	n.a	5.0
Dec-07	Brookfield	Itiquira	Brazil - Hydro	n.a	n.a	n.a	4.2
Oct-07	Petrobras	UTE Juiz de Fora	Brazil - Thermal	n.a	n.a	n.a	2.4
Sep-07	Statkraft Norfund Power Invest	Electroandes	Peru – Hydro	7.1x	10.8x	n.a	2.2
Mar-07	Endesa SA	Hidroelectrica El Chocon	Argentina – Hydro	1.4x	2.0x	2.4x	0.4
Dec-06	Tractebel	MAESA	Brazil - Hydro	n.a	9.2x	n.a	1.6
Nov-06	Investor Group	Hidroelectrica Piedra del Aguila	Argentina – Hydro	4.3x	6.9x	7.6x	0.4
May-06	Petrobras	Macaé	Brazil - Thermal	n.a	n.a	n.a	0.7
Apr-06	Investor Group	AES Gener	Chile – Hydro/Thermal	2.6x	7.1x	9.6x	1.0
Feb-06	Copel	UEG Araucaria	Brazil - Thermal	n.a	n.a	n.a	1.4
Jul-05	Petrobras	MPX Termoceará	Brazil - Thermal	n.a	n.a	n.a	1.6
Apr-05	EDP Energias do Brasil	Investimentos Energeticos	Brazil – Hydro	1.8x	7.6x	11.3x	n.a.
Apr-05	Petrobras	Termoelétrica Eletrobolt	Brazil - Thermal	n.a	n.a	n.a	1.0
Dec-04	Petrobras	Fafen Power Station	Brazil - Thermal	n.a	n.a	n.a	0.9
Oct-04	Guaraniana	Termopernambuco	Brazil - Thermal	n.a	n.a	n.a	1.3
Sep-04	Brennand	Juba I / Juba II	Brazil - Thermal	n.a	n.a	n.a	2.7
	Average			3.7x	8.1x	10.9x	1.8
	Median			3.5x	7.7x	9.6x	1.4

5 Source:FactSet July 12, 2012

c) Largest Transactions - Transmission 6

			Target business	EV/LTM (x)	EV($m)/MW (x)
Ann date	Acquirer	Target	Country	Sales	EBITDA	EBIT	Capacity ($)
Apr-23-09	Cemig Geracao e Transmissao	Terna Participacoes	Brazil	6.6x	7.9x	10.4x	n.a.
Sep-24-08	CEMIG	TBE	Brazil	na	8.9x	na	n.a.
Jul-20-07	Investor Group	Transener	Argentina	2.3x	7.4x	12.2x	n.a.
May-20-06	Angelini Group	Colbun	Chile	4.9x	9.3x	12.8x	n.a.
Jan-10-07	Interconexion Electrica	Cia. de Transmissao de Energia	Brazil	3.3x	17.7x	67.0x	n.a.
Jun-28-06	Interconexion Electrica	Cia. de Transmissao de Energia	Brazil	4.2x	9.4x	12.1x	n.a.
Jun-16-06	Investor Group	HQI Transelec Chile	Chile	7.5x	8.6x	11.1x	n.a.
	Average			4.8x	9.9x	20.9x
	Median			4.6x	8.9x	12.2x

6 Source:FactSet July 12, 2012

d) Largest Transactions - Distribution 7

			Target business	EV/LTM (x)	EV($m)/MW (x)
Ann date	Acquirer	Target	Country	Sales	EBITDA	EBIT	Capacity ($)
Jan-19-11	Sempra Pipelines and Storage	Luz del Sur	Peru	2.0x	6.6x	7.6x	na
Jan-19-11	Iberdrola Energia do Brasil	Elektro Eletricidade e Servico	Brazil	1.5x	5.7x	6.8x	1.3
Jan-19-11	Pampa Energia	EMDERSA	Argentina	1.1x	4.2x	5.5x	na
Jan-19-11	Sempra Pipelines & Storage	Chilquinta Energia	Chile	1.7x	9.0x	10.8x	na
Mar-25-10	Cemig	Light	Brazil	1.4x	6.7x	9.2x	5.1
Dec-30-09	Cemig	Light	Brazil	1.4x	6.4x	8.5x	5.1
Oct-15-09	Enersis	Edelnor	Peru	1.6x	6.1x	8.4x	$1.3
Jun-18-08	Rede Energia	Empresa Energetica de Mato Grosso	Brazil	1.8x	nm	nm	na
Oct-31-07	AEI	Luz del sur	Peru	2.0x	6.9x	8.8x	na
Oct-31-07	AEI	Chilquinta Energia	Chile	1.9x	9.0x	11.8x	na
Sep-12-07	CGE	Empresas Emel SA	Chile	2.0x	11.5x	15.4x	na
Jun-22-07	Pampa Holding	Edenor	Argentina	2.0x	6.9x	10.5x	na
May-10-06	CPFL Energia	Rio Grande Energia	Brazil	0.8x	5.1x	7.7x	na
Mar-28-06	Rio Minas Energia	Light	Brazil	0.8x	5.1x	8.9x	2.1
Apr-7-05	EDP Energias do Brasil	Escelsa	Brazil	2.0x	7.5x	10.0x	7.4
	Average			1.6x	6.9x	9.3x	3.7
	Median			1.7x	6.7x	8.9x	3.6

7 Source:FactSet July 12, 2012

TABLE 9: Participation valuation as of December 31st, 2011

Country	Participation	Direct	Indirect	Total	100% Equity (US$ million)	Participation (US$ million)

Argentina	Edesur	6.23%	0.00%	6.23%	230	14
	Yacylec	22.22%	0.00%	22.22%	8	2
	Cemsa	55.00%	0.00%	55.00%	16	9
	Inversora Dock Sud	57.14%	0.00%	57.14%	0	0
	Dock Sud	0.00%	39.99%	39.99%	(57)	(23)
Brazil	Endesa Brasil	28.48%	0.00%	28.48%	43	12
	Pratil	0.00%	28.48%	28.48%	238	68
	Fortaleza	0.00%	28.48%	28.48%	569	162
	Cachoeira	0.00%	28.37%	28.37%	1637	464
	Cien	0.00%	28.48%	28.48%	512	146
	Ampla	7.70%	13.35%	21.05%	1775	374
	Ampla Investimentos	7.70%	13.35%	21.05%	(104)	(22)
	Coelce	1.59%	13.65%	15.23%	2110	321
	Investluz	0.00%	22.97%	22.97%	(15)	(3)
Chile	San Isidro	4.38%	0.00%	4.38%	205	9
	Pangue	4.38%	0.00%	4.38%	1716	75
	Transquillota	0.00%	2.19%	2.19%	21	0
Colombia	Emgesa	21.60%	0.00%	21.60%	6601	1426
	Codensa	26.66%	0.00%	26.66%	5065	1350
	Cundinamarca	0.00%	10.76%	10.76%	210	23
	Decsa	0.00%	13.06%	13.06%	0	0
Peru	Edelnor	0.00%	18.00%	18.00%	1342	242
	Piura	0.00%	96.50%	96.50%	94	91
	Generalima	100.00%	0.00%	100.00%	2	2
	Distrilima	34.83%	0.00%	34.83%	0	0
	Cabo Blanco	80.00%	20.00%	100.00%	0	0
				TOTAL	22218	4742

Table 10: Assets values adjustment as of June 30th, 2012

Country	Companies	Stakes	100% Equity (MMUS$) as of 12/31/11	Cost of equity	Accrued	Dividends paid	Proportional adjustment as of June 2012
							Accrued	Dividends	Total
Argentina	Edesur	6.23%	230.2	25.03%	27.2	0.0	1.7	0.0	1.7
	Yacylec	22.22%	8.0	0.00%	0.0	0.0	0.0	0.0	0.0
	Cemsa	55.00%	15.5	25.03%	1.8	0.0	1.0	0.0	1.0
	Inversora Dock Sud	57.14%	0.0	0.00%	0.0	0.0	0.0	0.0	0.0
	Dock Sud	39.99%	(56.9)	24.54%	(6.6)	0.0	(2.6)	0.0	(2.6)
Brazil	Endesa Brasil	28.48%	42.8	7.75%	1.6	0.0	0.5	0.0	0.5
	Pratil	28.48%	237.5	16.29%	18.6	0.0	5.3	0.0	5.3
	Fortaleza	28.48%	568.6	8.89%	24.7	0.0	7.0	0.0	7.0
	Cachoeira	28.37%	1637.0	8.89%	71.2	0.0	20.2	0.0	20.2
	Cien	28.48%	512.1	8.04%	20.2	0.0	5.7	0.0	5.7
	Ampla	21.05%	1774.8	9.48%	82.3	0.0	17.3	0.0	17.3
	Ampla Investimentos	21.05%	(104.2)	9.48%	(4.8)	0.0	(1.0)	0.0	(1.0)
	Coelce	15.23%	2110.0	9.48%	97.8	0.0	14.9	0.0	14.9
	Investluz	22.97%	(14.5)	9.48%	(0.7)	0.0	(0.2)	0.0	(0.2)
Chile	San Isidro (1)	4.38%	204.7	8.32%	78.7	(242.1)	3.4	(10.6)	(7.2)
	Pangue	4.38%	1716.1	8.32%
	Transquillota	2.19%	20.7	0.00%
Colombia	Emgesa	21.60%	6601.4	8.32%	269.1	(185.9)	58.1	(40.2)	18.0
	Codensa	26.66%	5065.2	8.79%	218.0	(129.4)	58.1	(34.5)	23.6
	Cundinamarca	10.76%	210.2	8.79%	9.0	0.0	1.0	0.0	1.0
	Decsa	13.06%	0.0	0.00%	0.0	0.0	0.0	0.0	0.0
Peru	Edelnor	18.00%	1342.0	9.00%	59.1	0.0	10.6	0.0	10.6
	Piura	96.50%	94.4	8.47%	3.9	0.0	3.8	0.0	3.8
	Generalima	100.00%	2.3	8.47%	0.1	0.0	0.1	0.0	0.1
	Distrilima	34.83%	0.0	0.00%	0.0	0.0	0.0	0.0	0.0
	Cabo Blanco	100.00%	0.0	0.00%	0.0	0.0	0.0	0.0	0.0
(1) San Isidro is consider merged (includes Transquillota & Pangue)
					TOTAL		205	-85	120
					SHARE VALUE 12/31/11		4.3%	-1.8%	2.5%

ANNEX I

a) Participations to be transfer

	INVESTMENTS OF:
EN:	ELA	END BRL	Ampla Invest	Investluz	Inversora Dock Sud	Codensa	Deca	Distrilima	Edelnor	Generalima	Caboblanco
END BRL	28.48%
Ampla Invest	7.70%	46.89%
Investluz		63.57%	36.43%
Pratil		100.00%
Fortaleza		100.00%
Cachoeira		99.61%
Cien		100.00%
Ampla Ener	7.70%	46.89%
Coelce	1.59%	2.27%		56.59%
Edesur	6.23%
Yacilec	22.22%
Cemsa	55.00%
Inversora Dock Sud	57.14%
Dock Sud					69.99%
San Isidro	4.38%
Emgesa	21.60%
Codensa	26.66%
DECA						49.00%
Cundinamarca							82.34%
Distrilima	34.83%
Edelnor								51.68%
Generalima	100.00%
Caboblanco	80.00%									20.00%
Piura										36.50%	60.00%

b) Direct and Indirect Participations

Participation	DIRECT	INDIRECT	TOTAL
Endesa Brasil	28.48%		28.48%
Ampla Invest	7.70%	13.35%	21.05%
Investluz		22.97%	22.97%
Pratil		28.48%	28.48%
Fortaleza		28.48%	28.48%
Cachoeira		28.37%	28.37%
Cien		28.48%	28.48%
Ampla Energía	7.70%	13.35%	21.05%
Coelce	1.59%	13.65%	15.23%
Edesur	6.23%		6.23%
Yacilec	22.22%		22.22%
Cemsa	55.00%		55.00%
Inversora Dock Sud	57.14%		57.14%
Docksud	0.00%	39.99%	39.99%
San Isidro	4.38%		4.38%
Emgesa	21.60%		21.60%
Codensa	26.66%		26.66%
DECA		13.06%	13.06%
Cundinamarca		10.76%	10.76%
Distrilima	34.83%		34.83%
Edelnor		18.00%	18.00%
Caboblanco	80.00%	20.00%	100.00%
Generalima	100.00%		100.00%
Piura		96.50%	96.50%

ANNEX II: Ownership Structure and Valuation perimeter

Valuation perimeter:

Endesa Latam’s Direct Participations

(1)San Isidro is the merger between San Isidro and Pangue (where Endesa Lam hold a 5.0%)

ENERSIS S.A.
99,99997 %
99 %
0,012666 %
99,0778566 %
59,98 %
INMOBILIARIA MANSO DE VELASCO LTDA.
ICT SERVICIOS INFORMATICOS LTDA.
CHILECTRA S.A.
ENDESA CHILE S.A.
0,00003 %
1 %
57,50 %
SOC. AGRICOLA DE CAMEROS LTDA.
25,82 %
AGUAS SANTIAGO PONIENTE S.A.
53,06 %
55,00 %
CONST.Y PROYECTOS LOS MAITENES S.A.
DECA S.A.
82,34%
EEC S.A.
48,997%
SOCIEDAD PORTUARIA CENTRAL CARTAGENA S.A.
4,90 %
INVERSORA CODENSA S.A.S.
100 %
CODENSA S.A.
9,35 %
12,47 %
27,1941 %
DISTRILEC INVERSORA S.A.
0,8875 %
23,4184 %
56,3577 %
EDESUR S.A.
16,0248 %
20,8477 %
50 %
SACME S.A.
40,0 %
EGP MODELO I EÓLICA
40,0 %
EGP MODELO II EÓLICA
99,998243 %
CHILECTRA INVERSUD S.A.
0,001757 %
EDELNOR S.A.
24,00 %
51,684 %
INVERSIONES DISTRILIMA S.A.
35,0186 %
30,1544%
99,90 %
LUZ ANDES LTDA.
0,10 %
22,060295%
ENDESA BRASIL S.A. (Holdco)
4,657017 %
4,347304%
99,9998 %
0,0002 %
EMPRESA ELECTRICA DE COLINA LTDA.
99,99 %
EN-BRASIL COMERCIO E SERVICOS S.A.
99,95 %
EÓLICA FAZENDA NOVA-GERACAO E COMERCIALIZACAO DE ENERGIA S.A.
0,01 %
10,344606%
13,679789 %
13,679789 %
10,344606%
21,022414 %
AMPLA INVESTIMENTOS S.A.
46,886283 %
46,886 %
AMPLA ENERGIA S.A.
21,022 %
36,430633 %
63,569367 %
INVESTLUZ S.A.
100 %
100 %
99,605880 %
56,594007 %
2,273448 %
COELCE S.A.
CIEN S.A.
C.G.T. FORTALEZA S.A.
CACHOEIRA DOURADA S.A.
Chile
Perú
España
Colombia
Argentina
Brasil

Edesur: Shareholders Structure

Min. Interest
ELA
16.02%
ENI
Endesa Chile (EOC)
Chilectra (CHI)
Petrobras
20.84%
0.55%
6.23%
27.19%
0.89%
23.41%
48.51%
Distrilec
56.35%
Edesur

Yacylec: Shareholders Structure

ELA
22.22%
Yacilec

Cemsa: Shareholders Structure

EOC
ELA
100.00%
Endesa Argentina
45.00%
55.00%
Cemsa

Independent Evaluation Report
Directors' Committee
Enersis S.A.

Claro y Asociados

October / 2012

2

CONTENTS

CLARO Y ASOCIADOS

- Executive Summary
- Limitation of Liability
- Operation Conditions
- Valuation Methodologies
- Valuation Results
- Assets Involved
- Effects and Potential Impact
- Conclusions
- Annexes

3

Introduction

CLARO Y ASOCIADOS

Executive Summary

- This independent evaluation has been prepared by Claro y Asociados ("CyA") and their collaborators LatinFinance in Brazil and ValFinanzas in Colombia, by express request of the Enersis S.A. ("Enersis") Directors' Committee ("CdD").

- The evaluation performed by CyA consisted of analyzing the potential capital increase in Enersis S.A. ("the Transaction"), centering on its effects and potential impact, addressing the perspective of the Company and the shareholders. Special consideration has been given to respond to the question as to how to compare the contribution in kind on the part of some shareholders with the cash contributions made by the remaining shareholders, which implies a declaration regarding possible risks of dilution.

- The assets to be contributed by the controlling shareholder consist of contributed assets in companies in which Enersis already holds investments ("the Contributed Assets"), the majority of which are controlled and consequently managed by Enersis.

- In the development of this independent evaluation various valuation methodologies were applied to the contributed assets and to Enersis itself. In this comparison, it became evident that in the market dissimilar values for similar assets can be observed. This aforementioned distortion implies that the value associated with the contributed assets necessarily must consider the same elements that determine the value of Enersis, particularly if the relevant operation is among related parties. Thus, CyA has considered that Enersis represents the best reference for evaluating the contributed assets, despite its greater concentration of Chilean assets and other differences.Therefore, the determination of fair price is a determination of terms of exchange between the value of Enersis and the value of the contributed assets.

4

Introduction

CLARO Y ASOCIADOS

Executive Summary

- For determining the value of the contributed assets, the report presents two alternative methods with the objective of eliminating the risk of dilution: (i) Evaluate Enersis with DCF[1] and determine the discount to its stock market capitalization, then value the contributed assets with DCF using comparable parameters, and apply the Enersis market discount with to the DCF value; and (ii) Determine the value of the contributed assets directly applying the stock market multiple of EV/EBITDA[2] for Enersis to the EBITDA contributed by the contributed assets. The first method has the perspective of cash flows in the long term. The second has the advantage of the simplicity of working with stock markets' multiples.
- In the case of the first method, the DCF sum-of-parts valuation of Enersis is USD 13,231 M. This value can be compared to the market capitalization of the Company, USD 11,065 M[3], obtaining the implicit discount-to-market of 19.58% (the "Discount"). By taking the DCF valuation of the contributed assets of USD 4,627 M and applying the Discount, a value of USD 3,912 M was reached.
- Using the second method, the EV/EBITDA multiple for Enersis of 5.64 was applied to the sum of the EBITDAs to be contributed to the Company (USD 693 M), giving a value of USD 3,912 M.
- The results of both methods, on Tuesday, October 23, are expresed in dollars in the following range:

3,870  3,912 USD M

34.97%  35.35%

- Therefore, CyA declares that a value of USD 4,862 M, as proposed for the capital increase value for the contributed assets, implies a clearly identifiable risk of dilution.

---

[1] Discounted Cash Flows
[2] The ratio of Enterpise Value (EV) to earnings before interests, taxes, depreciations and amortization (EBITDA)
[3] Enersis market capitalization as of October 22nd, 2012

5

Introduction

CLARO Y ASOCIADOS

Executive Summary

- The fact that there is no definition yet for the price and number of shares to be issued in the capital increase does not constitute an impediment to perform the requested evaluation. Nevertheless, it should be noted that the definition of the number and price of stocks is a fundamental issue in the execution of the Transaction and could impact the relationship of the terms of exchange.
- CyA considers that the size of the Transaction, while a risk factor, should not be an impediment to its execution. It is our understanding that Enersis' principal minority shareholders, who would contribute with cash, have the financial capacity to subscribe the emission of new shares.
- Even if in CyA's judgment it is not advisable to increase the Company's exposure to Argentina, we recognize that in large measure this situation is already well-managed by Enersis. For this reason, and because of the minimal relevance of the value of the Argentine assets as compared to the value of the total operation, it would not be reasonable to oppose the Transaction on this basis.
- With respect to the investment plan for projects in development, minority share purchases and M&A opportunities, the information reviewed avows for potential projects whose value is consistent with the cash preceeds in the capital increase. Nonetheless: (i) the Company's debt capacity would end up being under utilized; and (ii) we identify uncertainty in the price and moment of the execution of the M&A and minority share purchase opportunities. Despite the aforementioned, the capacity of Enersis' administration to manage demanding investment plans is unquestionable.
- It can be concluded that for Enersis, the Transaction represents a strategic opportunity to increase participation in a group of relevant subsidiaries in the region and it would definitively eliminate the conflict of interest present between the Company and its controller with respect to future businesses in Latin America, assuming that the Transaction considers a robust agreement between Enersis and Endesa, S.A. that guarantees non-competition.
- For all of the aforementioned reasons, if the Transaction is effected on terms of a fair exchange and, additionally, other important commitments like the non-distribution of special dividends or other forms of upstreaming to the controlling shareholder are assured, the Transaction would be positive for all of its shareholders.

6

CONTENTS

CLARO Y ASOCIADOS

- Executive Summary
- Limitation of Liability
- Operation Conditions
- Valuation Methodologies
- Valuation Results
- Assets Involved
- Effects and Potential Impact
- Conclusions
- Annexes

7

Limitation of Liability

CLARO Y ASOCIADOS

- The present report (the "Report") has been prepared by Claro y Asociados Limitada ("CyA") in its capacity as independent evaluators, from a financial perspective, at the request of the Directors' Committee ("CdC") of ENERSIS S.A. ("Enersis") in the terms established in Article 147 of the Law 18,046 ("LSA").
- In the development of its independent evaluation, CyA has had access to: (i) review of the public information related to the Transaction; (ii) public information from the electrical industry in the region; (iii) public information from comparable companies; (iv) public information from Enersis, principally financial reports, annual reports, and questions posed to the SVS; (v) information provided confidentially by Enersis management and the companies subject to the Transaction, including budgets, management reports, regulations, contracts, macroeconomic projections, projects, and other documents; (vi) expert opinions or certifications of certain material previewed by the company; (vii) financial analyses and projections prepared by management specifically for the Board of Directors, also provided confidentially; and (viii) various analyses and financial studies and the review of other sources of information that we have deemed pertinent to the purpose of the independent evaluation.
- Additionally, CyA participated in presentations by Enersis management and the companies subject to the operation to review relevant aspects of the Transaction, related to contracts, regulations, projections, contingencies, provisions, historical accounting information and other materials that we deemed necessary and appropriate for the development of the independent evaluation.
- CyA assumes that the information contained in the Enersis financial reports and those of the companies subject to the Transaction, budget, management reports and other aforementioned items, is reliable and reflects the best understanding of management with respect to the company and the Transaction. CyA has not realized an independent verification of the veracity of the information. As a result, CyA assumes no responsibility for the effects that any incorrect information could have on this report. With respect to the financial analyses and projections elaborated by management, CyA assumes that they have been reasonably prepared. In the valuations made by CyA, these assumptions have been modified at each opportunity that seemed justifiable.
- CyA is not an expert on legal, regulatory, technical, accounting or tax matters and assumes as correct those reports presented by Enersis on these issues. Nevertheless, CyA carried out its best effort to build an independent understanding of each of these issues. It is also hereby declared that any governmental or regulatory approval, or other type of agreement or approval for the realization of the Transaction, are nos subjects covered in this report.
- CyA has completed the independent evaluation of the Transaction in the terms that it has been presented by the Board of Directors and does not assume responsibility with respect to any modification that is introduced to the structure, terms and conditions thereof, between the date of the report and the later presentation to an extraordinary meeting of shareholders. The report contains conclusions based on economic, financial, and market information, as well as other conditions valid at the time it was written. It should therefore be understood that any later event or development could affect the validity or relevance of the report and its conclusions. If such were the case, CyA has no obligation to update, revise or reaffirm its independent evaluation.
- The report is limited to an independent evaluation from a financial perspective and does not constitute an investment recommendation, nor can it be used or interpreted for different purposes from those expressly declared. The report and its conclusions do not constitute a recommendation for Enersis stockholders with respect to how to vote on the issues discussed in an extraordinary meeting. For the same reasons mentioned above, the content of this report should only be used as an independent valuation for analysis by the CdD and the Directors in the individual declarations that they will make, as well as for the analysis of all Enersis shareholders. The report is presented for all other purposes under the law and current norms to that effect and should not be used for purposes other than those mentioned.
- This report includes the results of analysis of quantitative models developed for the valuation of potential future events that could or could not take place. For this reason, CyA will not be responsible for the future differences that may be evident with respect to the variables that have a bearing on the valuation exercises.
- For the elaboration of this report, CyA has received compensation and the reimbursement of certain costs by Enersis. Also, in the course of the last few years, CyA has performed consulting services for entities that could have interests associated with this Transaction. In the opinion of CyA, none of the prior situations disqualifies us from issuing an independent opinion with respect to the material referred to in this report, notwithstanding the fact that we deem it necessary to make the disclaimer.

8

CONTENTS

CLARO Y ASOCIADOS

- Executive Summary
- Limitation of Liability
- Operation Conditions
- Valuation Methodologies
- Valuation Results
- Assets Involved
- Effects and Potential Impact
- Conclusions
- Annexes

9

Operation Conditions

CLARO Y ASOCIADOS

Description of the Transaction

- Enersis Capital Increase

Endesa Latin America
Minority Shareholders
AFPs 12.99%[1]
ADRs 12.63%
Otros 13.78%
60.6%
39.4%
ENERSIS
Shares in 12 companies in Latin America, grouped into Cono Sur vehicle
Cash contribution

- On July 25, Enersis announced a capital increase to which Endesa Latinoamérica (ELA), would subscribe as majority stockholder, contributing assets in companies in which Enersis is already a stockholder (except for three cases), valued in an appraisal report at USD 4,862 M.
- The contributed assets that ELA holds in Latin America will be grouped in Cono Sur, a debtless entity located in Spain, and whose only objective is to serve as an investment vehicle for the Transaction.
- The contribution of Cono Sur to Enersis would have the sole objective of consolidating Enersis as the only ELA investment vehicle in the region.
- With the goal of maintaining the current property structure in Enersis, it is necessary that the minority shareholders contribute in cash their prorata share of the capital increase, or USD 3,161 M.
- The Chilean Superintendence of Securities & Insurance ("SVS") has determined that the operation involves related parties, and for that reason, in accordance with Article 147 of the LSA, at least one independent evaluation is required.

[1] Information through December 2011

10

Operation Conditions

Description of the Transaction

Enersis Share pre-Transaction

Endesa Brasil	54.3%
Ampla	70.2%
Ampla Inv.	70.2%
Emgesa	16.1%
Codensa	21.7%
Edelnor	57.5%
Edegel	37.5%
EOC	60.0%
Chilectra	99.1%
San Isidro	57.4%
Pehuenche	55.6%
Edesur	65.4%
Cemsa	27.0%
Costanera	41.9%
Chocón	39.2%

Shares Contributed by ELA (Cono Sur)

Endesa Brasil	28.5%
Ampla	7.7%
Ampla Inv.	7.7%
Emgesa	21.6%
Codensa	26.7%
Edelnor	18.0%
Piura	96.5%
San Isidro[1]	4.4%
Dock Sud	40.0%
Edesur	6.2%
Cemsa	55.0%
Yacylec	22.2%

Enersis Share post-Transaction

Endesa Brasil	82.8%
Ampla	77.9%
Ampla Inv,	77.9%
Emgesa	37.7%
Codensa	48.4%
Edelnor	75.5%
Piura	96.5%
Edegel	37.5%
EOC	60.0%
Chilectra	99.1%
San Isidro	61.8%
Pehuenche	55.6%
Edesur	71.6%
Cemsa	82.0%
Costanera	41.9%
Chocón	39.2%
Dock Sud	40.0%
Yacylec	22.2%

[1] During 2012, Pangue and San Isidro were merged as a sole company

11

Operation Conditions

Transaction Chronology

Jul/25/12	The Enersis Board of Directors announces a capital increase. The announcement is accompanied by an Expert Appraisal Report (US$ 4,862mm for the contributed assets) setting the basis for a capital increase of USD 8,020 M, and summons an Extraordinary Shareholders' Meeting for September 13.
Aug/3/12	Via Official Correspondence 18,684 the SVS instructs compliance with procedures for operations between related parties.
Aug/29/12	Enersis makes various inquiries , which are answered in SVS Official Correspondence 21,001, suppleleme anting the current regulation of operations involving related parties with regulations regarding capital increases. The Board of Directors redefines the process according to SVS instructions (LSA Art 147).
Sep5 -7/12	Board of Directors designates Independent Evaluator IM Trust. Directors' Committee designates Independent Evaluator Claro y Asociados.
Oct/24/12	Submission of Independent Evaluator Reports.
Next Steps	Committee of Directors' Report. Board of Directors Report. Extraordinary Stockholders Meeting to address the Transaction between related parties[1]. Definition of price and conditional clauses in connection with a maximum 65% equity threshold.

[1] Date of meeting to be defined

12

Transaction Conditions

CLARO Y ASOCIADOS

Considerations for the Capital Increase

Price and Number of Shares	▪ The Transaction maintains the number and price of the shares of the capital increase undefined. ▪ This lack of definition does not impede an independent evaluation. ▪ For reference purposes, we mention that capital increases usually require a discount to stock price to provide an incentive for the participation of stockholders. It is estimated that such a discount would be in the range of 5%.
Size of the Transaction	▪ For any scenario considered, the total capital increase would exceed 50% of Enersis' stock market capitalization. ▪ For the principal local and foreign investors, subscription of the capital increase does not trigger restrictions on the limits of their investment in the firm.
Use of cash proceeds	▪ The investments contemplated for the cash portion have undefined prices and timing. ▪ The ability of Enersis to manage high volumes of cash and large investment plans is absolutely unquestioned.
Others	▪ The transaction must present a solution to the 65% property limit restriction. ▪ The majority of assets capitalized are known to Enersis. ▪ The new assets are in countries and subject to conditions that Enersis currently manages.

13

Operation Conditions

ADR Voting and Transaction Approval Requirements

Voting Requirements of the Transaction

- On reviewing the company by-laws and the LSA regulations, three conditions appear that require, each treated individually, a minimum approval of two-thirds of the voting shares.
  1. Article XXIV of the company by-laws establishes that any change in the by-laws, such as that required for a capital increase, requires minimum approval of two-thirds of the voting shares.
  2. Article 67, number 6) of the LSA, establishes the same requirement for contributions in kind.
  3. The nature of an "operation among related parties," contemplated in Article 147 of the LSA, also requires a two-thirds approval.

Considerations with Respect to ADR Voting

- With regards to the ADR holders, this Transaction is considered to be involve "substancial opposition"
- This condition implies that only ADR holder votes will be allowed for those who have expressly sent instructions to that effect to the Depositary Bank[1].
- This differs from the general practice, where the non-pronouncement of the holder is considered as a discretionary vote, and, as such, is authorized to be given to the Chairman of the Board.
- All votes corresponding to the contributed assets represented by the ADR that are not explicitly voted in favor will be excluded from voting on the Transaction.

[1] Citibank N.A.

14

Operation Conditions

Tax Considerations

Current Situation
Endesa, S.A.
100%
60.6%
ELA
Enersis
contributed assets
Step 1: ELA Separation
Endesa, S.A.
100%
60.6%
ELA
Cono Sur
Enersis
contributed assets
Step 2: Capital Increase
Endesa, S.A.
100%
60.6%
ELA
Enersis + Cono Sur + Cash
contributed assets
Step 3: Cono Sur Dissolution
Endesa, S.A.
100%
60.6%
ELA
Expanded Enersis
contributed assets

- Through the split of ELA, all of the productive assets would remain in the Cono Sur vehicle while the debt would remain in ELA.
- After the capital increase in which Cono Sur would be contributed to Enersis, the Company will concentrate 100% of the contributed assets, with which it will produce the dissolution of Cono Sur, and the assets would become direct property of Enersis.

15

Operation Conditions

CLARO Y ASOCIADOS

Tax Considerations

Objectives of the Proposed Structure	▪ This structure allows mitigation of the execution risks of the Transaction, thus execution would depend solely on the stockholders of Enersis and Endesa, S.A.. ▪ Endesa, S.A. would assume the tax costs of the operation, leaving impacts on Enersis neutral. ▪ The dissolution of Cono Sur would inhibit the flow of dividends from being triangulated through Spain before arriving in Chile, allowing refuge in the benefit of the double tax treaties between Chile and Brazil, Colombia, Peru and Argentina.
Costs of the Structure	▪ The dissolution of Cono Sur has a cost of USD 9 M that Enersis would pay in Brazil. This is the only direct tax cost of the transaction for Enersis.
Potencial Contingencies	▪ Some assets in Colombia would remain registered in Enersis at a tax value lower than the acquisition value as a result of the division of ELA. In the event that Enersis sells such assets in the future, it could be affected by a greater tax payment than it would have in the case of having registered those assets at the acquisition value. ▪ On May 15th, 2012, the Colombian government sent an urgent tax reform to Congress that seeks to tax the divisions and mergers of foreign companies that have assets in Colombia. This could modify the described tax situation. ▪ For this reason, if the separation of ELA becomes effective after the approval of the reform, this payment would undertaken by Endesa, S.A., freeing Enersis from this contingency.
Elements to Highlight	▪ If Cono Sur were not dissolved, Enersis would incur additional tax payments for the dividends distributed. Accordingly, it is very important that the dissolution of Cono Sur depend exclusively on Enersis, which should be regulated among the parties together with the eventual approval of the Transaction.

16

CONTENTS

CLARO Y ASOCIADOS

- Executive Summary
- Limitation of Liability
- Operation Conditions
- Valuation Methodologies
- Valuation Results
- Assets Involved
- Effects and Potential Impact
- Conclusions
- Annexes

17

Valuation Methodology

Role of the Independent Evaluator

Article 147 Number 5 of the LSA	▪ The Board of Directors designates at least one independent evaluator to report on the conditions of the operation, its effects, and its potential impact on the company. ▪ To declare if prices, terms, and conditions are those that prevail in the market at the time of approval. ▪ The Directors' Committee will be able to designate an additional independent evaluator. ▪ The independent evaluators should opine with respect to the points that the Directors' Committee and any of its members have expressly solicited be evaluated.
Formal Request of the Mandate	▪ Description of the conditions of the Transaction. ▪ Analysis of the operation's conditions, its effects, and its potential impact on the company, indicating: 1. Whether the proposed operation is in accordance with market prices, terms and conditions. 2. Any other points that members of the Directors' Committee expressly request to be evaluated.
Formal Regulator Guidelines	▪ SVS Regulation 1,698 from 2003 provides important guidelines for an independent evaluation. ▪ This Regulation refers to the determination of fair value of assets and liabilities in companies and requires the signature of the experts, making a sworn affidavit of the veracity of such report. ▪ It establishes that the basis for determining fair values will be the information obtained by the purchasing company and that when there are indications that the market observes values very different for similar assets, there should be a valuation study issued by specialized external experts.
Principal Implications	▪ **We infer from this Regulation a clear guideline that the independent evaluation should fully consider any indication that the market observes as very different values for similar assets or goods. That is, a determination of convergence of the value obtained by other methodologies to the Enersis market value reference should be carried out.**

18

Valuation Methodology

Traditional DCF Methodology and Comparable Multiples

- With the goal of determining ranges of values for the different assets involved in the Transaction, a valuation using DCF and weighted comparable multiples was chosen.

	Method	Weight	Considerations
1	Discounted Cash Flows	80%	▪ Independent models for each company, initially based on projections provided by the Company (9 year horizon). ▪ Historical Financial Statements, operational projections, meetings with managment, and public information sources. ▪ Cash flows in nominal local currency of each country, with the intention of avoiding distortions caused by projections of exchange rates. ▪ Terminal values (perpetuities) considering the particular characteristics of each asset involved.
2	Stock Market Multiples[1]	15%	▪ Valuation of the contributed assets based on financial multiples of other companies of similar characteristics quoted at stock market value. ▪ Application of EV/EBITDA multiples.
3	Comparable Transactions Multiples[1]	5%	▪ Analysis of multiples implicit in recent transactions involving comparable companies.

[1] In cases where market or past transaction multiples did not exist, the weight of these methods was not considered

19

Valuation Methodology

WACC[1] Rate Estimation

Currency	▪ Nominal WACC rates were estimated in the local currency where each of the assets is located.
Risk Free Rate (Rf)	▪ For Chile the 10 year BCP[2] was used as a reference. ▪ In Argentina, Brazil, Colombia and Peru the average 20 year US T-Bond rate for the last 3 months was used as a reference, plus the EMBI for each country.
Award for Market Risk	▪ For all of the countries a risk premium of 6.0% was used.
Beta Estimation	▪ For the purpose of calculating β, companies traded in the countries where the assets involved in the Transaction are located were used. Finally, a weighted average was calculated for each sector of the industry (generation, transmission and distribution).
Leveraging Structure	▪ Current Debt/Capital structures of the companies were used. In cases where said structure did not represent the leverage capacity of the company, market comparables were used.
Difference between local and USD rates	▪ For Argentina, Brazil, Colombia and Peru, the differential debt rates between dollars and local currency of the asset's location were estimated. ▪ Having used a risk free (Rf) rate in Chile in Chilean pesos, the differential is zero.
Size and Liquidity Correction	▪ For the service company in Brazil, a correction premium of 6% for liquidity and size was used.
Debt Rate	▪ Debt rates for each of the respective companies were used. In cases where the rates were not representative, market parameters were used.
Tax Rate	▪ Corporate tax rates from each country where assets are located were used.

[1] Weighted Average Cost of Capital
[2] Sovereign Bond in Chilean Pesos

20

Valuation Methodology

WACC Rates Used

Parameters	Brazil[1]				Colombia		Chile		Peru		Argentina		
	Transmission	Generation	Distribution	Services	Generation	Distribution	Generation	Distribution	Generation	Distribution	Transmission	Generation	Distribution
% Equity	39.9%	57.1%	38.9%	100.0%	64.8%	70.0%	62.7%	75.0%	56.5%	52.6%	52.4%	63.3%	59.9%
% Debt	60.1%	42.9%	61.1%	0.0%	35.2%	30.0%	37.3%	25.0%	43.5%	47.4%	47.6%	36.7%	40.1%
Risk-Free Rate - Rf	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%	5.4%	5.4%	2.6%	2.6%	2.6%	2.6%	2.6%
Risk Premium	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%
Country Risk - Z	1.5%	1.5%	1.5%	1.5%	1.1%	1.1%	-	-	1.1%	1.1%	8.5%	8.5%	8.5%
Beta Comparables – βu	0.45x	0.54x	0.46x	1.00x	0.54x	0.46x	0.54x	0.46x	0.54x	0.46x	0.45x	0.54x	0.46x
Leveraged Beta – βl	0.90x	0.80x	0.93x	1.00x	0.73x	0.59x	0.79x	0.58x	0.83x	0.75x	0.72x	0.74x	0.66x
Corporate Tax (Tax)	34.0%	34.0%	34.0%	34.0%	33.0%	33.0%	20.0%	20.0%	30.0%	30.0%	35.0%	35.0%	35.0%
Dif. between local rates and rates in US$	2.8%	2.8%	2.8%	2.8%	3.5%	3.5%	-	-	2.2%	2.2%	21.0%	21.0%	21.0%
Premium for Liquidity	0.0%	0.0%	0.0%	6.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Ke	**12.2%**	**11.7%**	**12.4%**	**18.9%**	**11.6%**	**10.7%**	**10.1%**	**8.9%**	**10.9%**	**10.4%**	**36.4%**	**36.6%**	**36.1%**
Estimated Cost of Debt	12.6%	9.7%	11.2%	11.5%	9.6%	9.2%	7.4%	7.4%	7.5%	7.5%	22.0%	22.0%	22.0%
Corporate Tax (Tax)	34.0%	34.0%	34.0%	34.0%	33.0%	33.0%	20.0%	20.0%	30.0%	30.0%	35.0%	35.0%	35.0%
Kd (1-Tax)	**8.3%**	**6.4%**	**7.4%**	**7.6%**	**6.5%**	**6.2%**	**6.0%**	**6.0%**	**5.3%**	**5.3%**	**14.3%**	**14.3%**	**14.3%**
WACC	**9.9%**	**9.4%**	**9.4%**	**18.9%**	**9.8%**	**9.3%**	**8.6%**	**8.1%**	**8.5%**	**8.0%**	**25.9%**	**28.4%**	**27.3%**

[1] Although specific parameters were used for each of the assets, in the case of distribution and generation in Brazil, an average of the parameters that compose the WACC rates utilized is presented

21

Valuation Methodology

Market Comparables[1]

Company	Industry	Country	P/E	EV/Ebitda
Eletropaul	Distribution	Brasil	2.54[2]	2.31
Coelce	Distribution	Brasil	6.38	4.51
Celesc	Distribution	Brasil	8.76	3.42
Equatorial	Distribution	Brasil	8.03	8.77
LuzSur	Distribution	Perú	13.06	8.56
Distribution LATAM			**7.75**	**5.51**
Tractebel	Generation	Brasil	14.27	7.94
Cesp	Generation	Brasil	2.39[2]	4.20
AES Tiete	Generation	Brasil	8.19	4.83
Endesa (Chile)	Generation	Chile	16.12	9.33
Colbún	Generation	Chile	125.53[2]	28.59[2]
AES Gener	Generation	Chile	26.44[2]	10.99
E.CL	Generation	Chile	18.18	9.30
Pampa Energía	Generation	Argentina	-	9.99
Isagen	Generation	Colombia	14.89	11.73
Edegel	Generation	Perú	13.54	7.67
Enersur	Generation	Perú	16.80	-
Generation LATAM			**25.64**	**10.46**
Transener	Transmisssion	Argentina	-	23.41[2]
CTEEP	Transmisssion	Brasil	5.63	5.53
IsaSA	Transmisssion	Colombia	42.19[2]	7.51
Transmission LATAM			**23.91**	**12.15**
Light	Integrated	Brasil	16.30	6.54
CPFL Energía	Integrated	Brasil	15.05	9.10
Cemig	Integrated	Brasil	7.81	5.70
Eletrobras	Integrated	Brasil	4.85	8.67
Copel	Integrated	Brasil	8.63	5.18
EDP	Integrated	Brasil	22.54[2]	7.91
Transm Alian	Integrated	Brasil	15.23	10.91
Coelba	Integrated	Brasil	12.12	8.72
Enersis	Integrated	Chile	15.46	5.60
Integrated LATAM			**13.11**	**7.59**
Promedio Total			**17.31**	**8.77**

[1] For purposes of the valuation, the multiples were weighted by stock market capitalization. In countries where there is a relevant sample for the valued segment, comparables from the same country were used, excluding the values considered outside of range. In those cases where relevant data was unavailable, the total sample for LATAM was considered for their segment.
[2] Indicates values eliminated as sample outliers.

22

Valuation Methodology

Comparable Transactions

Date	Country	Industry	Acquired Asset	Purchaser	Seller	Transaction Value USD M	EV/EBITDA
09/22/2009	Argentina	Distribution	Empresa Distribuidora Electrica Regional ESA (75.6% Stake)	AEI Utilities SL	Colnvest Argentina S.A; GPU Argentina Holdings, Inc; J.P. Morgan Overseas Capital Corporation	344.0	2.37[1]
05/22/2009	Argentina	Distribution	Empresa Distribuidora Electrica Regional SA (19.9% Stake)	AEI	Whitewater EMCO LLC; Whitewater EMCF LLC	29.0	2.09[1]
08/05/2011	Brazil	Distribution	Ampla Energia e Servicos S.A. (7.7% Stake)	Endesa, S.A.	Energias de Portugal S.A.	109.0	3.60
01/19/2011	Brazil	Distribution	Elektro Eletricidade e Servicos SA	Iberdrola SA	AEI	2,925.0	5.80
11/16/2010	Peru	Distribution	Empresa Electrica de Piura S.A. (36.5% Stake)	Endesa, S.A.		39.0	4.39
09/26/2008	Peru	Distribution	Empresa de Distribucion Electrica de Lima Norte SAA (24% Stake)	Genaralima SAC		140.0	7.56
Average LATAM							**4.30**
07/11/2008	Brazil	Generation	Tupan Energia Eletrica SA; Hidropower Energia SA	Gama Participacoes Ltda		195.0	14.80
06/01/2008	Brazil	Generation	Norte Energia S.A.	Energias do Brasil SA	Grupo Rede		13.40
11/06/2009	Chile	Generation	Empresa Electrica del Norte Grande S.A. (25.02% Stake)	GDF Suez SA	Corporacion Nacional del Cobre de Chile	287.0	4.09
12/29/2011	Colombia	Generation	Empresa De Energia De Boyaca S.A. E.S.P. (99.4% Stake)	BCIF Holding Colombia S.A.S.	Gobernacion de Caqueta: Regional government of Caqueta, Colombia	426.5	9.87
06/30/2010	Colombia	Generation	Termobarranquilla SA (57.34% Stake)	Consortium of Colombian and Chilean funds	Darby Overseas Investments, Ltd.; Equity Ventures Limited	140.0	9.78
06/30/2010	Colombia	Generation	TermoEmcali Funding Corporation (92.21% Stake)	CG-FIC	Empresas Municipales de Cali	190.5	14.52[2]
Average LATAM							**11.08**
03/25/2010	Brazil	Integrated	Light SA (12.5% Stake)	CEMIG	Andrade Gutierrez Concessoes SA	389.0	5.10
10/01/2010	Brazil	Transmitters	TAESA	Cemig Geracao e Transmissao S.A	TAESA	110.2	3.90[1]
09/29/2009	Brazil	Transmitters	Empresa Catarinense de Transmissao de Energia S.A. (10% Stake); Empresa Regional de Transmissao de Energia S.A. (13.3% Stake); Empresa Norte de Transmissao de Energia S.A. (13.3% Stake)	CEMIG- Companhia Energetica de Minas Gerais	MDU Resources Group Inc	58.0	6.50
06/01/2009	Brazil	Transmitters	Transmissora Alianca de Energia Eletrica S.A	CEMIG	Brookfield	253.8	7.00
Average LATAM							**5.63**
Average LATAM Total							**7.17**

[1] For effects of the valuation, these multiples were eliminated as considered outside the sample range. In countries where there was a relevant sample for the valued segment, comparables from the same country were used, and in those where all of the sample was not considered.

[2] For effects of the valuation in Colombia, this value was eliminated as considered outside the sample range.

23

CONTENTS

- Executive Summary
- Limitation of Liability
- Operation Conditions
- Valuation Methodologies
- Valuation Results
- Assets Involved
- Effects and Potential Impact
- Conclusions
- Annexes

24

Valuation Results

Enersis DCF Versus Market DCF

- A valuation exercise was performed for Enersis, building a sum-of-parts DCF for the Company.
- Said result was compared with the Company market value on October 23, 2012 , obtaining the following results:

19.58%
Enersis Market Value
11,065
Enersis DCF
13,231
M USD

- This exercise gives us a clear indication of the deviations observed between the value of an asset calculated through traditional methods, and the value on the market itself.
- In this particular case, the penalty applicable to the DCF value is 19.58 %.

25

Valuation Results

Determination of Fair Value of contributed assets

- With the difference between DCF and market value for Enersis determined, two procedures for determining fair value of the contributed assets were developed.

1	DCF Enersis vs Stock Market Value	▪ As we saw before, a DCF for Enersis was made using the sum of its parts. ▪ Said value was compared with the current market value of the company. ▪ This comparison produced a penalty for the value obtained by DCF of 19.58%. ▪ This difference in discount was applied to the results of the DCF of the contributed assets (USD 4,627 M), obtaining a corrected value of USD 3,870 M. ▪ This amount constitutes a referential fair value in terms of exchange between the contributions in shares and the contributions in cash to the capital increase.
2	Multiple EV/EBITDA	▪ The current market EV/EBITDA multiple of the Company was obtained [1]. ▪ Said multiple, considering the EBITDA of the last twelve months, gives a value of 5.64. ▪ Said multiple was applied to the EBITDA contributed by the contributed assets, obtaining a value of USD 3,912 M, which represents a discount of 18.27% with respect to the value obtained via DCF. ▪ This exercise provides a second fair value reference point

- The details of these two approaches are presented in the following slides.

[1] Bloomberg

26

Valuation Results

CLARO Y ASOCIADOS

Results of DCF and Multiples Valuations of the Contributed Assets (M USD)

Country	Asset	Total Equity interest	100% Equity DCF	Contributed Assets Value by DCF	Contributed Assets Value by Multiple Comparables	Contributed Assets Value by Comparable Transactions	Weighted Value Contributed Assets
	Fortaleza	28.5%	464	132	213	431	159
	Cachoeira	28.4%	1,464	415	438	854	441
	Endesa Brasil	28.5%	-115	-33			-33
	Prátil	28.5%	240	68			68
	Cien	28.5%	318	91	215	187	114
	Ampla	21.1%	1,824	384	511	538	411
	Ampla Investimentos	21.1%	-4	-1			-1
	Coelce	15.2%	2,362	360	285	299	346
	Investluz	23.0%	7	2			2
	San Isidro	4.4%	152	7	8	9	7
	Pangue	4.4%	1,622	71	70	73	71
	Transquillota	2.2%	21	0			0
	Emgesa	21.6%	6,787	1,466	1,298	1,398	1,437
	Codensa	26.7%	5,130	1,368	798	763	1,252
	Decsa	13.1%	-2	0			-0
	Cundinamarca	10.8%	116	12	9	9	12
	Piura	96.5%	112	108	201	227	128
	Edelnor	18.0%	1,045	188	134	126	177
	Generalima	100.0%	2	2			2
	Distrilima	34.8%	0	0			
	Cabo Blanco	100.0%	0	0			
	Dock Sud	40.0%	-59	-23			-23
	Inversora Dock Sud	57.1%	0	0			
	Edesur	6.2%	0	0			
	Cemsa	55.0%	18	10			10
	Yacylec	22.2%	2	1			1
Total			**21,506**	**4,627**	**4,179**	**4,914**	**4,579**

27

Valuation Results

1. Enersis DCF vs Market Value

- Upon comparing the value of Enersis with DCF, and the market value of the company, a deviation of 19.58% was obtained.
- These discounts were applied to the value of the contributed assets obtained with DCF (USD 4,627 M), yielding a corrected value of USD 3,870 M.

Enersis Market Value
11,065
19.58%
Enersis DCF
13,231
M USD
Contributed Assets DCF
4,627
Contributed Assets Adjusted
3,870
19.58%
M USD

- The fair value calculated using this method, expressed as a percentage of Enersis' market capitalization, is 34.97%.

28

Valuation Results

2. Enersis EV/EBITDA Multiple Applied to Contributed Assets

- The most recent EV/EBITDA multiple of 5.64 was obtained.
- The fair value of the contributed assets is determined by applying the Enersis EV/EBITDA multiple to the EBITDAs contributed by the contributed assets.
- The differentials of 18.27% with respect to the DCF values should be interpreted as replicating the market valuation for Enersis, applied to the value of the contributed assets.

EV/EBITDA * EBITDA
Contributed Assets
3,912
18.27%
DCF Contributed Assets
4,627
M USD

- The value calculated using this method, expressed as a percentage of Enersis' market capitalization, is 35.35%.

29

CONTENTS

- Executive Summary
- Limitation of Liability
- Operation Conditions
- Valuation Methodologies
- Valuation Results
- Assets Involved
- Effects and Potential Impact
- Conclusions
- Annexes

30

Assets Involved

Enersis

General Information

Industry	Integrated
Location	Argentina, Brazil, Chile, Colombia and Peru
Installed Capacity 2011:	14,832 MW
Net Generation 2011:	65,924 GWh
Customers being supplied:	13.4 M

Operational Indicators by Country, 2011

16000
12000
8000
4000
0 MW
MW Instalados
60000
45000
30000
15000
0 GWh
Generación Neta
Argentina
Brazil
Chile
Colombia
Peru

EBITDA Contribution 2011

By Business
1%
45%
52%
3%
Generation
Transmission
Distribution
Others

By Country
Argentina
Brazil
Chile
Colombia
Peru

Additional Information

- From 2015 on, the addition of 770MW, coming from Quimbo (Colombia, 400MW) and Bocamina (Chile, 370 MW) will increase today's installed capacity by 5% and will allow the company to grow with its customer base, which it estimates will increase in 1.8M users during the same period.
- Additionally, the company has an extensive list of projects in different stages of evaluation and presentation to regulators.

31

Assets Involved

San Isidro

General Information

Industry	Generation
Location	Quillota, Valparaiso Region, Chile
Characteristics	Combined Cycle Dual Technology (natural gas and fuel).
Installed Capacity	379 MW
Net Generation 2011	2,459 GWh
Energy Sales 2011	US$ 503 M

Ranges of Value (M USD)

Fuel costs (+/-5%)
110
193
Energy Prices (+/- 5%)
99
204
Terminal value (+/- 10%)
139
164
Discount rate (+/- 1%)
122
192
EV/EBITDA multiple
180
235
0
50
100
150
200
250
300
350

Energy Sales (Gwh)

3000
2500
2000
1500
1000
500
0
2009
2010
2011

Additional Information

- Projection contemplates fall in energy sales, to the extent that more efficient plants enter the system.
- There are no contemplated capacity expansions.
- Projection contemplates a reduction in gas prices due to changes observed in the USA.

32

Assets Involved

CLARO Y ASOCIADOS

Pangue

General Information

Industry	Generation
Location	Los Angeles, Bío Bío Region, Chile
Characteristics	Hydro-electric Dam, Bío Bío River
Installed Capacity	467 MW
Net Generation 2011	1,707 GWh
Energy Sales 2011	US$ 200 M

Ranges of Value (M USD)

Energy production(+/-5%)
1,734
1,849
Energy Prices (+/- 5%)
1,764
1,819
Terminal value (+/- 10%)
1,680
1,903
Discount rate (+/- 1%)
1,525
2,174
EV/EBITDA multiple
1,532
1,815
1400
1600
1800
2000
2200

Energy Sales (Gwh)

2500
2000
1500
1000
500
0
2009
2010
2011

Additional Information

- The central station does not present any relevant changes for the evaluation period.
- The main differences from year to year correspond to price injection issues.

33

Assets Involved

Codensa

General Information

Industry	Distribution and Commercialization
Market	Bogotá Metropolitan Area; 95 municipalities in Cundinamarca; 7 municipalities in Boyacá; and 1 municipality in Tolima.
Nº of Customers Dec 2011	2,495,789
Customer Composition 2011	56% residential, 26% commercial, 11% industrial and 6% other
Energy Sales 2011	12,586 GWh
Energy Losses 2011	7.8%
Market Part (%) 2011	24.89%

Ranges of Value (M USD)

Energy Prices (+/- 10%)
Terminal value (+/- 10%)
Energy sales (+/- 5%)
WACC (+/- 0,5%)
CAPEX (+/- 30%)
EV/EBITDA multiple
5,037
5,223
4,778
5,482
4,746
5,514
4,703
5,630
4,493
5,767
4,547
5,365
3500
4000
4500
5000
5500
6000

Energy Sales (Gwh)

12800
12600
12400
12200
12000
11800
11600
11400
2009
2010
2011

Additional Information

- A decrease in distribution charge is estimated.
- The projected CAPEX represents on average 7.6% of income.
- Projections up to 2021 and 3% nominal annual perpetual growth.

34

Assets Involved

CLARO Y ASOCIADOS
valfinanzas Banca de Inversión

Emgesa

General Information

Industry	Generation
Location	Bolivar, Cundinamarca and Huila-Colombia
Characteristics	4 hydroelectric central stations (2 dams, 2 run-of-the-river), 5 smaller and 2 thermals (1 vapor - Carbón, 1 Gas and Fuel Oil).
Installed Capacity	2,914 MW (85% Hydro, 15% Thermal), 20.63% of the national market.
Net Generation 2011	12,090 GWh (96% Hydro, 4% Thermal)
Energy Sales 2011	15,151 GWh (1.25x generation)

Ranges of Value (M USD)

CAPEX (+/- 30%)
Generation (+/- 5%)
Terminal value (+/- 10%)
WACC (+/- 0,5%)
Energy prices (+/- 5%)
EV/EBITDA market
EV/EBITDA comparables
6,423
7,150
6,408
7,166
6,350
7,224
6,302
7,334
5,938
7,892
4,729
7,921
6,387
6,458
5000
7000
9000

Energy Sales (Gwh)

18000
17000
16000
15000
14000
13000
2009
2010
2011

Additional Information

- Projection considers an increase in energy generation and sales due to projects entering into operation.
- Considers CAPEX for maintenance and capacity increase for 2 Hydros: Quimbo (Dec 2014 – 400 MW) and Casalaco (2014 – 144MW).
- Model considers greater sales than energy generation, maintaining the energy balance through purchases.

35

Assets Involved

Cundinamarca (EEC)

General Information

Industry	Distribution and Commercialization
Market	Bogotá metro area; 75 municipalities in Cundinamarca; 5 municipalities in Tolima, 3 in Meta, 2 in Antioquia, 1 in Caldas, 1 in Nariño, and 1 in Valle del Cauca.
Nº of Customers Dec 2011	218,642
Customer Composition 2011	382 GWh
Energy Sales 2011	20%
Energy Losses 2011	1%

Ranges of Value (M USD)

EV/EBITDA Comparables Colombia
118
136
EV/EBITDA Comparables Latam
32
98
EV/EBITDA Market Latam
10
118
0
50
100
150

Energy Sales (Gwh)

500
400
300
200
100
0
2009
2010
2011

Additional Information

- Valuation by multiples, using recent comparable transactions and market value references en Colombia and South America, with 49% of the EBITDA estimated for 2012

36

Assets Involved

Ampla

General Information	
Industry	Distribution
Concession Area	32,188 km2, covering 66 municipalities (73% in the state of Rio de Janeiro)
Nº of Customers	2.605.215 customers
Customer Composition	90% are residential, 6% commercial, 3% rural and 1% other
Energy Sales 2011	10,223 GWh
Energy Losses	19.7%
Market Participation	4.3%

Ranges of Value (M USD)

Terminal value (+/- 10%)
CAPEX (+/- 15%)
WACC (+/- 1%)
Losses (+/- 3%)
Managed costs (+/- 10%)
EV/EBITDA 2012
2,352
2,628
2,095
2,828
2,194
2,878
2,163
2,810
2,351
2,636
1,221
4,635
0
1000
2000
3000
4000
5000
6000

Energy Sales (Gwh)

11000
10000
9000
8000
7000
6000
2009
2010
2011

Additional Information

- Projections up to 2021, perpetuity considers growth equal to 2% of nominal.
- Model considers minor fall in losses.
- Model considers the next rate review cycle.
- Model considers that all increases from Parcel A (non-manageable) will be passed on to the final customer, just as allowed by legislation.

37

Assets Involved

Coelce

General Information

Industry	Distribution
Concession Area	148,825,602 km2, covering 184 municipalities (100% of the state of Ceará)
Nº of Customers	3,224,378 customers
Customer Composition	80% are residential, 13% rural, 6% commercial and 1% other
Energy Sales 2011	8,970 GWh
Energy Losses	11.9%
Market Participation	5.2%

Ranges of Value (M USD)

Terminal value (+/- 10%)
CAPEX (+/- 15%)
WACC (+/- 1%)
Losses (+/- 3%)
Managed costs (+/- 10%)
EV/EBITDA 2012
2,548
2,826
2,496
2,896
2,385
3,085
2,331
2,771
2,419
2,786
851
3,231
0
1000
2000
3000
4000

Energy Sales (Gwh)

10000
9000
8000
7000
6000
5000
2009
2010
2011

Additional Information

- Projections up to 2021, perpetuity considers growth equal to 2% of nominal.
- Model considers minor fall in losses.
- Model considers the next rate review cycle.
- Model considers that all increases from Parcel A (non-manageable) will be passed on to the final customer, just as allowed by legislation.

38

Assets Involved

Fortaleza

General Information

Industry	Generation
Location	Municipality of Caucaia, 50 km from Fortaleza, in the state of Ceará
Characteristics	Thermoelectric generator with combined cycle and operation with natural gas
Installed Capacity	322 MW
Net Generation 2011	1,033
Energy Sales 2011	2,848

Ranges of Value (M USD)

Contract Price (+/- 5%)
400
543
WACC (+/- 1%)
441
508
Variable O&M (+/- 15%)
444
485
CAPEX (+/- 15%)
440
499
EV/EBITDA 2012
492
809
0
200
400
600
800
1000

Energy Sales (Gwh)

3500
3000
2500
2000
1500
2009
2010
2011

Additional Information

- Projections through the end of 2061 without perpetuity.
- There are no contemplated capacity expansions.
- At the end of the contract with Coelce in 2023, the income structure modeled for the company changes.

39

Assets Involved

Cachoeira Dourada

General Information

Industry	Generation
Location	State of Goiás, 240 km from Goiania
Characteristics	Hydroelectric plant located on the Paranaiba River
Installed Capacity	658 MW
Net Generation 2011	3,121
Energy Sales 2011	3,986

Ranges of Value (M USD)

Contract Price (+/- 5%)
1,113
1,356
WACC (+/- 1%)
1,081
1,429
Variable O&M (+/- 15%)
1,218
1,251
CAPEX (+/- 15%)
1,124
1,333
EV/EBITDA 2012
942
1,549
0
500
1000
1500
2000
2500

Energy Sales (Gwh)

4500
4000
3500
3000
2500
2000
2009
2010
2011

Additional Information

- Projections through the end of 2057 (renewal of the franchise in 2027 for 30 more years), without perpetuity.
- Increases in capacity and assured energy are not contemplated.
- The model considers that the company will continue offering more energy than it produces, buying the difference from third parties.
- The model supposes that contract renewals with unregulated customers will maintain the same conditions found in current contracts.

40

Assets Involved

Cien

General Information

Industry	Transmission
Concession Area	500 km of transmission lines. Line I (125Km) - Rincón de Santa Maria in Argentina to Garabí in Brazil (State of Rio Grande do Sul). Line II (375Km) – Garabí to Itá (State of Santa Catarina)
Transmission Capacity	1,100 MW
Approved RAP 2011-2012	R$ 265,054

Ranges of Value (M USD)

Personnel cost (+/- 10%)
504
511
WACC (+/- 1%)
484
533
O&M (+/- 10%)
502
514
PVI (+/- 15%)
500
516
EV/EBITDA 2012
540
888
400
500
600
700
800
900
1000

Transmission Capacity (MW)

1200
1000
800
600
400
200
0
2009
2010
2011

Additional Information

- Model considers reversion of the immobilized active base for Line I at the end of the contract (2020), and the same for Line II (2022).
- Model considers the next RAP review (2014).
- Model considers an increase in costs for maintenance of the lines, due to depreciation.

41

Assets Involved

CLARO Y ASOCIADOS
LATINFINANCE ADVISORY & RESEARCH

Pratil

General Information

- Pratil is a business which participates in the capital of other companies and provide services, not only in the electrical energy sector.
- Among the services they provide are insurance, dental plans, capitalization plans, construction of electrical networks in condominiums, installation and maintenance of substations and sales of generator groups.

Net Income and Net Profits (R$'000)

30000
20000
10000
0
2010
2011
Net income
Net profit

Ampla Investimentos

General Information

- Ampla Investimentos was created in December of 2005, in conformity with Law 10.848 that establishes required segregation of the activities of generation, transmission, distribution and others.

Company Organization

Ampla Investimentos
36.4%
Investluz
56.6%
Coelce

42

Assets Involved

Endesa Brasil

CLARO Y ASOCIADOS

LATINFINANCE ADVISORY & RESEARCH

General Information

- Holding created in 2005, Endesa Brazil manages and holds assets at all levels of the electric energy value chain: Distribution, Transmission, Generation, in addition to service companies and others.
- Subsidiary of Endesa,S.A., leader in the Spanish electricitymarket.

Group Organization

Endesa Group
95.81%
Endesa Brasil
100%
Cien
100%
Fortaleza
99.6%
Cachoeira
99.9%
Prátil
0.01%
63.6%
Investluz
36.4%
56.6%
2.3%
Coelce
54.6%
Ampla
54.6%
Ampla Investimentos

43

Assets Involved

Central Dock Sud

General Information

Industry	Generation
Location	Dock Sud, Buenos Aires, Argentina
Characteristics	2x TG open cycle + 2x TG + TV combined cycle dual technology (natural gas or Gas oil).
Installed Capacity	869.5 MW
Net Generation 2011	5,159 GWh
Energy Sales 2011	ARS$ 1,410 M

Ranges of Value (M USD)

-83
-34
Energy Sales (+/- 5%)
-109
-8
Energy Prices (+/- 5%)
-105
-13
Investments (+/- 30%)
-60
-57
Terminal Value (+/- 10%)
-60
-57
Discount Rate (+/- 1%)
-150 -130 -110 -90 -70 -50 -30 -10 10 30 50 70 90 110

Energy Sales (Gwh)

6000
5000
4000
3000
2000
1000
0
2009
2010
2011

Additional Information

- Projection considers total recovery of Foninvemem withholding.
- There are no contemplated expansions in capacity.
- Projection assumes that the scarcity of gas in Argentina persists, implying the need for the use of Gas oil.

44

Assets Involved

Edesur

General Information

Industry	Distribution
Concession Area	3,309 km2 (south of Buenos Aires), Argentina
Nº of Customers	2,388,605 customers
Customer Composition	87% residential, 12.7% commercial, 0.3% industrial
Energy Sales 2011	14,280 GWh
Energy Losses	10.5%
Market Participation (%)	20%

Ranges of Value (M USD)

- This asset was evaluated considering discounted dividend flows, due to the precarious regulatory framework affecting the distribution industry in Argentina.
- This uncertainty is expected to persist in the short and medium term.
- Given these conditions, the value of the asset is estimated to be 0.

Energy Sales (Gwh)

14500
14000
13500
13000
12500
2009
2010
2011

Additional Information

- Due to intervention in the regulation of the distribution sector, a product of the Government's emergency laws, there has been no adjustment of the distribution tariff for more than 10 years.

45

Assets Involved

CLARO Y ASOCIADOS

Yacylec

General Information

Industry	Transmission
Location	Province of Corrientes, Argentina
Characteristics	Line of 273 km in length + transformer station Rincón de Santa María
Transport Capacity	500 kV
Energy Transported	8,407 GWh
Paid Rate 2011	$ARS 17,764,000 (by agreement)

Ranges of Value (M USD)

Transmission tariff (+/- 5%)
2
5
Discount Rate (+/- 1%)
2
3
2
3
4
5
6

Income (M $ARS)

60000
50000
40000
30000
20000
10000
0
2009
2010
2011

Additional Information

- Until August 2009, Yacylec received a monthly compensation of approximately $AR 6,447,667.
- Afterward, and until July 2010, it did not receive payment.
- Beginning in July, it received an annual compensation of $AR 17.764.000, including an adjustment for the periods during which it was not paid, which is the rate considered in this projection.

46

Assets Involved

Cemsa

General Information	
Industry	Commercialization
Businesses	Sale of energy and fuels Import and export of energy
Nº of Clients	121
Client Composition	Electrical companies, international transmission lines, non-regulated consumption
Energy Sales 2011	1,802 GWh
Gas Sales 2011	962 Mm^3
% Intergroup Sales	> 66%

Ranges of Value (M USD)

Energy Sales (+/- 5%)
14
21
Investments (+/- 30%)
16
19
Terminal Value (+/- 10%)
17
18
Discount Rate (+/- 1%)
18
18
0
5
10
15
20
25

Energy Sales (Gwh)

3000
2500
2000
1500
1000
500
0
2009
2010
2011

Additional Information

- There is strong intervention in the regulated markets served by Cemsa.
- The unregulated prices are distorted by the dynamic of other subsidies and the seasonal and structural scarcity of fuel.

47

Assets Involved

CLARO Y ASOCIADOS

Empresa Eléctrica de Piura, EEPSA

General Information

Industry	Generation
Location	Piura, Perú
Other Characteristics	Commercializes processed natural gas
Installed Capacity	118 MW
Net Generation 2011	687 GWh
Energy Sales 2011	US$ 120 M

Valuation (M USD)

Energy Sales (+/- 5%)
Investments (+/- 30%)
Terminal Value (+/- 10%)
Discount Rate (+/- 1%)
EV/EBITDA multiple
110
114
94
130
105
119
94
135
34
156
0
50
100
150
200

Energy Sales (Gwh)

1600
1200
800
2009
2010
2011

Additional Information

- EEPSA is supplied with Dry Gas via Hydrocarbon purchasing contracts, which are processed by the Graña Montero Plant (GMP). The surplus of Gas (obtained and not utilized) is commercialized. The waste from extraction is commercialized by GMP who pays EEPSA a percentage of the income.
- In 2011, EEPSA began construction of a generation plant in Talara (approx. 200 MW), which be contracted for thirty years. In the projections, this plant is considered cold reserve.

48

Assets Involved

Edelnor

General Information

Industry	Distribution
Concession Area	2,440 km2 (1,838 km2 north of Lima and Callao)
Nº of Customers	1,144,034 customers
Customer Composition	94.1% residential, 3.6% commercial, 0.1% industrial and 2.2% other
Energy Sales 2011	1,410 GWh
Energy Losses	6.4%
Market Participation	19.5%

Ranges of Value (M USD)

Energy Sales (+/- 5%)
Investments (+/- 30%)
Terminal Value (+/- 10%)
Discount Rate (+/- 1%)
EV/EBITDA multiple
1,022
1,068
981
1,108
985
1,105
917
1,201
424
1,611
0
500
1000
1500
2000

Energy (Gwh)

6000
4500
3000
1500
0
GWh
2009
2010
2011

Additional Information

- The company is subject to a Price CAP model, with a rate ($/MWh) calculated to make the infrastructure investment return a profit. These rates are reviewed every four years (next in 2012), when the total investment on which the return is based is recalculated.
- The established rate is adjusted annually for inflation and an adjustment factor, which regulates the excess profits obtained by the company by managing the assets better than anticipated by the regulatory body.

49

CONTENTS

CLARO Y ASOCIADOS

- Executive Summary
- Limitation of Liability
- Operation Conditions
- Valuation Methodologies
- Valuation Results
- Assets Involved
- Effects and Potential Impact
- Conclusions
- Annexes

50

Effects and Potential Impact

CLARO Y ASOCIADOS

Highlighted Aspects of the Transaction

Enersis: Sole Investment Vehicle in South America	▪ Opportunity to eliminate uncertainty as to the eventual competition for resources and projects between Enersis and Endesa, S.A. They align themselves with comparable companies that do not present multiple investment vehicles for development of the region[1]. ▼ Binding documents that formalize the agreement should be considered at the time of the extraordinary shareholders meeting ▼ Enel maintains an option to invest in ERNC[2] through Enel Green Power
Acquisition of Known Assets Limits Risk	▪ More than 95% of the value of the contributed assets that are incorporated come from assets that Enersis presently consolidates and mamnages. Their incorporation will not require additional managerial resources. ▼ An increase in exposure in Argentina is not desirable. Operational framework and regulatory environment present high levels of uncertainty. Nevertheless, Enersis has experience isolating the potential downside of Argentine operations.
Increases in Stock Liquidity	▪ An increase in market capitalization should positively impact the liquidity of stock. Expected effect is an increase in the relative weighting of Enersis in the IPSA and in the MSCI[3] indexes. ▲ In the case of the IPSA index, the weight of Enersis could increase from 6% to between 7.0% - 8.0%.
Additional Capital : Potential for Growth	▪ The transaction strengthens the balance sheet and the Company's cash flow. It improves ratios and indexes of coverage allowing leveraging for further growth. ▼ Potential negative carry for maintenance of excess cash conditioned on the success of the portfolio of M&A opportunities and purchase from minority shareholders. ▼ Capital structure under utilized before increasing leverage(current Debt /Equity of 0.56x versus an estimated of 0.47x post transaction).

[1] Review of investor relations information from Iberdrola, AES, Duke Energy y GDF Suez.
[2] Non conventional renewables energy
[3] Morgan Stanley Composite Index

51

Effects and Potential Impact

Risk Factors and Mitigating Factors

Size of the Transaction	▪ Our valuation of the contributed assets (USD 3.870 M– USD 3.912 M) implies the cash proceeds from the capital increase in a range between USD 2.516 M and USD 2.543 M. The amount would constitute one of the largest cash contributions in the history of the Chilean market. ▲ The amount does not trigger any restrictions on foreign investors. For 8 of the 10 foreign funds with the largest holdings of the Company, the exposure to Enersis is less than 1% of the fund's assets under management[1]. ▲ The investment limits for the Chilean pension funds in Enersis is 4% of their respective assets, with current holdings of approximately 1.0%. Only if a lower modified limit is applied to the investment regimen (1%), today under review by the Superintendence, the limit could get below 0.8%. In the expected scenario, a restriction of AFP investment would not comes from a regulatory restriction.
65% Limit on Concentration Hinders the Subscription Process	▪ Article 5 Bis of the Company bylaws establishes a maximum equity shareholding stake of 65% . ▲ Enersis is consulting the SVS regarding norms for a conditional capital increase, noting that once the transaction is approved, there are possible arrangements that allow a share offering to take place while taking care not to surpass the concentration limit. ▲ A recent Chilean market capital increase applied a comparable methodology.
Regulatory Risks in the Implementation	▪ The regulatory nature of the industry and the geographic diversity of the assets allows us to question the total inexistence of legal or regulatory barriers. ▲ Enersis has provided us with documents assuring that all of the regulatory, governmental and legal risks have been reviewed and do not reveal any obstacles to the transaction.

[1] Including: Vanguard Emerging Mkts Stock Index, DFA Emerging Markets Value I, Fidelity Latin America, Neuberger Berman Equity Income Ist., iSHARES S&P Latin America 40 Index, Acadian Emerging Market Inst L, DFA Emerging Markets Core Equity I, Guggenheim Frontier Market, JHVIT Emerging Market Value , Dalaware Pooled Emerging Markets

52

Effects and Potential Impact

CLARO Y ASOCIADOS

Accounting implications

Accounting treatment of controlling shares	▪ The IFRS accounting norm indicates that differences between book and market value should be registered under Other Reserves in Shareholders` Equity. The changes in the share of a controlling firm in its subsidiary do not generate changes in value of the assets as long as: (i) the change in share does not generate a loss of control, and (ii) comparison to the value at which the shares were acquired/divested does not imply impairment, which would trigger an Impairment Test
Accounting treatment of minority shares	▪ The accounting criteria used by Enersis to register movements of non-controlling stakes considers maintaining the book value already registered by the Group. This implies that the differences between book value and economic or market value should also be registered under Other Reserves in Shareholders` Equity

53

Effects and Potential Impact

CLARO Y ASOCIADOS

Considerations for Cash Requirements

Capital Structure: Current	
	▪ Stable operation 1. Operating Cash flow (average '08 – '11: USD 2.354 M; +/-18%). 2. Free cash flow (average '08 – '11: USD 3.796 M; +7%/-11%). 3. Market projections and the Company do not indicate a change in this tendency ▪ Healthy financial structure: Debt/EBITDA ratio at 3.94x and Debt/Equity ratio at 0.56x. ▪ Rating Agencies have suggested that additional leverage is available without affecting the Company's rating.

Capital Structure: Inmediately post Transaction	
	▪ Shareholders` equity grows by the cash proceeds. ▪ Unstressed financial structure: Estimation of Debt/EBITDA 3.94 times and Debt/ Equity 0.47 times. ▪ EBITDA expected for 2013 post transaction, with no significant changes. Decrease in minority interests +/-USD 300 M estimated for 2012. ▪ High certainty for additional leverage capacity.

54

Effects and Potential Impact

CLARO Y ASOCIADOS

Considerations for Cash Requirements

Investment Opportunities: M&A[1], Minority Purchases and Greenfield Projects

- ▲ Enersis can point to a project pipeline with an investment requirement in the range of USD 2.516 - USD M 2.543 M.[3]
- ▲ Given the track record and professional achievement of Enersis' management, this level of investment is well within the Company's means.
- ▼ The future cash requirements depend on the company's ability to execute the M&A opportunities and acquire minority shares of its subsidiaries[2].

+/-5,200
Accelerated Projects 2013-2014
Minority shareholders
M&A
Total Uses

Investment Opportunities: Greenfield

- The Company has a USD 22.000 M project pipeline.
- Enersis has identified a subset of projects with basic engineering or feasibility studies completed in which investment could be accelerated between 2013 and 2014.
  - ▼ 85% of the investment is in Chile. Recent experience in clearing environmental approval processes raises question on the likelihood of accelerating projects without existing environmental approval.

Investment Opportunities: M&A and Minority Purchases

- Extensive portfolio, focused by the company on alternatives for the next 24 months for an approximate total of USD 3.300 M between minority shares of its subsidiaries acquisitions and M&A.
- With respect to the opportunities presented the strategic outlook is justified, but the success of the investment program depends on external factors:
  - ▼ For some of the M&A targets, a highly competitive process seems likely.
  - ▼ There are some doubts as to the feasibility of some of the acquisition targets, especially at valuation multiples estimated by the Company.

[1] Mergers and Acquisitions
[2] See detail on the next slide
[3] Ranges of contribution in cash coherent with the fair ranges for contributed assets

55

Effects and Potential Impact

CLARO Y ASOCIADOS

CyA Considerations: M&A Opportunities and Minority Purchases

Asset	Description	Estimated Amount (USD mm)	Positive Points	Negative Points	Process Progress to Date	Probability of Succes
Coelce	Partial purchase of free float		Coelce market prices could be undervalued	Possible IPO premium		
Distributor 1	Confidential					
Distributor 2	Confidential					
Edelnor	Partial acquisition of free float distributed among retail investors, Pension Funds, and BCP		Percentage to purchase in retail hands, less than 5%	More than 60% of the percentage to acquire is in the hands of the AFPs		
Edegel	This transaction contemplates two stages: (i) acquisition of the percentage of Inkia in GenerAndes, partnership through which Enersis controls Edegel, and (ii) Offer for 16,6% in the market		Inkia has shown interest in the transaction. The purchase would allow elimination of the shareholder agreement and would grant control to Enersis	5% of the company is in the hands of the AFPs, who might prefer not to sell given the scarcity of electricity assets		
Total		3,200				

56

Effects and Potential Impact

CLARO Y ASOCIADOS

CyA Considerations: Generation Projects with Possibility of Acceleration

Project Name	Country	Location	MW	Date of Original Investment	Type	Engineering Stage	EIA	Progress in the Process	Probability of ability to advance cash flow
Los Cóndores	Chile	San Clemente, Maule Region	150	2016	Hydro	Basic Engineering	Approved		
Renaico	Chile	Renaico, Malleco, Araucanía Region	88	2017	Wind	Basic Engineering	Approved		
Curibamba	Perú	Curibamba, Junín, Jauja	188	2016	Hydro	Basic Engineering	Approved		
Yacila 1	Perú	Paita, Piura	48	Not realized	Wind	Feasibility	Prior to Presentation		
Piruquina	Chile	Las Compuertas, North of Castro, Chiloe	7.6	2017	Mini-Hydro	Feasibility	Approved		
CCGT Taltal	Chile	Taltal, Antofagasta Region	120	Not realized	Thermal Gas	Closed open cycle	Existing installation		
Punta Alcalde 1	Chile	Punta Alcalde, near Huasco, Atacama Region	370	2017	Carbon Vapor	Feasibility	In process		
Neltume	Chile	Panguipulli, Rios Region	490	2015	Hydro	Basic Engineering	In process		
TOTAL			1.462						

57

Effects and Potential Impact

Total Generation Projects Portfolio

CAPEX Portfolio Total Projects: USD 22,000 M

- Projects for execution through 2021 in the region: total 11,031 MW
- Portfolio diversified by
  1. Country – geographical risk distribution
  2. Type of generation – permits flexibility in connection with different hydrology
  3. Engineering stage – investments will be scaled and staged during the next 10 years

USD M Inv.
MW
Conceptual
Prefeasability
Feasability
Basic Engineering
0
4000
8000

USD M Inv.
MW
Colombia
Peru
Brasil
Chile
0
5000
10000
15000

USD M Inv.
MW
Wind
Mini-hydro
Thermal
Hydro
0
5000
10000
15000
20000

58

Effects and Potential Impact

CLARO Y ASOCIADOS

Evaluation of Dilution in Capital Increase by Parts

Summary

- A capital increase is considered dilutive when it has the effect of lowering earnings per share.
- To illustrate this effect, a capital increase[1] is modeled to acquire the contributed assets of ELA, which contribute USD 384 M in additional earnings.
- For values of the contributed assets greater than USD 4,245 M, the transaction has dilutive effects

Before the Capital Increase

USD M Enersis Earnings (pre transaction)	907
N° shares (M)	32,651
Earnings USD cents/share	**2.78**

Effect of Capital Increase

USD M Capital Increase (ELA contributed assets)	**4,862**	**4,400**	**4,245**	**3,891**
N° new shares issued (M)	15,820	14,317	13,813	12,661
N° shares (M) post transaction	48,471	46,968	46,464	45,312
USD M Earnings contributed assets	384	384	384	384
Earnings USD cents/shares (Enersis + ELA contributed assets)	**2.66**	**2.75**	**2.78**	**2.85**
Dilution (accretion)	-4.1%	-1.1%	0.0%	2.6%

[1] A discount of 5% to market price is assumed in the emission of new shares, conventional in capital increase operations and IPO

59

Effects and Potential Impact

CLARO Y ASOCIADOS

Evaluation of Dilution in Purchase of Minorities and M&A

Summary

- A capital increase is modeled exclusively to acquire minority shares of its subsidiaries and M&A. It is valued at USD 2,528 M, equivalent to the cash portion of the capital increase, considering a value of USD 3,891 M for the contributed assets.
- The purchase of minority shares of its subsidiaries and M&A provides at the most earnings of USD 215 M during 2013 in addition to the Enersis base case. The required investment to cover 100% of the planned acquisitions exceeds the cash component of the capital increase by approximately USD 700 M.
- According to the time elapsed and prices of the acquisitions, more or less than the estimated USD 215 M of additional earnings may be captured.
- For all of the scenarios modeled below, the transaction is dilutive.

Post-Increase "ELA"	USD M Enersis Earnings (pre-transaction)	907			
	N° shares (M)	32,651			
	Earnings USD cents/share	**2.78**			
Effect Capital Increase Purchase Min. Shares / M&A	USD M Capital increase (minority contributed assets and M&A)	2,528			
	N° new shares (M)	8,225			
	N° shares (M) post transaction	40,876			
	100% Earnings Base Case presented by the Company (USD M)	215			
	% of Base Case[1]	100%	75%	50%	25%
	USD M additional earnings[2]	215	174	133	92
	Earnings USD cents/share (incl. min. part. and M&A)	**2.75**	**2.64**	**2.54**	**2.44**
	Dilution (accretion)	-1.2%	-4.8%	-8.4%	-12.0%

1 – For the scenarios over 70% of the Base Case, it would be necessary to incorporate debt financing in addition to the capital increase, which is within the possibilities of the Company. This will generate a slight marginal improvement in the earnings per share, not reflected in this analysis.

2 – Additional earnings considers the financial return earned on the unutilized portion of the cash raised.

60

CONTENTS

- Executive Summary
- Limitation of Liability
- Operation Conditions
- Valuation Methodologies
- Valuation Results
- Assets Involved
- Effects and Potential Impact
- Conclusions
- Annexes

61

Conclusions

CLARO Y ASOCIADOS

Final Comments

- This report proposes a new range of values for the contributed assets so that their capitalization is at price, terms and conditions parity with the market, establishing a relationship of terms of fair exchange between the value of Enersis and the value of the contributed assets. Thus, said value would be within the range of USD 3,870 M to USD 3,912 M, which expressed as a percentage of Enersis' market capitalization is in the range of 34.97% to 35.35%.
- Having evaluated the terms and conditions of the Transaction, CyA concludes that the proposed market value for the capitalization of the contributed assets at USD 4,862 M implies a clearly identifiable risk of dilution.
- The fact that there is no definition of price and number of shares for the capital increase yet does not constitute an impediment to perform the requested evaluation. Nevertheless, it should be noted that the definition of number and price of stocks is a fundamental issue in the execution of the Transaction and could impact the relationship of terms of exchange.
- CyA considers that the size of the Transaction, while a risk factor, should not be an impediment to its execution. It is our understanding that Enersis principal minority shareholders, who would contribute cash, have the financial capacity to subscribe the issuance of new shares.
- Even if in CyA's judgment it does not recommend an increase in the Company's exposure to Argentina, we recognize that in large measure this situation is already well managed by Enersis. For this reason, and because of the minimal relevance of the value of the Argentine assets as compared to the value of the total operation, it would not be reasonable to oppose the Transaction on this basis.
- With respect to the investment plan for projects in development, minority purchase and M&A opportunities, the information reviewed point to potential projects whose value is consistent with the size of the cash proceed in the capital increase. Nonetheless: (i) the Company`s debt capacity would end up being under utilized; and (ii) we identify uncertainty in price and period in the execution of the M&A and minority purchase opportunities. Notwithstanding the aforementioned, the capacity of Enersis' administration to manage demanding investment plans is unquestionable.
- It can be concluded that for Enersis, the Transaction represents a strategic opportunity to increase participation in a group of relevant subsidiaries in the region and it would definitively eliminate the conflict of interest present between the Company and its controller with respect to future business in Latin America, assuming that the Transaction considers a robust agreement between Enersis and Endesa, S.A. that guarantees non-competition.
- For all of the aforementioned reasons, if the Transaction is effected on terms of fair exchange, and, additionally, other important commitments like the non-distribution of special dividends or other forms of upstreaming by the controlling shareholder are assured, the Transaction would be positive for all of its shareholders.

62

CONTENTS

CLARO Y ASOCIADOS

- Executive Summary
- Limitation of Liability
- Operation Conditions
- Valuation Methodologies
- Valuation Results
- Assets Involved
- Effects and Potential Impact
- Conclusions
- Annexes

63

Annex

Enersis EV/EBITDA multiple

- Using Bloomberg, the EV [1] and the EBITDA (ttm[2]) of the Company to estimate the EV/EBITDA[3] ratio at which the company currently trades on the market.

EV Enersis (M CLP)	11,215,452	5.64
EBITDA ttm Enersis (M CLP)	1,987,449	Multiple EV/ EBITDA Enersis

[1]Total value of Enersis assets
[2] Ebitda during the last 12 months (Trailing twelve months)
[3] Estimated multiple corresponding to October 18th, 2012

64

Annex

CLARO Y ASOCIADOS

Calculation of Discount in Recent IPOs

#	IPO date	Company Name	Industry	Colocation Agent(s)	% Ownership	Amount (USD M)	Discount factor: Close (day of offering)	Discount factor: 1 week from offering	Discount factor: 2 weeks from offering	Discount factor: 1 month from offering
1	11-26-2002	Corpbanca	Banking	Consorcio & IM Trust	35.20%	148.8	3.61%	5.15%	6.19%	6.19%
2	9-16-2003	Empresas La Polar S.A.	Retail	Larrain Vial	20.00%	32	11.54%	24.04%	19.23%	30.77%
3	5-7-2004	Cencosud S.A.	Retail	Santander Investment, BBVA & Celfin	20.00%	330	8.57%	10.37%	10.08%	15.64%
4	10-15-2004	Salfacorp S.A.	Construction & Real Estate	Larrain Vial	25.00%	23.5	-0.80%	16.01%	14.78%	13.55%
5	6-24-2005	Blanco y Negro S.A.	Sports team	Larrain Vial	100.00%	31.8	30.29%	57.58%	45.49%	57.44%
6	7-14-2005	Ripley Corp S.A.	Retail	Santander Investment, Deutsch Bank y Banchile	15.00%	218.4	10.00%	7.47%	9.58%	9.57%
7	10-20-2005	Sigdo Koppers S.A.	Industrial	Santander Investment & Larrain Vial	25.00%	156.1	-2.86%	-3.82%	-6.19%	-7.14%
8	11-10-2005	Invertec Pesquera Mar de Chiloé S.A.	Aquaculture	Celfin	23.10%	22.2	0.00%	-1.14%	-1.82%	-3.64%
9	11-18-2005	Inversiones Aguas Metropolitanas S.A.	Sanitation	Santander Investment, UBS, Celfin & Banchile	49.90%	455	0.00%	0.00%	-3.15%	-4.17%
10	11-3-2006	Sonda S.A.	Technology	Santander Investment & Consorcio	26.10%	215.4	11.04%	11.84%	13.96%	13.60%
11	12-14-2006	Forus S.A.	Apparel	Celfin	20.00%	44.6	5.49%	3.52%	1.10%	8.35%
12	7-19-2007	Multiexport Foods S.A.	Aquaculture	Larrain Vial	15.00%	96.7	23.46%	25.91%	24.02%	13.22%
13	10-19-2007	Socovesa S.A.	Construction & Real Estate	IM Trust	25.00%	139.6	14.35%	10.45%	8.37%	-1.89%
14	8-21-2008	Azul Azul S.A.	Sports team	Larrain Vial	54.00%	18.2	0.00%	-9.38%	2.08%	-1.35%
15	6-18-2009	Enjoy S.A.	Hospitality & Gaming	Larrain Vial	30.00%	42.8	-3.55%	-2.59%	-4.48%	-7.41%
16	12-3-2009	Hites S.A.	Retail	BBVA & Banchile-Citi	29.50%	42.7	5.00%	8.25%	8.50%	21.60%
17	12-4-2009	Cruzados SADP1	Sports team	IM Trust	80.00%	23.9	5.00%	1.13%	1.61%	0.32%
18	12-1-2010	Compañía Pesquera Camanchaca S.A.	Aquaculture	Larrain Vial	30.00%	232.6	-0.70%	-5.28%	-2.98%	-7.32%
19	5-5-2011	CFR Pharmaceuticals S.A.	Health	Larrain Vial	24.00%	368.8	13.36%	23.53%	26.06%	30.59%
20	5-19-2011	Empresas AquaChile S.A.	Aquaculture	Celfin	32.30%	373	5.00%	0.76%	-0.61%	-11.70%
21	6-9-2011	Australis	Aquaculture	Larrain Vial	12.77%	71	1.31%	-0.54%	5.95%	1.89%
22	6-23-2011	Cruz Blanca	Health	Celfin - IM Trust - Bice	35.00%	254.7	-0.44%	-1.40%	-0.28%	-6.20%
23	6-22-2012	Ingevec	Construction & Real Estate	Larrain Vial	28.90%	26	4.26%	8.52%	11.12%	7.07%
24	7-12-2012	Hortifrut	Agroindustry	Penta - Celfin	29.00%	67.29	-2.52%	-2.19%	-5.31%	-12.50%
25	7-20-2012	Inversiones la Construcción	Diversified holdings	IM Trust - J.P. Morgan - Merryll Lynch	32.20%	468	2.51%	3.82%	3.28%	4.80%
26	8-3-2012	Echeverria Izquierddo	Construction & Real Estate	IM Trust	25.00%	87.4	-0.67%	-3.93%	0.71%	-1.79%
Average							**5.51%**	**7.23%**	**7.20%**	**6.52%**

65

Directors' Committee

CLARO Y ASOCIADOS

Questions Raised by Mr. Rafael Fernández (I)

- A. Identify restrictions and impact on income from and costs of the transfer of ownership of the contributed assets in each one of the companies subject to the operation which could be imposed by the national, state or provincial regulators of each country.
- B. Identify restrictions, greater costs and compensations applicable to the transfer of ownership of the contributed assets in each one of the companies subject to the operation which could be imposed by the antitrust regulatory bodies of each country.
- C. Identify restrictions, greater costs, loss of revenues or of political rights, in view of the transfer of ownership of equity interest in each one of the companies subject to the operation which are in the related stockholder agreements in each company greater involved.
- D. Identify restrictions, company greater costs or loss of revenues applicable to the transfer of ownership of the contributed assets in each one of the companies subject to the operation which are currently in agreements with Suppliers.
- E. Identify restrictions, greater costs or loss of revenues applicable to the transfer of ownership of the contributed assets in each one of the companies subject to the operation which are in the credit contracts of each company involved, such as covenants, waivers, etc.
- F. Critical analysis of the principal risks in the regulatory framework and the hierarchy of legal instruments contained therein, that could be activated by this operation. Assign a value to the risk if it is pertinent.
- G. Effects on ENERSIS Accounting and on each company involved in view of the transfer of ownership of the contributed assets in each one of the companies subject to the operation.
- H. Tax effects on ENERSIS and each company involved in view of the transfer of ownership of the contributed assets in each one of the companies subject to the operation.
- I. Review accounting provisions for Derivatives and Litigation. Summarize impact on them and on costs, deriving from the operation.

66

Directors' Committee

CLARO Y ASOCIADOS

Questions Raised by Mr. Rafael Fernández (II)

- J. For each litigation identified in the last Financial statements, verify the updated amount of maximum potential contingency and evaluate whether-given the magnitude of these, although if it is not appropriate to make provisions given the current status of the lawsuit or arbitration it could be advisable to consider a lower value in the valuations of the companies subject to the operation.
- K. Do a comparative summary of current and resulting Political and Economic Rights at each one of the companies subject to the operation.
- L. Summary by country the autonomy of each company subject to the operation to determine and pay dividends; and to access foreign currencies and transfer them abroad. Evaluate the impact of costs on each company involved in the operation.
- M. From the analysis of volatility of prices to generators in Brazil and Colombia, given the hydrology of their electrical systems, provide an opinion on the commercial policies applied and their impact on income in the coming years.
- N. In Brazil, evaluate possible application of Law 8,666 by regulators of the sector or the Government.
- O. In Brazil, evaluate the impact of the measures announced by the Government regarding electricity prices and rates. Analyze the eventual impact on Concession Contracts and on costs at the companies subject to this operation.
- P. In Peru, evaluate the security of the Gas supply in Piura. Contracts, TorP, DorP, guarantees involved and their relationship with the margin.
- Q. In Dock Sud and Yacilec in Argentina, real situation versus promised by the Government, regarding the payment of Operation and Maintenance costs. Real Cash flow situation versus accounting situation.
- R. In EDESUR Argentina:
  - Evaluate potential loss of Concession Contract with ENRE and Secretariat of Energy.
  - Inform real current and potencial rights to compensation, for ENERSIS due to the proceeding before the CIADI.
  - Explain the current situation of the Contract and the Concession Periods.
- S. Determine, for each asset, the prices of the transaction at which the dilution effect is zero, in ENERSIS and corresponding assets in ENEL.

67

Directors' Committee

Questions Raised by Mr. Rafael Fernández (III)

- T. What would be the discount on the market price of each asset, that should be demanded to offset the ENERSIS holding company discount.
- U. According to CyA, what would be the economic values added to ENERSIS by each one of the assets of the operation.
- V. What would the valuations of Emgesa and Codensa implicit in Eléctrica Bogotá, and how do they compare with those determined by CyA.
- W. In the corporation law 18.046 in Title XVI, referring to Operations with Related Parties, Article 147 establishes among other conditions, that these "must conform in price, terms and conditions to those that prevail in the market at the time of their approval." With attention to the aforementioned, one or more references are required that provide the most precise information possible regarding the market values of the assets that are the object of this operation. I request that CyA provide at least one analysis of what could be a market value for this operation, determined by the stock market values of thepublicity traded companies, upstream and downstream of ENERSIS S.A. Indicate the assumption used and their impact. If CyA esteems it necessary, it should provide sensibilities for its assumptions.
- X. Identify which of the contributed assets offered by ELA are indispensable for maintaining political control of the company and to consolidate the Financial Statements of each subsidiary; where they are not indispensable indicate other political benefits.
- Y. From the same standpoint, explain what the situation would be in Yacylec, Dock-Sud and Piura.
- Z. For each one of the contributed assets offered, indicate EBITDA; cash flow generation and flow of dividends to shareholders, for each one of the last three years.

68

Directors' Committee

Responses to Mr. Rafael Fernández

- An important set of questions raised by Mr. Rafael Fernández **(questions A. to J.)** are covered by a statement provided to us by Enersis, wich reads: "All of the legal, tax, accounting, financial (including operational considerations) and management information, relative to regulator, federal, state, provincial and other issues, antitrust, shareholders agreement, contracts suppliers, credit contracts, derivatives and covenants, accounting effects, tax effects, planning, taxes, provisions, litigation and contingencies, relevant legal proceeding, of any kind and political and economic rights of affiliates and subsidiaries, have been elaborated by professionals and experts from the Enersis Group , which information is reliable, sufficient and exact, and has been supplied based on the best knowledge available to date and understanding of this material."

- This certification allows us to work under the assumption that all of Enersis` shareholders, can assume that **the risks of the Transaction are principally limited to the increase in the ownership in known assets**, with the exceptions of Dock Sud and Yacylec, in Argentina and Piura, in Peru, which in any event inside of the same business group.

- The question wich ask for a quantification of the effect of different issues in the valuations such as volatility of prices of generation by country **(question M.)** it is an integral part of the models of the respective companies in their respective sensitivity scenarios.

- In the same question **(M.)**, we were requested to state an opinion regarding commercial politics. The Company provided us with detailed information and as it is understood that this entails strategic information; Therefore we will limit ourselves to comment that, **in our opinion, Enersis realizes prudent management of commercialization and energy.**

69

Directors' Commitee

CLARO Y ASOCIADOS

Responses to Mr. Rafael Fernández

- With respect to litigations **(questions I. and J.)** Enersis reports in its financial statements a significant collection of them according to Normative Framework (NIC 37).
  - The provision is a liability of uncertain amount and opportunity. Provisions are made when there is a possibility of making a probable payment and it is possible to make a trustworthy estimate of the amount of the obligation. There is no provision and only contingent liabilities are registered when, the eventual obligation exists, and the probability of occurrence is classified as possible or remote or the amount cannot be determined.
  - Preliminary probabilities established by the norm are: Probable is over 50%, Possible is equal to or less than 50% and Remote if it is less than 10%.
  - Of the total litigation present in these companies, an important portion have already been classified as possible or their amount cannot be determined. **Therefore, with respect to these contingencies, there are no provisions. This does not mean that the risk is nonexistent. Our independent evaluation does not modify the criteria nor the amounts of the provisions, but it emphasize the existence of a possible risk of payments or settlements that, with correct adherence to norms , have not been identified in monetary terms on the balance sheet.**
  - Those contributed assets new to the Enersis balance sheet add new contingencies to the perimeter, all of which are treated with equal accounting criteria .
- In relation to the request for accounting considerations **(question G.)**, the report includes a conceptual answer.

70

Directors' Committee

CLARO Y ASOCIADOS

Responses to Mr. Rafael Fernández

- The political and economic rights, both explicit and resulting **(questions K. and L.)** of the companies affected by the Transaction are as follows:

Company	Consolidated before the Transaction	Consolidated after the Transaction	Voting Rights pre-Transaction(*)	Voting Rights post-Transaction(*)
Cemsa			45,0%	100%
Codensa	Yes (shareholder agreement)		50%+1	57,1%
Dock Sud			0%	65,8%
Emgesa	Yes (shareholder agreement)		56,4%	56,4%
Piura			0%	96,5%
Ampla Energia			91,9%	100,0%
Ampla Investimento			91,9%	100,0%
Edelnor			75,7%	75,7%
Edesur			36,9%	43,1%
Endesa Brasil			71,5%	100,0%
San Isidro			95,6%	100,0%
Yacylec			0%	22,2%

* Companies controlled by shareholder agreements, voting rights are for reference purposes

- In all of the controlled companies, Enersis determines the dividend policy. In the case of Argentina, this policy determination inoperative. The companies operate under a structure of prices lower than the direct costs, which is unsustainable. From the perspective of access to the currency exchange market and overseas transfers, the question is only relevant with regards to Argentina.
- The public knowledge of severe currency exchange and transfer restrictions, which in of themselves accredit a serious country-risk problem, as well as the associated factors which limit all possibilities of effectively paying dividends, have resulted in this report`s independent to take the decision to diminish in 100% any possible flow of dividends from Edesur, giving rise to a valuation of zero for the firm.

71

Directors' Committee

CLARO Y ASOCIADOS

Responses to Mr. Rafael Fernández

- Again with regards to the critical country risk situation in Argentina **(question R.)**, our basic scenario considers the total loss of the asset. The asset has already been heavily impaired in the Enersis balance sheet and a total ring fencing has been established. Any situation such as expropriation, intervention, or abandonment is completely isolated from a "Liability Management" perspective in order to not to affect in any way the financial obligations of Enersis. The aforementioned should be understood as a prudent strategy for managing country risk and Liability Management. It only remains to be mentioned that any formal complaint to the CIADI authority is cause for loss of the concession, reason for which these lawsuits have been suspended, although Enersis retains the possibility of reactivating its demands at any time if it should so deem appropriate.

- The Empresa de Energía de Bogotá S.A. E.S.P. (EEB) values its stakes in Emgesa and Codensa **(question V.)** in accordance with the intrinsic value; that is, the percent of shareholder's equity which corresponds to the two firms in question. The upshot is that the implicit value of Emgesa and Codensa in EEB corresponds to the total value of the shareholders equity in the audited financials of each company:

Valuation EEB Vs Valuation Results		
TRM 17 oct 2012 = 1.798	Emgesa	Codensa
EEB share (%)	51,51%	51,51%
Value of the share in EEB's financial statements (USD M)	1.561	756
Implicit value in EEB for 100% of firm (USD M)	3.030	1.467
Results of valuation exercise (USD M)	6.787	5.130

Source: EEB. Audited financial statements 2011. Calculations: Valfinanzas.

- The issue related to evaluating the security of the gas supply for Piura **(Question P.)**, is covered by the specific company page in the report.

72

Directors’ Committee

CLARO Y ASOCIADOS

Responses to Mr. Rafael Fernández

- **Provisional Measure (“MP”) 579, September 11th, 2012 (question O.)**. The principal objective of the Provisional Measure is to lower the costs of energy for consumers. Discounts that the Government estimates between 16% and 28%. The MP allows every generator with franchise expiration until 2015 to anticipate renewal for 30 years.
- The MP is complemented by a tax benefit. The proposal includes a reduction to zero of CCC – Conta de Consumo de Combustíveis – and of the RGR – Reserva Global de Reversão. Additionally, it establishes a reduction of 75% of the CDE – Conta de Desenvolvimento Energético.
- Market estimates savings for consumers of 7% just considering the direct impact on the distributors. Additional savings (close to being announced by the government) should arrive for energy prices and transmission, certainly affecting the competitiveness of new investments in generation and transmission, at least in the short term.
- New generation rates will be calculated by Aneel ; Agência Nacional de Energia Elétrica, and they will cover only O&M costs. The residual value of the asset in the franchise will be calculated by Aneel and reimbursed to the companies. For effects of calculating the cost of replacement or equivalenta value of a new asset is used. In distribution, the residual value continues to be the criterion for reimbursement at the end of the franchise. This point is the principal risk factor because it depends exclusively on Aneel criteria.
- Due to all of the above, these measures are implemented via a Provisional Measure and not by Constitutional Amendment. Some legal analysts estimate that this will eventually open up areas of dispute. An important controversy, the Constitution (Art 175) declares that franchises should be tendered again at the end of their period, not extended.
- Additionally, though theoretical, the operational assets should have an asset close to zero toward the end of a franchise, but an operator normally invests important sums to modernize and maintain its asset base. Because of this, the calculation of residual values will be an object of serious discussion between Aneel and licensees.

73

Directors' Committee

Responses to Mr. Rafael Fernández's Requests

- The graph below shows the evolution of closing prices from the beginning of September (Sep3=100). In the majority of companies achieve a relevant initial effect on September 11, 2012. Later, many return to pre-announcement levels. What is evident is that the companies with closer proximity to renewal of franchises are the most affected. In general terms, given that the share prices are still seeing important corrections, the final effect is still quite unclear.

110.00
105.00
100.00
95.00
90.00
85.00
80.00
75.00
70.00
65.00
60.00
03/09/2012
08/09/2012
13/09/2012
18/09/2012
23/09/2012
28/09/2012
03/10/2012
08/10/2012
13/10/2012
CESP6
TBLE3
GETI4
TRPL4
ELPL4
COCE5
CMIG4
CPFE3
LIGT3
ENBR3
ELET3

74

Directors' Committee

CLARO Y ASOCIADOS

Responses to Mr. Rafael Fernández's Requests

- **Law N 8.666, June 21, 1993 (question N.)** establishes the general procedures for bids and public contracts, relative to acquisitions or sales of any good or service by a public entity. In general, any acquisition or sale of these entities will be the object of public auction, except certain exceptions (in general processes of lesser amount).
- The law prioritizes price as the primary allocation factor and severely restricts other criteria as not very objective or subject to manipulation.
- Water resources are considered a public good, and are therefore subject to this regulation for auctions. **Under this understanding, studying a specific project does not guarantee ex post a preference for the use of the resource in Brazil.** Definitively, the rate offered for the energy by each competitor in the auction prevails, except for small hydro projects (SHPs, <30 MW of installed capacity).
- This norm affects all of the companies in the industry in Brazil in a similar way.

- **Development of Viability Study and Concessions for Hydro Plant Licenses.** The general procedure for registering and approving viability studies and bases for hydro plant projects is regulated by the Resolução Nº 395 de Aneel. To register a study you must submit a series of reports, such as regime of energy to be produced (one`s own production, independent or public service), timetables and cost estimations to be reimbursed in the future.
- Various studies for the same project can be registered. All of the studies are submitted to competitors in the process. The process reimburses the costs of those studies that are solicited/utilized by the winner of the process, who reimburses them as a cost of development. Definitively, developing studies for projects does not provide preferential rights to the project, the studies can be used by other competitors and their costs can be recovered if and only if the participant winner used them in their process.

75

Directors' Committee

Responses to Mr. Rafael Fernández

- From the evaluations of Dock Sud and Yacilec in Argentina **(question Q.)**, we can indicate that the instability of the regulatory framework and the arbitrary nature of the commercial conditions are a complex challenge to capture in an economic valuation model. The dependence of these Companies on unilateral measures from authorities is incorporated in our models with significant penalties intending to capture the real situation, and not hypothetical commitments from authorities. As an example, our discount rates correct for official inflation using figures from alternative sources (figures presented in the Argentine Congress and estimations published in *The Economist*). Through these corrections, our models show an important divergence between the real and the accounting cash flow.

- Specific question **(question S.)** requesting that we determine for each asset the transaction prices at which the dilution effect is zero. This question is directly related to the central objective of the report; manely, how the contribution in kind on the part of the majority stockholder compares with the cash contribution on the part of the other stockholders. This is also related to SvS Oficio 21001 of August 29th, 2012, where in response 4, it indicated that the independent evaluator should opine on the relative weight of the types of contribution.

  - The report contains a clear pronouncement on the subscription conditions between the different stockholders and possible effects of dilution. The analysis was made at an aggregate level of all of the contributed assets, and not individually for each asset. We allocate a specific section in the chapter on valuation to this issue in which assimilating the Transaction as a merger is introduced as a facilitator for evaluating the risks of dilution.

- Extending this response **(questions T. And U.)**, no methodology will allow us to declare asset by asset, but the same methodology explained determines an adjustment of Cono Sur so that the stockholders that subscribe to the capital increase in cash do not suffer a dilutive effect. This is similar to the Enersis holding discount and/or the economic values adjusted to market of the package of assets that will be added to Enersis.

76

Directors' Committee

CLARO Y ASOCIADOS

Responses to Mr. Rafael Fernández

- Which contributed assets offered by ELA are indispensable to maintain political control of the partnership and consolidate the Financial Statements of each subsidiary, indicating other political benefits if appropiate**(question X)**.
    - The only two partnerships where this condition is verified are **Emgesa and Codensa**, in which Enersis, with 18.9% and 25.7% respectively, consolidates by virtue of transfer of rights agreements with Endesa Internacional. **The capitalization of 25.4% and 31.4% respectively, would establish definitive control** over the Enersis partnerships, given that EEB (Empresa Eléctrica de Bogotá), the stockholder with greatest economic rights, has 15% of preferential stock without voting rights.
    - Currently, the voting rights combined in Enersis justify its accounting consolidation. An expert opinion as to the strength of the current structure and the risk supposed for Enersis of losing control of these partnerships is not contemplated in this independent evaluation. Nevertheless, we note that the economic impact of this situation would be relevant because it would imply the deconsolidation of approximately 25% of the EBITDA of Enersis.

    - From the same perspective, what would be the situation for Yacylec (22,2%), Dock-Sud (40,0%) and Piura (96,5%) (**question Y**)?
        - For Yacylec, the Transaction does not imply a controlling participation and stockholder agreements are verified that do not give control but do introduce limitations to the transfer of stock. In the conclusions, we comment with respect to the active risks in Argentina.
        - In the case of Piura in Peru, the contributed assets involve control. There are stockholder agreements at the level of EEPSA and their stockholders with some limitations on the transfer of stocks ("Right of first refusal").
        - For Dock-Sud, even if the Transaction does not impliy the majority of economic rights, it does implicate control. The contributed assets contributed directly from Dock-Sud and indirectly through the Investor Dock Sud allow for control of the partnership. There are stockholder pacts with some limitations on the transfer of stocks ("Right of first refusal").

77

Directors' Committee

Responses to Mr. Rafael Fernández

2009	EMGESA	CODENSA	EEC
Operating Cash Flow	668,992	1,002,889	23,522
Cash Flow from Investment Activities	-81,770	-370,638	-12,760
Dividends paid	408,880	434,788	0
Ebitda	1,106,610	1,012,159	28,934

2010	EMGESA	CODENSA	EEC
Operating Cash Flow	670,280	658,557	38,393
Cash Flow from Investment Activities	-126,626	-272,337	-33,036
Dividends paid	695,246	669,668	37,602
Ebitda	1,112,629	983,619	56,028

2011	EMGESA	CODENSA	EEC
Operating Cash Flow	681,911	1,037,577	34,086
Cash Flow from Investment Activities	-348,776	-308,757	-45,838
Dividends paid	307,373	314,311	0
Ebitda	1,256,231	977,477	62,411

Millons of $ COL

Source: Local currency financial statements

78

Directors' Committee

Responses to Mr. Rafael Fernández

2009	PANGUE	SAN ISIDRO
Operating Cash Flow	59,172	30,199
Cash Flow from Investment Activities	-619	-30,917
Dividends paid	52,867	0
Ebitda	93,762	24,690

2010	PANGUE	SAN ISIDRO
Operating Cash Flow	58,190	10,120
Cash Flow from Investment Activities	-243	35,730
Dividends paid	66,214	38,165
Ebitda	82,711	25,274

2011	PANGUE	SAN ISIDRO
Operating Cash Flow	76,392	77,705
Cash Flow from Investment Activities	-181	-7,153
Dividends paid	73,949	43,116
Ebitda	102,075	65,493

Millons of $ Ch

Source: Local currency financial statements

79

Directors' Committee

CLARO Y ASOCIADOS

Responses to M. Rafael Fernández

2009	AMPLA	COELCE	CGTF	CDSA	CIEN Consol
Operating Cash Flow	598	637	241	194	171
Cash Flow from Investment Activities	-370	-285	-13	-20	-6
Dividends paid	300	263	130	202	0
Ebitda	840	649	327	206	212

2010	AMPLA	COELCE	CGTF	CDSA	CIEN Consol
Operating Cash Flow	553	728	236	300	208
Cash Flow from Investment Activities	-151	-366	-24	-83	102
Dividends paid	114	213	283	257	0
Ebitda	634	807	232	287	256

2011	AMPLA	COELCE	CGTF	CDSA	CIEN Consol
Operating Cash Flow	513	586	228	460	142
Cash Flow from Investment Activities	-430	-266	-28	-58	-2
Dividends paid	51	332	90	307	0
Ebitda	762	755	198	337	185

Millons of Reales

Source: Local currency financial statements

80

Directors' Committee

Responses to Mr. Rafael Fernández

2009	PIURA	EDELNOR
Operating Cash Flow	28	288
Cash Flow from Investment Activities	-9	-193
Dividends paid	12	153
Ebitda	66	430

2010	PIURA	EDELNOR
Operating Cash Flow	111	349
Cash Flow from Investment Activities	-3	-165
Dividends paid	52	119
Ebitda	104	447

2011	PIURA	EDELNOR
Operating Cash Flow	78	309
Cash Flow from Investment Activities	-159	-194
Dividends paid	0	134
Ebitda	134	471

Millons of New Soles

Source: Local currency financial statements

81

Directors' Committee

Responses to Mr. Rafael Fernández

2009	EDESUR	DOCKSUD	CEMSA
Operating Cash Flow	475	16	92
Cash Flow from Investment Activities	-376	-41	-5
Dividends paid	47	0	0
Ebitda	310	126	2

2010	EDESUR	DOCKSUD	CEMSA
Operating Cash Flow	747	132	-93
Cash Flow from Investment Activities	-485	-73	-1
Dividends paid	0	0	0
Ebitda	152	185	5

2011	EDESUR	DOCKSUD	CEMSA
Operating Cash Flow	358	123	24
Cash Flow from Investment Activities	-750	-62	0
Dividends paid	0	0	0
Ebitda	-185	291	6

Millons of $ Arg

Source: Local currency financial statements

82

Directors' Committee

Questions Raised by Mr. Hernán Somerville

- What is the strategic value assigned to the operation? Currently, Enersis manages all of the assets but it does not receive all of the value that it generates; nonetheless, it consolidates 100% of the debt. The execution of this operation reduces this asymmetry.
- What impact will there be if the operation is not realized?
- What value is assigned to the receipt of companies already understood and managed?
- Does the complex chain of current control affect the value of Enersis?
- Do you consider in your report the best financial position for Enersis post operation in light of potential market opportunities?

83

Directors' Committee

CLARO Y ASOCIADOS

Responses to Mr. Hernán Somerville

- In the report we explicitly recognize the strategic sense of the operation. The transaction generates an immediate increase in the final profits and even if it requires tax structuring to receive dividends, the final effects imply strategic value. In any event, this strategic sense will not be accompanied by control premiums.
- In the same sense, we point out the convenience of receiving companies already understood **and managed by the same managment.** Broad knowledge of the cash flows under evaluation and understanding of the contingencies are all included in the balance. It definitely increases control of the unknown, inexistence of major managing costs, and provides greater detail in projection, all conditions that impact assumptions of evaluation model construction.
- The strengthening of the balance sheet and its effects on the ability to undertake an investment plan are also recognized and highlighted in the independent evaluation, together with the recognition that this strength is also accompanied by a decrease in financial leverage.
- Yes, we are concerned about the possible effects if the transaction fails.
  - Our first hypothesis is that Enersis has already internalized in its price the control and consolidation of the regional companies in their condition as the controlling company in the region, specifically Emgesa and Codensa. Therefore, our independent evaluation does not assign an additional economic value. Given that the Transaction emphasizes the value of guaranteeing this control, it leaves open the issues of any possible weakness which comes from the abandonment of managerial rights allowed by the current consolidation.
  - A second dimension of the question is related to future business. The transaction with the corresponding formalities would assure that Enersis be the only vehicle for investment in the region. It would eliminate the risk factor of possible conflicts of interest with its controller disclosed in the form 20-F. Given that the Transaction emphasizes the elimination of this risk, it leaves open the issue of any possible weakness with which the current strategic alliance of the group is built. An expert declaration on this issue is not part of this report.
- Does the complex chain of current control affect the value of Enersis? This question is covered in detail by the methodologies that validate the differences between DCF and market.

84

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: November 19, 2012